

Moody's



2010 ANNUAL REPORT
MOODY'S CORPORATION



Amounts in millions except per share data	2010	2009	2008	2007	2006
OPERATIONS					
Revenue	**$ 2,032.0**	$ 1,797.2	$ 1,755.4	$ 2,259.0	$ 2,037.1
Operating Income[1]	**$ 772.8**	$ 687.5	$ 748.2	$ 1,131.0	$ 1,259.5
Net Income Attributable to Moody's[2]	**$ 507.8**	$ 402.0	$ 457.6	$ 701.5	$ 753.9
Diluted EPS[2]	**$ 2.15**	$ 1.69	$ 1.87	$ 2.58	$ 2.58
BALANCE SHEET					
Total Assets	**$ 2,540.3**	$ 2,003.3	$ 1,773.4	$ 1,714.6	$ 1,497.7
Long-Term Debt	**$ 1,228.3**	$ 746.2	$ 750.0	$ 600.0	$ 300.0
EQUITY TRANSACTIONS					
Cost of Share Repurchases	**$ 223.6**	$ —	$ 592.9	$ 1,738.4	$ 1,093.6
Dividends Paid to Common Shareholders	**$ 98.6**	$ 94.5	$ 96.8	$ 85.2	$ 79.5
Weighted Average Shares Outstanding, Basic	**235.0**	236.1	242.4	266.4	284.2

REVENUE
$ in millions


2,037.1
2,259.0
1,755.4
1,797.2
2,032.0
06
07
08
09
10

OPERATING INCOME
$ in millions


1,259.5
1,131.0
748.2
687.5
772.8
06
07
08
09
10

DILUTED EPS


2.58
2.58
1.87
1.69
2.15
06
07
08
09
10

(1) 2009 operating income includes a $17.5 million charge related to the 2009 restructuring plan and a minor adjustment related to the 2007 restructuring plan. The 2008 amount includes a minor benefit from an adjustment related to the $50 million restructuring charge included in the 2007 amount. The 2006 amount includes a gain of $160.6 million related to the sale of Moody's former New York headquarters building.

(2) Net income and EPS include restructuring charges of $10.9 million in 2009 and $30 million in 2007, and a minor benefit from a restructuring adjustment in 2008; benefits from the resolution of certain legacy tax matters of $4.6 million, $8.2 million, $10.7 million, $52.3 million and $2.4 million, respectively, in 2010, 2009, 2008, 2007 and 2006; and a gain of $94.1 million related to the building sale in 2006.





MOODY'S INVESTORS SERVICE

ABOUT MOODY'S INVESTORS SERVICE

Our Moody's Investors Service (MIS) business provides high quality credit ratings and research covering corporate, government and public finance issuers and structured finance obligations. Our independent and objective opinions contribute to transparent financial markets and provide an insightful view on credit quality to investors and issuers worldwide.

2010 KEY ACCOMPLISHMENTS

- Enhanced investor confidence and perceived value of Moody's ratings and research across all asset classes through improved ratings performance and continued investor outreach.
- Achieved higher than expected growth of new rating relationships in all key markets amid generally favorable market conditions.
- Strengthened our analytical, commercial and administrative infrastructure and processes to proactively address a rapidly changing regulatory environment.

REVENUE BY BUSINESS LINE

$ in millions


$2,000
$1,500
$1,000
$500
$0
06
07
08
09
10

- Corporate Finance
- Structured Finance
- Financial Institutions
- Public, Project and Infrastructure Finance

2010 REVENUE MIX

$ in millions


27%
73%

Corporate Finance
TOTAL: $563.9


43%
57%

Structured Finance
TOTAL: $290.8


37%
63%

Financial Institutions
TOTAL: $278.7


59%
41%

Public, Project and Infrastructure Finance
TOTAL: $271.6

- Recurring Revenue
- Transaction Revenue







Moody's Analytics

ABOUT MOODY'S ANALYTICS

Our Moody's Analytics (MA) business offers unique tools and best practices for measuring and managing risk through expertise and experience in credit research, economic analysis and financial risk management. With leading-edge software and advisory services, MA integrates and customizes its offerings to address specific business challenges and offers best-in-class solutions for debt capital markets and credit risk management professionals.

2010 KEY ACCOMPLISHMENTS

- Demonstrated strong financial performance across all business areas, reflecting improving market conditions and successful execution of growth strategies.
- Extended product portfolio through acquisition of CSI Global Education and further positioned MA as the leading source of expertise and capabilities that enable financial institutions to manage risk.
- Executed aggressive investment plan to drive higher growth as customers emerge from downturn associated with financial crisis.

REVENUE BY BUSINESS LINE

$ in millions



$800
$600
$400
$200
$0
06
07
08
09
10

- Research, Data and Analytics
- Risk Management Software
- Professional Services

MOODY'S ANALYTICS PROVIDES THE CAPABILITIES:

TO ASSESS RISK

We help our clients measure, understand and mitigate risk. This includes credit risk but also goes beyond it, with expertise and offerings that encompass related forms of financial and economic risk.

TO MAKE INFORMED DECISIONS

We offer a multidisciplinary approach and a variety of mechanisms to access our capabilities, including timely alerts on changing data and opinions, software to support various modeling needs, plus both advisory and training services. All of our offerings provide customers with greater ability to make the right choices about risk.

TO ADAPT DECISIONS TO CHANGING FINANCIAL MARKETS

We help our clients monitor the markets to keep their strategies and positions aligned with evolving trends. Our global presence means that our customers have access to experts who understand the unique needs and regulatory parameters of their local markets.

DEAR SHAREHOLDERS AND OTHER READERS,

After the remarkably difficult conditions brought on by the financial crisis, Moody's business performance regained momentum in 2010. Moody's Investors Service (MIS) achieved higher than expected growth amid generally favorable market conditions and earned renewed market confidence in the quality of our credit ratings. Revenue growth at Moody's Analytics (MA) also exceeded expectations, reflecting robust customer demand across our portfolio of risk management products and services. Legislative and regulatory uncertainties in the U.S. gradually abated and we continued to enhance our analytical tools, methodologies and governance practices to better address customer expectations and new oversight guidelines.





At the beginning of 2010, I remarked on two paramount challenges for financial markets: broadening the economic recovery to reach those who did not meaningfully benefit in its early stages—particularly small businesses and consumers that rely on bank lending—and managing the transition to a more resilient financial system without strangling the availability of credit. As the year progressed, credit conditions in the U.S. did ease and lending in many areas improved, providing access to credit to a wider segment of borrowers. Low interest rates and improved corporate performance increased demand for credit in both bond and loan markets in the U.S., aided by stimulus programs such as Build America Bonds that expanded funding opportunities for local governments. Nonetheless, consumers and small businesses continued to struggle, and high rates of unemployment and sustained weakness in the U.S. housing market remained chief concerns. Additionally, regulators and politicians worldwide pursued financial system reform throughout the year, though consensus on direction and degree often proved elusive. The sovereign debt crisis in Europe and uneasiness about the state of U.S. municipal finance fueled anxiety and added complexity to policymaking.

While global financial markets will face significant tests and uneven recovery rates in 2011, improvements in macroeconomic and business conditions experienced during 2010 continue to gain momentum, presenting new opportunities for Moody's. As discussed below, our success will require that we further extend our strengths to maintain market leadership. For MIS, this translates into the delivery of superior insight and timely communication about credit risk; for MA, this means providing best-in-class risk management tools and services. Collectively, these efforts enable our mission to be the world's most respected authority serving credit-sensitive markets.

I will further address our ongoing role in the capital markets and our expectations for continued development of our business after a brief summary of Moody's 2010 performance.

"After the remarkably difficult conditions brought on by the financial crisis, Moody's business performance regained momentum in 2010. Revenue, net income and earnings per share reached their third-highest levels in Company history."

The Year in Review

Moody's achieved strong financial performance in 2010. Revenue, net income and earnings per share reached their third-highest levels in Company history. For the full year, revenue grew $235 million to over $2 billion and net income increased by $106 million to $508 million, reversing a decline of $56 million in 2009.

Recurring revenue, which includes fees from monitoring outstanding securities, subscription-based products and software maintenance fees, accounted for 56% of total Moody's revenue. Geographically, international revenue increased more than seven percent versus 2009 and constituted 46% of the Company's total. Changes in foreign exchange rates had a negligible impact on 2010 revenue growth.

At Moody's Investors Service, global ratings revenue increased by 15% in 2010 due to recovery in important areas of the credit markets and helped by renewed market confidence in our ratings quality. Growth was primarily driven by Corporate Finance ratings, as favorable conditions for bond issuance produced a 38% increase in revenue over 2009. Double-digit growth was also achieved in Public, Project and Infrastructure Finance





Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

ratings, and revenue from Financial Institutions ratings increased by eight percent. Structured Finance experienced a modest year-on-year revenue decline, largely attributable to reduced European activity. Overall, U.S. ratings revenue increased 23%, while ratings revenue elsewhere in the world increased by six percent, led by strong growth in Latin America and Asia.

Strong performance at MIS was all the more notable given uncertain and changing business operating conditions. In both the U.S. and internationally, the credit ratings industry was subject to intense scrutiny and regulatory and legislative reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the European Commission Regulation on Credit Rating Agencies. In response, Moody's undertook extensive revisions to our analytical and governance processes, as well as independent actions to further improve investor confidence and the reliability of our ratings. MIS staff have adapted to these changes promptly and effectively, while achieving strong performance in ratings quality and meeting growing demand for new ratings in a still-challenging economic environment. They have my gratitude and thanks for their superb collective effort.

Moody's Analytics revenue grew eight percent in 2010 and achieved broad-based growth across its product portfolio. Both Risk Management Software and Professional Services realized double-digit growth rates, while the larger Research, Data and Analytics unit posted low-single-digit gains. U.S. revenue increased six percent from 2009, while international revenue increased ten percent and represented 56% of MA's total revenue.

During 2010, MA took important steps to enhance its growth prospects. We added capacity in product development and delivery, anticipating more demand from customers as business conditions improve. We also expanded our geographic presence by adding capacity in customer-facing roles globally, including across key emerging market economies. The strong performance of the business during the latter part of 2010 suggests that our strategy is on target. To complement these organic growth efforts, we also continued to evaluate acquisitions that broaden our product offerings and meet our quality criteria. In November, we acquired CSI Global Education, Canada's leading provider of financial learning, credentials and certifications. We welcome our new colleagues from CSI and look forward to carrying their experience, expertise and programs to additional markets globally.

   

Moody's balance sheet and liquidity remain healthy, with strong cash flow, limited near-term debt maturities and significant borrowing capacity available through our bank credit facility.

Other reported financial measures for Moody's Corporation include:

- Operating income[1] of $773 million, up 12% from $688 million in 2009
- Net income[2] of $508 million, up 26% from $402 million in 2009
- Diluted earnings per share[2] of $2.15, up 27% from $1.69 in 2009

Credit Markets in 2010 and 2011

In sharp contrast to 2009, 2010 was marked by the better flow of credit and liquidity in many markets. 2010 also reflected improving investor confidence and more willingness to accept risk for higher returns amid continued low interest rates. Entering 2011, strong corporate profits and balance sheets, as well as increased merger and acquisition activity, provide reasons for optimism that credit availability and economic recovery will mature beyond stimulus-led activity to sustainable, market-driven conditions.

Against this improving landscape, some key areas of concern remain for 2011. The U.S. housing market remains weak, with more foreclosures expected to weigh on potential home price appreciation throughout the year. Home prices that are stagnant or falling add to anxiety about broader economic recovery, given the association of consumer confidence with home values. In addition to housing, public sector debt levels in both the U.S. and Europe present significant fiscal and policy challenges. During 2010, the European sovereign debt crisis unfolded dramatically, and challenges still remain. Bouts of illiquidity and widening spreads were followed by periods of relative calm, as governments offered policy responses to address concerns about the sustainability of financial systems across the European Union. Although driven by different challenges, U.S. public finances are also under duress, as high unemployment, anti-tax sentiment and worries about public pension obligations generate concerns at all levels of government.

The globalization of finance has created an interconnectedness among markets that is increasingly deep and complex. European banks hold substantial volumes of European sovereign debt and the condition of nationally important banks similarly impacts the financial flexibility of the sovereigns. U.S. municipalities rely on property taxes that fluctuate with home values. Elevated levels of unemployment negatively impact property values and consumption, and thus depress revenue from income, property and sales taxes. Many municipalities are reliant on loans from the same banks that are struggling with troubled residential assets. Additionally, in a globalized marketplace, export-driven growth is vital to many national economies. As a result, financial market risks are more likely to be transmitted from country to country than to be isolated. While dampening vicious cycles and supporting virtuous cycles is a critical role for policymakers, all market participants, including Moody's, have important roles to play. For our Company, that role is to help financial professionals understand and assess risk. We do so by means of the tools and services available from MA as well as through the independent credit judgments expressed in the ratings and research of MIS. In an increasingly global, interconnected financial market, our ratings provide a common language for understanding credit quality. Similarly, our broad range of analytical tools serves to deepen the understanding of credit and provide a solid foundation on which Moody's will build its future success in the marketplace.

The Outlook for Growth

While cyclical conditions in 2010 were favorable for Moody's, long-term stakeholders are most interested in secular trends and their opportunities for growth. In past letters to shareholders, I have discussed disintermediation of financial assets, international expansion and financial

(1) 2009 operating income includes a $17.5 million charge related to 2009 restructuring actions and adjustments to the 2007 restructuring charge.

(2) Net income and diluted EPS include benefits of $4.6 million in 2010 and $8.2 million in 2009 related to the resolution of certain legacy tax matters. The amounts also include a restructuring charge of $10.9 million in 2009.







innovation as important drivers. These remain in place and are likely to positively influence our growth for the foreseeable future. As the prevailing winds inevitably shift, however, they will likely alter the course and speed of these drivers.

For example, a new equilibrium between balance sheet leverage and banking system capital requirements will have a long-term impact on disintermediation. Further, financial innovation, whether through securitization or other mechanisms, will be subject to more scrutiny. Meanwhile, geopolitical dynamics are likely to influence opportunities for Moody's around the world. In light of these developments, our principal growth opportunities include:

New Mandates and Value Creation at Moody's Investors Service Demand for MIS ratings from new bond issuers is accelerating globally. With the ability of banking systems to meet borrowers' funding needs constrained, more companies are seeking access to capital markets. Growth at MIS will also be supported by pricing that increasingly reflects alignment of price with value creation and our enhanced commitment to monitoring and surveillance functions. Demand for new ratings depends critically on the perceived value of our credit ratings to investors seeking to manage risk, especially amidst turbulent credit market conditions. Moody's ratings quality performance metrics are available on our website at www.moodys.com under *Research & Ratings: Ratings Performance*.

New Market and Product Opportunities at Moody's Analytics Geographic opportunities in the emerging markets are as much a part of the MA growth story as they are at MIS. Recognizing the needs of institutions and oversight authorities for best-of-breed risk management tools and services, MA has made significant investments in product development, customer service and geographic reach during 2010. Those initiatives are already delivering important benefits to the MA growth story. MA's software development center in Shenzhen, China has grown to more than 200 employees, and more than half of our 2010 sales growth was generated in central and eastern Europe, the Middle East, Latin America and emerging Asian economies. Among our new product initiatives, MA has introduced credit scoring models for private companies in Russia and China (*RiskCalc Russia*, *RiskCalc China*), a platform for evaluating macroeconomic conditions of U.S. cities (*MetroWorkstation*), as well as *RiskOrigins*, a platform for managing and controlling the loan origination process at commercial banks.

Developing New Standards When evaluating growth opportunities, Moody's focuses on the promulgation of standards, whether through a globally understood rating system, platforms that facilitate the consistent assessment of risk management exposures or the establishment and delivery of competencies for credit and securities market practitioners. In November 2010, we enhanced our portfolio of standards-oriented businesses with the acquisition of CSI Global Education. CSI has been Canada's leading provider of financial learning, credentials and certifications for more than 40 years and recently expanded into other international markets, with notable success in China. In a similar vein, earlier in 2010, Moody's Analytics established the Institute for Risk Standards and Qualifications (iRSQ). iRSQ extends Moody's professional training services into applied risk management and offers a certificate program. iRSQ's program has been endorsed by regulators in the UK and is under review by industry and regulatory bodies in other jurisdictions. Additionally last year, we established a centralized research and development unit, Moody's Research Labs, to more systematically evaluate new market and product opportunities with focused expertise.

"Geographic opportunities in the emerging markets are as much a part of the MA growth story as they are at MIS."




Moody's Research Labs is currently conducting research and testing in the areas of systemic risk analysis, mortgage finance and municipal credit analytics.

Future of Innovation As markets worldwide emerge from the depths of the financial crisis, innovative financial products have begun to regain some investor confidence. Market conditions, as well as regulatory and legislative changes, have dampened issuance in many sectors, however, and the outlook for securitization remains uncertain. Moody's believes that a smaller but healthier securitization market remains the most likely future. We will continue to strive to play a central role in providing insight that facilitates understanding of financial innovation, whether through our ratings and research at MIS, our risk management applications and services at MA or our research and development work inside Moody's Research Labs.

Moody's Social Responsibility and the Role of Our Employees

As a global company active in financial markets, Moody's has a responsibility to our stakeholders as well as to the communities where we work and live. We recognize that our company grows stronger by helping to advance local communities, businesses and individual lives around the world.

Our commitment to corporate social responsibility is extensive and is vigorously represented by the Moody's Foundation, our corporate environmental policy and a wealth of employee engagement and volunteer initiatives. The Moody's Foundation builds enduring relationships with our non-profit partners so that future generations have opportunities for success and a positive impact on society. For example, we are contributing resources and expertise to help advance microfinance initiatives in developing countries. Moody's is also supporting small businesses with free planning tools and relevant information through the Moody's Small Business Information Zone initiative (available at www.moodysbiz.com).

Within Moody's, our Mission and Values guide our business priorities and the way we work together to achieve those goals. Our Values of integrity, insight, intellectual leadership, inclusion and independence form the foundation of a culture of professionalism and respect for people and ideas. The Company's diversity practices are grounded in our core value of inclusion. We strive to create a workplace that reflects a broad range of cultures, experiences and backgrounds, and respects our employees as individuals. We believe that a diverse environment that values and maximizes the contributions of all employees is conducive to delivering opinions, products and services that are of the highest quality.

Our employees form a talented workforce and also a unique and involved community. I am greatly appreciative of their commitment to excellence, their sense of purpose and their contributions that define success for the benefit of all Moody's stakeholders. Their conduct embodies our Mission and Values every day. It is a privilege for all of us to be stewards of Moody's long history as we prepare for future service to the markets and stakeholders that we represent.

Thank you.

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

MOODY'S CORPORATION EXECUTIVE LEADERSHIP


Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer


Linda S. Huber
Chief Financial Officer


Michel Madelain
President and Chief Operating Officer Moody's Investors Service


Mark Almeida
President Moody's Analytics


John J. Goggins
General Counsel


Richard Cantor
Chief Risk Officer


Lisa S. Westlake
Chief Human Resources Officer


Robert Fauber
Corporate Development Officer

The shared aspirations and principles that define Moody's remain deeply ingrained in our culture and provide a clear sense of purpose and direction. Our Values continue to influence our decision making and professional standards, supporting our commitment to the marketplace in becoming a leading global provider of credit options, insights and tools.

OUR MISSION

To be the world's most respected authority serving credit-sensitive markets

OUR VALUES: THE WAY WE WORK

INTEGRITY We hold ourselves to the highest standards of honesty, transparency and fairness in our dealings with each other, with customers and with all market participants.

INDEPENDENCE We arrive at our opinions and analysis through a rigorous and objective review of the facts, free from bias. The market benefits when we think independently and work collaboratively. We embrace the value that diverse views and provocative debate adds to our work.

INCLUSION We strive to create a workplace that reflects a broad range of cultures, experiences and backgrounds. We recognize that a diverse workforce bolsters the quality of our products and analytical insight and strengthens our understanding of customers globally.

INSIGHT We provide unique, forward-looking views into financial markets through our credit opinions, research and macroeconomic analysis. We make ourselves available to our customers and the markets to provide perspective. Our software tools and financial training programs put market information into context and help drive informed decisions.

INTELLECTUAL LEADERSHIP We aim to lead market thinking on credit-sensitive topics. We seek innovative ways to enhance the accuracy, depth and timeliness of our credit opinions, ratings methodologies, macroeconomic analysis and software tools.

DIRECTORS

Raymond W. McDaniel, Jr.[3,4]
Chairman and Chief Executive Officer
Moody's Corporation

Basil L. Anderson[1,2]
Retired Vice Chairman
Staples, Inc.

Darrell Duffie, Ph.D.[1,2,4†]
Dean Witter Distinguished Professor of Finance
Stanford University Graduate School of Business

Robert R. Glauber[1,2]
Retired Chairman and Chief Executive Officer
NASD

Ewald Kist[1,2,3†]
Retired Chairman
ING Groep N.V. (ING Group)

Senator Connie Mack[1,2]
Senior Policy Advisor
Liberty Partners Group

Henry A. McKinnell, Jr., Ph.D.[1,2†,4,*]
Retired Chairman and Chief Executive Officer
Pfizer Inc.

Nancy S. Newcomb[1,2]
Retired Senior Corporate Officer, Risk Management
Citigroup Inc.

John K. Wulff[1†,2]
Retired Chairman
Hercules Incorporated

EXECUTIVE OFFICERS

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

Executive Vice President

Linda S. Huber
Chief Financial Officer

Senior Vice Presidents

Robert Fauber
Corporate Development

John J. Goggins
General Counsel

Jeffrey R. Hare
Corporate Planning

Joseph (Jay) McCabe
Corporate Controller

Arthur N. Skelskie
Corporate Services

Tony Stoupas
Chief Information Officer

Lisa S. Westlake
Chief Human Resources Officer

Vice Presidents

Carlton J. Charles
Treasurer

Thomas Fezza
Global Tax

Anthony G. Mirenda
Global Communications

Blair L. Worrall
Internal Audit

Corporate Secretary

Jane B. Clark

Chief Risk Officer

Richard Cantor

Chief Regulatory and Compliance Officer

Michael Kanef

BOARD COMMITTEES

1 Audit
2 Governance and Compensation
3 International Business Development
4 MIS Committee
* Lead Independent Director
† Committee Chairman

Stockholders and other stakeholders may communicate with the Board, or with a specific director or directors, by writing

c/o Corporate Secretary,
Moody's Corporation
7 World Trade Center at
250 Greenwich Street
New York, NY 10007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO .

COMMISSION FILE NUMBER 1-14037

MOODY'S CORPORATION

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**13-3998945**
(STATE OF INCORPORATION)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

7 World Trade Center at 250 Greenwich Street, NEW YORK, NEW YORK 10007
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
(ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 553-0300.

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	**NAME OF EACH EXCHANGE ON WHICH REGISTERED**
COMMON STOCK, PAR VALUE $.01 PER SHARE	NEW YORK STOCK EXCHANGE
PREFERRED SHARE PURCHASE RIGHTS	NEW YORK STOCK EXCHANGE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (see definition of "accelerated filer and large accelerated filer" in Exchange Act Rule 12b-2).

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Moody's Corporation Common Stock held by nonaffiliates* on June 30, 2010 (based upon its closing transaction price on the Composite Tape on such date) was approximately $4.6 billion.

As of January 31, 2011, 229.4 million shares of Common Stock of Moody's Corporation were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for use in connection with its annual meeting of stockholders scheduled to be held on April 19, 2011, are incorporated by reference into Part III of this Form 10-K.

The Index to Exhibits is included as Part IV, Item 15(3) of this Form 10-K.

* Calculated by excluding all shares held by executive officers and directors of the Registrant without conceding that all such persons are "affiliates" of the Registrant for purposes of federal securities laws.

MOODY'S CORPORATION
INDEX TO FORM 10-K

		Page(s)
	Glossary of Terms and Abbreviations	4-7
	PART I.	
Item 1.	**BUSINESS**	**8**
	Background	8
	The Company	8
	Prospects for Growth	9-10
	Competition	10
	Moody's Strategy	11-12
	Regulation	12-14
	Intellectual Property	14
	Employees	15
	Available Information	15
	Executive Officers of the Registrant	15-16
Item 1A.	**RISK FACTORS**	**17-22**
Item 1B.	**UNRESOLVED STAFF COMMENTS**	**22**
Item 2.	**PROPERTIES**	**22**
Item 3.	**LEGAL PROCEEDINGS**	**22-23**
Item 4.	**RESERVED**	**23**
	PART II.	
Item 5.	**MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**	**24**
	Moody's Purchase of Equity Securities	24
	Common Stock Information and Dividends	25
	Equity Compensation Plan Information	25-26
	Performance Graph	26
Item 6.	**SELECTED FINANCIAL DATA**	**27**
Item 7.	**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**	**28**
	The Company	28
	Critical Accounting Estimates	28-34
	Operating Segments	34-35
	Results of Operations	35-46
	Market Risk	46-47
	Liquidity and Capital Resources	47-53
	2011 Outlook	53
	Recently Issued Accounting Pronouncements	54
	Contingencies	54-56
	Forward-Looking Statements	56-57
Item 7A.	**QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**	**57**
Item 8.	**FINANCIAL STATEMENTS**	**58-101**
Item 9.	**CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**	**102**
Item 9A.	**CONTROLS AND PROCEDURES**	**102**
Item 9B.	**OTHER INFORMATION**	**102**

		Page(s)
	PART III.	
Item 10.	**DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**	**103**
Item 11.	**EXECUTIVE COMPENSATION**	**103**
Item 12.	**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**	**103**
Item 13.	**CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**	**103**
Item 14.	**PRINCIPAL ACCOUNTING FEES AND SERVICES**	**103**
	PART IV.	
Item 15.	**EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**	**104**
SIGNATURES		**105**
INDEX TO EXHIBITS		**106-109**

Exhibits Filed Herewith	
21	SUBSIDIARIES OF THE REGISTRANT
23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – 2010 and 2009
31.1	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

GLOSSARY OF TERMS AND ABBREVIATIONS

The following terms, abbreviations and acronyms are used to identify frequently used terms in this report:

TERM	DEFINITION
ACNielsen	ACNielsen Corporation – a former affiliate of Old D&B
Analytics	Moody's Analytics – reportable segment of MCO formed in January 2008 which combines MKMV, the sales of MIS research and other MCO non-rating commercial activities
AOCI	Accumulated other comprehensive income (loss); a separate component of shareholders' equity (deficit)
ASC	The FASB Accounting Standards Codification; the sole source of authoritative GAAP as of July 1, 2009 except for rules and interpretive releases of the SEC, which are also sources of authoritative GAAP for SEC registrants
ASU	The FASB Accounting Standards Updates to the ASC. It also provides background information for accounting guidance and the bases for conclusions on the changes in the ASC. ASUs are not considered authoritative until codified into the ASC
Basel II	Capital adequacy framework published in June 2004 by the Basel Committee on Banking Supervision
Board	The board of directors of the Company
Bps	Basis points
Canary Wharf Lease	Operating lease agreement entered into on February 6, 2008 for office space in London, England, occupied by the Company in the second half of 2009
CDOs	Collateralized debt obligations
CFG	Corporate finance group; an LOB of MIS
CMBS	Commercial mortgage-backed securities; part of CREF
Cognizant	Cognizant Corporation – a former affiliate of Old D&B, which comprised the IMS Health and NMR businesses
Commission	European Commission
Common Stock	The Company's common stock
Company	Moody's Corporation and its subsidiaries; MCO; Moody's
Corporate Family Ratings	Rating opinion of a corporate family's ability to honor all of its financial obligations which is assigned to the corporate family as if it had a single class of debt and a single consolidated legal entity structure. This rating is often issued in connection with ratings of leveraged finance transactions
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commercial paper
CP Notes	Unsecured CP notes
CP Program	The Company's CP program entered into on October 3, 2007
CRAs	Credit rating agencies
CREF	Commercial real estate finance which includes REITs, commercial real estate CDOs and CMBS; part of SFG
CSI	CSI Global Education, Inc.; an acquisition completed in November 2010; part of the MA segment; a provider of financial learning, credentials, and certification in Canada
D&B Business	Old D&B's Dun & Bradstreet operating company
DBPPs	Defined benefit pension plans
DCF	Discounted cash flow; a fair value calculation methodology whereby future projected cash flows are discounted back to their present value using a discount rate
Debt/EBITDA	Ratio of Total Debt to EBITDA
Directors' Plan	The 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan
Distribution Date	September 30, 2000; the date which Old D&B separated into two publicly traded companies – Moody's Corporation and New D&B

TERM	DEFINITION
EBITDA	Earnings before interest, taxes, depreciation, amortization and extraordinary items
ECAIs	External Credit Assessment Institutions
ECB	European Central Bank
EMEA	Represents countries within Europe, the Middle East and Africa
Enb	Enb Consulting; an acquisition completed in December 2008; part of the MA segment; a provider of credit and capital markets training services
EPS	Earnings per share
ESPP	The 1999 Moody's Corporation Employee Stock Purchase Plan
ETR	Effective Tax Rate
EU	European Union
EUR	Euros
Excess Tax Benefit	The difference between the tax benefit realized at exercise of an option or delivery of a restricted share and the tax benefit recorded at the time that the option or restricted share is expensed under GAAP
Exchange Act	The Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
Fermat	Fermat International; an acquisition completed in October 2008; part of the MA segment; a provider of risk and performance management software to the global banking industry
FIG	Financial institutions group; an LOB of MIS
Fitch	Fitch Ratings, a part of the Fitch Group which is a majority-owned subsidiary of Fimalac, S.A.
Financial Reform Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
FSF	Financial Stability Forum
FX	Foreign exchange
GAAP	U.S. Generally Accepted Accounting Principles
GBP	British pounds
G-8	The finance ministers and central bank governors of the group of eight countries consisting of Canada, France, Germany, Italy, Japan, Russia, U.S. and U.K.
G-20	The G-20 is an informal forum that promotes open and constructive discussion between industrial and emerging-market countries on key issues related to global economic stability. By contributing to the strengthening of the international financial architecture and providing opportunities for dialogue on national policies, international co-operation, and international financial institutions, the G-20 helps to support growth and development across the globe. The G-20 is comprised of: Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Mexico, Russia, Saudi Arabia, South Africa, South Korea, Turkey, U.K., U.S. and the EU, which is represented by the rotating Council presidency and the ECB
HFSC	House Financial Services Committee
IMS Health	A spin-off of Cognizant, which provides services to the pharmaceutical and healthcare industries
Indenture	Indenture and supplemental indenture dated August 19, 2010, relating to the 2010 Senior Notes
Indicative Ratings	These are ratings which are provided as of a point in time, and not published or monitored. They are primarily provided to potential or current issuers to indicate what a rating may be based on business fundamentals and financial conditions as well as based on proposed financings
Intellectual Property	The Company's intellectual property, including but not limited to proprietary information, trademarks, research, software tools and applications, models and methodologies, databases, domain names, and other proprietary materials
IOSCO	International Organization of Securities Commissions
IOSCO Code	Code of Conduct Fundamentals for CRAs issued by IOSCO
IRS	Internal Revenue Service

TERM	DEFINITION
Legacy Tax Matter(s)	Exposures to certain tax matters in connection with the 2000 Distribution
LIBOR	London Interbank Offered Rate
LOB	Line of Business
MA	Moody's Analytics – a reportable segment of MCO formed in January 2008 which includes the non-rating commercial activities of MCO
Make Whole Amount	The prepayment penalty relating to the Series 2005-1 Notes and Series 2007-1 Notes; a premium based on the excess, if any, of the discounted value of the remaining scheduled payments over the prepaid principal
MCO	Moody's Corporation and its subsidiaries; the Company; Moody's
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MIS	Moody's Investors Service – a reportable segment of MCO
MIS Code	Moody's Investors Service Code of Professional Conduct
MKMV	Moody's KMV – a reportable segment of MCO prior to January 2008
Moody's	Moody's Corporation and its subsidiaries; MCO; the Company
Net Income	Net income attributable to Moody's Corporation, which excludes the portion of net income from consolidated entities attributable to non-controlling shareholders
New D&B	The New D&B Corporation – which comprises the D&B business after September 30, 2000
NM	Not-meaningful percentage change (over 400%)
NMR	Nielsen Media Research, Inc.; a spin-off of Cognizant; a leading source of television audience measurement services
NRSRO	Nationally Recognized Statistical Rating Organization
Old D&B	The former Dun and Bradstreet Company which distributed New D&B shares on September 30, 2000, and was renamed Moody's Corporation
Post-Retirement Plans	Moody's funded and unfunded U.S. pension plans, the U.S. post-retirement healthcare plans and the U.S. post-retirement life insurance plans
PPIF	Public, project and infrastructure finance; an LOB of MIS
Profit Participation Plan	Defined contribution profit participation plan that covers substantially all U.S. employees of the Company
PPP	Profit Participation Plan
RD&A	Research, Data and Analytics; an LOB within MA that distributes investor-oriented research and data, including in-depth research on major debt issuers, industry studies, commentary on topical credit events, economic research and analytical tools such as quantitative risk scores
Reform Act	Credit Rating Agency Reform Act of 2006
REITs	Real estate investment trusts
Reorganization	The Company's business reorganization announced in August 2007 which resulted in two new reportable segments (MIS and MA) beginning in January 2008
RMBS	Residential mortgage-backed securities; part of SFG
RMS	The Risk Management Software LOB within MA which provides both economic and regulatory capital risk management software and implementation services
S&P	Standard & Poor's, a division of The McGraw-Hill Companies, Inc.
SEC	Securities and Exchange Commission
Series 2005-1 Notes	Principal amount of $300.0 million, 4.98% senior unsecured notes due in September 2015 pursuant to the 2005 Agreement

TERM	DEFINITION
Series 2007-1 Notes	Principal amount of $300.0 million, 6.06% senior unsecured notes due in September 2017 pursuant to the 2007 Agreement
SFG	Structured finance group; an LOB of MIS
SG&A	Selling, general and administrative expenses
Stock Plans	The Old D&B's 1998 Key Employees' Stock Incentive Plan and the Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan
T&E	Travel and entertainment expenses
TPE	Third party evidence, as defined in the ASC, used to determine selling price based on a vendor's or any competitor's largely interchangeable products or services in standalone sales transactions to similarly situated customers
Total Debt	Current and long-term portion of debt as reflected on the consolidated balance sheets, excluding current accounts payable and accrued liabilities incurred in the ordinary course of business
U.K.	United Kingdom
U.S.	United States
USD	U.S. dollar
UTBs	Unrecognized tax benefits
UTPs	Uncertain tax positions
VAT	Value added tax
VSOE	Vendor specific objective evidence; evidence, as defined in the ASC, of selling price limited to either of the following: the price charged for a deliverable when it is sold separately, or for a deliverable not yet being sold separately, the price established by management having the relevant authority
WACC	Weighted average cost of capital
1998 Plan	Old D&B's 1998 Key Employees' Stock Incentive Plan
2000 Distribution	The distribution by Old D&B to its shareholders of all of the outstanding shares of New D&B common stock on September 30, 2000
2000 Distribution Agreement	Agreement governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution including the sharing of any liabilities for the payment of taxes, penalties and interest resulting from unfavorable IRS determinations on certain tax matters and certain other potential tax liabilities
2001 Plan	The Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan
2005 Agreement	Note purchase agreement dated September 30, 2005 relating to the Series 2005-1 Notes
2007 Agreement	Note purchase agreement dated September 7, 2007 relating to the Series 2007-1 Notes
2007 Facility	Revolving credit facility of $1 billion entered into on September 28, 2007, expiring in 2012
2007 Restructuring Plan	The Company's 2007 restructuring plan approved December 31, 2007
2008 Term Loan	Five-year $150.0 million senior unsecured term loan entered into by the Company on May 7, 2008
2009 Restructuring Plan	The Company's 2009 restructuring plan approved March 27, 2009
2010 Senior Notes	Principal amount of $500.0 million, 5.50% senior unsecured notes due in September 2010 pursuant to the Indenture
7WTC	The Company's corporate headquarters located at 7 World Trade Center
7WTC Lease	Operating lease agreement entered into on October 20, 2006

PART I

ITEM 1. BUSINESS

BACKGROUND

As used in this report, except where the context indicates otherwise, the terms "Moody's" or the "Company" refer to Moody's Corporation, a Delaware corporation, and its subsidiaries. The Company's executive offices are located at 7 World Trade Center at 250 Greenwich Street, New York, NY 10007 and its telephone number is (212) 553-0300. Prior to September 30, 2000, the Company operated as part of The Dun & Bradstreet Corporation.

THE COMPANY

Moody's is a provider of (i) credit ratings, (ii) credit and economic related research, data and analytical tools, (iii) risk management software and (iv) quantitative credit risk measures, credit portfolio management solutions, training and financial credentialing and certification services. In 2007 and prior years, Moody's operated in two reportable segments: Moody's Investors Service and Moody's KMV. Beginning in January 2008, Moody's segments were changed to reflect the Reorganization announced in August 2007 and Moody's now reports in two new reportable segments: MIS and Moody's Analytics. As a result of the Reorganization, the rating agency remains in the MIS operating segment and several ratings business lines have been realigned. All of Moody's other non-rating commercial activities are included within the new MA segment. Financial information and operating results of these segments, including revenue, expenses, operating income and total assets, are included in Part II, Item 8. Financial Statements of this annual report, and are herein incorporated by reference.

MIS, the credit rating agency, publishes credit ratings on a wide range of debt obligations and the entities that issue such obligations in markets worldwide, including various corporate and governmental obligations, structured finance securities and commercial paper programs. Revenue is derived from the originators and issuers of such transactions who use MIS ratings to support the distribution of their debt issues to investors. MIS provides ratings in more than 110 countries. Ratings are disseminated via press releases to the public through a variety of print and electronic media, including the Internet and real-time information systems widely used by securities traders and investors. As of December 31, 2010, MIS had ratings relationships with approximately 11,000 corporate issuers and approximately 22,000 public finance issuers. Additionally, the Company has rated and currently monitors ratings on approximately 102,000 structured finance obligations (representing approximately 15,000 transactions). The aforementioned amounts relating to the number of issuers and transactions represent issuers or transactions that had an active rating at any point during the year ended December 31, 2010. The MA segment develops a wide range of products and services that support the risk management activities of institutional participants in global financial markets. Within its Research, Data and Analytics business, MA distributes investor-oriented research and data developed by MIS as part of its ratings process, including in-depth research on major debt issuers, industry studies, commentary on topical credit related events and also provides economic research and credit data and analytical tools such as quantitative credit risk scores. Within its Risk Management Software business, MA provides both economic and regulatory capital risk management software and implementation services. Within its Professional Services business it provides quantitative credit risk measures, credit portfolio management solutions, training and financial credentialing and certification services. MA customers represent more than 4,100 institutions worldwide operating in approximately 115 countries. During 2010 Moody's research web site was accessed by over 185,000 individuals including 27,000 client users.

The Company operated as part of "Old D&B" until September 30, 2000, when Old D&B separated into two publicly traded companies – Moody's Corporation and New D&B. At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's Dun & Bradstreet operating company. The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services and was renamed Moody's Corporation. For purposes of governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution and to provide for an orderly transition, the Company and New D&B entered into various agreements including a distribution agreement, tax allocation agreement and employee benefits agreement.

PROSPECTS FOR GROWTH

Over recent decades, global fixed-income markets have grown significantly in terms of outstanding principal amount and types of securities or other obligations. Beginning in mid-2007 there was a severe market disruption and decline in issuance activity for some significant asset classes of securities in the U.S. and internationally. Despite the market disruption, Moody's believes that the overall long-term outlook remains favorable for continued secular growth of fixed-income markets worldwide. Moody's business prospects correspond closely to the health of the world's major economies and capital markets. Throughout 2010 there were signs of recovery in the U.S. economy while the global economy has been more volatile with European sovereign debt and related banking sector concerns offset by strong economic growth in emerging markets. Continued improvement of the U.S. economy and housing sector, specifically, along with the stabilization of the European sovereign debt concerns should influence the Company's growth over the near term. Moody's is well positioned to benefit from a long-term recovery in global credit market activity and a more informed use of credit ratings, research and related analytical products in an environment of renewed attention to risk analysis and risk management. Moody's expects that these developments will support continued long-term demand for high-quality, independent credit opinions, research, data and risk management tools and services. An expectation of recovery-driven growth in capital market activity, supported by initiatives to increase market share, leverage pricing opportunities, capture disintermediation activity in developed and developing markets and develop additional data, research and rating products, represent key growth drivers for Moody's.

Growth in global fixed-income markets is attributable to a number of forces and trends. Advances in information technology make information about investment alternatives widely available throughout the world. Technology facilitates issuers' ability to place securities outside their national markets and investors' capacity to obtain information about securities issued outside their national markets. Technology also allows issuers and investors the ability to more readily obtain information about new financing techniques and new types of securities that they may wish to purchase or sell, which in the absence of the appropriate technology may not be easily obtainable. This availability of information promotes the ongoing integration and development of worldwide financial markets and a greater need for credible, globally comparable opinions about credit risk. As a result, existing capital markets have expanded and a number of new capital markets have emerged. In addition, more issuers and investors are accessing developed capital markets. Information technology also provides opportunities to further build a global platform to support Moody's continued expansion in developing markets.

Another trend in the world's capital markets is the disintermediation of financial systems. Issuers increasingly raise capital in the global public capital markets, in addition to, or in substitution for, traditional financial intermediaries. Moreover, financial intermediaries have sold assets in the global public capital markets, in addition to or instead of retaining those assets. Recent credit market disruptions have slowed the trend of disintermediation globally, but Moody's believes that debt capital markets offer advantages in capacity and efficiency compared to the traditional banking systems. Thus, disintermediation is expected to accelerate in the longer-term, with Moody's continuing to target investment and resources to growing international markets where disintermediation and bond issuance should remain more robust.

The strong growth trend seen in the issuance of structured finance securities from the mid-1990's reversed dramatically in 2008 due to market turmoil, with continued declines seen in 2009 and 2010. The market disruptions that escalated in 2008 are expected to continue in the immediate term, however Moody's expects to see some revenue stabilization from this market in the future. Despite significant declines from peak market levels, Moody's believes that structured finance securities will continue to play a role in global credit markets, and provide opportunities for longer term revenue growth. Moody's will continue to monitor this market and adapt to meet the changing needs of its participants.

Rating fees paid by debt issuers account for most of the revenue of MIS. Therefore, a substantial portion of MIS's revenue is dependent upon the dollar-equivalent volume and number of ratable debt securities issued in the global capital markets. MIS's results can be affected by factors such as the performance, and the prospects for growth, of the major world economies, the fiscal and monetary policies pursued by their governments, and the decisions of issuers to request MIS ratings to aid investors in their investment decision process. However, annual fee arrangements with frequent debt issuers, annual debt monitoring fees and annual fees from commercial paper and medium-term note programs, bank and insurance company financial strength ratings, mutual fund ratings, subscription-based research and other areas partially mitigate MIS's dependence on the volume or number of new debt securities issued in the global capital markets.

Moody's operations are also subject to various risks inherent in conducting business internationally. Such risks include currency fluctuations and possible nationalization, expropriation, exchange and price controls, changes in the availability of data from public sector sources, limits on providing information across borders and other restrictive governmental actions. Management believes that the risks of nationalization or expropriation are reduced because the Company's basic service is the creation and dissemination of information, rather than the production of products that require manufacturing facilities or the use of natural resources. However, the formation of, for example, a new government-sponsored regional or global rating agency would pose a risk to MIS's growth prospects. Management believes that this risk, compared to other regulatory changes under consideration for the credit rating industry, is relatively low because of the likelihood that substantial investments over a sustained period would be required, with uncertainty about the likelihood of financial success for the entity.

Legislative bodies and regulators in the U.S., Europe and selective other jurisdictions continue to conduct regulatory reviews of CRAs, which may result in, for example, an increased number of competitors, changes to the business model or restrictions on certain business activities of MIS, or increased costs of doing business for MIS. Therefore, in order to broaden the potential for expansion of non-ratings services, Moody's reorganized in January 2008 into two distinct businesses: MIS, consisting solely of the ratings business, and MA. MA conducts all non-ratings activities including the sale of credit research produced by MIS and the production and sale of other economic and credit-related products and services. The reorganization broadens the opportunities for expansion by MA into activities which may have otherwise been restricted for MIS, due to the potential for conflicts of interest with the ratings business. At present, Moody's is unable to assess the nature and effect that any regulatory changes may have on future growth opportunities.

MA expects to benefit from the growing demand among credit market participants for information that enables them to make sound investment and risk management decisions. These customers require advanced qualitative and quantitative tools to support their management of increasingly complex capital market instruments. Such complexity creates analytical challenges for market participants, including financial intermediaries, asset managers and other investors. In recent years, reliable third-party ratings and research served to supplement or substitute for traditional in-house research as the scale, geographic scope and complexity of financial markets grew. MA remains focused on driving improvements in customer retention, product placements and new customer acquisition in this area. Credit market conditions improved in 2010, helping to raise customer retention level after a period of higher than normal customer attrition in MA.

Growth in MA is also expected as financial institutions adopt active credit portfolio management practices and implement internal credit assessment tools for compliance with Basel II regulations. MA offers products that respond to these needs. This growth will be realized by, for example, the development of new private firm default probability models for specific countries and by expanding analysis capabilities of new asset classes.

The 2010 acquisition of CSI Global Education, Inc., Canada's leading provider of financial learning, credentials and certification, strengthens MA's capabilities for delivering credit training programs, and represents another means for the Company to pursue its objectives of enhancing risk management practices, furthering financial education and promoting efficiency in the capital markets.

COMPETITION

The MIS business competes with other CRAs and with investment banks and brokerage firms that offer credit opinions and research. Many users of MIS's ratings also have in-house credit research capabilities. Moody's largest competitor in the global credit rating business is Standard & Poor's, a division of The McGraw-Hill Companies, Inc. There are some rating markets, based on industry, geography and/or instrument type, in which Moody's has made investments and obtained market positions superior to S&P's while in other markets, the reverse is true.

In addition to S&P, MIS's competitors include Fitch, Dominion Bond Rating Service Ltd. of Canada, A.M. Best Company Inc, Japan Credit Rating Agency Ltd., Rating and Investment Information Inc. of Japan and Egan-Jones Ratings Company. In 2008 two more firms were granted the Nationally Recognized Statistical Rating Organizations status in the U.S: LACE Financial Corp. and Realpoint LLC. In 2010 these two firms were acquired by Kroll Bond Rating Agency, Inc. and Morningstar, Inc., respectively, to enable them to compete as NRSROs. Additional rating agencies may emerge in the U.S. as the SEC continues to expand the number of NRSROs. Other competition may arise in the U.S. from credit opinion providers who do not operate as NRSRO's, such as Bloomberg. Competition may also increase in developed or developing markets outside the U.S. over the next few years as the number of rating agencies may increase, although a more regulated credit ratings industry, both in the U.S. and internationally, may provide for a less appealing expansion opportunity.

The increased regulatory focus on credit risk presents both opportunities and challenges for Moody's. Global demand for credit ratings and risk management services may rise, but regulatory actions may result in a greater number of rating agencies and/or additional regulation of Moody's and its competitors. Alternatively, banking or securities market regulators could seek to reduce the use of ratings in regulations, thereby reducing certain elements of demand for ratings, or otherwise seek to control the analysis or business of rating agencies.

Credit rating agencies such as MIS also compete with other means of managing credit risk, such as credit insurance. Competitors that develop quantitative methodologies for assessing credit risk also may pose a competitive threat to Moody's.

MA competes broadly in the financial information space against diversified competitors such as Thomson-Reuters, Bloomberg, RiskMetrics, S&P, Fitch, Dun & Bradstreet, and Markit Group among others. MA's main competitors within RD&A include S&P, Fitch Algorithmics, CreditSights, Thomson-Reuters, Intex, IHS Global Insight, BlackRock Solutions and other smaller boutique providers of fixed income analytics, valuations, economic data and research. In RMS, MA faces competition from Fitch Algorithmics, SunGard, SAS, Oracle and other various smaller vendors and in-house solutions. Within professional services, MA competes with Oliver Wyman for certain credit risk advisory services, with Omega Performance, DC Gardner, and a host of boutique providers for financial training.

MOODY'S STRATEGY

Moody's continues to follow growth strategies that adapt to market conditions and capitalize on emerging opportunities.

Given recent market turmoil, Moody's immediate focus is on making effective business decisions to adapt to challenging economic, market and regulatory conditions while positioning the Company to benefit from gradual recovery in global credit market activity.

Given the renewed attention to risk analysis and risk management, Moody's is committed to further encouraging the informed use of credit ratings, research and related analytics products.

Moody's seeks to differentiate itself from incumbent and potential competitors with predictive, uniquely thoughtful and forward-looking opinions about credit and the credit industry.

Adapting to market changes is a key factor in maintaining market relevance. Moody's continuously monitors opportunities to selectively diversify its revenue base through organic growth and acquisitions, in order to replace areas of lost revenue and position the Company for new sources of business.

In support of those goals Moody's intends to continue its focus in the following areas:

Expansion in Financial Centers

Moody's serves its customers through its global network of offices and business affiliations. Moody's currently maintains comprehensive rating and commercial operations in financial centers including Beijing, Buenos Aires, Dubai, Frankfurt, Hong Kong, London, Madrid, Mexico City, Milan, Moscow, New York, Paris, Sao Paolo, Seoul, Singapore, Sydney, Tokyo and Toronto. Moody's expects that its global network will position it to benefit from the expansion of worldwide capital markets and thereby increase revenue. Moody's also expects that the growth of its MIS business in Europe will return once there is clarity on the resolution of the European sovereign debt crisis. Additionally, Moody's expects to continue its expansion into developing markets either directly or through joint ventures. This will allow Moody's to extend its credit opinion franchise to local and regional obligors, through domestic currency ratings and national scale ratings.

New Rating Products

Moody's continues to respond to investor demand for new products and enhancements. In the recent market turmoil, attention to core strengths has been crucial and enhancements have and continue to be focused on quality and transparency. Given the particular disruption in the structured finance markets, MIS has been developing enhanced structured finance offerings to meet investor demands for more information content. Leveraging the diversity of its research data and analytics, Moody's has introduced cross-sector analysis to better illustrate the broader impacts of recent market events. This is further enhanced by the incorporation of macroeconomics to frame conditions and assumptions. MIS continues to capitalize on market developments and enhance ratings surveillance efficiency, focusing on new ratings products and to identify, design, develop and maintain value-added research, analytics and data products serving the capital markets.

Internet-Enhanced Products and Services

Moody's is expanding its use of the Internet and other electronic media to enhance customer service. The Company's website provides the public with instant access to ratings and provides the public and subscribers with credit research and risk assessment tools. Internet delivery also enables Moody's to provide services to more individuals within a customer organization and to offer higher-value services because of more timely delivery. Moody's expects that access to these applications will increase customer use of the Company's services. Moody's expects to continue to invest in electronic media to capitalize on these and other opportunities.

Expansion of Credit Research Products and Investment Analytic Tools

Moody's plans to expand its research and analytic services through internal development and potentially through acquisitions. Most new product initiatives are more analytical and data-intensive than traditional narrative research offerings. Such services address investor interest in replicating the types of monitoring activities conducted by Moody's analysts and provide the means for customers to gain access to raw data and financial statistics and ratios used by MIS in the rating process for municipalities, companies and financial institutions. These products represent important sources of growth for MA's RD&A business. MA is developing products in the fixed-income valuations and pricing arena that facilitate price transparency in global fixed income markets, especially for complex structured securities and derivative instruments. Moreover, Moody's continues to pursue opportunities to extend its research relevance in new domestic or regional markets (e.g., China) as well as new functional markets (e.g., hedge funds).

New Quantitative Credit Risk Assessment Services

Moody's will continue to provide banks and other institutions with quantitative credit risk assessment solutions. The Company believes that there will be increased demand for such services because they assist customers trading or holding credit-sensitive assets to better manage risk and deliver better performance. Also, international bank regulatory authorities are assessing the adequacy of banks' internal credit risk management systems for the purpose of determining regulatory capital. The acquisition of Fermat in 2008 accelerated Moody's capabilities in this area. Such regulatory initiatives create demand for, and encourage adoption of, related services by banks from third-party providers.

REGULATION

In the U.S., since 1975, MIS has been designated as an NRSRO by the SEC. The SEC first applied the NRSRO designation in that year to companies whose credit ratings could be used by broker-dealers for purposes of determining their net capital requirements. Since that time, Congress, the SEC and other governmental and private bodies have used the ratings of NRSROs to distinguish between "investment-grade" and "non-investment-grade" securities, among other purposes.

In September 2006, the Credit Rating Agency Reform Act of 2006 was passed, which created a voluntary registration process for rating agencies wishing to be designated as NRSROs. The Reform Act provided the SEC with authority to oversee NRSROs, while prohibiting the SEC from regulating the substance of credit ratings or the procedures and methodologies by which any NRSRO determines credit ratings. In June 2007, the SEC published its first set of rules implementing the Reform Act. These rules address the NRSRO application and registration process, as well as oversight rules related to recordkeeping, financial reporting, prevention of misuse of material non-public information, conflicts of interest, and prohibited acts and practices. In February 2009, the SEC published a second set of rules applicable to NRSROs, the majority of which provide requirements for managing conflicts of interest, enhancing record keeping requirements, and improving transparency of ratings performance and methodologies. In November 2009, the SEC published a third set of final rules for NRSROs. These rules, which came into force in June 2010, require additional disclosure of rating histories and prohibit NRSROs from rating structured finance products unless the issuer makes the same information accessible to all NRSROs that it provides to an NRSRO hired to determine the rating. In 2009, the SEC also determined to eliminate references to NRSRO ratings in certain regulations, retain some references and seek additional comments on other references.

MIS has been registered as an NRSRO with the SEC under the Exchange Act as of September 2007, and as of that time MIS has been subject to the SEC's oversight rules described above. As required by the rules, MIS has made its Form NRSRO Initial Application, its Annual Certification of Form NRSRO, and any associated updates publicly available by posting it on the Regulatory Affairs page of the Company's website.

The Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law on July 21, 2010. The subtitle of the Financial Reform Act that addresses the CRA industry is Title IX, Subtitle C. This subtitle seeks, among other things, to enhance transparency and accountability in the credit rating agency industry, and to reduce the regulatory reliance on credit ratings. The majority of the provisions of Subtitle C of Title IX of the Financial Reform Act seek to regulate the activities of those CRAs that are registered under the SEC's regulatory framework for NRSROs. Therefore, these provisions will apply to any CRAs in MIS's corporate family that fall under the NRSRO regime.

Provisions of the Financial Reform Act applicable to NRSROs include, among others:

- heightened compliance standards, including the adoption of enhanced corporate governance and conflicts of interest policies and procedures, implementation of professional standards for credit analysts and periodic compliance examinations;
- increased public disclosures, including disclosure of the ratings process and methodology, factors relied upon in formulating ratings, results of third-party due diligence and accuracy of prior ratings;
- replacement of references to credit ratings in certain federal laws with broader references to the "credit-worthiness" of a security;
- a mandate that the SEC study the feasibility of establishing a system in which a utility or a self-regulatory organization assigns NRSROs to determine the credit ratings of structured finance products to address so-called "rating-shopping" by issuers and underwriters of structured financial products; and
- rescission of Rule 436(g) under the Securities Act of 1933 (the "Securities Act"), which provided NRSROs with an exemption from expert liability under the Securities Act for ratings information included in registration statements.

Certain of the above mentioned provisions were effective immediately. These include provisions that potentially impact CRAs' liability environment. The enhanced regulatory regime for CRAs could potentially increase the costs associated with the operation of a CRA and increase the legal risk associated with the issuance of credit ratings. Moreover, it is possible that the number of legal proceedings, especially as related to future ratings, may increase materially and the potential exposure of CRAs thereunder may also increase. It is possible that implementing changes to the Company's operations to address the changed liability environment may result in lower revenues and/or increased expenses and may significantly change the manner in which the Company conducts its credit rating business.

The majority of the provisions in the Financial Reform Act as it pertains to CRAs are to be implemented through rule-making by the SEC and other regulatory authorities. The SEC has published a schedule for its rule making activity over the coming year, and it appears that the majority of the rule-making as it pertains to the CRA industry will be conducted and completed in the first half of 2011. Specifically, the SEC has indicated that it expects to propose various rules for NRSROs to implement the relevant provisions of the Financial Reform Act before the end of March 2011. One provision that the SEC has already implemented, in accordance with the mandated time-line under the Financial Reform Act, is the elimination of the specific exemption from Regulation Fair Disclosure for information provided by issuers to CRAs, for the purpose of developing a rating.

In addition, the SEC has several pending rule proposals on CRAs, including: 1) a rule proposal to require disclosure about credit ratings when ratings are used in connection with the sale of registered securities; 2) a rule proposal regarding the NRSRO compliance function and disclosure about revenues received for credit rating services; and 3) rule proposals regarding structured finance regulations. In January 2011, the SEC adopted a rule, which will come into effect on September 26, 2011, requiring NRSROs to disclose information about the representations and warranties of the structured finance securities they rate. The bank regulators also have begun their rule making activities, and in October 2010 they closed a comment period requesting views from market participants on alternatives to credit ratings that could be incorporated into banking supervision. MIS and MA both provided comments, and these can be found on the Company's website.

Finally, as part of the ongoing debate surrounding the financial crisis, MIS participated in a hearing held by the Financial Crisis Inquiry Commission ("FCIC") on June 2, 2010. The FCIC's report and two dissenting opinions were published on January 27, 2011.

Internationally, several regulatory developments have occurred:

The G-8 and the G-20—In November 2008, the Heads of State of the G-20 reached agreement on a wide-ranging set of proposals to better regulate financial systems. Among other things, the G-20 committed to implement oversight of the CRAs, consistent with the strengthened International Organization of Securities Commissions' Code of Conduct (see below) and agreed that, in the medium term, the countries should implement a registration system for CRAs. The G-20 also committed to formulate their regulations and other measures in a consistent manner and recommended that IOSCO review CRAs' adoption of the standards and mechanisms for monitoring compliance. On April 2, 2009, the G-20 Heads of State meeting was held in London, where the G-20 provided a six-part action plan to address the financial crisis: (1) to restore confidence, growth, and jobs; (2) to repair the financial system to restore lending; (3) to strengthen financial regulation and rebuild trust; (4) to fund and reform international financial institutions to overcome the current crisis and prevent future ones; (5) to promote global trade and investment and reject protectionism; and (6) to build an inclusive, green, and sustainable recovery. The G-20's plan also contains a number of provisions that are specific to CRAs. In particular, the G-20 member states agreed to extend regulatory oversight to and require registration of CRAs in order to ensure that they adhere to the international code of good practice. On July 10, 2009, the G-8 restated its commitment to implement the G-20's statement.

In September 2009, the G-20 met in Pittsburgh and developed a progress report on actions to promote global financial regulatory reform. With respect to CRAs, the G-20 acknowledged that stronger oversight regimes for CRAs have been developed in the EU, the U.S. and Japan, and recognized that the development of good practices for due diligence by asset managers investing in structured finance products will result in reduced reliance on credit ratings. The G-20 also expressed concern about the creation of globally inconsistent regulations.

More recently, on October 23, 2010, the G-20 Finance Ministers and Central Bank Governors met in Seoul, Korea in preparation for the November 2010 meeting of the G-20 Heads of State. Broadly, the Finance Ministers and Central Bank Governors have agreed to continue to work in cooperation with one another. In advance of this meeting, the International Monetary Fund (IMF) and the Financial Stability Board (FSB) published a report and a statement, respectively with the FSB publishing a more detailed report on October 27, 2010. As pertaining to CRAs, both institutions advocate that governments reduce their reliance on credit ratings in regulation. While both entities acknowledge that the process will take time, they believe that the mechanistic use of ratings by governments should over time be discontinued.

IOSCO—In December 2004, the Technical Committee of IOSCO published its Code of Conduct Fundamentals for Credit Rating Agencies. In May 2008, IOSCO published the revised IOSCO Code. The changes made to the IOSCO Code broadly address greater transparency of methodologies and processes by CRAs. In July 2008, IOSCO also announced that it will monitor the CRAs implementation of the IOSCO Code changes and it will explore the means by which IOSCO members might work together to verify the proper and complete disclosure by CRAs of information required by the IOSCO Code.

On March 12, 2009, IOSCO published its second review of the CRAs implementation of the IOSCO Code. The report noted that seven out of the 21 CRAs reviewed had implemented the IOSCO Code in their own codes of conduct. In particular, MIS was found to have substantially implemented the 2008 revisions to the IOSCO Code. In addition, IOSCO announced the establishment of a new standing committee that will address global issues regarding the CRA industry.

MIS has revised its Code of Professional Conduct (fashioned on the IOSCO Code) on several occasions to reflect the changes made to the IOSCO Code and the broader changes in the regulatory environment for CRAs. Beginning in 2006, MIS has annually published a report that describes its implementation of its Code. The MIS Code and implementation reports can be found on the Company's website.

EU—In late April 2009, the European Parliament voted and passed a new regulation ("EU Regulation") that establishes an oversight regime for the CRA industry in the European Union. The framework for the EU Regulation requires the registration, formal regulation and periodic inspection of CRAs operating in the EU. The EU Regulation also sets out specific requirements for the use of ratings that are produced outside of the EU and used for regulatory purposes in the EU. Among these is a requirement for the relevant competent authority in the EU and the competent authority of the non-EU jurisdiction where that rating has been produced to enter into a cooperation agreement containing provisions related to the exchange of information and the coordination of supervisory activities. At this time it is too early to give a more precise assessment of the impact of the EU Regulation on MIS. The Company expects that there will be increases in our operational and compliance costs on a one-time and recurring basis. In addition, the European Securities and Market Authority (ESMA) was established in January 2011, and will have direct supervisory responsibility for the CRA industry in the EU. It is expected to be fully operational by June 2011. Also, the regulatory framework of the CRA industry continues to be discussed in the European Union. The European Commission recently published a consultation document on the need for additional measures to supervise the CRA industry and the European Parliament is debating and modifying an Own Initiative Report on the topic. MIS's response to the Commission's consultation document can be found on the Company's website. Among the issues being debated are the issuer-pay business model, use of ratings in regulation, sovereign ratings, competition and CRAs' liability environment. It is expected that in the near future the European Commission will publish a proposal for additional regulation that will consider some or all of these topics.

The Basel Committee—In June 2004, the Basel Committee on Banking Supervision published a bank capital adequacy framework, called Basel II, to replace its initial 1988 framework. Under Basel II, ratings assigned by recognized CRAs or ECAIs, can be used by banks in determining credit risk weights for many of their institutional credit exposures. Recognized ECAIs could be subject to a broader range of oversight. National authorities have begun the ECAI recognition process. MIS has been recognized as an ECAI in several jurisdictions and the recognition process is ongoing in many others. As a result of the recent developments in the financial markets, the banking authorities of the Basel Committee have been reconsidering the overall framework. Work on the new framework, Basel III, substantially has been completed. It is to be implemented in stages, beginning in 2010 and concluding in 2018. Basel III continues to use credit ratings as a tool in bank supervision.

Other legislation and regulation relating to credit rating and research services is being considered by local, national and multinational bodies and this type of activity is likely to continue in the future. In addition, in certain countries, governments may provide financial or other support to locally-based rating agencies. For example, governments may from time to time establish official rating agencies or credit ratings criteria or procedures for evaluating local issuers. If enacted, any such legislation and regulation could change the competitive landscape in which MIS operates. The legal status of rating agencies has been addressed by courts in various decisions and is likely to be considered and addressed in legal proceedings from time to time in the future. Management of MIS cannot predict whether these or any other proposals will be enacted, the outcome of any pending or possible future legal proceedings, or regulatory or legislative actions, or the ultimate impact of any such matters on the competitive position, financial position or results of operations of Moody's.

INTELLECTUAL PROPERTY

Moody's and its affiliates own and control a variety of intellectual property, including but not limited to proprietary information, trademarks, research, software tools and applications, models and methodologies, databases, domain names, and other proprietary materials ("Intellectual Property") that, in the aggregate, are of material importance to Moody's business. Management of Moody's believes that each of the trademarks and related corporate names, marks and logos containing the term "Moody's" are of material importance to the Company. The Company, primarily through Moody's Analytics, licenses certain of its databases, software applications, credit risk models, training courses in credit risk and capital markets, research and other publications and services that contain Intellectual Property to its customers. These licenses are provided pursuant to standard fee-bearing agreements containing customary restrictions and intellectual property protections. In addition, Moody's is licensed to use certain technology and other intellectual property rights owned and controlled by third parties. Specifically, Moody's licenses financial information (including market and index data, financial statement data, third-party research, default data, and security identifiers), as well as software applications. The Company obtains such technology and intellectual property rights from a variety of sources. The Company considers its Intellectual Property to be proprietary, and Moody's relies on a combination of copyright, trademark, trade secret, patent, non-disclosure and other contractual safeguards for protection. Moody's also pursues instances of third-party infringement of its Intellectual Property in order to protect the Company's rights.

The names of Moody's products and services referred to herein are trademarks, service marks or registered trademarks or service marks owned by or licensed to Moody's or one or more of its subsidiaries.

EMPLOYEES

As of December 31, 2010 the number of full-time equivalent employees of Moody's was approximately 4,500.

AVAILABLE INFORMATION

Moody's investor relations Internet website is http://ir.moodys.com/. Under the "SEC Filings" tab at this website, the Company makes available free of charge its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after they are filed with, or furnished to, the SEC.

The SEC maintains an internet site that contains annual, quarterly and current reports, proxy and other information statements that the Company files electronically with the SEC. The SEC's internet site is http://www.sec.gov/.

EXECUTIVE OFFICERS OF THE REGISTRANT

NAME, AGE AND POSITION	BIOGRAPHICAL DATA
Mark E. Almeida, 51 *President—Moody's Analytics*	Mr. Almeida has served as President of Moody's Analytics since January 2008. Prior to this position, Mr. Almeida was Senior Vice President of Moody's Corporation from August 2007 to January 2008, Senior Managing Director of the Investor Services Group (ISG) at Moody's Investors Service, Inc. from December 2004 to January 2008 and was Group Managing Director of ISG from June 2000 to December 2004. Mr. Almeida joined Moody's Investors Service, Inc. in April 1988 and has held a variety of positions with the company in both the U.S. and overseas.
Richard Cantor, 53 *Chief Risk Officer*	Mr. Cantor has served as Chief Risk Officer of Moody's Corporation since December 2008 and as Chief Credit Officer of Moody's Investors Service, Inc. since November 2008. From July 2008 to November 2008, Mr. Cantor served as Acting Chief Credit Officer. Prior thereto, Mr. Cantor was Managing Director of Moody's Credit Policy Research Group from June 2001 to July 2008 and Senior Vice President in the Financial Guarantors Rating Group. Mr. Cantor joined Moody's in 1997 from the Federal Reserve Bank of New York, where he served as Assistant Vice President in the Research Group and was Staff Director at the Discount Window. Prior to the Federal Reserve, Mr. Cantor taught Economics at UCLA and Ohio State and has taught on an adjunct basis at the business schools of Columbia University and New York University.
Robert Fauber, 40 *Senior Vice President—Corporate Development*	Mr. Fauber has served as Senior Vice President—Corporate Development of Moody's Corporation since April 2009 and as Vice President-Corporate Development since he joined Moody's in September 2005 to April 2009. Prior to joining Moody's, Mr. Fauber served in several roles at Citigroup from 1999 to 2005, including most recently, Director of Planning and Business Development for Citigroup's Alternative Investments division. Prior to that, Mr. Fauber worked as a Director in Corporate Strategy & Business Development for Citigroup and a Vice President and Associate in the Financial Sponsor and Telecom investment banking groups at the firm's Salomon Smith Barney subsidiary. From 1992-1996, Mr. Fauber worked at NationsBank (now Bank of America), working in the middle market commercial banking group and also ran the firm's Global Finance college recruiting program in 1997.
John J. Goggins, 50 *Senior Vice President and General Counsel*	Mr. Goggins has served as the Company's Senior Vice President and General Counsel since October 1, 2000. Mr. Goggins joined Moody's Investors Service, Inc. in February 1999 as Vice President and Associate General Counsel. Prior thereto, he served as counsel at Dow Jones & Company from 1995 to 1999, where he was responsible for securities, acquisitions and general corporate matters. Prior to Dow Jones, he was an associate at Cadwalader, Wickersham & Taft from 1985 to 1995, where he specialized in mergers and acquisitions.
Linda S. Huber, 52 *Executive Vice President and Chief Financial Officer*	Ms. Huber has served as the Company's Executive Vice President and Chief Financial Officer since May 2005. Prior thereto, she served as Executive Vice President and Chief Financial Officer at U.S. Trust Company, a subsidiary of Charles Schwab & Company, Inc., from

NAME, AGE AND POSITION	BIOGRAPHICAL DATA
	2003 to 2005. Prior to U.S. Trust, she was Managing Director at Freeman & Co. from 1998 through 2002. She served PepsiCo as Vice President of Corporate Strategy and Development from 1997 until 1998 and as Vice President and Assistant Treasurer from 1994 until 1997. She served as Vice President in the Energy Investment Banking Group at Bankers Trust Company from 1991 until 1994 and as an Associate in the Energy Group at First Boston Corporation from 1986 through 1990. She also held the rank of Captain in the U.S. Army where she served from 1980 to 1984.
Michel Madelain, 55 *President and Chief Operating Officer—Moody's Investors Service*	Mr. Madelain has served as President of Moody's Investors Service Inc. since November 2010 and as Chief Operating Officer since May 2008. Prior to this, Mr. Madelain served as Executive Vice President, Fundamental Ratings from September 2007 to May 2008, with responsibility for all Global Fundamental Ratings, including Corporate Finance, Financial Institutions, Public Finance and Infrastructure Finance. He managed the Financial Institutions group from March 2007 until September 2007. Mr. Madelain served as Group Managing Director, EMEA Corporate Ratings from November 2000 to March 2007 and prior thereto held several Managing Director positions in the U.S. and U.K. Fundamental Rating Groups. Prior to joining Moody's in 1994, Mr. Madelain served as a Partner of Ernst & Young, Auditing Practice. Mr. Madelain is qualified as a Chartered Accountant in France.
Joseph (Jay) McCabe, 60 *Senior Vice President—Corporate Controller*	Mr. McCabe has served as the Company's Senior Vice President—Corporate Controller since December 2005. Mr. McCabe joined Moody's in July 2004 as Vice President and Corporate Controller. Before joining the Company, he served as Vice President—Corporate Controller at PPL Corporation, an energy and utility holding company, from 1994 to 2003. Prior to PPL Corporation, he served Deloitte & Touche as Partner from 1984 to 1993 and as a member of the firm's audit practice from 1973 to 1984.
Raymond W. McDaniel, Jr., 53 *Chairman and Chief Executive Officer*	Raymond W. McDaniel, Jr., has served as the Chairman and Chief Executive Officer of the Company since April 2005 and serves on the MIS and International Business Development Committees of the Board of Directors. Mr. McDaniel served as the Company's President from October 2004 until April 2005 and the Company's Chief Operating Officer from January 2004 until April 2005. He has served as Chairman and Chief Executive Officer of Moody's Investors Service, Inc., a subsidiary of the Company, since October 2007 and held the additional title of President from November 2001 to August 2007 and December 2008 to November 2010. Mr. McDaniel served as the Company's Executive Vice President from April 2003 to January 2004, and as Senior Vice President, Global Ratings and Research from November 2000 until April 2003. He served as Senior Managing Director, Global Ratings and Research, of Moody's Investors Service from November 2000 until November 2001 and as Managing Director, International from 1996 to November 2000. Mr. McDaniel currently is a Director of John Wiley & Sons, Inc.
Lisa S. Westlake, 49 *Senior Vice President and Chief Human Resource Officer*	Ms. Westlake has served as the Company's Senior Vice President and Chief Human Resources Officer since November 2008. Prior to this position, Ms. Westlake served as Vice President—Investor Relations from December 2006 to December 2008 and Managing Director—Finance from September 2004 to December 2006. Prior to joining the Company, Ms. Westlake was a senior consultant with the Schiff Consulting Group from 2003 to 2004. From 1996 to 2003 Ms. Westlake worked at American Express Company where she held several different positions such as Vice President and Chief Financial Officer for the OPEN Business Network, Vice President and Chief Financial Officer for Establishment Services and Vice President and Chief Financial Officer for Relationship Services. From 1989 to 1995 Ms. Westlake held a range of financial management positions at Dun & Bradstreet Corporation and its subsidiary at the time, IMS International. From 1984 to 1987 Ms. Westlake served at Lehman Brothers in both the investment banking and municipal trading areas.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this annual report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company's management currently deems minor or insignificant also may impair its business operations. If any of the following risks occur, Moody's business, financial condition, operating results and cash flows could be materially adversely affected.

Laws and Regulations Affecting the Credit Rating Industry are Rapidly Evolving and May Negatively Impact the Nature and Economics of the Company's Business

Credit rating agencies are regulated in both the U.S. and in other countries (including by state and local authorities). Over the past few years, many jurisdictions have adopted or proposed new laws and regulations that impact the operation of credit rating agencies and the markets for securities that are rated. Additional laws and regulations have been proposed or are being considered, and further legislation or regulation may be proposed or implemented in the future. Some of the more prominent developments are discussed below or under the section entitled "Regulation" in Part I, Item 1 of this Form 10-K. These laws and regulations are intended to cause, or may result in, increased competition in the credit rating business. In addition, these laws or regulations may cause or result in (i) alternatives to credit ratings, (ii) regulations or restrictions on how information is used in the development or maintenance of credit ratings, (iii) increased regulatory oversight of the credit markets and credit rating agency operation, or (iv) changes in the pricing of credit ratings. All of these items could result in an increase in costs that Moody's may not be able to pass through to customers and a decrease in the demand for or changes in the use of credit ratings.

New pleading and liability standards that have been adopted in the U.S. and proposed elsewhere potentially subject credit rating agencies to a greater number of legal proceedings claiming liability for losses suffered by investors on rated securities, could result in such legal proceedings continuing for a greater period of time before being resolved, and could result in increased uncertainty over and exposure to liability of credit rating agencies. As new laws and regulations applicable to credit ratings and rating agencies rapidly evolve, the costs of compliance is expected to increase, and Moody's may not be able to pass on these costs through the pricing of its services. In addition, there may be greater uncertainty over the scope, interpretation and administration of new laws and regulations, which may increase compliance costs and increase the possibility of fines, penalties or other sanctions (including restrictions on activities) being imposed.

Given the comparatively recent adoption and the number of additional reforms that have been or will be adopted, including those under the legislative and regulatory initiatives discussed below, Moody's is unable to accurately assess the future impact of any regulatory changes that may result or the impact on Moody's competitive position or its current practices. Although these recent and pending legislative and regulatory initiatives apply to rating agencies and credit markets generally, they may affect Moody's in a disproportionate manner. Responding to these developments will increase Moody's fixed and variable costs of operations, perhaps to a degree that is significantly greater than Moody's currently expects, and Moody's may not be able to pass through or otherwise recoup such costs. These developments may alter MIS's communications with issuers as part of the rating assignment process, alter the manner in which MIS's ratings are developed, assigned and communicated, and decrease demand or affect the manner in which MIS or its customers or users of credit ratings operate, and alter the economics of the credit ratings business, including by restricting or mandating the business models under which a rating agency is permitted to operate. Moody's stock price may also be affected by speculation regarding legislative and regulatory initiatives and their potential impact on Moody's business and by increased uncertainty over potential liability and adverse legal or judicial determinations. Each of these developments increase the costs and legal risk associated with the issuance of credit ratings and may negatively impact Moody's operations or profitability, the Company's ability to compete, or result in changes in the demand for credit ratings, in the manner in which ratings are utilized and in the manner in which Moody's operates in ways that cannot presently be predicted.

In the U.S., MIS is designated as an NRSRO pursuant to SEC regulations adopted under the Reform Act. One of the central tenets of the Reform Act was to encourage competition among rating agencies. The Reform Act established standards for the SEC to have direct jurisdiction over credit rating agencies that seek NRSRO status and to inspect their operations.

In the U.S., one of the tenets of the recently enacted Financial Reform Act is that credit rating agencies perform a "gatekeeper" role and should be subject to enhanced oversight standards that could result in enhanced liability. The Financial Reform Act amends a number of laws and regulations, requires the SEC to adopt a number of rules affecting rating agencies and the use of credit ratings, especially in structured finance markets, and authorizes a number of studies relating to the operations and legal standards applicable to CRAs. Provisions of the Financial Reform Act and other rules that may be adopted by the SEC in furtherance of the Financial Reform Act that pose risks to the Company's business include, among others:

- heightened compliance standards;
- increased disclosure obligations;
- provisions seeking to diminish regulatory and investor reliance on credit ratings;

- rules potentially mandating disclosure of sensitive issuer information provided to CRAs for the purpose of developing a rating;
- a mandate that the SEC study the feasibility of establishing a system in which a utility or a self-regulatory organization assigns NRSROs to determine the credit ratings of structured finance products to address so-called "rating-shopping" by issuers and underwriters of structured financial products; and
- changes to the pleading standards and, by repealing Rule 436(g) under the Securities Act, the liability standards under the federal securities laws if a CRA consents to have a rating included in a registration statement or prospectus.

The Financial Reform Act rescission of Rule 436(g) under the Securities Act, which was an exemption from expert liability under the Securities Act for ratings information included in registration statements, could impact Moody's in a number of ways. SEC rules relating to offerings of asset-backed securities that are registered with the SEC require certain disclosures regarding credit ratings if, as is common in the market for such securities, the issuance or sale of any class of such asset-backed securities is conditioned on the assignment of a rating by one or more rating agencies. As a result of the repeal of Rule 436(g) under the Securities Act and accordingly the imposition of a heightened liability standard that would result from such disclosures, MIS and other credit rating agencies have declined to consent to issuers of such securities making such disclosures regarding their ratings. The staff of the SEC has informally advised issuers of asset-backed securities that, pending further review of rulemaking required under the Financial Reform Act, the SEC staff will not recommend enforcement action if an issuer omits the ratings disclosure required by SEC rules for registered offerings of asset-backed securities. If the SEC staff position were reversed or if SEC rules otherwise were adopted or applied in a manner that resulted in rating agencies being subject to heightened standards of liability in such offerings, it could adversely impact the volume of securities sold in such offerings, demand for MIS's ratings, the pricing structure for ratings issued by MIS and/or Moody's exposure to liability and could have other effects that Moody's is not able to predict, any of which could have a material adverse effect on the Company's business.

In addition, in October 2009, the SEC proposed a rule providing that, if credit ratings are used in connection with an offering of any other type of security that is registered under the Securities Act (which as proposed would include use of a credit rating for certain unregistered securities offerings that are subsequently subject to a registered exchange offer), the ratings must be included in the registration statement. If adopted, this proposal, coupled with the Financial Reform Act's rescission of Rule 436(g), would mean that common practices used in the U.S. to market and sell securities in such offerings would have to be altered unless MIS or other credit rating agencies consented to subject themselves to expert liability provisions of the Securities Act with respect to their credit ratings. Adoption of this or a similar rule could impact the volume of securities sold in such offerings, demand for MIS's ratings, the pricing structure for ratings issued by MIS and/or Moody's exposure to liability and could have other effects that Moody's is not able to predict, any of which could have a material adverse effect on the Company's business.

Both the G-8 and the G-20 have sought to analyze and arrive at a consistent approach for addressing the various areas of the financial market and have made a variety of recommendations as to regulation of rating agencies and the markets for ratings. Specifically, the G-20 has also agreed to require the registration of rating agencies in their home jurisdiction. As a result of the internationally coordinated approach, countries other than the U.S. (which as noted above had already adopted a registration regime for NRSROs) have begun the process of implementing registration regimes for the oversight of CRAs. In particular, the EU adopted a new regulatory framework for rating agencies operating in the EU. The regulation seeks to introduce a common EU regulatory approach to the oversight of CRAs. Its primary objective is to enhance the integrity, transparency, responsibility, governance and reliability of credit rating activities, by establishing conditions for the issuance of credit ratings and rules on the organization and conduct of credit rating agencies, including restrictions on certain activities that are deemed to create a conflict of interest and special requirements for the rating of structured finance instruments. The regulation became fully effective on September 6, 2010. MIS applied for registration in August 2010.

In addition, the European Securities and Market Authority has been formed which is expected to be fully operational in June 2011 and will have direct supervisory authority for CRAs in the EU.

The European Commission has also published a consultation paper that discusses:

- the potential for increasing the liability or changing the basis of liability of CRAs for their ratings;
- the issuer-pay CRA business model;
- amending existing regulations to reduce reliance on ratings by governments and regulated industries;
- proposed changes to the business model associated with the rating of sovereigns; and
- increasing competition among CRAs;

The EU Parliament is working on its own report discussing a number of these issues.

The foregoing initiatives, if implemented and depending on their terms, could negatively impact Moody's operations or profitability, ability to compete or the markets for its products and services in ways that Moody's presently is unable to predict. In particular, exposure to increased liability under future EU regulation may further increase costs and legal risks associated with the issuance of credit ratings and materially and adversely affect Moody's results of operations.

In addition to the foregoing, in the wake of the credit crisis, legislative and regulatory bodies in both the U.S. and in other countries have adopted or are studying or pursuing new laws and regulations addressing CRAs and the use of credit ratings, particularly in the area of structured finance securities, and the role of CRAs leading up to the credit crisis.

Moody's believes that there is still the potential for additional rulemaking that can significantly impact Moody's business. It is likely that other jurisdictions will adopt additional laws or regulations affecting Moody's operations or the markets for its products and services. This could include adopting regulations that affect the need for debt securities to be rated, establish criteria for credit ratings or authorize only certain entities to provide credit ratings. However, Moody's cannot predict the extent of the regulations that may be implemented, or the effect that they may have on Moody's operations or the potential for increased exposure to liability.

Exposure to Litigation Related to Moody's Rating Opinions

Moody's has received subpoenas and inquiries from states attorneys general and governmental authorities as part of ongoing investigations following the credit crisis, and is responding to those inquiries. In addition, Moody's faces a greater amount of litigation than has historically been the case from parties claiming damages relating to ratings actions, as well as other related business practices. Due to the difficult economic times and turbulent markets over the last several years, the market value of credit-dependent instruments has declined and defaults have increased, significantly increasing the number of legal proceedings, including investigations, Moody's is currently facing. These proceedings impose additional expenses on the Company, which may increase over time as these matters progress procedurally, require the attention of senior management to an extent that may significantly reduce their ability to devote time addressing other business issues, and, given the number of these proceedings, present a greater risk that Moody's may be subject to fines or damages if Moody's is deemed to have violated any laws or regulations. In jurisdictions outside the U.S., these types of proceedings may increase or become more costly because foreign jurisdictions may not have legal protections or liability standards comparable to those that currently exist in the U.S. (such as protections for the expression of credit opinions as provided by the First Amendment) and may pose a greater risk of criminal rather than civil penalties. These risks often are and may continue to be difficult to assess or quantify. Moody's may not have adequate insurance or reserves to cover these risks, and their existence and magnitude often remains unknown for substantial periods of time. Furthermore, to the extent that Moody's is unable to achieve dismissals from the various litigation at an early stage and matters proceed to trial, the aggregate legal defense costs to be incurred by Moody's could increase substantially, regardless of the ultimate outcome.

In addition, as discussed above, the Financial Reform Act revised pleading and liability standards and other provisions potentially subjecting CRAs to increased liability under securities law claims. The Financial Reform Act and regulations that will be adopted as a result of it may result in a material increase in the number of legal proceedings, especially as related to future ratings, and, together with judicial decisions under the Financial Reform Act and under pre-existing legal standards, may increase the potential legal exposure of CRAs. Changes in liability standards applicable in markets outside the U.S. also could create a greater potential for liability from operating in such markets. The Company believes that adoption of these provisions could negatively impact credit markets, including causing CRAs to cease to issue ratings on certain securities or issuers, increasing the cost of ratings, delaying issuances of ratings and restricting the public availability of ratings, which changes could materially negatively impact the Company's business and prospects. It is possible that implementing changes to the Company's operations to address the changed pleading and liability standards may result in lower revenues and/or increased expenses that the Company may not be able to recoup or offset, which could be material, and the Company may not be successful in avoiding or mitigating the impact of the heightened or changed pleading and liability standards.

Changes in the Volume of Debt Securities Issued in Domestic and/or Global Capital Markets and Changes in Interest Rates and Other Volatility in the Financial Markets

Approximately 57% of MIS's revenue for 2010 was transaction-based, compared to 50% of MIS's revenue in 2009 and 49% of MIS's revenue in 2008. Revenue from rating transactions is dependent on the number and dollar volume of debt securities issued in the capital markets. Accordingly, any conditions that either reduce investor demand for debt securities or reduce issuers' willingness or ability to issue such securities could reduce the number and dollar-equivalent volume of debt issuances for which MIS provides ratings services and thereby have an adverse effect on the fees derived from the issuance of ratings.

A significant disruption in world financial markets, particularly in the credit markets, began in mid-2007, when many credit markets experienced a severe lack of liquidity. This disruption continues to be felt as the markets gradually recover. Credit market disruptions together with an economic slowdown have negatively impacted the volume of debt securities issued in global capital markets and the demand for credit ratings. Notwithstanding a strong increase in debt issuances in the corporate, financial institutions and U.S. public finance sectors in 2010, future debt issuances could be negatively affected by a sharp increase in long-term interest rates or factors which cause instability or volatility in the global capital markets. New debt issuances in the structured finance market are likely to continue to be significantly below peak levels reached in the middle of the past decade. Consequently, the Company has experienced a reduction in the overall demand for rating newly issued debt securities. Changes in the markets for such securities and in the role and regulation of rating agencies may materially adversely affect the Company even if the volume of securities issuances in all sectors recovers to or exceeds those experienced prior to 2007.

The timing, nature, extent and sustainability of any recovery in the credit and other financial markets remains uncertain, and there can be no assurance that overall market conditions will improve in the future, that recent improvements will be sustained or that Moody's financial results will not continue to be adversely affected. A sustained period of market decline or weakness, especially if it relates to credit sensitive securities, for which there was historically a high level of demand for ratings, could have a material adverse effect on Moody's business and financial results. Initiatives that the Company has undertaken to reduce costs may not be sufficient, and further cost reductions may be difficult or impossible to obtain in the near term, due in part to rent, technology, compliance and other fixed costs associated with some of the Company's operations as well as the need to monitor outstanding ratings. Further, the cost-reduction initiatives undertaken to date could result in strains in the Company's operations if the credit markets and demand for ratings in all sectors return to levels that prevailed prior to mid-2007 or otherwise unexpectedly increase. Other factors that could further reduce investor demand for debt securities or reduce issuers' willingness or ability to issue such securities include increases in interest rates or credit spreads, continued volatility in financial markets or the interest rate environment, significant regulatory, political or economic events, the use of alternative sources of credit including financial institutions and government sources, defaults of significant issuers and other unfavorable market and economic conditions.

Furthermore, issuers of debt securities may elect to issue securities without ratings or securities which are rated or evaluated by non-traditional parties such as financial advisors, rather than traditional credit rating agencies, such as MIS. Changing regulatory considerations and other market developments could negatively affect the demand for credit ratings even if debt security issuances and activities increase. As such, no assurance can be given as to the amount of revenues that may be derived therefrom.

Legal, Economic and Regulatory Risks of Operating in Foreign Jurisdictions

Moody's maintains offices outside the U.S. and derives a significant portion of its revenue from sources outside the U.S. In addition to the regulatory risks discussed above, operations in different countries expose Moody's to a number of legal, economic and regulatory risks such as restrictions on the ability to convert local currency into U.S. dollars and currency fluctuations; U.S. laws affecting overseas operations including domestic and foreign export and import restrictions, tariffs and other trade barriers; political and economic instability; the possibility of nationalization, expropriation, price controls and other restrictive governmental actions; longer payment cycles and possible problems in collecting receivables; and potentially adverse tax consequences.

In its non-U.S. operations, Moody's is subject to regulations applicable under the Office of Foreign Asset Control, the Foreign Corrupt Practices Act (the "FCPA") and other anti-corruption laws that generally prohibit U.S. companies and their intermediaries from offering, promising, authorizing or making improper payments to foreign government officials (which may include companies affiliated with foreign governments) for the purpose of obtaining or retaining business. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties and the SEC and U.S. Department of Justice have increased their enforcement activities with respect to the FCPA. Internal controls, policies and procedures and employee training and compliance programs that the Company has implemented to deter prohibited practices may not be effective in prohibiting its employees, contractors or agents from violating or circumventing its policies and the law. If Moody's employees or agents fail to comply with applicable laws or Company policies governing its international operations, the Company may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions. Any determination that the Company has violated the FCPA could have a material adverse effect on Moody's financial condition. Compliance with international and U.S. laws and regulations that apply to the Company's international operations increases the cost of doing business in foreign jurisdictions.

In addition to competition from other rating agencies that operate in a number of international jurisdictions and specialized companies that provide ratings for particular types of financial products or issuers (such as A.M. Best Company, Inc., with respect to the insurance industry), in many foreign countries MIS competes with rating agencies that may have a stronger local presence and greater familiarity or a longer operating history in those markets. These local providers or comparable competitors that may emerge in the future may receive support from local governments or other institutions that MIS does not receive, putting MIS at a competitive disadvantage.

Increased Pricing Pressure from Competitors and/or Customers

In the credit rating, research and credit risk management markets, competition for customers and market share has spurred more aggressive tactics by some competitors in areas such as pricing and service, as well as increased competition from non-NRSROs that evaluate debt risk for issuers or investors. At the same time, bankruptcies and consolidation of customers, particularly those involved in structured finance products, and other factors affecting demand may enhance the market power of customers. While Moody's seeks to compete primarily on the basis of the quality of its products and service, if its pricing and services are not sufficiently competitive with its current and future competitors, Moody's may lose market share. In addition, one of the central goals of the Reform Act was to encourage competition among rating agencies. The formation of additional NRSROs may increase pricing, as well as other competitive pressures.

Exposure to Reputational and Credibility Concerns

Moody's reputation is one of the key bases on which the Company competes. To the extent that the rating agency business as a whole or Moody's, relative to its competitors, has suffered a loss in credibility in the course of the credit crisis, or, in the future, suffers a loss in credibility, Moody's business could be adversely affected. Factors that may have already affected credibility and could potentially continue to have an impact in this regard include the appearance of a conflict of interest, the performance of securities relative to the rating assigned to such securities by a particular rating agency, the timing and nature of changes in ratings, adverse publicity as to the ratings process, a major compliance failure, publicity associated with ongoing litigation and new laws and regulations and increased criticism by users of ratings, regulators and legislative bodies. These concerns may be disclosed or highlighted in the course of various investigations or lawsuits that have been or may be instituted, through legislative or regulatory hearings or special studies that are mandated by legislation, or through journalists or others attempting to chronicle or report on the recent credit crisis.

Introduction of Competing Products or Technologies by Other Companies

The markets for credit ratings, research and credit risk management services are highly competitive. The ability to provide innovative products and technologies that anticipate customers' changing requirements and to utilize emerging technological trends is a key factor in maintaining market share. Competitors may develop quantitative methodologies or related services for assessing credit risk that customers and market participants may deem preferable, more cost-effective or more valuable than the credit risk assessment methods currently employed by Moody's, or may price or market their products in manners that differ from those utilized by Moody's. Customers or others may develop alternative, proprietary systems for assessing credit risk. Such developments could affect demand for Moody's products and its growth prospects. In addition, Moody's growth prospects also could be adversely affected by limitations of its information technologies that fail to provide adequate capacity and capabilities to meet increased demands of producing quality ratings and research products at levels achieved by competitors.

Significant Amount of Intangible Assets

Moody's has a significant amount of intangible assets on its balance sheet consisting of $465.5 million of goodwill and $168.8 million of amortizable intangible assets. Approximately 98% of these intangibles reside in the MA business and are allocated to the four reporting units within MA: RD&A; RMS; Training, and CSI. Failure to achieve business objectives and financial projections in one or all of these reporting units could result in an asset impairment charge which would reduce net income in the period the impairment is recorded. Impairment of goodwill or intangibles would result in a non-cash charge to operating expenses. An impairment would be recorded if the fair value of a reporting unit or asset group which holds goodwill or any intangible assets is less than the carrying amount of its net assets. A significant factor in the determination of the fair value of a reporting unit or asset group is its projected cash flows. Future cash flows of MA are dependent on a variety of factors such as, but not limited to, general economic growth, capital market activity, product innovation, pricing, market share and competition. Changes in these factors or in the conduct of Moody's operations in response to such factors could lead to reduced cash flows resulting in an asset impairment charge.

Possible Loss of Key Employees and Related Compensation Cost Pressures

Moody's success depends in part upon recruiting, retaining and motivating highly skilled, experienced financial analysts and other professionals. Competition for qualified staff in the financial services industry is intense, and Moody's ability to attract staff could be impaired if it is unable to offer competitive compensation and other incentives or if the regulatory environment mandates restrictions on or disclosures about individual employees that would not be necessary in competing analytical industries. Investment banks, investors and competitors may seek to attract analyst talent by providing more favorable working conditions or offering higher compensation than Moody's. Moody's also may not be able to identify and hire employees in some markets outside the U.S. with the required experience or skills to perform sophisticated credit analysis.

The Trading Price of Moody's Stock Could be Affected by Third Party Actions

Ownership of Moody's stock is highly concentrated with a majority of shares held by a few institutional stockholders. Due to this concentrated stockholder base, the trading price of Moody's stock could be affected considerably by actions of significant stockholders to increase or decrease their positions in Moody's stock.

Moody's Operations and Infrastructure may Malfunction or Fail

Moody's ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports its businesses and the communities in which Moody's is located, including having its headquarters in New York City and offices in major cities worldwide. This may include a disruption involving electrical, communications or other services used by the Company or third parties with or through whom Moody's conducts business, whether due to human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism, acts of terrorism or war or otherwise. Moody's efforts to secure and plan for potential disruptions of major operating systems may not be successful. The Company does not have fully redundant systems for most of its smaller office locations and low-risk systems, and its disaster recovery plan does not include restoration of non-essential services. If a disruption occurs in one of Moody's locations or systems and its personnel in those locations or those who rely on such systems are unable to utilize other systems or communicate with or travel to other locations, their ability to service and interact with Moody's clients and customers may suffer. The Company's operations also rely on the secure processing, storage and transmission of confidential and other information in its computer systems and networks. The business relies upon and processes a great deal of data through its systems, the quality of which must be maintained in order for the business units to perform. Protective measures that Moody's takes may be circumvented or may not be sufficient to guard its computer systems, software and networks from unauthorized access, computer viruses or other malicious events that could have a security impact. If one or more of such events occur, this could jeopardize Moody's or its clients' or counterparties' confidential and other information processed and stored in, and transmitted through, its computer systems and networks, or otherwise cause interruptions or malfunctions in the Company's, its clients', its counterparties' or third parties' operations. Moody's may be required to expend significant additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures, and the Company may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by Moody's.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Moody's corporate headquarters is located at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007, with approximately 668,513 square feet of leased space. As of December 31, 2010, Moody's operations were conducted from 15 U.S. offices and 43 non-U.S. office locations, all of which are leased. These properties are geographically distributed to meet operating and sales requirements worldwide. These properties are generally considered to be both suitable and adequate to meet current operating requirements.

ITEM 3. LEGAL PROCEEDINGS

From time to time, Moody's is involved in legal and tax proceedings, governmental investigations, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by MIS. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

Following the events in the U.S. subprime residential mortgage sector and the credit markets more broadly over the last several years, MIS and other credit rating agencies are the subject of intense scrutiny, increased regulation, ongoing investigation, and civil litigation. Legislative, regulatory and enforcement entities around the world are considering additional legislation, regulation and enforcement actions, including with respect to MIS's compliance with newly imposed regulatory standards. Moody's has received subpoenas and inquiries from states attorneys general and other governmental authorities and is responding to such investigations and inquiries.

In addition, the Company is facing litigation from market participants relating to the performance of MIS rated securities. Although Moody's in the normal course experiences such litigation, the volume and cost of defending such litigation has significantly increased in the current economic environment.

On June 27, 2008, the Brockton Contributory Retirement System, a purported shareholder of the Company's securities, filed a purported shareholder derivative complaint on behalf of the Company against its directors and certain senior officers, and the Company as nominal defendant, in the Supreme Court of the State of New York, County of New York. The plaintiff asserts various causes of action relating to the named defendants' oversight of MIS's ratings of RMBS and constant-proportion debt obligations, and their participation in the alleged public dissemination of false and misleading information about MIS's ratings practices and/or a failure to implement internal procedures and controls to prevent the alleged wrongdoing. The plaintiff seeks compensatory damages, restitution, disgorgement of profits and other equitable relief. On July 2, 2008, Thomas R. Flynn, a purported shareholder of the Company's securities, filed a similar purported shareholder derivative complaint on behalf of the Company against its directors and certain senior officers, and the Company as nominal defendant, in the Supreme Court of the State of New York, County of New York, asserting similar claims and seeking the same relief. The cases have been consolidated and plaintiffs filed an amended consolidated complaint in November 2008. The Company removed the consolidated action to the United States District Court for the Southern District of New York in December 2008. In January 2009, the plaintiffs moved to remand the case to the Supreme Court of the State of New York, which the Company opposed. On February 23, 2010, the court issued an opinion remanding the case to the Supreme Court of New York. On October 30, 2008, the Louisiana Municipal Police Employees Retirement System, a purported shareholder of the Company's securities, also filed a shareholder derivative complaint on behalf of the Company against its directors and certain officers, and the Company as a nominal defendant, in the U.S. District Court for the Southern District of New York. This complaint also asserts various causes of action relating to the Company's ratings of RMBS, CDO and constant-proportion debt obligations, and named defendants' participation in the alleged public dissemination of false and misleading information about MIS's ratings practices and/or a failure to implement internal procedures and controls to prevent the alleged wrongdoing. On December 9, 2008, Rena Nadoff, a purported shareholder of the Company, filed a shareholder derivative complaint on behalf of the Company against its directors and its CEO, and the Company as a nominal defendant, in the Supreme Court of the State of New York. The complaint asserts a claim for breach of fiduciary duty in connection with alleged overrating of asset-backed securities and underrating of municipal securities. On October 20, 2009, the Company moved to dismiss or stay the action in favor of related federal litigation. On January 26, 2010, the court entered a stipulation and order, submitted jointly by the parties, staying the Nadoff litigation pending coordination and prosecution of similar claims in the above and below described federal derivative actions. On July 6, 2009, W. A. Sokolowski, a purported shareholder of the Company, filed a purported shareholder derivative complaint on behalf of the Company against its directors and current and former officers, and the Company as a nominal defendant, in the United States District Court for the Southern District of New York. The complaint asserts claims relating to alleged mismanagement of the Company's processes for rating structured finance transactions, alleged insider trading and causing the Company to buy back its own stock at artificially inflated prices.

Two purported class action complaints have been filed by purported purchasers of the Company's securities against the Company and certain of its senior officers, asserting claims under the federal securities laws. The first was filed by Raphael Nach in the U.S. District Court for the Northern District of Illinois on July 19, 2007. The second was filed by Teamsters Local 282 Pension Trust Fund in the U.S. District Court for the Southern District of New York on September 26, 2007. Both actions have been consolidated into a single proceeding entitled In re Moody's Corporation Securities Litigation in the U.S. District Court for the Southern District of New York. On June 27, 2008, a consolidated amended complaint was filed, purportedly on behalf of all purchasers of the Company's securities during the period February 3, 2006 through October 24, 2007. Plaintiffs allege that the defendants issued false and/or misleading statements concerning the Company's business conduct, business prospects, business conditions and financial results relating primarily to MIS's ratings of structured finance products including RMBS, CDO and constant-proportion debt obligations. The plaintiffs seek an unspecified amount of compensatory damages and their reasonable costs and expenses incurred in connection with the case. The Company moved for dismissal of the consolidated amended complaint in September 2008. On February 23, 2009, the court issued an opinion dismissing certain claims and sustaining others.

Moody's Analytics is cooperating with an investigation by the SEC concerning services provided by that unit to certain financial institutions in connection with the valuations used by those institutions with respect to certain financial instruments held by such institutions.

For claims, litigation and proceedings not related to income taxes, where it is both probable that a liability is expected to be incurred and the amount of loss can be reasonably estimated, the Company records liabilities in the consolidated financial statements and periodically adjusts these as appropriate. In other instances, because of uncertainties related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if significant. As additional information becomes available, the Company adjusts its assessments and estimates of such matters accordingly. In view of the inherent difficulty of predicting the outcome of litigation, regulatory, enforcement and similar matters and contingencies, particularly where the claimants seek large or indeterminate damages or where the parties assert novel legal theories or the matters involve a large number of parties, the Company cannot predict what the eventual outcome of the pending matters will be or the timing of any resolution of such matters. The Company also cannot predict the impact (if any) that any such matters may have on how its business is conducted, on its competitive position or on its financial position, results of operations or cash flows. As the process to resolve the pending matters referred to above progresses, management will continue to review the latest information available and assess its ability to predict the outcome of such matters and the effects, if any, on its operations and financial condition. However, in light of the inherent uncertainties involved in these matters, the large or indeterminate damages sought in some of them and the novel theories of law asserted, an estimate of the range of possible losses cannot be made at this time. For income tax matters, the Company employs the prescribed methodology of Topic 740 of the ASC which requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information in response to this Item is set forth under the captions below.

MOODY'S PURCHASES OF EQUITY SECURITIES

For the Three Months Ended December 31, 2010

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares That May yet be Purchased Under the Program (2)
October 1 – 31	257,231	$ 25.28	257,231	$ 1,305.1 million
November 1 – 30	1,241,166	$ 27.42	1,241,166	$ 1,271.1 million
December 1 – 31	2,366,558	$ 26.83	2,365,909	$ 1,207.6 million
Total	3,864,955	$ 26.92	3,864,306	

(1) Includes the surrender to the Company of 649 shares of common stock in December to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

(2) As of the last day of each of the months. On July 30, 2007, the Company's Board authorized a $2.0 billion share repurchase program which the Company began utilizing in January 2008 upon completion of the June 2006 authorization. There is no established expiration date for the remaining authorization.

During the fourth quarter of 2010, Moody's issued 0.4 million shares under employee stock-based compensation plans and repurchased 3.9 million shares of its common stock, at an aggregate cost of $104.0 million.

COMMON STOCK INFORMATION AND DIVIDENDS

The Company's common stock trades on the New York Stock Exchange under the symbol "MCO". The table below indicates the high and low sales price of the Company's common stock and the dividends declared and paid for the periods shown. The number of registered shareholders of record at January 31, 2011 was 3,181. A substantially greater number of the Company's common stock is held by beneficial holders whose shares are held of record by banks, brokers and other financial institutions.

	Price Per Share		Dividends Per Share	
	High	Low	Declared	Paid
2010:				
First quarter	**$ 31.04**	**$ 26.12**	**$ —**	**$ 0.105**
Second quarter	**30.31**	**18.50**	**0.105**	**0.105**
Third quarter	**26.13**	**19.46**	**0.105**	**0.105**
Fourth quarter	**28.93**	**24.82**	**0.22**	**0.105**
Year ended December 31, 2010			**$ 0.43**	**$ 0.42**
2009:				
First quarter	$ 26.38	$ 15.57	$ —	$ 0.10
Second quarter	31.79	21.21	0.10	0.10
Third quarter	29.53	18.50	0.10	0.10
Fourth quarter	27.81	19.44	0.205	0.10
Year ended December 31, 2009			$ 0.405	$ 0.40

During 2008, the Company paid a quarterly dividend of $0.10 per share of Moody's common stock in each of the quarters, resulting in dividends paid per share during the year ended December 31, 2008 of $0.40.

On December 14, 2010, the Board of the Company approved the declaration of a quarterly dividend of $0.115 per share of Moody's common stock, payable on March 10, 2011 to shareholders of record at the close of business on February 20, 2011. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board.

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth, as of December 31, 2010, certain information regarding the Company's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of *Outstanding* Options, Warrants and Rights	Weighted-Average Exercise Price of *Outstanding* Options, Warrants and Rights [2]	Number of Securities Remaining Available for Future Issuance Under Equity *Compensation* Plans (excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	22,058,789[1]	$ 38.11	16,268,167[3]
Equity compensation plans not approved by security holders	—	$ —	—
Total	22,058,789	$ 38.11	16,268,167

(1) Includes 16,792,337 options and unvested restricted shares outstanding under the Company's 2001 Key Employees' Stock Incentive Plan, 4,414,885 options and unvested restricted shares outstanding under the Company's 1998 Key Employees' Stock Incentive Plan, and 127,285 options and unvested restricted shares outstanding under the 1998 Non-Employee Directors' Stock Incentive Plan. This number also includes a maximum of 724,282 performance shares outstanding under the Company's 2001 Key Employees' Stock Incentive Plan, which is the maximum number of shares issuable pursuant to performance share awards assuming the maximum payout at 200% of the target award.

Assuming payout at target, the number of shares to be issued upon the vesting of performance share awards is 362,141.

(2) *Does not reflect unvested restricted shares or performance share awards included in column (a) because these awards have no* exercise price.

(3) Includes 12,858,830 shares available for issuance as options, shares of restricted stock, performance shares or other stock-based awards under the 2001 Stock Incentive Plan and 165,365 shares available for issuance as options, shares of restricted stock or performance shares under the 1998 Directors Plan, and 3,243,972 shares available for issuance under the Company's Employee Stock Purchase Plan. No new grants may be made under the 1998 Stock Incentive Plan, which expired by its terms in June 2008.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return of the Company to the performance of Standard & Poor's Stock 500 Composite Index and the Russell 3000 Financial Services Index. Both of the aforementioned indexes are easily accessible to the Company's shareholders in newspapers, the internet and other readily available sources for purposes of the following graph.

The comparison assumes that $100.00 was invested in the Company's common stock and in each of the foregoing indices on December 31, 2005. The comparison also assumes the reinvestment of dividends, if any. The total return for the common stock was (54%) during the performance period as compared with a total return during the same period of (41%) for the Russell 3000 Financial Services Index and 12% for the S&P 500 Composite Index.

Comparison of Cumulative Total Return

Moody's Corporation, Russell 3000 Financial Services Index and S&P 500 Composite Index

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG MOODY'S CORPORATION, S&P 500 COMPOSITE AND RUSSELL 3000 FINANCIAL SERVICES



$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
DOLLARS
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
Moody's Corporation
S&P 500 Composite
Russell Financial Services

	Year Ended December 31,					
	2005	2006	2007	2008	2009	2010
Moody's Corporation	$ 100.00	$ 112.94	$ 58.74	$ 33.47	$ 45.38	$ 45.73
S&P 500 Composite Index	100.00	115.79	122.16	76.96	97.33	111.99
Russell 3000 – Financial Services Index	100.00	115.55	93.33	45.75	53.81	59.24

The comparisons in the graph above are provided in response to disclosure requirements of the SEC and are not intended to forecast or be indicative of future performance of the Company's common stock.

ITEM 6. SELECTED FINANCIAL DATA

The Company's selected consolidated financial data should be read in conjunction with Item 7. "MD&A" and the Moody's Corporation *consolidated financial statements and notes thereto.*

	Year Ended December 31,				
amounts in millions, except per share data	**2010**	**2009**	**2008**	**2007**	**2006**
Results of operations					
Revenue	**$ 2,032.0**	$ 1,797.2	$ 1,755.4	$ 2,259.0	$ 2,037.1
Operating and SG&A expenses	**1,192.8**	1,028.1	934.6	1,035.1	898.7
Depreciation and amortization	**66.3**	64.1	75.1	42.9	39.5
Restructuring	**0.1**	17.5	(2.5)	50.0	—
Gain on sale of building	**—**	—	—	—	(160.6)
Operating income	**772.8**	687.5	748.2	1,131.0	1,259.5
Non-operating (expense) income, net [1]	**(58.4)**	(41.3)	(18.4)	(9.0)	4.4
Income before provision for income taxes	**714.4**	646.2	729.8	1,122.0	1,263.9
Provision for income taxes	**201.0**	239.1	268.2	415.2	506.6
Net income [2]	**513.4**	407.1	461.6	706.8	757.3
Less: Net income attributable to noncontrolling interests	**5.6**	5.1	4.0	5.3	3.4
Net income attributable to Moody's	**$ 507.8**	$ 402.0	$ 457.6	$ 701.5	$ 753.9
Earnings per share					
Basic	**$ 2.16**	$ 1.70	$ 1.89	$ 2.63	$ 2.65
Diluted	**$ 2.15**	$ 1.69	$ 1.87	$ 2.58	$ 2.58
Weighted average shares outstanding					
Basic	**235.0**	236.1	242.4	266.4	284.2
Diluted	**236.6**	237.8	245.3	272.2	291.9
Dividends declared per share	**$ 0.43**	$ 0.405	$ 0.40	$ 0.34	$ 0.29

	December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
Balance sheet data					
Total assets	**$ 2,540.3**	$ 2,003.3	$ 1,773.4	$ 1,714.6	$ 1,497.7
Long-term debt	**$ 1,228.3**	$ 746.2	$ 750.0	$ 600.0	$ 300.0
Total Moody's shareholders' (deficit) equity	**$ (309.6)**	$ (606.2)	$ (994.4)	$ (783.6)	$ 167.4

(1) The 2010, 2009, 2008 and 2007 amounts include a benefit of $2.5 million, $6.5 million, $13.3 million and $31.9 million, respectively, related to the favorable resolution of certain Legacy Tax Matters.

(2) The 2010, 2009, 2008, 2007 and 2006 amounts include benefits of $4.6 million, $8.2 million, $10.7 million, $52.3 million and $2.4 million, respectively, related to the resolution of certain Legacy Tax Matters.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Moody's Corporation consolidated financial statements and notes thereto included elsewhere in this annual report on Form 10-K.

This MD&A contains Forward-Looking Statements. See "Forward-Looking Statements" commencing on page 56 and Item 1A. "Risk Factors" commencing on page 17 for a discussion of uncertainties, risks and other factors associated with these statements.

THE COMPANY

Moody's is a provider of (i) credit ratings, (ii) credit and economic related research, data and analytical tools, (iii) risk management software and (iv) quantitative credit risk measures, credit portfolio management solutions, training and financial credentialing and certification services. Moody's operates in two reportable segments: MIS and MA.

MIS, the credit rating agency, publishes credit ratings on a wide range of debt obligations and the entities that issue such obligations in markets worldwide. Revenue is derived from the originators and issuers of such transactions who use MIS ratings in the distribution of their debt issues to investors.

The MA segment develops a wide range of products and services that support the risk management activities of institutional participants in global financial markets. Within its RD&A business, MA distributes investor-oriented research and data developed by MIS as part of its ratings process, including in-depth research on major debt issuers, industry studies and commentary on topical credit related events. The RD&A business also produces and provides economic research and credit data and analytical tools such as quantitative credit risk scores. Within its RMS business, MA provides both economic and regulatory capital risk management software solutions. Within its professional services business it provides quantitative credit risk measures, credit portfolio management solutions, training and financial credentialing and certification services.

Beginning in January 2008, Moody's segments were changed to reflect the Reorganization announced in August 2007. As a result of the Reorganization, the rating agency is reported in the MIS segment and several ratings business lines were realigned. All of Moody's other non-rating commercial activities are represented in the MA segment.

As part of the Reorganization there were several realignments within the MIS LOBs. Sovereign and sub-sovereign ratings, which were previously part of financial institutions; infrastructure/utilities ratings, which were previously part of corporate finance; and project finance, which was previously part of structured finance, were combined with the public finance business to form a new LOB called public, project and infrastructure finance. In addition, real estate investment trust ratings were moved from financial institutions and corporate finance to the structured finance business. Furthermore, in August 2008 the global managed investments ratings group, previously part of the structured finance business, was combined with the financial institutions business.

In 2008 within MA, various aspects of the legacy MIS research business and MKMV business were combined to form the subscriptions, software and professional services businesses. The subscriptions business included credit and economic research, data and analytical models that are sold on a subscription basis; the software business included license and maintenance fees for credit risk, securities pricing and valuation software products; and the professional services business included advisory services associated with risk modeling, credit scorecard development, and other specialized analytical projects, as well as credit training and other professional development education services that are typically sold on a per-engagement basis. Subscription services are typically sold for an initial 12-month term, with renewal features for subsequent annual periods.

In 2009, the aforementioned MA businesses were realigned and renamed to reflect the reporting unit structure for the MA segment. Pursuant to this realignment the subscriptions business was renamed Research Data and Analytics and the software business was renamed Risk Management Software. The revised groupings classify certain subscription-based risk management software revenue and advisory services relating to software sales to the redefined RMS business. In November 2010, Moody's purchased CSI, which is currently a reporting unit within MA and for which revenues are reported within the professional services LOB.

CRITICAL ACCOUNTING ESTIMATES

Moody's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires Moody's to make estimates and judgments that affect reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the dates of the financial statements and revenue and expenses during the reporting periods. These estimates are based on historical experience and on other assumptions that are believed to be reasonable under the circumstances. On an ongoing basis,

Moody's evaluates its estimates, including those related to revenue recognition, accounts receivable allowances, contingencies, goodwill and intangible assets, restructuring liabilities, pension and other post-retirement benefits, UTBs and stock-based compensation. Actual results may differ from these estimates under different assumptions or conditions. The following accounting estimates are considered critical because they are particularly dependent on management's judgment about matters that are uncertain at the time the accounting estimates are made and changes to those estimates could have a material impact on the Company's consolidated results of operations or financial condition.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or the services have been provided and accepted by the customer when applicable, fees are determinable and the collection of resulting receivables is considered probable.

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration based on the relative selling price of each deliverable. The Company has elected to early adopt ASU 2009-13 on a prospective basis for applicable transactions originating or materially modified on or after January 1, 2010. If applied in the same manner to the year ended December 31, 2009, ASU 2009-13 would not have had a material impact on net revenue reported for both its MIS and MA segments in terms of the timing and pattern of revenue recognition. The adoption of ASU 2009-13 did not have a significant effect on the Company's net revenue in the period of adoption and is also not expected to have a significant effect on the Company's net revenue in periods after the initial adoption when applied to multiple element arrangements based on the currently anticipated business volume and pricing.

For 2010 and future periods, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple deliverables, the Company allocates revenue to each deliverable based on its relative selling price which is determined based on its vendor specific objective evidence if available, third party evidence if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available.

The Company's products and services will generally continue to qualify as separate units of accounting under ASU 2009-13. The Company evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting. A deliverable constitutes a separate unit of accounting when it has stand-alone value to the customers and if the arrangement includes a customer refund or return right relative to the delivered item, the delivery and performance of the undelivered item is considered probable and substantially in the Company's control. In instances where the aforementioned criteria are not met, the deliverable is combined with the undelivered items and revenue recognition is determined as one single unit.

The Company determines whether its selling price in a multi-element transaction meets the VSOE criteria by using the price charged for a deliverable when sold separately. In instances where the Company is not able to establish VSOE for all deliverables in a multiple element arrangement, which may be due to the Company infrequently selling each element separately, not selling products within a reasonably narrow price range, or only having a limited sales history, the Company attempts to establish TPE for deliverables. The Company determines whether TPE exists by evaluating largely similar and interchangeable competitor products or services in standalone sales to similarly situated customers. However, due to the difficulty in obtaining third party pricing, possible differences in the Company's market strategy from that of its peers and the potential that products and services offered by the Company may contain a significant level of differentiation and/or customization such that the comparable pricing of products with similar functionality cannot be obtained, the Company generally is unable to reliably determine TPE. Based on the selling price hierarchy established by ASU 2009-13, when the Company is unable to establish selling price using VSOE or TPE, the Company will establish an ESP. ESP is the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company establishes its best estimate of ESP considering internal factors relevant to its pricing practices such as costs and margin objectives, standalone sales prices of similar products, percentage of the fee charged for a primary product or service relative to a related product or service, and customer segment and geography. Additional consideration is also given to market conditions such as competitor pricing strategies and market trend. The Company reviews its determination of VSOE, TPE and ESP on an annual basis or more frequently as needed.

In the MIS segment, revenue attributed to initial ratings of issued securities is recognized when the rating is issued. Revenue attributed to monitoring of issuers or issued securities is recognized ratably over the period in which the monitoring is performed, generally one year. In the case of commercial mortgage-backed securities, derivatives, international residential mortgage-backed and asset-backed securities, issuers can elect to pay the monitoring fees upfront. These fees are deferred and recognized over the future monitoring periods based on the expected lives of the rated securities, which ranged from two to 51 years at December 31, 2010. At December 31, 2010, 2009 and 2008, deferred revenue related to these securities was approximately $76 million, $78 million and $82 million, respectively.

Multiple element revenue arrangements in the MIS segment are generally comprised of an initial rating and the related monitoring service. Beginning January 1, 2010, in instances where monitoring fees are not charged for the first year monitoring effort, fees are allocated to the initial rating and monitoring services based on the relative selling price of each service to the total arrangement fees. The Company generally uses ESP in determining the selling price for its initial ratings as the Company rarely sells initial ratings separately without providing related monitoring services and thus is unable to establish VSOE or TPE for initial ratings. Prior to January 1, 2010 and pursuant to the previous accounting standards, for these types of arrangements the initial rating fee was first allocated to the monitoring service determined based on the estimated fair market value of monitoring services, with the residual amount allocated to the initial rating. Under ASU 2009-13 this practice can no longer be used for non-software deliverables upon the adoption of ASU 2009-13.

MIS estimates revenue for ratings of commercial paper for which, in addition to a fixed annual monitoring fee, issuers are billed quarterly based on amounts outstanding. Revenue is accrued each quarter based on estimated amounts outstanding and is billed when actual data is available. The estimate is determined based on the issuers' most recent reported quarterly data. At December 31, 2010, 2009 and 2008, accounts receivable included approximately $25 million, $27 million and $34 million, respectively, related to accrued commercial paper revenue. Historically, MIS has not had material differences between the estimated revenue and the actual billings.

In the MA segment, products and services offered by the Company include software licenses and related maintenance, subscriptions, and professional services. Revenue from subscription based products, such as research and data subscriptions and certain software-based credit risk management subscription products, is recognized ratably over the related subscription period, which is principally one year. Revenue from sale of perpetual licenses of credit processing software is generally recognized at the time the product master or first copy is delivered or transferred to and accepted by the customer. Software maintenance revenue is recognized ratably over the annual maintenance period. Revenue from services rendered within the professional services line of business is generally recognized as the services are performed. If uncertainty exists regarding customer acceptance of the product or service, revenue is not recognized until acceptance occurs.

Products and services offered within the MA segment are sold either stand-alone or together in various combinations. In instances where a multiple element arrangement includes software and non-software deliverables, revenue is allocated to the non-software deliverables and to the software deliverables, as a group, using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. Revenue is recognized for each element based upon the conditions for revenue recognition noted above.

If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is allocated to each software deliverable using VSOE. In the instances where the Company is not able to determine VSOE for all of the deliverables of an arrangement, the Company allocates the revenue to the undelivered elements equal to its VSOE and the residual revenue to the delivered elements. If the Company is unable to determine VSOE for an undelivered element, the Company defers all revenue allocated to the software deliverables until the Company has delivered all of the elements or when VSOE has been determined for the undelivered elements.

Prior to January 1, 2010 and pursuant to the previous accounting standards, the Company allocated revenue in a multiple element arrangement to each deliverable based on its relative fair value, or for software elements, based on VSOE. If the fair value was not available for an undelivered element, the revenue for the entire arrangement was deferred.

Accounts Receivable Allowance

Moody's records an allowance for estimated future adjustments to customer billings as a reduction of revenue, based on historical experience and current conditions. Such amounts are reflected as additions to the accounts receivable allowance. Additionally, estimates of uncollectible accounts are recorded as bad debt expense and are reflected as additions to the accounts receivable allowance. Billing adjustments and uncollectible account write-offs are charged against the allowance. Moody's evaluates its accounts receivable allowance by reviewing and assessing historical collection and adjustment experience and the current aging status of customer accounts. Moody's also considers the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances. Based on its analysis, Moody's adjusts its allowance as considered appropriate in the circumstances. This process involves a high degree of judgment and estimation and could involve significant dollar amounts. Accordingly, Moody's results of operations can be affected by adjustments to the allowance. Management believes that the allowance for accounts receivable is adequate to cover anticipated adjustments and write-offs under current conditions. However, significant changes in any of the above factors, or actual write-offs or adjustments that differ from the estimated amounts could impact the Company's consolidated results of operations.

Contingencies

Accounting for contingencies, including those matters described in the "Contingencies" section of this "MD&A", commencing on page 54 is highly subjective and requires the use of judgments and estimates in assessing their magnitude and likely outcome. In many cases, the outcomes of such matters will be determined by third parties, including governmental or judicial bodies. The provisions made in the consolidated financial statements, as well as the related disclosures, represent management's best estimates of the then current status of such matters and their potential outcome based on a review of the facts and in consultation with outside legal counsel where deemed appropriate. The Company would record a material loss contingency in its financial statements if the loss is both probable of occurring and the loss can be reasonably estimated. The Company regularly reviews contingencies and as new information becomes available may, in the future, adjust its associated liabilities.

Goodwill and Other Acquired Intangible Assets

Moody's evaluates its goodwill for impairment at the reporting unit level, defined as an operating segment or one level below an operating segment, annually as of November 30 or more frequently if impairment indicators arise in accordance with ASC Topic 350. These impairment indicators could include significant events or circumstances that would reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit.

At November 30, 2010, the Company had five primary reporting units: one in MIS that encompasses all of Moody's ratings operations and four reporting units within MA: RD&A, RMS, training and CSI. The RD&A reporting unit encompasses the distribution of investor-oriented research and data developed by MIS as part of its ratings process, in-depth research on major debt issuers, industry studies, economic research and commentary on topical events and credit analytic tools. The RMS reporting unit consists of credit risk management and compliance software that is sold on a license or subscription basis as well as related advisory services for implementation and maintenance. The training reporting unit consists of the portion of the MA business that offers both credit training as well as other professional development training. Additionally, in November 2010, the Company acquired CSI, which was tested separately as its own reporting unit for the annual goodwill impairment test as of November 30, 2010. CSI is Canada's leading provider of financial learning, credentials and certification.

The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level as required by ASC Topic 350, "Intangibles—Goodwill and Other". In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and the Company is not required to perform further testing. If the fair value of the reporting unit is less than the carrying value, the Company must perform a second step of the impairment test to determine the implied fair value of the reporting unit's goodwill. The implied fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge.

Determining the fair value of a reporting unit or an indefinite-lived acquired intangible asset involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and appropriate market comparables. The Company bases its fair value estimates on assumptions believed to be reasonable. However, as these estimates and assumptions are unpredictable and inherently uncertain, actual future results may differ from these estimates. In addition, the Company also makes certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of its reporting units.

Goodwill is assigned to a reporting unit at the date when an acquisition is integrated into one of the established reporting units, and is based on which reporting unit is expected to benefit from the synergies of the acquisition. Other assets and liabilities, including applicable corporate assets, are allocated to the extent they are related to the operation of respective reporting units.

Based on the result of the above test, the Company does not believe any of its reporting units are at risk of failing Step 1 of the impairment test as the fair value for all reporting units is well in excess of the respective reporting unit's carrying value, except for CSI as the purchase price represents the fair value of the net assets acquired.

The following table identifies the amount of goodwill allocated to each reporting unit as of December 31, 2010 as well as the amount by which the net assets of each reporting unit would exceed the fair value under Step 1 of the goodwill impairment test as prescribed in ASC Topic 350, assuming hypothetical reductions in their fair values as of November 30, 2010:

		Step One Sensitivity Analysis			
		Deficit Caused by a Hypothetical Reduction to Fair Value			
	Goodwill	10%	20%	30%	40%
MIS	$ 11.8	$ —	$ —	$ —	$ —
RD&A	157.9	—	—	—	—
RMS	170.7	—	—	—	—
Training	17.8	—	—	—	(1.5)
CSI	107.3	*	*	*	*
Totals	$ 465.5	$ —	$ —	$ —	$ (1.5)

*CSI was excluded from the sensitivity analysis in the table above as well as the sensitivity analyses on the WACC and future cash flow assumptions discussed below as it was acquired in November 2010. Accordingly the carrying value of the net assets acquired approximates fair value at November 30, 2010.

The following discussion regarding the Company's methodology for determining the fair value of its reporting units excludes the CSI which was acquired in November 2010:

The fair value of each reporting unit is estimated using a discounted cash flow methodology. The results of the DCF are evaluated against comparable public company and precedent transaction multiples in order to assess the reasonableness of the DCF fair values. The DCF analysis requires significant judgments regarding the derivation of fair value, including estimation of future operating results and cash flows of each reporting unit, which is based on internal budgets and strategic plans, expected long-term growth rates, terminal values, weighted average cost of capital and the effects of external factors and market conditions. Changes in these estimates and assumptions could materially affect the determination of the fair value and goodwill impairment for each reporting unit which could result in an impairment charge to reduce the carrying value of goodwill, which could be material to the Company's financial position and results of operations. Moody's allocates newly acquired goodwill to reporting units based on the reporting unit expected to benefit from the acquisition. The Company evaluates its reporting units on an annual basis, or more frequently if there are changes in the reporting structure of the Company due to acquisitions or realignments.

The following discusses the key assumptions utilized in the discounted cash flow valuation methodology which requires significant management judgment:

- *WACC*—The WACC is the rate to discount each reporting unit's estimated future cash flows. The WACC is calculated based on the proportionate weighting of the cost of debt and equity. The cost of equity is based on a risk-free interest rate, an equity risk factor which is derived from public companies similar to the reporting unit and which captures the perceived risks and uncertainties associated with the reporting unit's cash flows. The cost of debt component is calculated as the weighted average cost associated with all of the Company's outstanding borrowings as of the date of the impairment test and was immaterial to the computation of the WACC. The cost of debt and equity is weighted based on the debt to market capitalization ratio of publicly traded companies with similarities to the reporting unit being tested. The WACC for all reporting units ranged from 10% to 12% in 2010. Differences in the WACC used between reporting units is due primarily to distinct risks and uncertainties regarding the cash flows of the different reporting units. A sensitivity analysis of the WACC was performed on all reporting units. An increase in the WACC of one percentage point for each of the reporting units would not have resulted in the carrying value of the reporting unit exceeding its respective estimated fair value under step one of the goodwill impairment test as prescribed in ASC Topic 350.

- *Future cash flow assumptions*—The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of each reporting unit. These projections are consistent with the Company's operating and strategic plan. Cash flows for each of the next five years beginning in 2011 were estimated based on annual revenue growth rates ranging from 4% to 14%. The growth rates assumed a gradual increase in revenue from financial service customers based on a continued improvement in the global economy and capital markets which began in the second half of 2009. Beyond five years a terminal value was determined using a perpetuity growth rate based on inflation and real GDP growth rates. A sensitivity analysis of the growth rates was performed on all reporting units. A decrease in the growth rates used in the discounted cash flow calculation of 10% for each of the reporting units would not have resulted in the carrying value of the reporting unit exceeding its respective estimated fair value under step one of the goodwill impairment test as prescribed in ASC Topic 350.

Amortizable intangible assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There were no such events or changes during 2010 that would indicate that the carrying amount of amortizable intangible assets in any of the Company's reporting units may not be recoverable. This determination was made based on improving market conditions which has resulted in higher projected cash flows for all reporting units than was projected in 2009. Additionally, there were no events or circumstances during 2010 that would indicate the need for an adjustment of the remaining useful lives of the Company's amortizable intangible assets.

Pension and Other Post-Retirement Benefits

The expenses, assets and liabilities that Moody's reports for its Post-Retirement Plans are dependent on many assumptions concerning the outcome of future events and circumstances. These assumptions include the following:

- future compensation increases, based on the Company's long-term actual experience and future outlook

- long-term return on pension plan assets, based on historical portfolio results and the expected future average annual return for each major asset class within the plan's portfolio (which is principally comprised of equity and fixed-income investments)

- future healthcare cost trends, based on historical market data, near-term outlooks and assessments of likely long-term trends

- discount rates, based on current yields on high-grade corporate long-term bonds

The discount rates selected to measure the present value of the Company's benefit obligation for its Post-Retirement Plans as of December 31, 2010 were derived using a cash flow matching method whereby the Company compares each plan's projected payment obligations by year with the corresponding yield on the Citibank pension discount curve. The cash flows by plan are then discounted back to present value to determine the discount rate applicable to each plan.

Moody's major assumptions vary by plan and assumptions used are set forth in Note 11 to the consolidated financial statements. In determining these assumptions, the Company consults with outside actuaries and other advisors as deemed appropriate. While the Company believes that the assumptions used in its calculations are reasonable, differences in actual experience or changes in assumptions could have a significant effect on the expenses, assets and liabilities related to the Company's Post-Retirement Plans.

When actual plan experience differs from the assumptions used, actuarial gains or losses arise. Excluding differences between the expected long-term rate of return assumption and actual experience on plan assets, the Company amortizes, as a component of annual pension expense, total outstanding gains or losses over the estimated average future working lifetime of active plan participants to the extent that the gain/loss exceeds 10% of the greater of the beginning-of-year projected benefit obligation or the market-related value of plan assets. For Moody's Post-Retirement Plans, the total losses as of December 31, 2010 that have not been recognized in annual expense are $72.1 million, and Moody's expects to recognize net periodic pension expense of $4.8 million in 2011 related to the amortization of actuarial losses.

For Moody's funded U.S. pension plan, the differences between the expected long-term rate of return assumption and actual experience could also affect the net periodic pension expense. As permitted under ASC Topic 715, the Company spreads the impact of asset experience over a five-year period for purposes of calculating the market-related value of assets that is used in determining the expected return on assets' component of annual expense and in calculating the total unrecognized gain or loss subject to amortization. As of December 31, 2010, the Company has an unrecognized asset loss of $11.8 million, of which $7.1 million will be recognized in the market-related value of assets that is used to calculate the expected return on assets' component of 2012 expense.

The table below shows the estimated effect that a one percentage-point decrease in each of these assumptions will have on Moody's 2011 operating income. These effects have been calculated using the Company's current projections of 2011 expenses, assets and liabilities related to Moody's Post-Retirement Plans, which could change as updated data becomes available.

	Assumption Used for 2011		Estimated Impact on 2011 Operating Income (Decrease)/Increase
Weighted Average Discount Rates*	5.39% / 5.15%	$	(7.4)
Weighted Average Assumed Compensation Growth Rate	4.00%	$	1.4
Assumed Long-Term Rate of Return on Pension Assets	8.35%	$	(1.4)

* Weighted average discount rates of 5.39% and 5.15% for pension plans and other post-retirement plans, respectively.

A one percentage-point increase in assumed healthcare cost trend rates will not affect 2011 projected expenses. Based on current projections, the Company estimates that expenses related to Post-Retirement Plans will be $23.0 million in 2011 compared with $20.2 million in 2010, excluding the effect of pension settlement charges. The expected expense increase in 2011 reflects the effects of higher benefit obligations primarily due to lower discount rate assumptions and higher amortization of actuarial losses.

Stock-Based Compensation

The Company records compensation expense for all share-based payment award transactions granted to employees based on the fair value of the equity instrument at the time of grant. This includes shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions and estimates that the Company believes are reasonable. Some of the assumptions and estimates, such as share price volatility and expected option holding period, are based in part on Moody's experience during the period since becoming a public company. The use of different assumptions and estimates in the Black-Scholes option pricing model could produce materially different estimated fair values for option awards and related expense.

An increase in the following assumptions would have had the following estimated effect on operating income in 2010 (dollars in millions):

	Assumption Used for 2006-2010 grants	Increase in Assumption		Estimated Impact on Operating Income in 2010 Increase/(Decrease)
Average Expected Dividend Yield	0.4% - 2.1%	0.10%	$	0.5
Average Expected Share Price Volatility	23% - 45.5%	5%	$	(3.1)
Expected Option Holding Period	5.5 - 6.0 years	1.0 year	$	(2.3)

Income Taxes

The Company is subject to income taxes in the U.S. and various foreign jurisdictions. The Company's tax assets and liabilities are affected by the amounts charged for service provided and expenses incurred as well as other tax matters such as intercompany transactions. The Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740. Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

Moody's is subject to tax audits in various jurisdictions which involve Legacy Tax and other tax matters. The Company regularly assesses the likely outcomes of such audits in order to determine the appropriateness of liabilities for UTPs. The Company classifies interest related to income taxes as a component of interest expense in the Company's consolidated financial statements and associated penalties, if any, as part of other non-operating expenses.

For UTPs, ASC Topic 740 requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority. As the determination of liabilities related to UTPs and associated interest and penalties requires significant estimates to be made by the Company, there can be no assurance that the Company will accurately predict the outcomes of these audits, and thus the eventual outcomes could have a material impact on the Company's operating results or financial condition.

For certain of its foreign subsidiaries, the Company has deemed a portion of the undistributed earnings relating to these subsidiaries to be indefinitely reinvested within its foreign operations. Accordingly, the Company has not provided deferred income taxes on these indefinitely reinvested earnings. A future distribution or change in assertion regarding reinvestment by the foreign subsidiaries relating to these earnings could result in additional tax liability for the Company. It is not practicable to determine the amount of the potential additional tax liability due to complexities in the tax laws and in the hypothetical calculations that would have to be made.

Other Estimates

In addition, there are other accounting estimates within Moody's consolidated financial statements, including recoverability of deferred tax assets, anticipated dividend distributions from non-U.S. subsidiaries and valuation of investments in affiliates. Management believes the current assumptions and other considerations used to estimate amounts reflected in Moody's consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in Moody's consolidated financial statements, the resulting changes could have a material adverse effect on Moody's consolidated results of operations or financial condition.

See Note 2 to the consolidated financial statements for further information on significant accounting policies that impact Moody's.

OPERATING SEGMENTS

Beginning in January 2008, Moody's segments were changed to reflect the Reorganization announced in August 2007. As a result of the Reorganization, the rating agency is reported in the MIS segment and several ratings business lines have been realigned. All of Moody's other non-rating commercial activities are represented in the MA segment.

As part of the Reorganization there were several realignments within the MIS LOBs. Sovereign and sub-sovereign ratings, which were previously part of financial institutions; infrastructure/utilities ratings, which were previously part of corporate finance; and project finance, which was previously part of structured finance, were combined with the public finance business to form a new LOB called public, project and infrastructure finance. In addition, real estate investment trust ratings were moved from financial institutions and corporate finance to the structured finance business. Furthermore, in August 2008 the global managed investments ratings group, previously part of the structured finance business, was combined with the financial institutions business.

The MIS segment now consists of four lines of business—corporate finance, structured finance, financial institutions and public, project and infrastructure finance—that generate revenue principally from fees for the assignment and ongoing monitoring of credit ratings on debt obligations and the entities that issue such obligations in markets worldwide.

As part of the Reorganization, various aspects of the legacy MIS research business and MKMV business were combined to form the subscriptions, software and professional services businesses within MA. The subscriptions business included credit and economic research, data and analytical models that are sold on a subscription basis for an initial 12-month term, with renewal features for subsequent annual periods; the software business included license and maintenance fees for credit risk, securities pricing and valuation software products; and the professional services business included credit training associated with risk modeling, credit scorecard development, and other specialized analytical projects, as well as credit and other professional development education services that are typically sold on a per-engagement basis.

In 2009, the aforementioned MA businesses were realigned and renamed to reflect the reporting unit structure for the MA segment at December 31, 2009. Pursuant to this realignment the subscriptions business was renamed Research, Data and Analytics and the software business was renamed Risk Management Software. The revised groupings classify license software sales, certain subscription-based risk management software revenue, maintenance and advisory services relating to software sales to the redefined RMS business. The following tables are reconciliations of the revenue groupings previously disclosed to the new groupings for the year ended December 31, 2008:

Revenue reported as per filings in prior years:		**Year Ended December 31, 2008**
Subscriptions		$ 475.9
Software		49.2
Professional Services		25.6
	Total MA	**$ 550.7**

Reclassification for 2009 realignment:		**Year Ended December 31, 2008**
Subscriptions		$ (57.2)
Software		59.6
Professional Services		(2.4)
	Total MA	**$ —**

2009 revenue reported:		**Year Ended December 31, 2008**
RD&A		$ 418.7
RMS		108.8
Professional Services		23.2
	Total MA	**$ 550.7**

Additionally, in November 2010, a subsidiary of the Company acquired CSI, which is Canada's leading provider of financial learning, credentials and certification. CSI is part of the MA segment and its revenue is included in the professional services LOB within MA.

The following is a discussion of the results of operations of these segments, including the intersegment royalty revenue for MIS and expense charged to MA for the rights to use and distribute content, data and products developed by MIS. Additionally, overhead costs and corporate expenses of the Company are allocated to each segment based on a revenue-split methodology. Overhead expenses include costs such as rent and occupancy, information technology and support staff such as finance, human resource, information technology and legal.

Certain prior year amounts have been reclassified to conform to the current presentation.

RESULTS OF OPERATIONS

Year Ended December 31, 2010 compared with Year Ended December 31, 2009

Executive Summary

Moody's revenue for the year ended December 31, 2010 totaled $2,032.0 million, an increase of $234.8 million compared to the same period in 2009. Total expenses were $1,259.2 million, an increase of $149.5 million compared to 2009. Operating income of $772.8 million in 2010 increased $85.3 million compared to the same period in the prior year. Excluding the restructuring charge in 2009 and minor restructuring-related adjustments in both years, operating income increased $67.9 million from $705.0 million in the prior year period. Diluted EPS of $2.15 for the year ended December 31, 2010 increased $0.46, or 27% over the prior year period and included a benefit of $0.02 associated with the resolution of a Legacy Tax Matter as well as other tax benefits of $0.15 in 2010 relating to foreign earnings that are indefinitely reinvested, foreign tax credits and lower state taxes. Excluding the aforementioned Legacy Tax Matter in

2010, diluted EPS of $2.13 increased $0.43, or 25%, from $1.70 in 2009, which excludes a prior year favorable impact of $0.04 related to the resolution of a Legacy Tax Matter and an unfavorable $0.05 impact for restructuring.

Moody's Corporation

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year Ended December 31,		% Change Favorable (Unfavorable)
	2010	2009	
Revenue:			
United States	$ **1,089.5**	$ 920.8	18%
International:			
EMEA	**627.4**	624.7	— %
Other	**315.1**	251.7	25%
Total International	**942.5**	876.4	8%
Total	**2,032.0**	1,797.2	13%
Expenses:			
Operating	**604.8**	532.4	(14)%
SG&A	**588.0**	495.7	(19)%
Restructuring	**0.1**	17.5	99%
Depreciation and amortization	**66.3**	64.1	(3)%
Total	**1,259.2**	1,109.7	(13)%
Operating income	$ **772.8**	$ 687.5	12%
Interest (expense) income, net	$ **(52.5)**	$ (33.4)	(57)%
Other non-operating (expense) income, net	$ **(5.9)**	$ (7.9)	25%
Net income attributable to Moody's	$ **507.8**	$ 402.0	26%
Diluted EPS	$ **2.15**	$ 1.69	27%

The table below shows Moody's global staffing by geographic area:

	December 31,		
	2010	2009	% Change
United States	**2,333**	2,144	9%
International	**2,128**	1,834	16%
Total	**4,461**	3,978	12%

Global revenue of $2,032.0 million in 2010 increased $234.8 million compared to the same period in 2009, reflecting good growth in both ratings and MA revenue. The growth in ratings revenue is primarily due to strong issuance activity in 2010 within the corporate finance, financial institution and public finance debt markets. The growth in MA is due to higher revenue across all LOBs. Transaction revenue accounted for 44% of global MCO revenue in 2010 compared to 37% in the same period of the prior year. Transaction revenue in the MIS segment represents the initial rating of a new debt issuance as well as other one-time fees while relationship revenue represents the recurring monitoring of a rated debt obligation and/or entities that issue such obligations, as well as revenue from programs such as commercial paper, medium-term notes and shelf registrations. In the MA segment, relationship revenue represents subscription-based revenues and software maintenance revenue. Transaction revenue in MA represents software license fees and revenue from the professional services line of business which offers credit risk management advisory and training services, which are typically sold on a per-engagement basis.

U.S. revenue increased $168.7 million over 2009 reflecting growth in all ratings LOBs, most notably in rated issuance volumes for bank loans and speculative-grade corporate bonds. There was also good growth over the prior year in U.S. public finance and CREF rated issuance. Additionally, there was growth in all LOBs within the MA segment, most notably in RMS.

International revenue increased $66.1 million compared to the same period in 2009 primarily reflecting growth in CFG revenue, particularly in speculative-grade ratings in EMEA, coupled with higher banking related revenue across all regions. Additionally, the growth reflects higher revenue across all MA LOBs, primarily from within the Asia and the Americas regions. These increases were partially offset by declines in most asset classes within SFG as well as declines in investment-grade rated issuance within the EMEA region.

Operating expenses were $604.8 million in 2010, an increase of $72.4 million from the same period in 2009 and were primarily due to both higher compensation and non-compensation costs. Compensation costs increased approximately $63 million reflecting approximately $30 million higher incentive compensation primarily resulting from greater achievement against targeted results compared to achievement against targeted results in the prior year period, a $7 million global profit sharing contribution due to the Company's growth in diluted EPS over 2009 and approximately $29 million higher salaries and related employee benefits primarily due to annual merit increases coupled with higher headcount in both operating segments to support business growth. Non-compensation costs increased approximately $9 million reflecting higher professional service costs for ongoing investments in technology infrastructure as well as higher travel-related costs which reflects improving business conditions compared to 2009.

SG&A expenses of $588.0 million in 2010 increased $92.3 million from the same period in 2009. Non-compensation expenses increased approximately $47 million over the prior year primarily reflecting higher professional service costs relating to ongoing investments in technology infrastructure as well as higher legal and litigation-related costs related to ongoing matters. Compensation costs increased approximately $45 million primarily due to higher salaries and related employee benefits which reflects annual merit increases and headcount growth in sales personnel within MA as well as in support areas such as compliance and IT. Additionally there was approximately $10 million higher incentive compensation costs compared to 2009 which primarily reflects greater achievement against targeted results compared to the achievement of targeted results in the prior year period. Furthermore, there was an approximate $6 million profit sharing contribution in 2010 due to the Company's year-over-year growth in diluted EPS.

Restructuring expense in 2009 reflects severance costs associated with the 2009 Restructuring Plan approved on March 27, 2009 and adjustments to the previous estimates for both the 2007 and 2009 Restructuring Plans.

Operating income of $772.8 million, was up $85.3 million from the same period in 2009, reflecting the 13% increase in revenue being partially offset by the $149.5 million increase in expenses. Excluding the restructuring charge in 2009 and minor restructuring-related adjustments in both periods, operating income increased $67.9 million over 2009.

Interest (expense) income, net for the year ended December 31, 2010 was $(52.5) million, a $19.1 million increase in expense compared to the same period in 2009. The increase relates primarily to an interest expense reduction of approximately $12 million in the first quarter of 2009 for UTBs and other tax-related liabilities that did not recur in 2010. Also, there was an approximate $7 million increase in interest expense on borrowings which primarily reflects interest on the 2010 Senior Notes issued in the third quarter of 2010. Additionally, there was interest income related to the favorable settlement of Legacy Tax Matters of $2.5 million and $6.5 million in 2010 and 2009, respectively.

Other non-operating (expense) income, net of $(5.9) million in 2010 decreased $2.0 million compared to the prior year. This decrease primarily reflects FX losses of approximately $(5) million in 2010 compared to losses of approximately $(10) million in 2009. The FX losses in both periods primarily reflect the weakening of the euro to the British pound over both of the twelve month periods ended December 31, 2010 and 2009.

Moody's ETR was 28.1% for the year ended December 31, 2010, down from 37.0% in 2009 and was primarily due to increased taxable income internationally; indefinite reinvestment of certain foreign earnings; utilization of foreign tax credits; lower state taxes; and a resolution of a non-U.S. tax audit resulting in a reduction of UTBs. Additionally, the 2009 ETR reflects a non-taxable $12 million interest expense reduction related to UTBs and other tax-related liabilities. The 2010 and 2009 tax expense included benefits of $2.1 million and $1.7 million, respectively, relating to the favorable resolution of Legacy Tax Matters (see "Contingencies – Legacy Tax Matters" below for further information). Excluding the Legacy Tax Matters in both years, the ETR in 2010 of 28.5% decreased 910 Bps from 2009.

Net Income for the year ended December 31, 2010 was $507.8 million, or $2.15 per diluted share, and increased $105.8 million, or $0.46 per diluted share, compared to the prior year. Included in the 2010 Net Income were tax benefits of approximately $36 million, or $0.15 per diluted share, relating to the indefinite reinvestment of certain foreign earnings, utilization of foreign tax credits and lower state taxes. Excluding benefits for favorable resolutions of Legacy Tax Matters in both 2010 and 2009, as well as the restructuring charge in 2009 and related adjustments in both years, Net Income increased $98.6 million, or 24%, to $503.3 million, resulting in a $0.43, or 25%, increase in diluted EPS compared to the prior year.

Segment Results

Moody's Investors Service

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year Ended December 31, 2010	2009	% Change Favorable (Unfavorable)
Revenue:			
Corporate finance (CFG)	**$ 563.9**	$ 408.2	38%
Structured finance (SFG)	**290.8**	304.9	(5)%
Financial institutions (FIG)	**278.7**	258.5	8%
Public, project and infrastructure finance (PPIF)	**271.6**	246.1	10%
Total external revenue	**1,405.0**	1,217.7	15%
Intersegment royalty	**61.3**	60.0	2%
Total MIS revenue	**1,466.3**	1,277.7	15%
Expenses:			
Operating and SG&A	**783.0**	680.1	(15)%
Restructuring	**0.1**	9.1	99%
Depreciation and amortization	**33.8**	31.3	(8)%
Total	**816.9**	720.5	(13)%
Operating income	**$ 649.4**	$ 557.2	17%

The following is a discussion of external MIS revenue as well as operating expenses:

Global MIS revenue of $1,405.0 million for the year ended December 31, 2010 increased $187.3 million compared to the same period in 2009. The increase reflects strong growth in rated issuance volumes for high-yield corporate debt and bank loans within CFG as well as good growth from public finance and banking related issuance within PPIF and FIG, respectively. These increases were partially offset by declines in derivatives and investment-grade corporate debt rated issuance volumes within SFG and CFG, respectively. Transaction revenue for MIS in 2010 was 57% of total revenue compared to 50% in 2009, with the increase primarily reflecting the aforementioned strong rated issuance in the high-yield corporate debt and bank loan sectors within CFG.

In the U.S., revenue was $815.4 million in 2010, an increase of $152.3 million, or 23%, compared to the same period in 2009. The increase relates primarily to strong rated issuance volumes in bank loans and high-yield corporate debt within CFG, higher rated issuance in the CREF sector within SFG and good growth in PPIF. These increases were partially offset by declines in derivatives and consumer asset-backed securities rated issuance within SFG.

Non-U.S. revenue was $589.6 million in 2010, an increase of $35.0 million, or 6%, over the prior year. The increase reflects growth in banking related revenue across all non-U.S. regions as well as higher speculative-grade corporate debt issuance in the EMEA region. Additionally, there was higher revenue in 2010 for Indicative Ratings and Corporate Family Ratings in the EMEA region. These increases were partially offset by declines within the EMEA region in most asset classes within SFG coupled with lower rated issuance volumes for investment-grade corporate debt.

Global CFG revenue of $563.9 million in 2010 increased $155.7 million from the prior year primarily due to higher rated issuance volumes in the high-yield corporate debt and bank loan sectors, coupled with an increase in Indicative Ratings and Corporate Family Ratings. The aforementioned growth was partially offset by declines in rated issuance for investment-grade corporate debt which reflects a strong prior year comparative period where many companies were refinancing their debt ahead of expected maturities. Transaction revenue represented 73% of total CFG revenue in 2010, compared to 64% in the prior year. In the U.S., revenue in 2010 was $369.5 million, or 47% higher than the same period in 2009. This increase is primarily due to higher bank loan issuance reflecting the narrowing of credit spreads and the low interest rate environment in 2010 which has resulted in a high volume of refinancing activity coupled with increased issuance related to leveraged buy-out activity. Additionally, there was higher speculative-grade corporate debt issuance reflecting increased investor appetite for high-yield instruments as stability has gradually returned to the corporate credit markets. Internationally, revenue of $194.4 million in 2010 increased 24% compared to the same period in 2009, driven primarily by growth in rated issuance volumes for speculative-grade corporate debt across all regions which reflects the aforementioned increased investor confidence in the high-yield markets coupled with higher revenue from Indicative Ratings and Corporate Family Ratings in the EMEA region. These increases were partially offset by declines in investment-grade rated issuance in EMEA reflecting a strong comparative prior year period where many companies were refinancing their debt ahead of expected maturities.

Global SFG revenue of $290.8 million in 2010 decreased $14.1 million compared to the same period in 2009 reflecting lower revenue in the derivatives and consumer asset-backed securities asset classes partially offset by increased rated issuance activity in U.S. CREF. Transaction revenue represented 43% of total SFG revenue in 2010 compared to 41% in the prior year period. In the U.S., revenue of $142.9 million in 2010 increased $0.8 million compared to the prior year reflecting growth in both commercial mortgage-backed securities and real estate investment trusts rated issuance resulting from the low interest rate environment and narrowing credit spreads in these sectors. The aforementioned growth was almost completely offset by continued declines in the derivatives sector as well as declines in consumer asset-backed securities issuance reflecting continued lack of investor demand as well as regulatory uncertainties pertaining to these asset classes. Non-U.S. revenue of $147.9 million in 2010 decreased $14.9 million compared to the prior year, reflecting declines in most asset classes within the EMEA region as uncertainties surrounding the EU sovereign debt markets at various times throughout 2010 has reduced investor demand for structured products.

Global FIG revenue of $278.7 million in 2010 increased $20.2 million from the prior year, primarily reflecting higher banking related revenue. Transaction revenue increased to 37% of global FIG revenue, up from 31% in the prior year period. In the U.S., revenue of $114.4 million in 2010 increased $7.1 million compared to the prior year. The growth over the prior year was driven by higher insurance related rated issuance which reflected insurers taking advantage of the low interest rate environment in 2010 to refinance debt ahead of expected maturities as well as issuance to fund acquisition activity. Outside the U.S., revenue in 2010 was $164.3 million, or 9% higher than in the prior year, and was primarily due to growth in banking revenue across all non-U.S. regions, most notably in the Asia and Americas regions, compared to a challenging prior year period.

Global PPIF revenue was $271.6 million in 2010, an increase of $25.5 million compared to the same period in 2009, primarily reflecting increases in public and project finance revenue. Revenue generated from new transactions was 59% of total PPIF revenue in 2010, unchanged from the prior year period. In the U.S., revenue for the year ended December 31, 2010 of $188.6 million increased 16% over the prior year primarily due to growth in public finance revenue which reflects modest price increases compared to the prior year coupled with issuance relating to the Build America Bond Program which was implemented in the U.S. as part of the American Recovery and Reinvestment Act of 2009. Additionally, there was higher project and infrastructure finance revenue as issuers took advantage of the low interest rate environment and the Build America Bond Program to fund capital expenditure needs. Outside the U.S., PPIF revenue decreased 1% compared to prior year reflecting declines in infrastructure and project finance revenue within the EMEA region due to uncertainties in the EU debt markets at various times during 2010 coupled with a strong comparative prior year period. These decreases were offset by higher project finance rated issuance in the Asia and Americas regions.

Operating and SG&A expenses in 2010 increased $102.9 million compared to the prior year and reflected increases in compensation and non-compensation expenses of approximately $63 million and $40 million, respectively. The increase in compensation expenses relates to higher salaries reflecting annual merit increases, modest headcount growth within the ratings LOBs as well as support areas such as compliance and IT for which the costs are allocated to each segment based on a revenue-split methodology. Additionally, there was higher incentive compensation due to greater achievement against targeted results in 2010 compared to the achievement against targeted results in the prior year. Furthermore, there was a profit sharing contribution in 2010 reflecting the Company's diluted EPS growth over 2009. The increase in non-compensation expenses primarily reflects higher legal and litigation- related costs relating to ongoing matters and higher IT consulting costs relating to investments in technology infrastructure.

The restructuring charge of $9.1 million in the prior year period reflects costs associated with the 2009 Restructuring Plan approved in the first quarter of 2009 as well as minor adjustments made to both the 2009 and 2007 restructuring plans.

Operating income in 2010 of $649.4 million, which includes the intersegment royalty revenue, increased $92.2 million from the prior year and reflects the 15% increase in total MIS revenue exceeding the 13% increase in operating expenses. Excluding the restructuring-related amounts in both periods, operating income in 2010 was $649.5 million, an increase of $83.2 million from the same period in 2009.

Moody's Analytics

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year Ended December 31,		% Change Favorable (Unfavorable)
	2010	2009	
Revenue:			
Research, data and analytics (RD&A)	$ **425.0**	$ 413.6	3%
Risk management software (RMS)	**173.2**	145.1	19%
Professional services	**28.8**	20.8	38%
Total	**627.0**	579.5	8%
Expenses:			
Operating and SG&A (including intersegment royalty)	**471.1**	408.0	(15)%
Restructuring	**—**	8.4	100%
Depreciation and amortization	**32.5**	32.8	1%
Total	**503.6**	449.2	(12)%
Operating income	$ **123.4**	$ 130.3	(5)%

Global MA revenue in 2010 increased $47.5 million over the prior year primarily reflecting growth in all three LOBs. Recurring revenue, which includes subscriptions and software maintenance fees, comprised 85% of MA revenue in 2010, down from 89% in the same period of 2009.

Revenue in the U.S. increased $16.4 million, or 6%, over the prior year and reflected growth across all LOBs, most notably in RMS. International revenue, which represented 56% of total MA revenue in both 2010 and 2009, increased 10% over the prior year reflecting growth in all LOBs.

Global RD&A revenue, which comprised over 67% of total MA revenue in both 2010 and 2009, increased $11.4 million, or 3%, over the prior year. The increase reflects greater demand for products that support analysis for investment and commercial credit applications and also the gradual stabilization among capital markets customers as disruption from the global financial crisis recedes. Global RMS revenue in 2010 increased $28.1 million over the prior year primarily due to the final delivery and client acceptance of software licenses and implementations, primarily from within the U.S and Asia regions. Revenue from professional services increased $8.0 million compared to 2009, with approximately 40% of the growth related to the acquisition of CSI in the fourth quarter of 2010. Revenue in the RMS and professional services LOBs are subject to quarterly volatility resulting from the variable nature of project timing and the concentration of revenue in a relatively small number of engagements.

Operating and SG&A expenses in 2010, which include the intersegment royalty for the right to use and distribute content, data and products developed by MIS, increased $63.1 million compared to 2009 reflecting both higher compensation and non-compensation costs of approximately $46 million and $16 million, respectively. The increase in compensation costs is primarily due to higher incentive compensation reflecting greater achievement against targeted results in 2010 compared to achievement against targeted results in the prior year coupled with a profit sharing contribution in 2010 reflecting the Company's diluted EPS growth over 2009. Additionally, there were higher salaries reflecting annual merit increases and headcount increases to support business growth coupled with an increase in commission expense compared to the prior year reflecting higher MA sales. The increase in non-compensation costs reflects higher legal and litigation- related costs relating to ongoing matters that Moody's Corporation is exposed to, which are allocated to MA as part of the allocation of overhead and corporate expenses which is based on a revenue-split methodology. Additionally, the increase in non-compensation expenses reflects higher travel and entertainment costs due to improving business conditions over the prior year.

The restructuring charge of $8.4 million in the prior year period reflects severance costs associated with the 2009 Restructuring Plan approved in the first quarter of 2009, which includes costs related to the divestiture of non-strategic assets and contract termination costs for office closures as well as minor adjustments made to original estimates for the 2007 Restructuring Plan.

Operating income of $123.4 million in 2010, which includes the intersegment royalty expense, decreased $6.9 million compared to the prior year, reflecting the $54.4 million increase in total expenses exceeding the $47.5 million increase in revenue. Excluding the 2009 restructuring charge and minor restructuring-related adjustments for both restructuring plans in 2009, operating income decreased $15.3 million from the same period in 2009.

Year Ended December 31, 2009 compared with Year Ended December 31, 2008

Executive summary

Moody's revenue for the year ended December 31, 2009 totaled $1,797.2 million, an increase of $41.8 million from 2008. Excluding the negative impact from changes in FX translation rates, revenue in 2009 increased $76.6 million compared to the same period in 2008. Total expenses for 2009 were $1,109.7 million, an increase of $102.5 million from 2008, and included approximately $32 million in favorable changes from FX translation rates. Operating income of $687.5 million in 2009 decreased $60.7 million compared to 2008. Excluding the impact of restructuring in both years, operating income was $705.0 million, a decrease of $40.7 million from the prior year. Diluted EPS of $1.69 in 2009 included a $0.05 unfavorable impact from restructuring actions and a $0.04 favorable impact relating to the resolution of a Legacy Tax Matter. Excluding the aforementioned items in 2009, diluted EPS of $1.70 decreased $0.12, or 7%, from $1.82 in 2008, which excludes the prior year favorable per-share impacts of $0.01 and $0.04 for restructuring and the resolution of Legacy Tax Matters, respectively.

Moody's Corporation

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year Ended December 31,		% Change Favorable
	2009	2008	(Unfavorable)
Revenue:			
United States	$ 920.8	$ 910.1	1%
International:			
EMEA	624.7	603.1	4%
Other	251.7	242.2	4%
Total International	876.4	845.3	4%
Total	1,797.2	1,755.4	2%
Expenses:			
Operating	532.4	493.3	(8)%
SG&A	495.7	441.3	(12)%
Restructuring	17.5	(2.5)	NM
Depreciation and amortization	64.1	75.1	15%
Total	1,109.7	1,007.2	(10)%
Operating income	$ 687.5	$ 748.2	(8)%
Interest (expense) income, net	$ (33.4)	$ (52.2)	36%
Other non-operating (expense) income, net	$ (7.9)	$ 33.8	(123)%
Net income attributable to Moody's	$ 402.0	$ 457.6	(12)%
Diluted EPS	$ 1.69	$ 1.87	(10)%

The table below shows Moody's global staffing by geographic area:

	December 31,		
	2009	2008	% Change
United States	2,144	2,130	1%
International	1,834	1,817	1%
Total	3,978	3,947	1%

Global revenue of $1,797.2 million in 2009 increased $41.8 million compared to 2008 with modest growth in both MIS and MA. The MIS growth is reflective of gradual improvement in the credit markets throughout 2009 which resulted in increased issuance volumes for fundamental ratings, particularly for investment-grade and high-yield corporate debt, partially offset by continued declines in structured finance issuance. The MA growth is primarily due to higher international RMS revenue which resulted from the Fermat acquisition made in the fourth quarter of 2008. Excluding the negative impact from changes in FX translation rates, Moody's revenue in 2009 increased $76.6 million compared to 2008. Transaction revenue accounted for 37% of global MCO revenue in 2009 compared to 36% in the prior year.

In the U.S., revenue increased $10.7 million with modest growth in MIS being partially offset by declines in MA. The increase in ratings revenue primarily reflects the aforementioned recovery in the investment-grade and high-yield corporate bond markets partially offset by declines in structured finance ratings. Revenue declined for all LOBs within MA.

International revenue of $876.4 million for 2009 was $31.1 million higher than 2008 and reflected growth in investment-grade and high-yield rated issuance within CFG as well as MA revenue which benefited from acquisitions made in the fourth quarter of 2008.

These increases were partially offset by significant declines in SFG revenue within MIS as well as approximately $35 million in unfavorable impact from changes in FX translation rates.

Total expenses for 2009 were $1,109.7 million, an increase of $102.5 million from 2008. The increase primarily reflects the impact of acquisitions made in the fourth quarter of 2008, costs associated with the 2009 Restructuring Plan and higher incentive compensation reflecting greater achievement against 2009 targeted results. Additionally, there were higher rent and occupancy costs in 2009 related to the Canary Wharf lease in London, higher professional services costs which include legal and IT consulting as well as a charge for an international VAT matter. The aforementioned increases were partially offset by an approximate $32 million favorable impact from changes in FX translation rates.

Operating expenses were $532.4 million, an increase of $39.1 million from the prior year, resulting primarily from higher compensation costs of approximately $28 million compared to the same period in 2008. Compensation costs were $445.1 million, an increase of 7% from prior year, primarily reflecting higher incentive compensation costs due to greater achievement against 2009 targeted results compared to achievement against targeted results in the prior year. Non-compensation expenses in 2009 were $87.3 million, an increase of approximately $11 million compared to the same period in 2008. The increase is due to higher professional service costs which include technology consulting costs associated with an investment in IT infrastructure. The increase in both compensation and non-compensation expenses were partially offset by favorable changes in FX translation rates.

SG&A expenses of $495.7 million were $54.4 million higher than prior year. The increase is primarily due to higher non-compensation costs, which reflect higher rent expense relating to the Canary Wharf lease in London, additional bad debt expense due to the deterioration of liquidity caused by general economic conditions, higher professional services costs which include consulting as well as higher costs associated with investment in technology infrastructure. Compensation costs of $250.1 million increased 7% over the same period in 2008 primarily reflecting higher incentive compensation costs due to greater achievement against 2009 targeted results compared to achievement against targeted results in the prior year.

Restructuring expenses of $17.5 million in 2009 reflect costs associated with headcount reductions, the divestiture of non-strategic assets and contract terminations in accordance with the 2009 Restructuring Plan, as well as adjustments to previous estimates for the 2007 Restructuring Plan. The restructuring benefit of $2.5 million in 2008 reflects adjustments to previous estimates for severance and contract termination costs associated with the 2007 Restructuring Plan.

Depreciation and amortization of $64.1 million decreased $11.0 million from 2008 primarily due to the following items in 2008: an approximate $11 million impairment of certain software and database intangible assets within the MA segment, a $4.5 million write-off of acquired in-process technology related to the acquisition of Fermat and approximately $4 million of accelerated depreciation related to the closure of the Company's New Jersey office. The absence of these items in 2009 was partially offset by higher amortization of intangible assets in 2009 associated with business acquisitions made in the fourth quarter of 2008.

Operating income of $687.5 million decreased $60.7 million from prior year reflecting the 10% increase in operating expenses being partially offset by modest revenue increases. Excluding the impact of restructuring in both years, operating income of $705.0 million decreased $40.7 million. Changes in FX translation rates had a $3 million unfavorable impact on operating income in 2009.

Interest (expense) income, net for the year ended December 31, 2009 was ($33.4) million, a decrease of $18.8 million compared to the same period in 2008. The change is due primarily to an interest expense reduction of approximately $12 million for tax and tax-related liabilities recorded in the first quarter of 2009 coupled with a $6.5 million favorable resolution of a Legacy Tax Matter in the second quarter of 2009. Interest expense on borrowings decreased approximately $15 million compared to 2008 reflecting lower short-term debt balances coupled with lower interest rates on borrowings under the 2007 Facility and CP Program. During 2009, the Company has utilized its operating cash flow to reduce short-term borrowings by 38%. Additionally, interest income decreased approximately $16 million compared to the same period in 2008 reflecting lower interest rate yields on cash and cash equivalents balances.

Other non-operating income (expense), net in 2009 was $(7.9) million compared to $33.8 million in 2008. The change reflects FX losses of $9.5 million in 2009 compared to FX gains of $24.7 million in 2008 primarily reflecting the weakening of the euro to the British pound in 2009 as well as $11 million in favorable adjustments for Legacy Tax Matters in 2008.

Moody's effective tax rate for the year ended December 31, 2009 was 37.0%, or 30 bps higher than the prior year. Excluding Legacy Tax Matters in both years, the ETR in 2009 of 37.6% increased 50 bps from 2008.

Net Income in 2009 was $402.0 million, or $1.69 per diluted share, and decreased $55.6 million, or $0.18 per diluted share, compared to 2008. Excluding the impact of restructuring and Legacy Tax Matters in both years, Net Income in 2009 decreased $40.6 million to $404.7 million, or $1.70 per diluted share, from $1.82 in the same period of 2008.

Segment Results

Moody's Investors Service

The table below provides a summary of revenue and operating results, followed by further analysis and commentary:

	Year Ended December 31,		% Change Favorable (Unfavorable)
	2009	**2008**	
Revenue:			
Corporate finance (CFG)	$ **408.2**	$ 307.0	33%
Structured finance (SFG)	**304.9**	404.7	(25)%
Financial institutions (FIG)	**258.5**	263.0	(2)%
Public, project and infrastructure finance (PPIF)	**246.1**	230.0	7%
Total external revenue	**1,217.7**	1,204.7	1%
Intersegment royalty	**60.0**	63.6	(6)%
Total MIS Revenue	**1,277.7**	1,268.3	1%
Expenses:			
Operating and SG&A	**680.1**	636.0	(7)%
Restructuring	**9.1**	(1.6)	NM
Depreciation and amortization	**31.3**	33.3	6%
Total	**720.5**	667.7	(8)%
Operating income	$ **557.2**	$ 600.6	(7)%

The following is a discussion of external MIS revenue as well as operating expenses:

Global MIS revenue in 2009 of $1,217.7 million increased $13.0 million, or $35.9 million excluding unfavorable changes in FX translation rates, compared to 2008. The increase from prior year reflects growth in rated issuance in the investment-grade and high-yield sectors of CFG coupled with increases in public and infrastructure ratings revenue within PPIF. These increases were partially offset by declines in new issuance in SFG and FIG. Transaction revenue for total MIS in 2009 was 50% compared to 49% in 2008.

In the U.S., revenue was $663.1 million, an increase of $18.1 million or 3% from prior year reflecting strong growth in ratings of investment and speculative-grade corporate debt partially offset by new issuance declines which were significant in SFG and modest in FIG. Non-U.S. revenue was $554.6 million and decreased 1% from the same period in 2008. The decrease primarily reflects declines in all international regions within SFG partially offset by growth in CFG and PPIF in EMEA due to higher issuance volumes.

Global CFG revenue of $408.2 million increased $101.2 million from the prior year which included approximately $6 million of unfavorable impact from changes in FX translation rates. The global increase is due primarily to higher rated issuance volume in the investment-grade and high-yield sectors. Transaction revenue represented 64% of total CFG revenue, an increase from 54% in the prior year. In the U.S., revenue was $251.2 million, an increase of $68.1 million compared to 2008, reflecting strong growth in both investment-grade and high-yield bond issuance. U.S. revenue accounted for 62% of global CFG compared to 60% in the prior year period. The growth in investment-grade rated issuance reflects an increase in the number of companies refinancing debt ahead of expected maturities to take advantage of favorable interest rates within the corporate finance markets and to improve liquidity. The activity in the U.S. high-yield markets increased revenue by approximately $45 million, with 68% of the growth occurring in the second half of 2009. The growth in speculative-grade rated issuance reflects increased investor confidence in the high-yield market and the continued narrowing of interest rate spreads compared to U.S. Treasuries which began in the second quarter of 2009. Internationally, revenue of $157.0 million in 2009 increased 27% compared to the same period in 2008, driven primarily by growth in investment-grade issuance within EMEA and high-yield issuance across all non-U.S. regions, reflecting early debt refinancing activities.

Global SFG revenue of $304.9 million decreased $99.8 million reflecting the continued slowdown of new issuance in the securitization markets due to reduced investor appetite, continued high interest rate spreads and higher credit enhancements. The continued decline in new issuance resulted in transaction revenue in 2009 representing 41% of total SFG revenue, compared to 50% in 2008. In the U.S., revenue of $142.1 million decreased $42.1 million with the most prevalent declines in the Derivatives, ABS and CMBS sectors. Non-U.S. revenue was $162.8 million and declined $57.7 million from 2008, with 41% of the decrease occurring within EMEA Derivatives. Unfavorable changes in FX translation rates had a $7 million impact on international SFG revenue for the year ended December 31, 2009.

Global FIG revenue of $258.5 million declined $4.5 million from the prior year, with declines in the U.S. being partially offset by modest growth internationally. Transaction revenue declined to 31% of total FIG revenue, compared to 33% in the same period of 2008. In the U.S., 2009 revenue of $107.3 million decreased $10.5 million from 2008, primarily within specialty insurance which reflects continued contraction within the sector. Outside the U.S., revenue was $151.2 million, an increase of 4% from the prior year due primarily to growth in the banking sector in the Canada and Latin America regions. Unfavorable changes in FX translation rates negatively impacted international FIG revenue by approximately $6 million.

Global PPIF revenue was $246.1 million and increased $16.1 million compared to the same period in 2008 with increases in public finance and infrastructure finance being partially offset by declines in U.S. municipal structured products. Revenue generated from new transactions comprised 59% of global PPIF, unchanged from the same period of 2008. In the U.S., PPIF revenue increased $2.6 million compared to 2008 with growth in public finance reflecting higher issuance related to the Build America Bond Program which was implemented in the U.S. as part of the American Recovery and Reinvestment Act of 2009, coupled with higher project and infrastructure revenue. These increases were partially offset by declines in issuance for municipal structured products which reflects declines in bank capacity and a lower market penetration for insured transactions. Outside the U.S., PPIF revenue increased $13.5 million, or 19% over 2008, reflecting growth in infrastructure finance and public finance revenue in EMEA partially offset by declines in project finance in Asia. Excluding the $4 million unfavorable impact of changes in FX translation rates, international revenue grew $17.7 million compared to the same period in 2008.

Operating and SG&A expenses in 2009 increased $44.1 million, reflecting increases in compensation and non-compensation costs of approximately $26 million and $18 million, respectively. The increase in compensation costs compared to 2008 related to higher incentive compensation due to greater achievement against 2009 targeted results being partially offset by cost savings realized from the 2007 and 2009 Restructuring Plans, $6 million of senior executive severance costs included in 2008 and the impact of favorable changes in FX translation rates. The increase in non-compensation costs reflects higher rent and occupancy costs for the Canary Wharf Lease, higher professional services costs which include legal and IT consulting and a higher allowance for uncollectible accounts due to the deterioration of liquidity caused by general economic conditions. Additionally, there was a charge in 2009 for an international VAT matter.

Restructuring expenses reflect costs associated with the 2009 Restructuring Plan as well as adjustments made to previous estimates for the 2007 Restructuring Plan.

Depreciation and amortization of $31.3 million decreased $2.0 million from the prior year and was primarily due to the 2008 accelerated depreciation for the New Jersey office facility closure being partially offset by higher depreciation relating to costs capitalized for ongoing IT systems projects which were placed in service during 2009.

Operating income of $557.2 million was $43.4 million lower than 2008 primarily reflecting the 8% increase in total expenses. Changes in FX translation rates had an immaterial impact on operating income during in 2009.

Moody's Analytics

The table below provides a summary of revenue and operating results, followed by further insight and commentary:

	Year Ended December 31, 2009	Year Ended December 31, 2008	% Change Favorable (Unfavorable)
Revenue:			
Research, data and analytics (RD&A)	$ **413.6**	$ 418.7	(1)%
Risk management software (RMS)	**145.1**	108.8	33%
Professional services	**20.8**	23.2	(10)%
Total	**579.5**	550.7	5%
Expenses:			
Operating and SG&A (including intersegment royalty)	**408.0**	362.2	(13)%
Restructuring	**8.4**	(0.9)	NM
Depreciation and amortization	**32.8**	41.8	22%
Total	**449.2**	403.1	(11)%
Operating income	$ **130.3**	$ 147.6	(12)%

Global MA revenue increased $28.8 million, with all of the growth generated internationally, and included a negative $12 million impact from changes in FX translation. Recurring revenue comprised 89% of total revenue in 2009, slightly lower than the 91% in 2008 reflecting higher RMS license and service revenue which is primarily transaction-based.

In the U.S., revenue of $257.7 million decreased 3%, reflecting declines across all LOB's. International revenue of $321.8 million was $36.2 million higher than in 2008, primarily reflecting strong growth in RMS resulting from the Fermat acquisition in the fourth quarter of 2008.

Global RD&A revenue, which comprises 71% of total MA in 2009, was down slightly compared to 2008 reflecting modestly higher attrition due to contraction among capital markets customers offset by demand for products that support analysis for investment and commercial credit applications. U.S. revenue was $212.5 million, a decrease of $3.7 million from 2008. Internationally, revenue totaled $201.1 million, a decrease of $1.4 million from the prior year.

Global RMS revenue increased $36.3 million compared to 2008, and was primarily due to the Fermat acquisition made in the fourth quarter of 2008. U.S. revenue of $42.1 million was down $1.7 million compared prior year, while international revenue of $103.0 million increased $38.0 million reflecting the aforementioned acquisition made in the fourth quarter of 2008.

Global professional services revenue decreased $2.4 million compared to the prior year primarily reflecting declines in training services in the U.S. and EMEA as companies reduced their spending on these services due to the poor capital markets and economic conditions during 2009.

Operating and SG&A expenses of $408.0 million increased $45.8 million from the prior year, reflecting higher compensation and non-compensation costs. Compensation costs of $229.1 million increased $18.2 million from the prior year and reflected additional headcount from acquisitions made in the fourth quarter of 2008 partially offset by lower incentive compensation resulting from lower achievement against 2009 targeted results compared to achievement against targeted results in the prior year. Non-compensation expenses were $118.9 million, an increase of $31.2 million compared to 2008, primarily due to higher rent and occupancy costs for the Canary Wharf Lease and higher expenses related to acquisitions made in the fourth quarter of 2008. The aforementioned increases for both compensation and non-compensation costs were partially offset by favorable changes in FX translation rates.

Restructuring expenses of $8.4 million reflect severance and contract termination costs associated with the divestiture of non-strategic assets as well as adjustments made to previous estimates for the 2009 and 2007 Restructuring Plans.

Depreciation and amortization expenses decreased $9.0 million from prior year, primarily due to adjustments recorded in 2008 relating to an approximate $11 million impairment of certain software and database intangible assets and a $4.5 million write-off of acquired in-process technology related to the acquisition of Fermat. The absence of these items in 2009 was partially offset by higher amortization of intangible assets during 2009 associated with business acquisitions made in the fourth quarter of 2008.

Operating income of $130.3 million decreased $17.3 million compared to 2008, due to the 11% increase in expenses outpacing the 5% increase in revenue. Excluding restructuring in both years, operating income in 2009 was $138.7 million, a decrease of $8.0 million from the same period in 2008.

Non-GAAP Financial Measures:

In addition to its reported results, Moody's has included in this MD&A certain adjusted results that the SEC defines as "non-GAAP financial measures." Management believes that such non-GAAP financial measures, when read in conjunction with the Company's reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the Company's performance. These non-GAAP financial measures relate to expenses and adjustments made to both the Company's 2007 and 2009 Restructuring Plans and Legacy Tax Matters, further described in Note 10 and Note 17, respectively, to the Company's consolidated financial statements. The table below shows Moody's consolidated results for each of the years ended December 31, 2010, 2009 and 2008, adjusted to exclude the impact of the aforementioned items:

Amounts in millions, except per share amounts	Year Ended December 31,							
	2010				2009			
	As Reported	Restructuring (a)	Legacy Tax (b)	Non-GAAP Financial Measures	As Reported	Restructuring (a)	Legacy Tax (b)	Non-GAAP Financial Measures
Total expenses	$1,259.2	$ (0.1)	$ —	$ 1,259.1	$1,109.7	$ (17.5)	$ —	$ 1,092.2
Operating income	$ 772.8	$ 0.1	$ —	$ 772.9	$ 687.5	$ 17.5	$ —	$ 705.0
Interest (expense) income, net	$ (52.5)	$ —	$ (2.5)	$ (55.0)	$ (33.4)	$ —	$ (6.5)	$ (39.9)
Provision for income taxes	$ 201.0	$ —	$ 2.1	$ 203.1	$ 239.1	$ 6.6	$ 1.7	$ 247.4
Net income attributable to Moody's Corporation	$ 507.8	$ 0.1	$ (4.6)	$ 503.3	$ 402.0	$ 10.9	$ (8.2)	$ 404.7
Earnings per share attributable to Moody's common shareholders								
Basic	$ 2.16	$ —	$(0.02)	$ 2.14	$ 1.70	$ 0.05	$(0.04)	$ 1.71
Diluted	$ 2.15	$ —	$(0.02)	$ 2.13	$ 1.69	$ 0.05	$(0.04)	$ 1.70

Amounts in millions, except per share amounts	Year Ended December 31,			
	2008			
	As Reported	Restructuring (a)	Legacy Tax (b)	Non-GAAP Financial Measures
Total expenses	$1,007.2	$ —	$ —	$ 1,007.2
Operating income	$ 748.2	$ (2.5)	$ —	$ 745.7
Interest (expense) income, net	$ (52.2)	$ —	$ (2.3)	$ (54.5)
Other non-operating income (expense), net	$ 33.8	$ —	$(11.0)	$ 22.8
Provision for income taxes	$ 268.2	$ (0.9)	$ (2.6)	$ 264.7
Net income attributable to Moody's Corporation	$ 457.6	$ (1.6)	$(10.7)	$ 445.3
Earnings per share attributable to Moody's common shareholders				
Basic	$ 1.89	$ (0.01)	$(0.04)	$ 1.84
Diluted	$ 1.87	$ (0.01)	$(0.04)	$ 1.82

(a) To exclude amounts related to the 2009 restructuring charge as well as minor adjustments related to both the 2009 and 2007 restructuring charges. Additionally, includes the tax impacts of the aforementioned adjustments.

(b) To exclude benefits and related tax resulting from the resolution of certain legacy tax matters.

MARKET RISK

Foreign exchange risk:

Moody's maintains operations in 25 countries outside the U.S. In 2010, approximately 45% and 46% of the Company's revenue and expenses, respectively, were in currencies other than the U.S. dollar, principally in the GBP and the euro. As such, the Company is exposed to market risk from changes in FX rates. As of December 31, 2010, approximately 46% of Moody's assets were located outside the United States. making the Company susceptible to fluctuations in FX rates. The effects of translating assets and liabilities of non-U.S. operations with non-U.S. functional currencies to the U.S. dollar are charged or credited to the cumulative translation adjustment account in the consolidated statements of shareholders' equity (deficit).

The effects of revaluing assets and liabilities that are denominated in currencies other than an entity's functional currency are charged to other income/expense in the Company's consolidated statement of operations. Accordingly, the Company enters into foreign exchange forwards to mitigate the change in fair value on certain assets and liabilities denominated in currencies other than an entity's functional currency. If all foreign currencies in the Company's foreign exchange forward portfolio were to devalue 10% compared to the U.S. dollar, there would be an approximate $10 million unfavorable impact to the fair value of the forward contracts. This unfavorable change in fair value of the foreign exchange forward contracts would be offset by favorable FX revaluation gains in future earnings on underlying assets and liabilities denominated in currencies other than an entity's functional currency. Additional information on the Company's forward contracts can be found in Note 5 to the consolidated financial statements located in Item 8 of this Form 10K.

Credit and Interest rate risk:

The Company's interest rate risk management objective is to reduce the funding cost and volatility to the Company and to alter the interest rate exposure to the desired risk profile. Moody's uses interest rate swaps as deemed necessary to assist in accomplishing this objective.

The Company is exposed to interest rate risk as it relates to its floating rate $150 million 2008 Term Loan entered into on May 7, 2008. The Company entered into interest rate swaps with a total notional amount of $150 million to protect against fluctuations in the LIBOR-based variable interest rate. These swaps are adjusted to fair market value based on prevailing interest rates at the end of each reporting period and fluctuations related to unrealized gains and losses are recorded into AOCI, while net interest payments are recorded in interest expense (income), net in the consolidated statements of operations. A hypothetical change of 100bps in the LIBOR would result in an approximate $3 million change to the fair value of these interest rate swaps which would be recognized over the swaps remaining contractual term. Additional information on this interest rate swap is disclosed in Note 5 to the consolidated financial statements located in Item 8 of this Form 10K.

Additionally, the Company is exposed to interest rate risk on its various outstanding fixed rate debt for which the fair value of the outstanding fixed rate debt fluctuates based on changes in interest rates. The Company entered into interest rate swaps with a total notional amount of $300 million in the fourth quarter of 2010 to convert the fixed rate of interest on its $300 million Series 2005-1 Notes to a floating interest rate based on the 3 month LIBOR. These swaps are adjusted to fair market value based on prevailing interest rates at the end of each reporting period and fluctuations are recorded as a reduction or addition to the carrying value of the Series 2005-1 Notes, while net interest payments are recorded as interest expense/income in the Company's consolidated statement of operations. A hypothetical change of 100bps in the LIBOR would result in an approximate $14 million change to the fair value of these interest rate swaps. Additional information on this interest rate swap is disclosed in Note 5 to the consolidated financial statements located in Item 8 of this Form 10K.

Moody's aggregate cash and cash equivalents of $659.6 million at December 31, 2010 consisted of approximately $438 million located outside the U.S. Moody's cash equivalents consist of investments in high-quality investment-grade securities within and outside the U.S. with maturities of three months or less when purchased. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds and issuers of high-grade commercial paper and by limiting the amount it can invest with any single issuer. Short-term investments primarily consist of certificates of deposit and high quality investment-grade corporate bonds in Korea.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

The Company is currently financing its operations, capital expenditures and share repurchases through cash flow from operations and from financing activities. The Company had net repayments on short-term borrowings of $443.6 million during 2010 and issued $496.9 million in long-term debt as more fully discussed below.

The following is a summary of the changes in the Company's cash flows followed by a brief discussion of these changes:

	Year Ended December 31,			Year Ended December 31,		
	2010	**2009**	**$ Change Favorable (unfavorable)**	**2009**	**2008**	**$ Change Favorable (unfavorable)**
Net cash provided by operating activities	**$ 653.3**	$ 643.8	$ 9.5	$ 643.8	$ 539.7	$ 104.1
Net cash used in investing activities	**$ (228.8)**	$ (93.8)	$ (135.0)	$ (93.8)	$ (319.3)	$ 225.5
Net cash used in financing activities	**$ (241.3)**	$ (348.8)	$ 107.5	$ (348.8)	$ (349.8)	$ 1.0

Net cash provided by operating activities

Year ended December 31, 2010 compared to the year ended December 31, 2009:

The $9.5 million increase in net cash flows provided by operating activities resulted from an increase in net income of $106.3 million, which was partially offset by the following:

- A $27.1 million reduction in cash flow related to a non-cash benefit from deferred income taxes primarily related to basis differences on non-U.S. earnings that are permanently reinvested as well as accruals for legal and litigation-related costs;
- A $39.5 million reduction in cash flow due to changes in year-to-date accounts receivable balances from December 31, 2008 to December 31, 2009 compared to the same periods in 2010. The higher accounts receivable balances in 2010 reflect stronger fundamental ratings issuance in the fourth quarter of 2010 as compared to the same period in 2009 as well as timing of billings for certain software maintenance fees within the MA segment;
- An approximate $108 million reduction in cash flows reflecting higher prepaid tax balances in 2010, which are included in other current assets, resulting from higher than anticipated estimated tax payments in excess of required amounts;
- A $51.8 million increase in cash flows from UTBs primarily related to a $51 million payment in 2009 for the settlement of a tax audit for the 2001-2007 tax years;
- An approximate $29 million increase in cash flows reflecting higher incentive compensation accruals as compared to the prior year, which are included in accounts payable and accrued liabilities. This increase reflects greater achievement against targeted results in 2010 compared to achievement against targeted results in the prior year and an accrual for a profit sharing contribution based on the Company's diluted EPS growth over 2009.

Year ended December 31, 2009 compared to the year ended December 31, 2008

The following changes in non-cash and other one-time items impacted cash provided by operating activities in 2009 compared to 2008, relative to net income:

- An $11.0 million decrease in depreciation and amortization expense due primarily to the following items in 2008: an approximate $11 million impairment of certain software and database intangibles within the MA segment, a $4.5 million write-off of acquired in-process technology relating to the Fermat acquisition and approximately $4 million of accelerated depreciation resulting from the closure of the Company's New Jersey office. These decreases were partially offset by higher amortization of intangible assets in 2009 associated with business acquisitions made in the fourth quarter of 2008.
- A $7.8 million non-cash reduction related to the resolution of a Legacy Tax Matter in the second quarter of 2008;
- A $33.8 million increase in deferred income tax expense primarily relating to the settlement of a tax audit for the 2001 – 2007 tax years.

In addition to the non-cash items discussed above and a decrease in net income of $54.5 million, the $104.1 million increase in net cash flows provided by operating activities was also impacted by the following changes in assets and liabilities:

- A $168.8 million increase attributed to a reduction in 2009 payments of accounts payable and accrued liabilities primarily reflecting lower 2008 incentive compensation payouts made in the first quarter of 2009 due to weaker financial performance compared to targets in 2008 compared to 2007 as well as lower accrued taxes resulting primarily from the decrease in pre-tax income;
- A $32.4 million increase relating to the $17.5 million restructuring charge taken in 2009, of which $5 million had not been paid at December 31, 2009, coupled with lower restructuring payments in 2009 compared to 2008 attributable to the 2007 Restructuring Plan;
- A $78.4 million increase due to a reduction in other current assets primarily related to prepaid taxes which were used for 2009 estimated income tax payments;
- An increase in the growth of deferred rent of approximately $15 million due primarily to a free rent period associated with the Canary Wharf lease;
- A $45.4 million decrease from other liabilities primarily reflecting a $17 million payment for interest to settle a tax audit for the 2001-2007 tax years and a $12 million reduction to accrued interest for UTB's;
- A decrease of approximately $33 million due to a refund of a deposit from the IRS in March 2008 in connection with a Legacy Tax Matter;
- A $51.8 million decrease in UTBs primarily related to a payment for the settlement of a tax audit for the 2001-2007 tax years;
- A $41.1 million decrease relating to 5% higher accounts receivable from December 31, 2008 reflecting higher billings related to the gradual improvement in the credit markets during 2009 compared to a 5% decrease in the December 31, 2008 balance compared to the prior year reflecting lower billings in the later part of 2008 compared to 2009.

Net cash used in investing activities

Year ended December 31, 2010 compared to the year ended December 31, 2009:
Net cash used in investing activities in 2010 increased $135.0 million compared to the prior year period and reflected payments made, net of cash acquired, for the acquisition of CSI in the fourth quarter of 2010 of $148.6 million. The $11.7 million reduction in capital expenditures compared to 2009 reflects less costs relating to the build-out the Canary Wharf leased facility in London, England in the current year as the project nears completion partially offset by higher cash outlays relating to the Company's continued investment in IT infrastructure.

Year ended December 31, 2009 compared to the year ended December 31, 2008:
The $225.5 million decrease in net cash used in investing activities was primarily attributed to:

- A $240.5 million decrease in net cash used resulting from the 2008 acquisitions of Fermat, BQuotes, Financial Projections Limited and Enb Consulting.

Net cash used in financing activities

Year ended December 31, 2010 compared to the year ended December 31, 2009:
The $107.5 million decrease in cash used in financing activities was primarily attributed to:

- Proceeds received of $496.9 million relating to the issuance of the 2010 Senior Notes in August 2010;

Partially offset by:

- A $223.6 million increase in treasury shares repurchased. There were no share repurchases in 2009 as the Company instead utilized its operating cash flow to repay outstanding borrowings;
- A $169.6 million increase in net repayments in short-term borrowings under the Company's CP program and revolving credit facility.

Year ended December 31, 2009 compared to the year ended December 31, 2008:
The $1.0 million decrease in net cash flows used in financing activities was primarily attributed to:

- A $592.9 million decrease in treasury shares repurchased in 2009 compared to 2008. The Company did not repurchase any shares during 2009;

Partially offset by:

- Net repayments of $274.0 million on short-term borrowings resulting from the Company utilizing operating cash flow to repay outstanding borrowings in 2009 compared to net borrowings of $166.3 million in 2008;
- A $150.0 million decrease relating to proceeds received in May 2008 from the 2008 Term Loan.

Future Cash Requirements
The Company believes that it has the financial resources needed to meet its cash requirements and expects to have positive operating cash flow for the next twelve months. Cash requirements for periods beyond the next twelve months will depend, among other things, on the Company's profitability and its ability to manage working capital requirements. The Company may also borrow from various sources.

The Company remains committed to using its strong cash flow to create value for shareholders by investing in growing areas of the business, reinvesting in ratings quality initiatives, making selective acquisitions in related businesses, repurchasing stock and paying a dividend, all in a manner consistent with maintaining sufficient liquidity. In December of 2010 the Board of Directors of the Company declared a quarterly dividend of $0.115 per share of Moody's common stock, payable on March 10, 2011 to shareholders of record at the close of business on February 20, 2011. This is an increase from $0.105 per share of Moody's common stock paid in each of the preceding four quarters. The continued payment of dividends at this rate, or at all, is subject to the discretion of the Board. Additionally, the Company intends to repurchase shares at modest levels in 2011 subject to available cash flow and other capital allocation decisions. As of December 31, 2010, Moody's had $1.2 billion of share repurchase authority remaining under its current program, which does not have an established expiration.

During the third quarter of 2010, the Company issued $500 million of 2010 Senior Notes due in September 2020, the proceeds of which were or will be used for general corporate purposes, including the redemption and repayment of short-term or long-term borrowings; working capital needs; capital expenditures; acquisitions of or investments in businesses or assets; and purchases of the Company's common stock under its authorized stock repurchase program. At December 31, 2010, Moody's had $1.2 billion of outstanding debt with $1 billion of additional capacity available. Principal payments on the 2008 Term Loan commenced in September 2010 and will continue through its maturity in accordance with the schedule of payments outlined in the "Indebtedness" section of this MD&A below.

On February 6, 2008, the Company entered into a 17.5 year operating lease agreement to occupy six floors of an office tower located in the Canary Wharf district of London, England. The total base rent of the Canary Wharf Lease over its 17.5-year term is approximately 134 million GBP, and the Company will begin making base rent payments in 2011. In addition to the base rent payments the Company will be obligated to pay certain customary amounts for its share of operating expenses and tax obligations.

On October 20, 2006, the Company entered into an operating lease agreement with 7 World Trade Center, LLC for 589,945 square-feet of an office building located at 7WTC at 250 Greenwich Street, New York, New York, which is serving as Moody's headquarters. The 7WTC Lease has an initial term of approximately 21 years with a total of 20 years of renewal options. The total base rent of the 7WTC Lease over its initial 21-year term is approximately $536 million including rent credits from the World Trade Center Rent Reduction Program promulgated by the Empire State Development Corporation. On March 28, 2007, the 7WTC lease agreement was amended for the Company to lease an additional 78,568 square feet at 7WTC. The additional base rent is approximately $106 million over a 20-year term. The total remaining lease payments as of December 31, 2010, including the aforementioned rent credits, are approximately $558 million, of which approximately $27 million will be paid during the year ended December 31, 2011.

During the year ended December 31, 2011, the Company anticipates making contributions of $13.6 million to its funded pension plan, $8.9 million to its unfunded pension plan and $0.6 million to its other-post retirement plans.

Indebtedness

The following table summarizes total indebtedness:

	December 31,	
	2010	**2009**
2007 Facility	$ —	$ —
Commercial paper, net of unamortized discount of $0.1 million at 2009	—	443.7
Notes payable:		
Series 2005-1 Notes due 2015, net of fair value of interest rate swap of $3.7 million in 2010	**296.3**	300.0
Series 2007-1 Notes due 2017	**300.0**	300.0
2010 Senior Notes, net of unamortized discount of $3.0 million at 2010, due 2020	**497.0**	—
2008 Term Loan, various payments through 2013	**146.3**	150.0
Total Debt	**1,239.6**	1,193.7
Current portion	**(11.3)**	(447.5)
Total long-term debt	**$ 1,228.3**	$ 746.2

2007 Facility

On September 28, 2007, the Company entered into a $1.0 billion five-year senior, unsecured revolving credit facility, expiring in September 2012. The 2007 Facility will serve, in part, to support the Company's CP Program described below. Interest on borrowings is payable at rates that are based on LIBOR plus a premium that can range from 16.0 to 40.0 basis points of the outstanding borrowing amount depending on the Debt/EBITDA ratio. The Company also pays quarterly facility fees, regardless of borrowing activity under the 2007 Facility. The quarterly fees for the 2007 Facility can range from 4.0 to 10.0 basis points per annum of the facility amount, depending on the Company's Debt/EBITDA ratio. The Company also pays a utilization fee of 5.0 basis points on borrowings outstanding when the aggregate amount outstanding exceeds 50% of the total facility. The 2007 Facility contains certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreement. The 2007 Facility also contains financial covenants that, among other things, require the Company to maintain a Debt/EBITDA ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter.

Commercial Paper

On October 3, 2007, the Company entered into a private placement commercial paper program under which the Company may issue CP notes up to a maximum amount of $1.0 billion. Amounts available under the CP Program may be re-borrowed. The CP Program is supported by the Company's 2007 Facility. The maturities of the CP Notes will vary, but may not exceed 397 days from the date of issue. The CP Notes are sold at a discount from par or, alternatively, sold at par and bear interest at rates that will vary based upon market conditions at the time of issuance. The rates of interest will depend on whether the CP Notes will be a fixed or floating rate. The interest on a floating rate may be based on the following: (a) certificate of deposit rate; (b) commercial paper rate; (c) the federal funds rate; (d) the LIBOR; (e) prime rate; (f) Treasury rate; or (g) such other base rate as may be specified in a supplement to the private placement agreement. The weighted average interest rate on CP borrowings outstanding was 0.3% as of December 31, 2009. The CP Program contains certain events of default including, among other things: non-payment of principal, interest or fees; entrance into any form of moratorium; and bankruptcy and insolvency events, subject in certain instances to cure periods.

Notes Payable

On August 19, 2010, the Company issued $500 million aggregate principal amount of senior unsecured notes in a public offering. The 2010 Senior Notes bear interest at a fixed rate of 5.50% and mature on September 1, 2020. Interest on the 2010 Senior Notes will be due semi-annually on September 1 and March 1 of each year, commencing March 1, 2011. The Company may prepay the 2010 Senior Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a Make Whole Amount. Additionally, at the option of the holders of the notes, the Company may be required to purchase all or a portion of the notes upon occurrence of a "Change of Control Triggering Event," as defined in the Indenture, at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. The Indenture contains covenants that limit the ability of the Company and certain of its subsidiaries to, among other things, incur or create liens and enter into sale and leaseback transactions. In addition, the Indenture contains a covenant that limits the ability of the Company to consolidate or merge with another entity or to sell all or substantially all of its assets to another entity. The Indenture contains customary default provisions. In addition, an event of default will occur if the Company or certain of its subsidiaries fail to pay the principal of any indebtedness (as defined in the Indenture) when due at maturity in an aggregate amount of $50 million or more, or a default occurs that results in the acceleration of the maturity of the Company's or certain of its subsidiaries' indebtedness in an aggregate amount of $50 million or more. Upon the occurrence and during the continuation of an event of default under the Indenture, the notes may become immediately due and payable either automatically or by the vote of the holders of more than 25% of the aggregate principal amount of all of the notes then outstanding.

On September 7, 2007, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its 6.06% Series 2007-1 Senior Unsecured Notes due 2017 pursuant to the 2007 Agreement. The Series 2007-1 Notes have a ten-year term and bear interest at an annual rate of 6.06%, payable semi-annually on March 7 and September 7. Under the terms of the 2007 Agreement, the Company may, from time to time within five years, in its sole discretion, issue additional series of senior notes in an aggregate principal amount of up to $500.0 million pursuant to one or more supplements to the 2007 Agreement. The Company may prepay the Series 2007-1 Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a Make Whole Amount. The 2007 Agreement contains covenants that limit the ability of the Company, and certain of its subsidiaries to, among other things: enter into transactions with affiliates, dispose of assets, incur or create liens, enter into any sale-leaseback transactions, or merge with any other corporation or convey, transfer or lease substantially all of its assets. The Company must also not permit its Debt/EBITDA ratio to exceed 4.0 to 1.0 at the end of any fiscal quarter.

On September 30, 2005, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its Series 2005-1 Senior Unsecured Notes due 2015 pursuant to the 2005 Agreement. The Series 2005-1 Notes have a ten-year term and bear interest at an annual rate of 4.98%, payable semi-annually on March 30 and September 30. Proceeds from the sale of the Series 2005-1 Notes were used to refinance $300.0 million aggregate principal amount of the Company's outstanding 7.61% senior notes which matured on September 30, 2005. In the event that Moody's pays all, or part, of the Series 2005-1 Notes in advance of their maturity, such prepayment will be subject to a Make Whole Amount. The Series 2005-1 Notes are subject to certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreements.

2008 Term Loan

On May 7, 2008, Moody's entered into a five-year, $150.0 million senior unsecured term loan with several lenders. Proceeds from the loan were used to pay off a portion of the CP outstanding. Interest on borrowings under the 2008 Term Loan is payable quarterly at rates that are based on LIBOR plus a margin that can range from 125 basis points to 175 basis points depending on the Company's Debt/EBITDA ratio. The outstanding borrowings shall amortize beginning in 2010 in accordance with the schedule of payments set forth in the 2008 Term Loan outlined in the table below.

The 2008 Term Loan contains restrictive covenants that, among other things, restrict the ability of the Company to engage or to permit its subsidiaries to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur, or permit its subsidiaries to incur, liens, in each case, subject to certain exceptions and limitations. The 2008 Term Loan also limits the amount of debt that subsidiaries of the Company may incur. In addition, the 2008 Term Loan contains a financial covenant that requires the Company to maintain a Debt/EBITDA ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter.

The principal payments due on the Company's long-term borrowings for each of the next five years are presented in the table below:

Year Ending December 31,	2008 Term Loan	Series 2005-1 Notes	Total
2011	$ 11.3	$ —	$ 11.3
2012	71.2	—	71.2
2013	63.8	—	63.8
2014	—	—	—
2015	—	300.0	300.0
Total	$ 146.3	$ 300.0	$ 446.3

In the fourth quarter of 2010, the Company entered into interest rate swaps with a total notional amount of $300 million which will convert the fixed rate of interest on the Series 2005-1 Notes to a floating LIBOR-based interest rate. Also, on May 7, 2008, the Company entered into interest rate swaps with a total notional amount of $150 million to protect against fluctuations in the LIBOR-based variable interest rate on the 2008 Term Loan. Both of these interest rate swaps are more fully discussed in Note 5 to the consolidated financial statements.

INTEREST (EXPENSE) INCOME, NET

The following table summarizes the components of interest as presented in the consolidated statements of operations:

	Year Ended December 31,		
	2010	2009	2008
Income	**$ 3.1**	$ 2.5	$ 18.1
Expense on borrowings	**(52.2)**	(45.5)	(60.0)
UTBs and other tax related interest	**(7.7)**	1.6	(13.7)
Legacy Tax (a)	**2.5**	6.5	2.3
Interest capitalized	**1.8**	1.5	1.1
Total	**$ (52.5)**	$ (33.4)	$ (52.2)
Interest paid	**$ 44.0**	$ 46.1	$ 59.5

(a) Represents a reduction of accrued interest related to the favorable resolution of Legacy Tax Matters, further discussed in Note 17 to the consolidated financial statements.

Net interest expense of $33.4 million in 2009 reflects a reduction of approximately $12 million related to tax and tax-related liabilities.

At December 31, 2010, the Company was in compliance with all covenants contained within all of the debt agreements. In addition to the covenants described above, the 2007 Facility, the 2005 Agreement, the 2007 Agreement, the 2010 Senior Notes and the 2008 Term Loan contain cross default provisions whereby default under one of the aforementioned debt instruments could in turn permit lenders under other debt instruments to declare borrowings outstanding under those instruments to be immediately due and payable.

The Company's long-term debt, including the current portion, is recorded at cost except for the Series 2005-1 Notes which are carried at cost net of the fair value of an interest rate swap used to hedge the fair value of the note. The fair value and carrying value of the Company's long-term debt as of December 31, 2010 and 2009 is as follows:

	December 31, 2010		December 31, 2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Series 2005-1 Notes	$ 296.3	$ 310.6	$ 300.0	$ 291.1
Series 2007-1 Notes	300.0	321.3	300.0	298.6
2010 Senior Notes	497.0	492.1	—	—
2008 Term Loan	146.3	146.3	150.0	150.0
Total	$ 1,239.6	$ 1,270.3	$ 750.0	$ 739.7

The fair value of the Company's 2010 Senior Notes is based on quoted market prices. The fair value of the remaining long-term debt, which is not publicly traded, is estimated using discounted cash flows based on prevailing interest rates available to the Company for borrowings with similar maturities.

Management may consider pursuing additional long-term financing when it is appropriate in light of cash requirements for operations, share repurchases and other strategic opportunities, which would result in higher financing costs.

Off-Balance Sheet Arrangements

At December 31, 2010, Moody's did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose or variable interest entities where Moody's is the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, Moody's is not exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such relationships.

Contractual Obligations

The following table presents payments due under the Company's contractual obligations as of December 31, 2010:

		Payments Due by Period			
(in millions)	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**Over 5 Years**
Indebtedness [1]	**$ 1,713.7**	$ 73.8	$ 253.5	$ 412.5	$ 973.9
Operating lease obligations	**864.0**	58.7	122.4	107.2	575.7
Purchase obligations	**100.3**	50.8	44.5	5.0	—
Acquisition costs [2]	**2.5**	—	—	—	2.5
Pension obligations [3]	**86.6**	23.2	6.4	8.5	48.5
Total[4]	**$ 2,767.1**	$ 206.5	$ 426.8	$ 533.2	$ 1,600.6

(1) Reflects principal payments, related interest and applicable fees due on the 2008 Term Loan, the Series 2005-1 Notes, the Series 2007-1 Notes, the 2010 Senior Notes, borrowings under the CP Program and the 2007 Facility, as described in Note 14 to the consolidated financial statements.

(2) Reflects a $2.5 million contingent cash payment related to the November 18, 2010, acquisition of CSI Global Education, Inc. The cash payment is dependent upon the achievement of a certain contractual milestone by January 2016.

(3) Reflects projected benefit payments for the next ten years relating to the Company's U.S. unfunded Post-Retirement Benefit Plans described in Note 11 to the consolidated financial statements

(4) The table above does not include the Company's net long-term tax liabilities of $238.8 million relating to UTP and Legacy Tax Matters, since the expected cash outflow of such amounts by period cannot be reasonably estimated.

2011 OUTLOOK

Moody's outlook for 2011 is based on assumptions about many macroeconomic and capital market factors, including interest rates, corporate profitability and business investment spending, merger and acquisition activity, consumer borrowing and securitization, and the eventual withdrawal of government-sponsored economic stabilization initiatives. There is an important degree of uncertainty surrounding these assumptions and, if actual conditions differ from these assumptions, Moody's results for the year may differ materially from the current outlook. The Company's guidance assumes foreign currency translation at end-of-year exchange rates.

For Moody's overall, the Company expects full-year 2011 revenue to increase in the high-single-digit percent range. Full-year 2011 expenses are expected to increase in the mid- to high-single-digit percent range. Full-year 2011 operating margin is projected between 38% and 40% and the effective tax rate is expected to be approximately 36 percent. Share repurchase is expected to continue at modest levels in 2011 subject to available cash flow and other capital allocation decisions. The Company expects diluted earnings per share for full-year 2011 in the range of $2.12 to $2.22.

For the global MIS business, revenue for full-year 2011 is expected to increase in the mid- to high-single-digit percent range. Within the U.S., MIS revenue is expected to increase in the mid-single-digit percent range, while non-U.S. revenue is expected to increase in the low-double-digit percent range. Corporate finance revenue is projected to increase in the high-single- to low-double-digit percent range. Structured finance revenue is expected to remain about flat. Revenue from financial institutions is expected to grow in the mid-single-digit percent range, while public, project and infrastructure finance revenue is projected to increase in the low-double-digit percent range.

For Moody's Analytics, full-year 2011 revenue is expected to increase in the high-single- to low-double-digit percent range. Revenue growth is expected in the mid-single-digit percent range for research, data and analytics and in the low- to mid-single-digit percent range for risk management software. Professional services revenue is projected to more than double, primarily reflecting additional revenue from the acquisition of CSI Global Education. MA revenue is expected to increase in the high-single-digit percent range in the U.S. and in the low-double-digit percent range outside the U.S.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Adopted:

In June 2009, the FASB issued a new accounting standard related to the consolidation of variable interest entities. This new standard eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This new standard also requires enhanced disclosures regarding an enterprise's involvement in variable interest entities. The Company has adopted this new accounting standard as of January 1, 2010 and the implementation did not impact its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence of selling price ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. The Company has elected to early adopt ASU 2009-13 on a prospective basis for applicable transactions originating or materially modified on or after January 1, 2010. The early adoption of this ASU did not have a material impact on the Company's consolidated financial statements. Further information on the early adoption of this standard is set forth in Note 2 to the condensed consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements". The new standard requires disclosure regarding transfers in and out of Level 1 and Level 2 classifications within the fair value hierarchy as well as requiring further detail of activity within the Level 3 category of the fair value hierarchy. The new standard also requires disclosures regarding the fair value for each class of assets and liabilities, which is a subset of assets or liabilities within a line item in a company's balance sheet. Additionally, the standard will require further disclosures surrounding inputs and valuation techniques used in fair value measurements. The new disclosures and clarifications of existing disclosures set forth in this ASU are effective for interim and annual reporting periods beginning after December 15, 2009, except for the additional disclosures regarding Level 3 fair value measurements, for which the effective date is for fiscal years and interim periods within those years beginning after December 15, 2010. The Company has adopted the provisions of this ASU as of January 1, 2010 for all new disclosure requirements except for the aforementioned requirements regarding Level 3 fair-value measurements, for which the Company will adopt that portion of the ASU on January 1, 2011. The portion of this ASU that was adopted on January 1, 2010 did not have a material impact on the Company's consolidated financial statements. The Company does not expect the implementation of the remaining portion of this ASU to have a material impact on its consolidated financial statements.

Not yet adopted

In December 2010, the FASB issued ASU No. 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations". The objective of this ASU is to address diversity in practice regarding proforma disclosures for revenue and earnings of the acquired entity. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this ASU also expand the supplemental pro forma disclosures under ASC Topic 805 to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this ASU are effective for fiscal years beginning on or after December 15, 2010. The Company will conform to the disclosure requirements set forth in this ASU for any future material business combinations.

CONTINGENCIES

From time to time, Moody's is involved in legal and tax proceedings, governmental investigations, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by MIS. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

Following the events in the U.S. subprime residential mortgage sector and the credit markets more broadly over the last several years, MIS and other credit rating agencies are the subject of intense scrutiny, increased regulation, ongoing investigation, and civil litigation. Legislative, regulatory and enforcement entities around the world are considering additional legislation, regulation and enforcement actions, including with respect to MIS's compliance with newly imposed regulatory standards. Moody's has received subpoenas and inquiries from states attorneys general and other governmental authorities and is responding to such investigations and inquiries.

In addition, the Company is facing litigation from market participants relating to the performance of MIS rated securities. Although Moody's in the normal course experiences such litigation, the volume and cost of defending such litigation has significantly increased in the current economic environment.

On June 27, 2008, the Brockton Contributory Retirement System, a purported shareholder of the Company's securities, filed a purported shareholder derivative complaint on behalf of the Company against its directors and certain senior officers, and the Company as nominal defendant, in the Supreme Court of the State of New York, County of New York. The plaintiff asserts various causes of action relating to the named defendants' oversight of MIS's ratings of RMBS and constant-proportion debt obligations, and their participation in the alleged public dissemination of false and misleading information about MIS's ratings practices and/or a failure to implement internal procedures and controls to prevent the alleged wrongdoing. The plaintiff seeks compensatory damages, restitution, disgorgement of profits and other equitable relief. On July 2, 2008, Thomas R. Flynn, a purported shareholder of the Company's securities, filed a similar purported shareholder derivative complaint on behalf of the Company against its directors and certain senior officers, and the Company as nominal defendant, in the Supreme Court of the State of New York, County of New York, asserting similar claims and seeking the same relief. The cases have been consolidated and plaintiffs filed an amended consolidated complaint in November 2008. The Company removed the consolidated action to the United States District Court for the Southern District of New York in December 2008. In January 2009, the plaintiffs moved to remand the case to the Supreme Court of the State of New York, which the Company opposed. On February 23, 2010, the court issued an opinion remanding the case to the Supreme Court of New York. On October 30, 2008, the Louisiana Municipal Police Employees Retirement System, a purported shareholder of the Company's securities, also filed a shareholder derivative complaint on behalf of the Company against its directors and certain officers, and the Company as a nominal defendant, in the U.S. District Court for the Southern District of New York. This complaint also asserts various causes of action relating to the Company's ratings of RMBS, CDO and constant-proportion debt obligations, and named defendants' participation in the alleged public dissemination of false and misleading information about MIS's ratings practices and/or a failure to implement internal procedures and controls to prevent the alleged wrongdoing. On December 9, 2008, Rena Nadoff, a purported shareholder of the Company, filed a shareholder derivative complaint on behalf of the Company against its directors and its CEO, and the Company as a nominal defendant, in the Supreme Court of the State of New York. The complaint asserts a claim for breach of fiduciary duty in connection with alleged overrating of asset-backed securities and underrating of municipal securities. On October 20, 2009, the Company moved to dismiss or stay the action in favor of related federal litigation. On January 26, 2010, the court entered a stipulation and order, submitted jointly by the parties, staying the Nadoff litigation pending coordination and prosecution of similar claims in the above and below described federal derivative actions. On July 6, 2009, W. A. Sokolowski, a purported shareholder of the Company, filed a purported shareholder derivative complaint on behalf of the Company against its directors and current and former officers, and the Company as a nominal defendant, in the United States District Court for the Southern District of New York. The complaint asserts claims relating to alleged mismanagement of the Company's processes for rating structured finance transactions, alleged insider trading and causing the Company to buy back its own stock at artificially inflated prices.

Two purported class action complaints have been filed by purported purchasers of the Company's securities against the Company and certain of its senior officers, asserting claims under the federal securities laws. The first was filed by Raphael Nach in the U.S. District Court for the Northern District of Illinois on July 19, 2007. The second was filed by Teamsters Local 282 Pension Trust Fund in the U.S. District Court for the Southern District of New York on September 26, 2007. Both actions have been consolidated into a single proceeding entitled In re Moody's Corporation Securities Litigation in the U.S. District Court for the Southern District of New York. On June 27, 2008, a consolidated amended complaint was filed, purportedly on behalf of all purchasers of the Company's securities during the period February 3, 2006 through October 24, 2007. Plaintiffs allege that the defendants issued false and/or misleading statements concerning the Company's business conduct, business prospects, business conditions and financial results relating primarily to MIS's ratings of structured finance products including RMBS, CDO and constant-proportion debt obligations. The plaintiffs seek an unspecified amount of compensatory damages and their reasonable costs and expenses incurred in connection with the case. The Company moved for dismissal of the consolidated amended complaint in September 2008. On February 23, 2009, the court issued an opinion dismissing certain claims and sustaining others.

Moody's Analytics is cooperating with an investigation by the SEC concerning services provided by that unit to certain financial institutions in connection with the valuations used by those institutions with respect to certain financial instruments held by such institutions.

For claims, litigation and proceedings not related to income taxes, where it is both probable that a liability is expected to be incurred and the amount of loss can be reasonably estimated, the Company records liabilities in the consolidated financial statements and periodically adjusts these as appropriate. In other instances, because of uncertainties related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if significant. As additional information becomes available, the Company adjusts its assessments and estimates of such matters accordingly. In view of the inherent difficulty of predicting the outcome of litigation, regulatory, enforcement and similar matters and contingencies, particularly where the claimants seek large or indeterminate damages or where the parties assert novel legal theories or the matters involve a large number of parties, the Company cannot predict what the eventual outcome of the pending matters will be or the timing of any resolution of such matters. The Company also cannot predict the impact (if any) that any such matters may have on how its business is conducted, on its competitive position or on its financial position, results of operations or cash flows. As the process to resolve the pending matters referred to above progresses, management will continue to review the latest information available and assess its ability to predict the outcome of such matters and the effects, if any, on its operations and financial condition. However, in light of the inherent uncertainties involved in these matters, the large or indeterminate damages sought in some of them and the novel theories of law asserted, an estimate of the range of possible losses cannot be made at this time. For income tax matters, the Company employs the prescribed methodology of Topic 740 of the ASC which requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Legacy Tax Matters

Moody's continues to have exposure to potential liabilities arising from Legacy Tax Matters. As of December 31, 2010, Moody's has recorded liabilities for Legacy Tax Matters totaling $59.3 million. This includes liabilities and accrued interest due to New D&B arising from the 2000 Distribution Agreement. It is possible that the ultimate liability for Legacy Tax Matters could be greater than the liabilities recorded by the Company, which could result in additional charges that may be material to Moody's future reported results, financial position and cash flows.

The following summary of the relationships among Moody's, New D&B and their predecessor entities is important in understanding the Company's exposure to the Legacy Tax Matters.

In November 1996, The Dun & Bradstreet Corporation separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation and Cognizant Corporation. In June 1998, The Dun & Bradstreet Corporation separated into two separate public companies: Old D&B and R.H. Donnelley Corporation. During 1998, Cognizant separated into two separate public companies: IMS Health Incorporated and Nielsen Media Research, Inc. In September 2000, Old D&B separated into two separate public companies: New D&B and Moody's.

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business. These initiatives are subject to normal review by tax authorities. Old D&B and its predecessors also entered into a series of agreements covering the sharing of any liabilities for payment of taxes, penalties and interest resulting from unfavorable IRS determinations on certain tax matters, and certain other potential tax liabilities, all as described in such agreements. Further, in connection with the 2000 Distribution and pursuant to the terms of the 2000 Distribution Agreement, New D&B and Moody's have agreed on the financial responsibility for any potential liabilities related to these Legacy Tax Matters.

At the time of the 2000 Distribution, New D&B paid Moody's $55.0 million for 50% of certain anticipated future tax benefits through 2012. In the event that these tax benefits are not claimed or otherwise not realized by New D&B, or there is an IRS audit of New D&B impacting these tax benefits, Moody's would be required to repay to New D&B an amount equal to the discounted value of its share of the related future tax benefits as well as its share of any tax liability incurred by New D&B. As of December 31, 2010, Moody's liability with respect to this matter totaled $57.3 million. In 2008, as part of this matter and due to a statue of limitations expiration, Moody's recorded a reduction of accrued interest expense of $2.3 million ($1.4 million, net of tax) and an increase in other non-operating income of $6.4 million relating to amounts due to New D&B.

In 2005, settlement agreements were executed with the IRS with respect to certain Legacy Tax Matters related to the years 1989-1990 and 1993-1996. With respect to these settlements, Moody's and New D&B believed that IMS Health and NMR did not pay their full share of the liability to the IRS under the terms of the applicable separation agreements between the parties. Moody's and New D&B subsequently paid these amounts to the IRS and commenced arbitration proceedings against IMS Health and NMR to resolve this dispute. This resulted in settlement payments to Moody's of $6.7 million in 2008 ($6.1 million as a reduction of interest expense and $0.6 million as a reduction of selling, general and administrative expense) and $10.8 million ($6.5 million as a reduction of interest expense and $4.3 million as a reduction of tax expense) in 2009. The aforementioned settlement payments resulted in net income benefits of $4 million and $8.2 million in 2008 and 2009, respectively. The Company continues to carry a $2 million liability for this matter.

In 2006, New D&B and Moody's each deposited $39.8 million with the IRS in order to stop the accrual of statutory interest on potential tax deficiencies with respect to the 1997 through 2002 tax years. In 2007, New D&B and Moody's requested a return of that deposit. The IRS applied a portion of our deposit in satisfaction of an assessed deficiency and returned the balance to the Company. Moody's subsequently pursued a refund for a portion of the outstanding amount. In May 2010, the IRS refunded $5.2 million to us for the 1997 tax year, which included interest of approximately $2.5 million resulting in an after-tax benefit of $4.6 million.

Forward-Looking Statements

Certain statements contained in this annual report on Form 10-K are forward-looking statements and are based on future expectations, plans and prospects for the Company's business and operations that involve a number of risks and uncertainties. Such statements involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements. Those statements appear at various places throughout this annual report on Form 10-K, including in the sections entitled "2011 Outlook" and

"Contingencies" under Item 7. "MD&A", commencing on page 28 of this annual report on Form 10-K, under "Legal Proceedings" in Part I, Item 3, of this Form 10-K, and elsewhere in the context of statements containing the words "believe", "expect", "anticipate", "intend", "plan", "will", "predict", "potential", "continue", "strategy", "aspire", "target", "forecast", "project", "estimate", "should", "could", "may" and similar expressions or words and variations thereof relating to the Company's views on future events, trends and contingencies. Stockholders and investors are cautioned not to place undue reliance on these forward- looking statements. The forward-looking statements and other information are made as of the date of this annual report on Form 10-K, and the Company undertakes no obligation (nor does it intend) to publicly supplement, update or revise such statements on a going-forward basis, whether as a result of subsequent developments, changed expectations or otherwise. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company is identifying examples of factors, risks and uncertainties that could cause actual results to differ, perhaps materially, from those indicated by these forward-looking statements. Those factors, risks and uncertainties include, but are not limited to, the current world-wide credit market disruptions and economic slowdown, which is affecting and could continue to affect the volume of debt and other securities issued in domestic and/or global capital markets; other matters that could affect the volume of debt and other securities issued in domestic and/or global capital markets, including credit quality concerns, changes in interest rates and other volatility in the financial markets; the uncertain effectiveness and possible collateral consequences of U.S. and foreign government initiatives to respond to the economic slowdown; concerns in the marketplace affecting our credibility or otherwise affecting market perceptions of the integrity or utility of independent agency ratings; the introduction of competing products or technologies by other companies; pricing pressure from competitors and/or customers; the impact of regulation as a nationally recognized statistical rating organization and the potential for new U.S., state and local legislation and regulations; the potential for increased competition and regulation in foreign jurisdictions; exposure to litigation related to our rating opinions, as well as any other litigation to which the Company may be subject from time to time; the possible loss of key employees; failures or malfunctions of our operations and infrastructure; the outcome of any review by controlling tax authorities of the Company's global tax planning initiatives; the outcome of those Legacy Tax Matters and legal contingencies that relate to the Company, its predecessors and their affiliated companies for which Moody's has assumed portions of the financial responsibility; the ability of the Company to successfully integrate acquired businesses; and a decline in the demand for credit risk management tools by financial institutions. These factors, risks and uncertainties as well as other risks and uncertainties that could cause Moody's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements are described in greater detail under "Risk Factors" in Part I, Item 1A of this annual report on Form 10-K, elsewhere in this Form 10-K and in other filings made by the Company from time to time with the SEC or in materials incorporated herein or therein. Stockholders and investors are cautioned that the occurrence of any of these factors, risks and uncertainties may cause the Company's actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements, which could have a material and adverse effect on the Company's business, results of operations and financial condition. New factors may emerge from time to time, and it is not possible for the Company to predict new factors, nor can the Company assess the potential effect of any new factors on it.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information in response to this Item is set forth under the caption "Market Risk" in Part II, Item 7 on page 46-47 of this annual report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS

Index to Financial Statements

	Page(s)
Management's Report on Internal Control Over Financial Reporting	59
Report of Independent Registered Public Accounting Firm	60
Consolidated Financial Statements:	
Consolidated Statements of Operations	61
Consolidated Balance Sheets as of December 31, 2010 and 2009	62
For the years ended December 31, 2010, 2009 and 2008:	
Consolidated Statements of Cash Flows	63
Consolidated Statements of Shareholders' Equity (Deficit)	64-66
Notes to Consolidated Financial Statements	67-101

Schedules are omitted as not required or inapplicable or because the required information is provided in the consolidated financial statements, including the notes thereto.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Moody's Corporation is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the SEC in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Moody's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Moody's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has undertaken an assessment of the design and operational effectiveness of the Company's internal control over financial reporting as of December 31, 2010 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The COSO framework is based upon five integrated components of control: risk assessment, control activities, control environment, information and communications and ongoing monitoring.

Based on the assessment performed, management has concluded that Moody's maintained effective internal control over financial reporting as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

/s/ LINDA S. HUBER

Linda S. Huber
Executive Vice President and Chief Financial Officer

February 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Moody's Corporation:

We have audited the accompanying consolidated balance sheets of Moody's Corporation (the Company) as of December 31, 2010 and 2009 and the related consolidated statements of operations, cash flows and shareholders' deficit, for each of the years in the three-year period ended December 31, 2010. We also have audited Moody's Corporation's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Moody's Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Moody's Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Moody's Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
New York, New York

February 25, 2011

MOODY'S CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

	Year Ended December 31,		
	2010	**2009**	**2008**
Revenue	**$ 2,032.0**	$ 1,797.2	$ 1,755.4
Expenses			
Operating	**604.8**	532.4	493.3
Selling, general and administrative	**588.0**	495.7	441.3
Restructuring	**0.1**	17.5	(2.5)
Depreciation and amortization	**66.3**	64.1	75.1
Total expenses	**1,259.2**	1,109.7	1,007.2
Operating income	**772.8**	687.5	748.2
Interest income (expense), net	**(52.5)**	(33.4)	(52.2)
Other non-operating income (expense), net	**(5.9)**	(7.9)	33.8
Non-operating income (expense), net	**(58.4)**	(41.3)	(18.4)
Income before provision for income taxes	**714.4**	646.2	729.8
Provision for income taxes	**201.0**	239.1	268.2
Net income	**513.4**	407.1	461.6
Less: Net income attributable to noncontrolling interests	**5.6**	5.1	4.0
Net income attributable to Moody's	**$ 507.8**	$ 402.0	$ 457.6
Earnings per share			
Basic	**$ 2.16**	$ 1.70	$ 1.89
Diluted	**$ 2.15**	$ 1.69	$ 1.87
Weighted average shares outstanding			
Basic	**235.0**	236.1	242.4
Diluted	**236.6**	237.8	245.3

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

	December 31,	
	2010	**2009**
Assets		
Current assets:		
Cash and cash equivalents	**$ 659.6**	$ 473.9
Short-term investments	**12.7**	10.0
Accounts receivable, net of allowances of $33.0 in 2010 and $24.6 in 2009	**497.5**	444.9
Deferred tax assets, net	**45.3**	32.3
Other current assets	**127.9**	51.8
Total current assets	**1,343.0**	1,012.9
Property and equipment, net	**319.3**	293.0
Goodwill	**465.5**	349.2
Intangible assets, net	**168.8**	104.9
Deferred tax assets, net	**187.9**	192.6
Other assets	**55.8**	50.7
Total assets	**$ 2,540.3**	$ 2,003.3
Liabilities and shareholders' deficit		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 414.4**	$ 317.2
Commercial paper	**—**	443.7
Current portion of long-term debt	**11.3**	3.8
Deferred revenue	**508.1**	471.3
Total current liabilities	**933.8**	1,236.0
Non-current portion of deferred revenue	**96.6**	103.8
Long-term debt	**1,228.3**	746.2
Deferred tax liabilities, net	**36.9**	31.4
Unrecognized tax benefits	**180.8**	164.2
Other liabilities	**362.3**	317.8
Total liabilities	**2,838.7**	2,599.4
Commitments and contingencies (Notes 16 and 17)		
Shareholders' deficit:		
Preferred stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	**—**	—
Series common stock, par value $.01 per share; 10,000,000 shares authorized; no shares issued and outstanding	**—**	—
Common stock, par value $.01 per share; 1,000,000,000 shares authorized; 342,902,272 shares issued at December 31, 2010 and 2009	**3.4**	3.4
Capital surplus	**391.5**	391.1
Retained earnings	**3,736.2**	3,329.0
Treasury stock, at cost; 112,116,581 and 106,044,833 shares of common stock at December 31, 2010 and 2009, respectively	**(4,407.3)**	(4,288.5)
Accumulated other comprehensive loss	**(33.4)**	(41.2)
Total Moody's shareholders' deficit	**(309.6)**	(606.2)
Noncontrolling interests	**11.2**	10.1
Total shareholders' deficit	**(298.4)**	(596.1)
Total liabilities and shareholders' deficit	**$ 2,540.3**	$ 2,003.3

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS IN MILLIONS)

	Year Ended December 31,		
	2010	**2009**	**2008**
Cash flows from operating activities			
Net income	**$ 513.4**	$ 407.1	$ 461.6
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	**66.3**	64.1	75.1
Stock-based compensation expense	**56.6**	57.4	63.2
Deferred income taxes	**(10.6)**	16.5	(17.3)
Excess tax benefits from settlement of stock-based compensation awards	**(7.0)**	(5.0)	(7.5)
Legacy Tax Matters	**—**	—	(7.8)
Changes in assets and liabilities:			
Accounts receivable	**(54.4)**	(14.9)	26.2
Other current assets	**(73.5)**	55.3	(23.1)
Other assets	**3.7**	(7.4)	26.0
Accounts payable and accrued liabilities	**83.5**	50.4	(118.4)
Restructuring liability	**(5.2)**	2.6	(29.8)
Deferred revenue	**19.6**	17.9	9.0
Unrecognized tax benefits and other non-current tax liabilities	**30.8**	(21.0)	30.8
Deferred rent	**12.0**	21.1	6.6
Other liabilities	**18.1**	(0.3)	45.1
Net cash provided by operating activities	**653.3**	643.8	539.7
Cash flows from investing activities			
Capital additions	**(79.0)**	(90.7)	(84.4)
Purchases of short-term investments	**(26.2)**	(17.6)	(10.3)
Sales and maturities of short-term investments	**25.0**	15.4	15.9
Cash paid for acquisitions and investment in affiliates, net of cash acquired	**(148.6)**	(0.9)	(241.4)
Insurance recovery	**—**	—	0.9
Net cash used in investing activities	**(228.8)**	(93.8)	(319.3)
Cash flows from financing activities			
Borrowings under revolving credit facilities	**250.0**	2,412.0	4,266.2
Repayments of borrowings under revolving credit facilities	**(250.0)**	(3,025.0)	(3,653.2)
Issuance of commercial paper	**2,232.8**	11,075.5	11,522.7
Repayment of commercial paper	**(2,676.4)**	(10,736.5)	(11,969.4)
Issuance of notes	**496.9**	—	150.0
Repayment of notes	**(3.8)**	—	—
Net proceeds from stock plans	**34.7**	19.8	23.5
Excess tax benefits from settlement of stock-based compensation awards	**7.0**	5.0	7.5
Cost of treasury shares repurchased	**(223.6)**	—	(592.9)
Payment of dividends to MCO shareholders	**(98.6)**	(94.5)	(96.8)
Payment of dividends to noncontrolling interests	**(4.8)**	(3.7)	(5.0)
Payments under capital lease obligations	**(1.2)**	(1.4)	(1.7)
Debt issuance costs and related fees	**(4.3)**	—	(0.7)
Net cash used in financing activities	**(241.3)**	(348.8)	(349.8)
Effect of exchange rate changes on cash and cash equivalents	**2.5**	26.8	(51.0)
Increase (decrease) in cash and cash equivalents	**185.7**	228.0	(180.4)
Cash and cash equivalents, beginning of the period	**473.9**	245.9	426.3
Cash and cash equivalents, end of the period	**$ 659.6**	$ 473.9	$ 245.9

The accompanying notes are an integral part of the consolidated financial statements.

MOODY'S CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

(AMOUNTS IN MILLIONS)

	Shareholders' of Moody's Corporation										Comprehensive income (Loss)		
	Common Stock				Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Moody's Shareholders' Equity (Deficit)	Non-Controlling Interests	Total Shareholders' Equity (Deficit)	Shareholders' of Moody's Corporation	Non-Controlling Interests	Total Comprehensive Income (Loss)
	Shares	Amount	Capital Surplus	Retained Earnings	Shares	Amount							
Balance at December 31, 2007	342.9	$ 3.4	$ 387.9	$2,661.1	(91.5)	$(3,851.6)	$ 15.6	$ (783.6)	$ 11.7	$ (771.9)			
Net Income				457.6				457.6	4.0	461.6	$ 457.6	$ 4.0	$ 461.6
Dividends				(95.5)				(95.5)	(5.0)	(100.5)			
Stock-based compensation			63.5					63.5		63.5			
Shares issued for stock-based compensation plans, net			(59.3)		1.9	82.9		23.6		23.6			
Net tax excess tax benefit upon settlement of stock-based compensation awards			0.6					0.6		0.6			
Treasury shares repurchased					(18.2)	(592.9)		(592.9)		(592.9)			
Currency translation adjustment (net of tax of $12.1 million)							(37.8)	(37.8)	(2.4)	(40.2)	(37.8)	(2.4)	(40.2)
Net actuarial losses and prior service costs (net of tax of $18.0 million)							(26.7)	(26.7)		(26.7)	(26.7)		(26.7)
Amortization and recognition of prior service cost and actuarial losses (net of tax of $0.8 million)							0.9	0.9		0.9	0.9		0.9
Net unrealized loss on cash flow hedges (net of tax of $2.1 million)							(4.1)	(4.1)		(4.1)	(4.1)		(4.1)
Comprehensive income											$ 389.9	$ 1.6	$ 391.5
Balance at December 31, 2008	342.9	$ 3.4	$ 392.7	$3,023.2	(107.8)	$(4,361.6)	$ (52.1)	$ (994.4)	$ 8.3	$ (986.1)			

The accompanying notes are an integral part of the consolidated financial statements.

(Continued on next page)

Consolidated Statements of Shareholders' Equity (Deficit) *(continued)*
(AMOUNTS IN MILLIONS)

	Shareholders' of Moody's Corporation										Comprehensive income (Loss)		
	Common Stock				Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Moody's Shareholders' Equity (Deficit)	Non-Controlling Interests	Total Shareholders' Equity (Deficit)	Shareholders' of Moody's Corporation	Non-Controlling Interests	Total Comprehensive Income (Loss)
	Shares	Amount	Capital Surplus	Retained Earnings	Shares	Amount							
Balance at December 31, 2008	342.9	$ 3.4	$ 392.7	$3,023.2	(107.8)	$(4,361.6)	$ (52.1)	$ (994.4)	$ 8.3	$ (986.1)			
Net Income				402.0				402.0	5.1	407.1	$ 402.0	$ 5.1	$ 407.1
Dividends				(96.2)				(96.2)	(3.7)	(99.9)			
Stock-based compensation			57.9					57.9		57.9			
Shares issued for stock-based compensation plans, net			(53.4)		1.8	73.1		19.7		19.7			
Net tax shortfalls upon settlement of stock-based compensation awards			(6.1)					(6.1)		(6.1)			
Currency translation adjustment, (net of tax of $18.5 million)							22.2	22.2	0.4	22.6	22.2	0.4	22.6
Net actuarial gains and prior service cost, (net of tax of $8.9 million)							(10.4)	(10.4)		(10.4)	(10.4)		(10.4)
Amortization and recognition of prior service cost and actuarial losses, (net of tax of $0.4 million)							0.6	0.6		0.6	0.6		0.6
Net unrealized loss on cash flow hedges (net of tax of $1.5 million)							(1.5)	(1.5)		(1.5)	(1.5)		(1.5)
Comprehensive Income											$ 412.9	$ 5.5	$ 418.4
Balance at December 31, 2009	342.9	$ 3.4	$ 391.1	$3,329.0	(106.0)	$(4,288.5)	$ (41.2)	$ (606.2)	$ 10.1	$ (596.1)			

The accompanying notes are an integral part of the consolidated financial statements.

(Continued on next page)

Consolidated Statements of Shareholders' Equity (Deficit) *(continued)*
(AMOUNTS IN MILLIONS)

	Shareholders' of Moody's Corporation										Comprehensive income (Loss)		
	Common Stock				Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Moody's Shareholders' Equity (Deficit)	Non-Controlling Interests	Total Shareholders' Equity (Deficit)	Shareholders' of Moody's Corporation	Non-Controlling Interests	Total Comprehensive Income (Loss)
	Shares	Amount	Capital Surplus	Retained Earnings	Shares	Amount							
Balance at December 31, 2009	342.9	$ 3.4	$391.1	$3,329.0	(106.0)	$(4,288.5)	$ (41.2)	$ (606.2)	$ 10.1	$ (596.1)			
Net Income				507.8				507.8	5.6	513.4	$ 507.8	$ 5.6	$ 513.4
Dividends				(100.6)				(100.6)	(4.8)	(105.4)			
Stock-based compensation			56.9					56.9		56.9			
Shares issued for stock-based compensation plans, net			(70.2)		2.5	104.8		34.6		34.6			
Net excess tax benefit upon settlement of stock-based compensation awards			13.7					13.7		13.7			
Treasury shares repurchased					(8.6)	(223.6)		(223.6)		(223.6)			
Currency translation adjustment, (net of tax of $11.7 million)							11.5	11.5	0.3	11.8	11.5	0.3	11.8
Net actuarial gains and prior service cost, (net of tax of $5.2 million)							(7.3)	(7.3)		(7.3)	(7.3)		(7.3)
Amortization and recognition of prior service cost and actuarial losses, (net of tax of $2.1 million)							2.9	2.9		2.9	2.9		2.9
Net unrealized gain on cash flow hedges (net of tax of $0.4 million)							0.7	0.7		0.7	0.7		0.7
Comprehensive Income											$ 515.6	$ 5.9	$ 521.5
Balance at December 31, 2010	342.9	$ 3.4	$391.5	$3,736.2	(112.1)	$(4,407.3)	$ (33.4)	$ (309.6)	$ 11.2	$ (298.4)			

The accompanying notes are an integral part of the consolidated financial statements.

(TABULAR DOLLAR AND SHARE AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE 1 DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Moody's is a provider of (i) credit ratings, (ii) credit and economic related research, data and analytical tools, (iii) risk management software and (iv) quantitative credit risk measures, credit portfolio management solutions, training, and financial credentialing and certification services. In 2007 and prior years, Moody's operated in two reportable segments: Moody's Investors Service and Moody's KMV. Beginning in January 2008, Moody's segments were changed to reflect the Reorganization announced in August 2007 and Moody's now reports in two reportable segments: MIS and MA. As a result of the Reorganization, the rating agency remains in the MIS operating segment and several ratings business lines have been realigned. All of Moody's other non-rating commercial activities are included within the Moody's Analytics segment. The MIS segment publishes credit ratings on a wide range of debt obligations and the entities that issue such obligations in markets worldwide. Revenue is derived from the originators and issuers of such transactions who use MIS's ratings to support the distribution of their debt issues to investors. The MA segment develops a wide range of products and services that support the credit risk management activities of institutional participants in global financial markets. These offerings include quantitative credit risk scores, credit processing software, economic research, analytical models, financial data, and specialized advisory, training, financial credentialing and certification services. MA also distributes investor-oriented research and data developed by MIS as part of its rating process, including in-depth research on major debt issuers, industry studies, and commentary on topical events.

The Company operated as part of Old D&B until September 30, 2000, when Old D&B separated into two publicly traded companies – Moody's Corporation and New D&B. At that time, Old D&B distributed to its shareholders shares of New D&B stock. New D&B comprised the business of Old D&B's Dun & Bradstreet operating company. The remaining business of Old D&B consisted solely of the business of providing ratings and related research and credit risk management services and was renamed Moody's Corporation. For purposes of governing certain ongoing relationships between the Company and New D&B after the 2000 Distribution and to provide for an orderly transition, the Company and New D&B entered into various agreements including a distribution agreement, tax allocation agreement and employee benefits agreement.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include those of Moody's Corporation and its majority- and wholly-owned subsidiaries. The effects of all intercompany transactions have been eliminated. Investments in companies for which the Company has significant influence over operating and financial policies but not a controlling interest are accounted for on an equity basis.

The Company applies the guidelines set forth in Topic 810 of the ASC in assessing its interests in variable interest entities to decide whether to consolidate that entity. The Company has reviewed the potential variable interest entities and determined that there are no consolidation requirements under Topic 810 of the ASC.

Cash and Cash Equivalents

Cash equivalents principally consist of investments in money market mutual funds and high-grade commercial paper with maturities of three months or less when purchased. Interest income on cash and cash equivalents and short-term investments was $3.1 million, $2.5 million and $12.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Expenditures for maintenance and repairs that do not extend the economic useful life of the related assets are charged to expense as incurred.

Research and Development Costs

All research and development costs are expensed as incurred. These costs primarily reflect the development of credit processing software and quantitative credit risk assessment products sold by the MA segment. These costs also reflect expenses for new quantitative research and business ideas that potentially warrant near-term investment within MIS or MA which could potentially result in commercial opportunities for the Company.

Research and development costs were $20.3 million, $14.3 million and $13.2 million for the years ended December 31, 2010, 2009 and 2008, respectively, and are included in operating expenses within the Company's consolidated statements of operations. These costs generally consist of professional services provided by third parties and compensation costs of employees.

Costs for internally developed computer software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs primarily relate to the development or enhancement of credit processing software and quantitative credit risk assessment products sold by the MA segment that will be licensed to customers and generally consist of professional services provided by third parties and compensation costs of employees that develop the software. Judgment is required in determining when technological feasibility of a product is established and the Company believes that technological feasibility for its software products is reached after all high-risk development issues have been resolved through coding and testing. Generally, this occurs shortly before the products are released to customers. Accordingly, costs for internally developed computer software that will be sold, leased or otherwise marketed that were eligible for capitalization under Topic 985 of the ASC as well as the related amortization expense related to such costs were immaterial for the years ended December 31, 2010, 2009 and 2008.

Computer Software Developed or Obtained for Internal Use

The Company capitalizes costs related to software developed or obtained for internal use. These assets, included in property and equipment in the consolidated balance sheets, relate to the Company's accounting, product delivery and other systems. Such costs generally consist of direct costs of third-party license fees, professional services provided by third parties and employee compensation, in each case incurred either during the application development stage or in connection with upgrades and enhancements that increase functionality. Such costs are depreciated over their estimated useful lives on a straight-line basis. Costs incurred during the preliminary project stage of development as well as maintenance costs are expensed as incurred.

Long-Lived Assets, Including Goodwill and Other Acquired Intangible Assets

Goodwill is tested for impairment, at the reporting unit level, annually on November 30th or more frequently if events or circumstances indicate the assets may be impaired, in accordance with the provisions of ASC Topic 350. If the estimated fair value, which is based on a discounted cash flow methodology, is less than its carrying amount, the Company would proceed to step two of the impairment test as prescribed by Topic 350 of the ASC. Under step two, the estimated fair value of the reporting units would be allocated to the assets and liabilities of the reporting unit to derive the implied fair value of the goodwill. If the implied fair value of the goodwill determined under step two of the impairment test is less than its carrying amount, an impairment charge would be recognized for the difference. The discounted cash flow methodology used to value the reporting units is based on the present value of the cash flows that the Company expects the reporting unit to generate in the future. The significant estimates used to derive the present value of the cash flows include the reporting units WACC and future growth rates.

Finite-lived intangible assets and other long-lived assets are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted future cash flows are lower than the carrying amount of the related asset, a loss is recognized for the difference between the carrying amount and the estimated fair value of the asset.

Rent Expense

The Company records rent expense on a straight-line basis over the life of the lease. In cases where there is a free rent period or future fixed rent escalations the Company will record a deferred rent liability. Additionally, the receipt of any lease incentives will be recorded as a deferred rent liability which will be amortized over the lease term as a reduction of rent expense.

Stock-Based Compensation

The Company records compensation expense for all share-based payment award transactions granted to employees based on the fair value of the equity instrument at the time of grant. This includes shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. The Company has also established a pool of additional paid-in capital related to the tax effects of employee share-based compensation ("APIC Pool"), which is available to absorb any recognized tax deficiencies.

Derivative Instruments and Hedging Activities

Based on the Company's risk management policy, from time to time the Company may use derivative financial instruments to reduce exposure to changes in foreign exchange rates and interest rates. The Company does not enter into derivative financial instruments for speculative purposes. All derivative financial instruments are recorded on the balance sheet at their respective fair values. The changes in the value of derivatives that qualify as fair value hedges are recorded currently into earnings. Changes in the derivative's fair value that qualify as cash flow hedges are recorded as other comprehensive income or loss, to the extent the hedge is effective, and such amounts are reclassified to earnings in the same period or periods during which the hedged transaction affects income.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or the services have been provided and accepted by the customer when applicable, fees are determinable and the collection of resulting receivables is considered probable.

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration based on the relative selling price of each deliverable. The Company has elected to early adopt ASU 2009-13 on a prospective basis for applicable transactions originating or materially modified on or after January 1, 2010. If applied in the same manner to the year ended December 31, 2009, ASU 2009-13 would not have had a material impact on net revenue reported for both its MIS and MA segments in terms of the timing and pattern of revenue recognition. The adoption of ASU 2009-13 did not have a significant effect on the Company's net revenue in the period of adoption and is also not expected to have a significant effect on the Company's net revenue in periods after the initial adoption when applied to multiple element arrangements based on the currently anticipated business volume and pricing.

For 2010 and future periods, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple deliverables, the Company allocates revenue to each deliverable based on its relative selling price which is determined based on its vendor specific objective evidence if available, third party evidence if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available.

The Company's products and services will generally continue to qualify as separate units of accounting under ASU 2009-13. The Company evaluates each deliverable in an arrangement to determine whether it represents a separate unit of accounting. A deliverable constitutes a separate unit of accounting when it has stand-alone value to the customers and if the arrangement includes a customer refund or return right relative to the delivered item, the delivery and performance of the undelivered item is considered probable and substantially in the Company's control. In instances where the aforementioned criteria are not met, the deliverable is combined with the undelivered items and revenue recognition is determined as one single unit.

The Company determines whether its selling price in a multi-element transaction meets the VSOE criteria by using the price charged for a deliverable when sold separately. In instances where the Company is not able to establish VSOE for all deliverables in a multiple element arrangement, which may be due to the Company infrequently selling each element separately, not selling products within a reasonably narrow price range, or only having a limited sales history, the Company attempts to establish TPE for deliverables. The Company determines whether TPE exists by evaluating largely similar and interchangeable competitor products or services in stand-alone sales to similarly situated customers. However, due to the difficulty in obtaining third party pricing, possible differences in the Company's market strategy from that of its peers and the potential that products and services offered by the Company may contain a significant level of differentiation and/or customization such that the comparable pricing of products with similar functionality cannot be obtained, the Company generally is unable to reliably determine TPE. Based on the selling price hierarchy established by ASU 2009-13, when the Company is unable to establish selling price using VSOE or TPE, the Company will establish an ESP. ESP is the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company establishes its best estimate of ESP considering internal factors relevant to its pricing practices such as costs and margin objectives, standalone sales prices of similar products, percentage of the fee charged for a primary product or service relative to a related product or service, and customer segment and geography. Additional consideration is also given to market conditions such as competitor pricing strategies and market trend. The Company reviews its determination of VSOE, TPE and ESP on an annual basis or more frequently as needed.

In the MIS segment, revenue attributed to initial ratings of issued securities is recognized when the rating is issued. Revenue attributed to monitoring of issuers or issued securities is recognized ratably over the period in which the monitoring is performed, generally one year. In the case of commercial mortgage-backed securities, derivatives, international residential mortgage-backed and asset-backed securities, issuers can elect to pay the monitoring fees upfront. These fees are deferred and recognized over the future monitoring periods based on the expected lives of the rated securities, which ranged from two to 51 years at December 31, 2010. At December 31, 2010, 2009 and 2008, deferred revenue related to these securities was approximately $76 million, $78 million and $82 million, respectively.

Multiple element revenue arrangements in the MIS segment are generally comprised of an initial rating and the related monitoring service. Beginning January 1, 2010, in instances where monitoring fees are not charged for the first year monitoring effort, fees are allocated to the initial rating and monitoring services based on the relative selling price of each service to the total arrangement fees. The Company generally uses ESP in determining the selling price for its initial ratings as the Company rarely sells initial ratings separately without providing related monitoring services and thus is unable to establish VSOE or TPE for initial ratings. Prior to January 1, 2010 and pursuant to the previous accounting standards, for these types of arrangements the initial rating fee was first allocated to the monitoring service determined based on the estimated fair market value of monitoring services, with the residual amount allocated to the initial rating. Under ASU 2009-13 this practice can no longer be used for non-software deliverables upon the adoption of ASU 2009-13.

MIS estimates revenue for ratings of commercial paper for which, in addition to a fixed annual monitoring fee, issuers are billed quarterly based on amounts outstanding. Revenue is accrued each quarter based on estimated amounts outstanding and is billed when actual data is available. The estimate is determined based on the issuers' most recent reported quarterly data. At December 31, 2010,

2009 and 2008, accounts receivable included approximately $25 million, $27 million and $34 million, respectively, related to accrued commercial paper revenue. Historically, MIS has not had material differences between the estimated revenue and the actual billings.

In the MA segment, products and services offered by the Company include software licenses and related maintenance, subscriptions, and professional services. Revenue from subscription based products, such as research and data subscriptions and certain software-based credit risk management subscription products, is recognized ratably over the related subscription period, which is principally one year. Revenue from sale of perpetual licenses of credit processing software is generally recognized at the time the product master or first copy is delivered or transferred to and accepted by the customer. Software maintenance revenue is recognized ratably over the annual maintenance period. Revenue from services rendered within the professional services line of business is generally recognized as the services are performed. If uncertainty exists regarding customer acceptance of the product or service, revenue is not recognized until acceptance occurs.

Products and services offered within the MA segment are sold either stand-alone or together in various combinations. In instances where a multiple element arrangement includes software and non-software deliverables, revenue is allocated to the non-software deliverables and to the software deliverables, as a group, using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. Revenue is recognized for each element based upon the conditions for revenue recognition noted above.

If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is allocated to each software deliverable using VSOE. In the instances where the Company is not able to determine VSOE for all of the deliverables of an arrangement, the Company allocates the revenue to the undelivered elements equal to its VSOE and the residual revenue to the delivered elements. If the Company is unable to determine VSOE for an undelivered element, the Company defers all revenue allocated to the software deliverables until the Company has delivered all of the elements or when VSOE has been determined for the undelivered elements.

Prior to January 1, 2010 and pursuant to the previous accounting standards, the Company allocated revenue in a multiple element arrangement to each deliverable based on its relative fair value, or for software elements, based on VSOE. If the fair value was not available for an undelivered element, the revenue for the entire arrangement was deferred.

Accounts Receivable Allowances

Moody's records an allowance for estimated future adjustments to customer billings as a reduction of revenue, based on historical experience and current conditions. Such amounts are reflected as additions to the accounts receivable allowance. Additionally, estimates of uncollectible accounts are recorded as bad debt expense and are reflected as additions to the accounts receivable allowance. Billing adjustments and uncollectible account write-offs are recorded against the allowance. Moody's evaluates its accounts receivable allowance by reviewing and assessing historical collection and adjustment experience and the current status of customer accounts. Moody's also considers the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances. Based on its analysis, Moody's adjusts its allowance as considered appropriate in the circumstances.

Operating Expenses

Operating expenses are charged to income as incurred. These expenses include costs associated with the development and production of the Company's products and services and their delivery to customers. These expenses principally include employee compensation and benefits and travel costs that are incurred in connection with these activities.

Restructuring

The Company's restructuring accounting follows the provisions of: Topic 712 of the ASC for severance relating to employee terminations, Topic 715 of the ASC for pension settlements and curtailments, and Topic 420 of the ASC for contract termination costs and other exit activities.

Selling, General and Administrative Expenses

SG&A expenses are charged to income as incurred. These expenses include such items as compensation and benefits for corporate officers and staff and compensation and other expenses related to sales of products. They also include items such as office rent, business insurance, professional fees and gains and losses from sales and disposals of assets.

Foreign Currency Translation

For all operations outside the U.S. where the Company has designated the local currency as the functional currency, assets and liabilities are translated into U.S. dollars using end of year exchange rates, and revenue and expenses are translated using average exchange rates for the year. For these foreign operations, currency translation adjustments are accumulated in a separate component of shareholders' equity.

Comprehensive Income

Comprehensive income represents the change in net assets of a business enterprise during a period due to transactions and other events and circumstances from non-owner sources including foreign currency translation impacts, net actuarial losses and net prior service costs related to pension and other post-retirement plans and impacts related to derivative instruments designated as cash flow hedges. Accumulated other comprehensive (loss) income is primarily comprised of:

	December 31,	
(in millions)	2010	2009
Currency translation adjustments, net of tax	**$ 23.6**	$ 12.1
Net actuarial losses and net prior service costs related to Post-Retirement Plans, net of tax	**(51.4)**	(47.0)
Realized and unrealized losses on cash flow hedges, net of tax	**(5.6)**	(6.3)
Total accumulated other comprehensive loss	**$(33.4)**	$(41.2)

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with Topic 740 of the ASC. Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

The Company classifies interest related to unrecognized tax benefits in interest expense in its consolidated statements of operations. Penalties, if incurred, would be recognized in other non-operating expenses. For UTPs the Company first determines whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

For certain of its non-U.S. subsidiaries, the Company has deemed a portion of its undistributed earnings relating to these subsidiaries to be indefinitely reinvested within its foreign operations. Accordingly, the Company has not provided deferred income taxes on these indefinitely reinvested earnings. It is not practicable to determine the amount of deferred taxes that might be required to be provided if such earnings were distributed in the future, due to complexities in the tax laws and in the hypothetical calculations that would have to be made.

Fair Value of Financial Instruments

The Company's financial instruments include cash, cash equivalents, trade receivables, payables and short-term borrowings, all of which are short-term in nature and, accordingly, approximate fair value. Additionally, the Company invests in short-term investments that are carried at cost, which approximates fair value due to their short-term maturities. The Company also has long-term debt which is described in detail in Note 14. Also, the Company uses derivative instruments, as further described in Note 5, to manage certain financial exposures that occur in the normal course of business. These derivative instruments are carried at fair value on the Company's consolidated balance sheets.

Fair value is defined by the ASC as the price that would be received from selling an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. The determination of this fair value is based on the principal or most advantageous market in which the Company could commence transactions and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. Also, determination of fair value assumes that market participants will consider the highest and best use of the asset.

The ASC establishes a fair value hierarchy whereby the inputs contained in valuation techniques used to measure fair value are categorized into three broad levels as follows:

Level 1: quoted market prices in active markets that the reporting entity has the ability to access at the date of the fair value measurement;

Level 2: inputs other than quoted market prices described in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

Refer to Note 5 and Note 11 for specific valuation methodologies related to the Company's derivative instruments and pension assets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk principally consist of cash and cash equivalents, short-term investments and trade receivables.

Cash equivalents consist of investments in high quality investment-grade securities within and outside the U.S. The Company manages its credit risk exposure by allocating its cash equivalents among various money market mutual funds and issuers of high-grade commercial paper. Short-term investments primarily consist of certificates of deposit and high-grade corporate bonds in Korea as of December 31, 2010 and 2009. The Company manages its credit risk exposure on cash equivalents and short-term investments by limiting the amount it can invest with any single issuer. No customer accounted for 10% or more of accounts receivable at December 31, 2010 or 2009.

Earnings per Share of Common Stock

Basic EPS is calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted EPS is calculated giving effect to all potentially dilutive common shares, assuming that such shares were outstanding during the reporting period.

Pension and Other Post-Retirement Benefits

Moody's maintains various noncontributory DBPPs as well as other contributory and noncontributory retirement and post-retirement plans. The expense and assets/liabilities that the Company reports for its pension and other post-retirement benefits are dependent on many assumptions concerning the outcome of future events and circumstances. These assumptions represent the Company's best estimates and may vary by plan. The differences between the assumptions for the expected long-term rate of return on plan assets and actual experience is spread over a five-year period to the market related value of plan assets which is used in determining the expected return on assets component of annual pension expense. All other actuarial gains and losses are generally deferred and amortized over the estimated average future working life of active plan participants.

The Company recognizes, as an asset or liability in its statement of financial position, the funded status of its defined benefit post-retirement plans, measured on a plan-by-plan basis. Changes in the funded status are recorded as part of other comprehensive income during the period the changes occur.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Estimates are used for, but not limited to, revenue recognition, accounts receivable allowances, income taxes, contingencies, valuation of long-lived and intangible assets, goodwill, pension and other post-retirement benefits, stock-based compensation, and depreciation and amortization rates for property and equipment and computer software.

The financial market volatility and poor economic conditions beginning in the third quarter of 2007 and continuing into 2010, both in the U.S. and in many other countries where the Company operates, have impacted and will continue to impact Moody's business. If such conditions were to recur they could have a material impact to the Company's significant accounting estimates discussed above, in particular those around accounts receivable allowances, valuations of investments in affiliates, goodwill and other acquired intangible assets, and pension and other post-retirement benefits.

Recently Issued Accounting Pronouncements

Adopted:

In June 2009, the FASB issued a new accounting standard related to the consolidation of variable interest entities. This new standard eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires ongoing qualitative reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This new standard also requires enhanced disclosures regarding an enterprise's involvement in variable interest entities. The Company has adopted this new accounting standard as of January 1, 2010 and the implementation did not impact its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence of selling price if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available. The Company has elected to early adopt ASU 2009-13 on a prospective basis for applicable transactions originating or materially modified on or after January 1, 2010. The early adoption of this ASU did not have a material impact on the Company's consolidated financial statements. Further information on the early adoption of this standard is set forth in this note above, under "Revenue Recognition".

In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements". The new standard requires disclosure regarding transfers in and out of Level 1 and Level 2 classifications within the fair value hierarchy as well as requiring further detail of activity within the Level 3 category of the fair value hierarchy. The new standard also requires disclosures regarding the fair value for each class of assets and liabilities, which is a subset of assets or liabilities within a line item in a company's balance sheet. Additionally, the standard will require further disclosures surrounding inputs and valuation techniques used in fair value measurements. The new disclosures and clarifications of existing disclosures set forth in this ASU are effective for interim and annual reporting periods beginning after December 15, 2009, except for the additional disclosures regarding Level 3 fair value measurements, for which the effective date is for fiscal years and interim periods within those years beginning after December 15, 2010. The Company has adopted the provisions of this ASU as of January 1, 2010 for all new disclosure requirements except for the aforementioned requirements regarding Level 3 fair-value measurements, for which the Company will adopt that portion of the ASU on January 1, 2011. The portion of this ASU that was adopted on January 1, 2010 did not have a material impact on the Company's consolidated financial statements. The Company does not expect the implementation of the remaining portion of this ASU to have a material impact on its consolidated financial statements.

Not yet adopted

In December 2010, the FASB issued ASU No. 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations". The objective of this ASU is to address diversity in practice regarding proforma disclosures for revenue and earnings of the acquired entity. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this ASU also expand the supplemental pro forma disclosures under ASC Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this ASU are effective for fiscal years beginning on or after December 15, 2010. The Company will conform to the disclosure requirements set forth in this ASU for any future material business combinations.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

NOTE 3 RECONCILIATION OF WEIGHTED AVERAGE SHARES OUTSTANDING

Below is a reconciliation of basic to diluted shares outstanding:

	Year Ended December 31,		
	2010	**2009**	**2008**
Basic	**235.0**	236.1	242.4
Dilutive effect of shares issuable under stock-based compensation plans	**1.6**	1.7	2.9
Diluted	**236.6**	237.8	245.3
Antidilutive options to purchase common shares and restricted stock excluded from the table above	**15.5**	15.6	11.3

The calculation of diluted EPS requires certain assumptions regarding the use of both cash proceeds and assumed proceeds that would be received upon the exercise of stock options and vesting of restricted stock outstanding as of December 31, 2010, 2009 and 2008. These assumed proceeds include Excess Tax Benefits and any unrecognized compensation on the awards.

NOTE 4 SHORT-TERM INVESTMENTS

Short-term investments are securities with maturities greater than 90 days at the time of purchase that are available for use in the Company's operations in the next twelve months. The short-term investments, primarily consisting of certificates of deposit, are classified as held-to-maturity and therefore are carried at cost. The remaining contractual maturities of the short-term investments were one to six months and one to three months as of December 31, 2010 and 2009, respectively. Interest and dividends are recorded into income when earned.

NOTE 5 DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to global market risks, including risks from changes in FX rates and changes in interest rates. Accordingly, the Company uses derivatives in certain instances to manage the aforementioned financial exposures that occur in the normal course of business. The Company does not hold or issue derivatives for speculative purposes.

In the fourth quarter of 2010, the Company entered into interest rate swaps with a total notional amount of $300 million to convert the fixed interest rate on the Series 2005-1 Notes to a floating interest rate based on the 3-month LIBOR. The purpose of this hedge was to mitigate the risk associated with changes in the fair value of the Series 2005-1 Notes, thus the Company has designated these swaps as fair value hedges. As a result, the fair value of the swaps and changes in the fair value of the underlying debt are reported in other liabilities and as a reduction of the carrying amount of the Series 2005-1 Notes, respectively, at December 31, 2010. The changes in the fair value of the hedges and the underlying hedged item generally offset and the net cash settlements on the swaps are recorded each period within interest income (expense), net in the Company's consolidated statement of operations. The net interest income recognized in interest income (expense), net on these swaps was immaterial in 2010.

In May 2008, the Company entered into interest rate swaps with a total notional amount of $150.0 million to protect against fluctuations in the LIBOR-based variable interest rate on the 2008 Term Loan, further described in Note 14. These interest rate swaps are designated as cash flow hedges.

The Company also enters into foreign exchange forwards to mitigate the change in fair value on certain assets and liabilities denominated in currencies other than an entity's functional currency. These forward contracts are not designated as hedging instruments under the applicable sections of Topic 815 of the ASC. Accordingly, changes in the fair value of these contracts are recognized immediately in other non-operating (expense) income, net in the Company's consolidated statements of operations along with the FX gain or loss recognized on the assets and liabilities denominated in a currency other than the entity's functional currency. The notional principal of foreign exchange forwards to purchase U.S. dollars with foreign currencies was approximately $17 million at December 31, 2010. The notional principal of foreign exchange forwards to sell U.S. dollars for foreign currencies was approximately $96 million at December 31, 2010 and approximately $66 million at December 31, 2009. The notional principal amounts of foreign exchange forwards to purchase euros with other foreign currencies was approximately 11 million euros at December 31, 2010 and approximately 10 million euros at December 31, 2009. The net gains (losses) on these instruments recognized in other non-operating income (expense), net in the Company's consolidated statements of operations was $(3.0) million and $3.0 million in 2010 and 2009, respectively.

The Company engaged in hedging activities to protect against FX risks from forecasted billings and related revenue denominated in the euro and the GBP. FX options and forward exchange contracts were utilized to hedge exposures related to changes in FX rates. As of December 31, 2010, all FX options and forward exchange contracts have matured. The hedging program mainly utilized FX options. The FX options and forward exchange contracts were designated as cash flow hedges.

The following table summarizes the notional amounts of the Company's outstanding FX options:

	December 31,	
	2010	2009
Notional amount of Currency Pair:		
GBP/USD	£ —	£ 5.0
EUR/USD	€ —	€ 9.9
EUR/GBP	€ —	€21.0

The tables below show the classification between assets and liabilities on the Company's consolidated balance sheets of the fair value of derivative instruments as well as information on gains/(losses) on those instruments:

	Fair Value of Derivative Instruments			
	Asset		Liability	
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Derivatives designated as accounting hedges:				
FX options	$ —	$ 1.2	$ —	$ —
Interest rate swaps	—	—	12.2	7.6
Total derivatives designated as accounting hedges	—	1.2	12.2	7.6
Derivatives not designated as accounting hedges:				
FX forwards on certain assets and liabilities	2.0	0.3	0.7	1.0
Total	$ 2.0	$ 1.5	$ 12.9	$ 8.6

The fair value of the interest rate swaps is included in other liabilities in the consolidated balance sheets at December 31, 2010 and December 31, 2009. The fair value of the FX forwards is included in other current assets and accounts payable and accrued liabilities, respectively, in the consolidated balance sheets at December 31, 2010 and 2009. All of the above derivative instruments are valued using Level 2 inputs as defined in Topic 820 of the ASC as more fully discussed in Note 2. In determining the fair value of the derivative contracts in the table above, the Company utilizes industry standard valuation models when active market quotes are not available. Where applicable, these models project future cash flows and discount the future amounts to a present value using spot rates, forward points, currency volatilities, interest rates as well as the risk of non-performance of the Company and the counterparties with whom it has derivative contracts. The Company has established strict counterparty credit guidelines and only enters into transactions with financial institutions that adhere to these guidelines. Accordingly, the risk of counterparty default is deemed to be minimal.

Derivatives in Cash Flow Hedging Relationships	Amount of Gain/(Loss) Recognized in AOCI on Derivative (Effective Portion)		Location of Gain/(Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain/(Loss) Reclassified from AOCI into Income (Effective Portion)		Location of Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,	
	2010	2009		2010	2009		2010	2009
FX options	**$ —**	$(1.5)	Revenue	**$(1.0)**	$ 2.0	Revenue	**$ —**	$(0.1)
Interest rate swaps	**(3.1)**	(0.7)	Interest expense	**(2.8)**	(2.6)	N/A	**—**	—
Total	**$(3.1)**	$(2.2)		**$(3.8)**	$(0.6)		**$ —**	$(0.1)

All gains and losses on derivatives designated as cash flow hedges for accounting purposes are initially recognized through AOCI. Realized gains and losses reported in AOCI are reclassified into earnings (into revenue for the FX options and into Interest income (expense), net for the interest rate swaps) as the underlying transaction is recognized. The existing realized losses as of December 31, 2010 expected to be reclassified to earnings in the next twelve months is immaterial.

The cumulative amount of unrecognized hedge losses recorded in AOCI is as follows:

	Unrecognized Losses, net of tax	
	December 31, 2010	December 31, 2009
FX options	**$ (0.2)**	$ (1.2)
Interest rate swaps	**(5.4)**	(5.1)
Total	**$ (5.6)**	$ (6.3)

NOTE 6 PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of:

	December 31,	
	2010	2009
Office and computer equipment (3 – 20 year estimated useful life)	**$ 92.2**	$ 99.2
Office furniture and fixtures (5 – 10 year estimated useful life)	**40.2**	37.4
Internal-use computer software (3 – 8 year estimated useful life)	**199.1**	145.9
Leasehold improvements (5 – 20 year estimated useful life)	**188.6**	175.3
Total property and equipment, at cost	**520.1**	457.8
Less: accumulated depreciation and amortization	**(200.8)**	(164.8)
Total property and equipment, net	**$ 319.3**	$ 293.0

Depreciation and amortization expense related to the above assets was $49.9 million, $47.7 million and $46.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 7 ACQUISITIONS

All of the acquisitions described below were accounted for using the purchase method of accounting whereby the purchase price is allocated first to the net assets of the acquired entity based on the fair value of its net assets. Any excess of the purchase price over the fair value of the net assets acquired is recorded to goodwill. These acquisitions are discussed below in more detail.

CSI Global Education, Inc.
On November 18, 2010, a subsidiary of the Company acquired CSI Global Education, Inc., Canada's leading provider of financial learning, credentials, and certification. CSI will operate within MA, strengthening the Company's capabilities for delivering credit and other financial training programs to financial institutions worldwide and bolsters Moody's efforts to serve as an essential resource to financial market participants.

The aggregate purchase price was $151.4 million in net cash payments to the sellers. There is a 2.5 million Canadian dollar contingent cash payment which is dependent upon the achievement of a certain contractual milestone by January 2016. The Company has recognized the fair value of the contingent payment of $2.0 million as a long-term liability at the acquisition date using a discounted cash flow methodology which assumes that the entire 2.5 million Canadian dollar payment will be made by January 2016. This methodology is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs. Subsequent fair value changes, which will be measured quarterly, up to the ultimate amount paid, will be recognized in earnings. The purchase price was funded with cash on hand.

Shown below is the purchase price allocation, which summarizes the fair values of the assets acquired, and liabilities assumed, at the date of acquisition:

Current assets			$	5.1
Property and equipment, net				0.8
Intangible assets:				
Trade name (30 year weighted average life)	$	9.0		
Client relationships (21 year weighted average life)		63.1		
Trade secret (13 year weighted average life)		5.8		
Total intangible assets (21 year weighted average life)				77.9
Goodwill				104.6
Liabilities assumed				(37.0)
Net assets acquired			$	151.4

Current assets include acquired cash of approximately $2.8 million. The acquired goodwill, which has been assigned to the MA segment, will not be amortized and will not be deductible for tax. As of December 31, 2010, CSI operates as its own reporting unit and thus goodwill associated with the acquisition of CSI is all part of that reporting unit within the MA segment. CSI will remain a separate reporting unit until MA management completes its evaluation as to how the acquired entity will be integrated into the MA segment.

The amount of revenue and expenses included in the Company's consolidated statement of operations from the acquisition date through December 31, 2010 was not material. The near term impact to operations and cash flow from this acquisition is not expected to be material to the Company's consolidated financial statements.

Enb Consulting Ltd.
In December 2008, a subsidiary of the Company acquired Enb Consulting Ltd., a provider of credit and capital markets training services. The purchase price was not material and the impact to operations and cash flow is not material. Enb is part of the MA segment.

Fermat International SA
On October 9, 2008, a subsidiary of the Company acquired Fermat International SA, a provider of risk and performance management software to the global banking sector, which is now part of the MA segment. The combination of MA's credit portfolio management and economic capital tools with Fermat's expertise in risk management software positions MA to deliver comprehensive analytical solutions for financial institutions worldwide. The results of Fermat are reflected in the MA operating segment since the acquisition date.

The aggregate purchase price of $211 million consisted of $204.5 million in cash payments to the sellers and $6.5 million in direct transaction costs, primarily professional fees. The purchase price was funded by using Moody's cash on hand.

Shown below is the purchase price allocation, which summarizes the fair values of the assets acquired, and liabilities assumed, at the date of acquisition:

Current assets		$ 53.9
Property and equipment, net		1.6
Intangible assets:		
Software (9.0 year weighted average life)	$ 43.0	
Client relationships (16.0 year weighted average life)	12.1	
Other intangibles (1.8 year weighted average life)	2.6	
Total intangible assets		57.7
In-process technology		4.5
Goodwill		125.0
Liabilities assumed		(31.7)
Net assets acquired		$ 211.0

The acquired goodwill, which has been assigned to the MA segment, will not be amortized and will not be deductible for tax. The $4.5 million allocated to acquired in-process technology was written off immediately following the acquisition because the technological feasibility had not yet been established as of the acquisition date and was determined to have no future use. This write-off is included in depreciation and amortization expenses for the year ended December 31, 2008. Current assets include acquired cash of approximately $26 million.

BQuotes, Inc.

In January 2008, a subsidiary of the Company acquired BQuotes, Inc., a global provider of price discovery tools and end-of-day pricing services for a wide range of fixed income securities, which was part of the MA segment. The purchase price was not material and the impact to operations and cash flow was not material.

Financial Projections Ltd.

In January 2008, a subsidiary of the Company acquired Financial Projections Ltd., a leading provider of in-house credit training services, with long-standing relationships among European banks. The purchase price was not material and the impact to operations and cash flow is not material. Financial Projections is part of the MA segment.

NOTE 8 GOODWILL AND OTHER ACQUIRED INTANGIBLE ASSETS

The following table summarizes the activity in goodwill:

	Year Ended December 31,					
	2010			2009		
	MIS	MA	Consolidated	MIS	MA	Consolidated
Beginning balance	**$ 11.1**	**$ 338.1**	**$ 349.2**	$ 10.6	$ 327.4	$ 338.0
Additions/adjustments	**—**	**104.6**	**104.6**	(0.3)	5.0	4.7
Foreign currency translation adjustments	**0.3**	**11.4**	**11.7**	0.8	5.7	6.5
Ending balance	**$ 11.4**	**$ 454.1**	**$ 465.5**	$ 11.1	$ 338.1	$ 349.2

The additions/adjustments during 2010 for the MA segment in the table above relate to the acquisition of CSI further described in Note 7 above.

The additions/adjustments during 2009 for the MA segment in the table above primarily relate to adjustments made to the purchase accounting associated with the December 2008 acquisition further described in Note 7 above.

Acquired Intangible assets consisted of:

	December 31,	
	2010	**2009**
Customer relationships	**$ 145.1**	$ 80.6
Accumulated amortization	**(49.2)**	(42.8)
Net customer lists	**95.9**	37.8
Trade secrets	**31.4**	25.5
Accumulated amortization	**(10.9)**	(8.7)
Net trade secrets	**20.5**	16.8
Software	**54.8**	55.0
Accumulated amortization	**(20.3)**	(14.8)
Net software	**34.5**	40.2
Other	**37.5**	26.8
Accumulated amortization	**(19.6)**	(16.7)
Net other	**17.9**	10.1
Total	**$ 168.8**	$ 104.9

The amounts as of December 31, 2010 in the table above include intangible assets acquired in the purchase of CSI as more fully discussed in Note 7 above. Other intangible assets primarily consist of databases, trade-names and covenants not to compete. Amortization expense relating to intangible assets is as follows:

	Year Ended December 31,		
	2010	**2009**	**2008**
Amortization Expense	**$ 16.4**	$ 16.4	$ 28.2

Estimated future annual amortization expense for intangible assets subject to amortization is as follows:

Year Ending December 31,	
2011	$ 18.7
2012	18.1
2013	17.9
2014	14.5
2015	13.4
Thereafter	86.2

Intangible assets are reviewed for impairment whenever circumstances indicate that the carrying amount may not be recoverable. If the estimated undiscounted future cash flows are lower than the carrying amount of the related asset, a loss is recognized for the difference between the carrying amount and the estimated fair value of the asset. Goodwill is tested for impairment annually as of November 30th, or more frequently if circumstances indicate the assets may be impaired.

For the years ended December 31, 2010 and 2009, there were no impairments to goodwill or to intangible assets except for an immaterial $0.2 million impairment of intangible assets in 2009 which was included in the restructuring charge as further discussed in Note 10 below. In 2008 an impairment of $11.1 million was recognized for certain software and database intangible assets within the MA segment, which is reflected in amortization expense. These intangible assets were determined to be impaired as a result of comparing the carrying amount to the undiscounted cash flows of the related asset group expected to result from the use and eventual disposition of the assets. The Company measured the amount of the impairment loss by comparing the carrying amount of the related assets to their fair value. The fair value was determined by utilizing the expected present value technique which uses multiple cash flow scenarios that reflect the range of possible outcomes and a risk-free rate.

NOTE 9 **DETAIL OF CERTAIN BALANCE SHEET CAPTIONS**

The following tables contain additional detail related to certain balance sheet captions:

	December 31,	
	2010	**2009**
Other current assets:		
Prepaid taxes	$ **82.3**	$ 18.6
Other prepaid expenses	**39.8**	28.2
Other	**5.8**	5.0
Total other current assets	$ **127.9**	$ 51.8

	December 31,	
Other assets:	**2010**	**2009**
Investments in Joint Ventures	$ **30.8**	$ 30.4
Deposits for real-estate leases	**11.4**	9.5
Other	**13.6**	10.8
Total other assets	$ **55.8**	$ 50.7

	December 31,	
	2010	**2009**
Accounts and accrued liabilities:		
Salaries and benefits	$ **69.6**	$ 51.5
Incentive compensation	**116.8**	74.6
Profit sharing contribution	**12.6**	—
Customer credits, advanced payments and advanced billings	**15.3**	14.8
Dividends	**27.9**	26.3
Professional service fees	**50.6**	35.5
Interest accrued on debt	**17.6**	9.6
Accounts payable	**14.3**	7.1
Income taxes (see Note 13)	**26.9**	20.3
Restructuring (see Note 10)	**0.7**	5.9
Pension and other post retirement employee benefits (see Note 11)	**9.5**	8.8
Other	**52.6**	62.8
Total accounts payable and accrued liabilities	$ **414.4**	$ 317.2

	December 31,	
	2010	**2009**
Other liabilities:		
Pension and other post retirement employee benefits (see Note 11)	$ **132.8**	$ 112.7
Deferred rent-non-current portion	**100.4**	87.4
Interest accrued on UTPs	**33.7**	27.7
Legacy and other tax matters	**57.3**	52.8
Other	**38.1**	37.2
Total other liabilities	$ **362.3**	$ 317.8

NOTE 10 **RESTRUCTURING**

On March 27, 2009 the Company approved the 2009 Restructuring Plan to reduce costs in response to a strategic review of its business in certain jurisdictions and the then current weak global economic and market conditions. The 2009 Restructuring Plan consisted of headcount reductions of approximately 150 positions representing approximately 4% of the Company's workforce at December 31, 2008 as well as contract termination costs and the divestiture of non-strategic assets. The Company's plan included closing offices in South Bend, Indiana;

Jakarta, Indonesia and Taipei, Taiwan. There was $0.2 million in accelerated amortization for intangible assets recognized in the first quarter of 2009 relating to the closure of the Jakarta, Indonesia office. The cumulative amount of expense incurred from inception through December 31, 2010 for the 2009 Restructuring Plan was $14.7 million. The 2009 Restructuring Plan was substantially complete at September 30, 2009.

On December 31, 2007, the Company approved the 2007 Restructuring Plan that reduced global headcount by approximately 275 positions, or approximately 7.5% of the workforce at December 31, 2007, in response to the Company's reorganization announced in August 2007 and a decline in the then current and anticipated issuance of rated debt securities in some market sectors. Included in the 2007 Restructuring Plan was a reduction of staff as a result of: (i) consolidation of certain corporate staff functions, (ii) the integration of businesses comprising MA and (iii) an anticipated decline in new securities issuance in some market sectors. The 2007 Restructuring Plan also called for the termination of technology contracts as well as the outsourcing of certain technology functions. The cumulative amount of expense incurred from inception through December 31, 2010 for the 2007 Restructuring Plan was $50.4 million. The 2007 Restructuring Plan was substantially complete as of December 31, 2008.

Total expenses included in the accompanying consolidated statements of operations are as follows:

	Year Ended December 31,		
	2010	**2009**	**2008**
2007 Restructuring Plan	**$ 1.0**	$ 1.9	$ (2.5)
2009 Restructuring Plan	**(0.9)**	15.6	—
Total	**$ 0.1**	$ 17.5	$ (2.5)

The expense in 2010, 2009 and 2008 related to the 2007 Restructuring Plan primarily reflects adjustments to previous estimates.

Changes to the restructuring liability for the year ended December 31, 2010 and 2009 were as follows:

	Employee Termination Costs				
	Severance	Pension Settlements	Total	Contract Termination Costs	Total Restructuring Liability
Balance at December 31, 2008	$ 1.5	$ 8.1	$ 9.6	$ 1.8	$ 11.4
2007 Restructuring Plan:					
Costs incurred and adjustments	0.4	—	0.4	1.5	1.9
Cash payments	(1.7)	—	(1.7)	(2.6)	(4.3)
2009 Restructuring Plan:					
Costs incurred and adjustments	12.0	—	12.0	3.3	15.3
Cash payments	(7.8)	—	(7.8)	(2.5)	(10.3)
Balance at December 31, 2009	$ 4.4	$ 8.1	$ 12.5	$ 1.5	$ 14.0
2007 Restructuring Plan:					
Costs incurred and adjustments	(0.2)	—	(0.2)	(0.1)	(0.3)
Cash payments	—	(3.0)	(3.0)	(0.5)	(3.5)
2009 Restructuring Plan:					
Costs incurred and adjustments	(0.4)	—	(0.4)	—	(0.4)
Cash payments	(3.4)	—	(3.4)	(0.5)	(3.9)
FX Translation	(0.1)	—	(0.1)	—	(0.1)
Balance at December 31, 2010	**$ 0.3**	**$ 5.1**	**$ 5.4**	**$ 0.4**	**$ 5.8**

As of December 31, 2010 the remaining restructuring liability of $0.7 million relating to severance and contract termination costs is expected to be paid out during the year ending December 31, 2011. Payments related to the $5.1 million unfunded pension liability will be paid as certain of the affected employees reach retirement age and continue in accordance with plan provisions.

Severance and contract termination costs of $0.7 million and $5.9 million as of December 31, 2010 and December 31, 2009, respectively, are recorded in accounts payable and accrued liabilities in the Company's consolidated balance sheets. Additionally, the amount for pension settlements is recorded within other liabilities as of December 31, 2010 and December 31, 2009.

NOTE 11 PENSION AND OTHER POST-RETIREMENT BENEFITS

Moody's maintains funded and unfunded noncontributory Defined Benefit Pension Plans. The U.S. plans provide defined benefits using a cash balance formula based on years of service and career average salary or final average pay for selected executives. The Company also provides certain healthcare and life insurance benefits for retired U.S. employees. These post-retirement healthcare plans are contributory with participants' contributions adjusted annually; the life insurance plans are noncontributory. Moody's funded and unfunded U.S. pension plans, the U.S. post-retirement healthcare plans and the U.S. post-retirement life insurance plans are collectively referred to herein as the "Post-Retirement Plans". Effective at the Distribution Date, Moody's assumed responsibility for the pension and other post-retirement benefits relating to its active employees. New D&B has assumed responsibility for the Company's retirees and vested terminated employees as of the Distribution Date.

Through 2007, substantially all U.S. employees were eligible to participate in the Company's DBPPs. Effective January 1, 2008, the Company no longer offers DBPPs to employees hired or rehired on or after January 1, 2008 and new hires instead will receive a retirement contribution in similar benefit value under the Company's Profit Participation Plan. Current participants of the Company's DBPPs continue to accrue benefits based on existing plan benefit formulas.

Following is a summary of changes in benefit obligations and fair value of plan assets for the Post-Retirement Plans for the years ended December 31:

	Pension Plans		Other Post-Retirement Plans	
	2010	**2009**	**2010**	**2009**
Change in Benefit Obligation:				
Benefit obligation, beginning of the period	**$ (213.0)**	$ (171.8)	**$ (13.1)**	$ (11.0)
Service cost	**(13.5)**	(12.1)	**(0.9)**	(0.8)
Interest cost	**(12.0)**	(9.9)	**(0.8)**	(0.7)
Plan participants' contributions	**—**	—	**(0.2)**	(0.2)
Benefits paid	**10.5**	3.9	**0.7**	1.1
Plan amendments	**—**	(2.5)	**—**	—
Actuarial gain (loss)	**7.4**	7.4	**(0.4)**	(0.7)
Assumption changes	**(21.9)**	(28.0)	**(0.9)**	(0.8)
Benefit obligation, end of the period	**(242.5)**	(213.0)	**(15.6)**	(13.1)
Change in Plan Assets:				
Fair value of plan assets, beginning of the period	**108.2**	88.6	**—**	—
Actual return on plan assets	**13.9**	15.5	**—**	—
Benefits paid	**(10.5)**	(3.9)	**(0.7)**	(1.1)
Employer contributions	**8.8**	8.0	**0.5**	0.9
Plan participants' contributions	**—**	—	**0.2**	0.2
Fair value of plan assets, end of the period	**120.4**	108.2	**—**	—
Funded status of the plans	**(122.1)**	(104.8)	**(15.6)**	(13.1)
Amounts Recorded on the Consolidated Balance Sheets:				
Pension and post-retirement benefits liability-current	**(8.9)**	(8.2)	**(0.6)**	(0.6)
Pension and post-retirement benefits liability-non current	**(113.2)**	(96.6)	**(15.0)**	(12.5)
Net amount recognized	**$ (122.1)**	$ (104.8)	**$ (15.6)**	$ (13.1)
Accumulated benefit obligation, end of the period	**$ (214.6)**	$ (185.2)		

The pension plan amendment in 2009 relates to a retroactive adjustment to the pay credit schedule as determined by the IRS.

The following information is for those pension plans with an accumulated benefit obligation in excess of plan assets:

	December 31,	
	2010	**2009**
Aggregate projected benefit obligation	**$ 242.5**	$ 213.0
Aggregate accumulated benefit obligation	**$ 214.6**	$ 185.2
Aggregate fair value of plan assets	**$ 120.4**	$ 108.2

The following table summarizes the pre-tax net actuarial losses and prior service cost recognized in AOCI for the Company's Post-Retirement Plans as of December 31:

	Pension Plans		Other Post-Retirement Plans	
	2010	2009	2010	2009
Net actuarial (losses)	$ **(80.9)**	$ (73.8)	$ **(3.1)**	$ (2.0)
Net prior service costs	**(5.3)**	(6.0)	**—**	—
Total recognized in AOCI- pretax	$ **(86.2)**	$ (79.8)	$ **(3.1)**	$ (2.0)

For the Company's pension plans, the Company expects to recognize in 2011 as components of net periodic expense $4.6 million for the amortization of net actuarial losses and $0.7 million for the amortization of prior service costs. Expected amortizations for other post-retirement plans in 2011 are not material.

Net periodic benefit expenses recognized for the Post-Retirement Plans for years ended December 31:

	Pension Plans			Other Post-Retirement Plans		
	2010	2009	2008	2010	2009	2008
Components of net periodic expense						
Service cost	$ **13.5**	$ 12.1	$ 12.4	$ **0.9**	$ 0.8	$ 0.8
Interest cost	**12.0**	9.9	9.7	**0.8**	0.7	0.6
Expected return on plan assets	**(10.5)**	(10.0)	(9.9)	**—**	—	—
Amortization of net actuarial loss from earlier periods	**2.8**	0.6	0.2	**0.1**	—	—
Amortization of net prior service costs from earlier periods	**0.7**	0.4	0.4	**—**	—	—
Curtailment loss	**—**	—	1.0	**—**	—	—
Cost of special termination benefits	**—**	—	2.8	**—**	—	—
Settlement charges	**1.3**	—	—	**—**	—	—
Net periodic expense	$ **19.8**	$ 13.0	$ 16.6	$ **1.8**	$ 1.5	$ 1.4

The following table summarizes the pre-tax amounts recorded in OCI related to the Company's Post-Retirement Plans for the years ended December 31:

	Pension Plans		Other Post-Retirement Plans	
	2010	2009	2010	2009
Amortization of net actuarial losses	$ **2.8**	$ 0.6	$ **0.1**	$ —
Amortization of prior service costs	**0.7**	0.4	**—**	—
Accelerated recognition of actuarial loss due to settlement	**1.3**	—	**—**	—
Net actuarial (loss) arising during the period	**(11.2)**	(15.2)	**(1.2)**	(1.5)
Net prior service cost arising during the period due to plan amendment	**—**	(2.5)	**—**	—
Total recognized in Other Comprehensive Income – pre-tax	$ **(6.4)**	$ (16.7)	$ **(1.1)**	$ (1.5)

ADDITIONAL INFORMATION:

Assumptions – Post-Retirement Plans

Weighted-average assumptions used to determine benefit obligations at December 31:

	Pension Plans		Other Post-Retirement Plans	
	2010	2009	2010	2009
Discount rate	**5.39%**	5.95%	**5.15%**	5.75%
Rate of compensation increase	**4.00%**	4.00%	—	—

Weighted-average assumptions used to determine net periodic benefit expense for years ended December 31:

	Pension Plans			Other Post-Retirement Plans		
	2010	2009	2008	2010	2009	2008
Discount rate	**5.95%**	6.00%	6.45%	**5.75%**	6.25%	6.35%
Expected return on plan assets	**8.35%**	8.35%	8.35%	—	—	—
Rate of compensation increase	**4.00%**	4.00%	4.00%	—	—	—

For 2011, the Company continued to use an expected rate of return on assets of 8.35% for Moody's funded pension plan. The expected rate of return on plan assets represents the Company's best estimate of the long-term return on plan assets and is determined by using a building block approach, which generally weighs the underlying long-term expected rate of return for each major asset class based on their respective allocation target within the plan portfolio. As the assumption reflects a long-term time horizon, the plan performance in any one particular year does not, by itself, significantly influence the Company's evaluation and the assumption is generally not revised unless there is a significant change in one of the factors upon which it is based, such as target asset allocation or long-term capital market conditions.

Assumed Healthcare Cost Trend Rates at December 31:

	2010		2009		2008	
	Pre-age 65	Post-age 65	Pre-age 65	Post-age 65	Pre-age 65	Post-age 65
Healthcare cost trend rate assumed for the following year	**7.9%**	**8.9%**	8.4%	9.4%	9.4%	10.4%
Ultimate rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**5.0%**		5.0%		5.0%	
Year that the rate reaches the ultimate trend rate	**2020**		2020		2015	

The assumed health cost trend rate reflects different expectations for the medical and prescribed medication components of health care costs for pre and post-65 retirees. The Company revised its trend rates in 2010 to a slower grading period at a reduction of 0.5% per year to reach the ultimate trend rate of 5% in 2020 to reflect its current expectation as the Company believes the historical trend rate assumptions used have been decreased too quickly relative to actual trend. As the Company subsidies for retiree healthcare coverage are capped at the 2005 level, for the majority of the post-retirement health plan participants, retiree contributions are assumed to increase at the same rate as the healthcare cost trend rates. As such, a one percentage-point increase or decrease in assumed healthcare cost trend rates would not have affected total service and interest cost and would have a minimal impact on the post-retirement benefit obligation.

In March 2010, the Patient Protection and Affordable Care Act (the "Act") and the related reconciliation measure, which modifies certain provisions of the Act, were signed into law. The Act repeals the current rule permitting deduction of the portion of the drug coverage expense that is offset by the Medicare Part D subsidy. The provision of the Act is effective for taxable years beginning after December 31, 2010 and the reconciliation measure delays the aforementioned repeal of the drug coverage expense reduction by two years to December 31, 2012. The Company has accounted for the enactment of the two laws in the first quarter of 2010, for which the impact to the Company's income tax expense and net income was immaterial. Other key provisions of the Act, such as coverage mandates, early retiree reinsurance program, and excise tax are also considered and their impacts on the benefit plan obligation of the Company's Other Post-Retirement Plans are deemed immaterial.

Plan Assets – Post-Retirement Plans

Moody's investment objective for the assets in the funded pension plan is to earn total returns that will minimize future contribution requirements over the long-term within a prudent level of risk. The Company works with its independent investment consultants to determine asset allocation targets for its pension plan investment portfolio based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, and related risk factors. Other relevant factors, including historical and forward –looking views of inflation and capital market returns, are also considered. Risk management practices include monitoring of the plan, diversification across asset classes and investment styles, and periodic rebalancing toward asset allocation targets. The Company's monitoring of the plan includes ongoing reviews of investment performance, annual liability measurements, periodic asset/liability studies, and investment portfolio reviews.

Prior to 2009, the Company's target asset allocation was approximately 70% in diversified U.S. and non-U.S. equity securities, 20% in long-duration investment grade government and corporate bonds, and 10% in private real estate funds. In 2009, the Company revised its target asset allocation to approximately 60% (range of 50% to 70%) in equity securities, 30% (range of 25% to 35%) in fixed income securities and 10% (range of 7% to 13%) in other investments. The revised asset allocation policy is based on the Company's pension asset-liability study and is expected to earn a return comparable to its 2008 allocation target over the long-term. The Company has rebalanced its pension plan assets in 2010 to comply with the revised asset allocation policy.

In accordance with the revised asset allocation policy, the funded plan will use a combination of active and passive investment strategies and different investment styles for its investment portfolios within each asset class. The plan's equity investments are diversified across U.S. and non-U.S. stocks of small, medium and large capitalization. The plan's fixed income investments are diversified principally across U.S. and non-U.S. government and corporate bonds, which is expected to help reduce plan exposure to interest rate variation and to better align assets with obligations. Approximately 3% of total plan assets may be invested in funds which invest in debts rated below investment grade and 3% may be invested in emerging market debt. The plan's other investments are made through private real estate and convertible securities funds and these investments are expected to provide additional diversification benefits and absolute return enhancement to the plan assets. The Company does not use derivatives to leverage the portfolio. The overall allocation is expected to help protect the plan's funded status while generating sufficiently stable returns over the long-term.

The fair value of the Company's pension plan assets by asset category at December 31, 2010 and 2009, determined based on the hierarchy of fair value measurements as defined in Note 2 and are as follows:

	Fair Value Measurement as of December 31, 2010				
Asset Category	**Balance**	**Level 1**	**Level 2**	**Level 3**	**% of total assets**
Emerging markets equity fund	$ 10.3	$ 10.3	$ —	$ —	9%
Common/collective trust funds – equity securities					
U.S. large-cap	26.0	—	26.0	—	21%
U.S. small and mid-cap	9.6	—	9.6	—	8%
International	32.1	—	32.1	—	27%
Total equity investments	78.0	10.3	67.7	—	65%
Common/collective trust funds –fixed income securities					
Long-term investment grade government /corporate bonds	18.8	—	18.8	—	15%
U.S. Treasury Inflation-Protected Securities (TIPs)	5.4	—	5.4	—	4%
Emerging markets bonds	3.2	—	3.2	—	3%
High yield bonds	3.3	—	3.3	—	3%
Total fixed-income investments	30.7	—	30.7	—	25%
Common/collective trust funds – convertible securities	3.4	—	3.4	—	3%
Private real estate fund	8.3	—	—	8.3	7%
Total other investment	11.7	—	3.4	8.3	10%
Total Assets	$120.4	$ 10.3	$101.8	$ 8.3	100%

	Fair Value Measurement as of December 31, 2009				
Asset Category	**Balance**	**Level 1**	**Level 2**	**Level 3**	**% of total assets**
Cash and cash equivalent	$ 0.1	$ —	$ 0.1	$ —	—
Emerging markets equity fund	7.5	7.5	—	—	7%
Common/collective trust funds – equity securities					
U.S. large-cap	38.4	—	38.4	—	35%
U.S. small and mid-cap	17.1	—	17.1	—	16%
International	16.7	—	16.7	—	16%
Total equity investments	**79.7**	**7.5**	**72.2**	**—**	**74%**
Common/collective trust funds-fixed income securities					
Long-term investment grade government / corporate bonds	20.1	—	20.1	—	18%
Total fixed- income Investments	**20.1**	**—**	**20.1**	**—**	**18%**
Private real estate fund	8.3	—	—	8.3	8%
Total other investments	**8.3**	**—**	**—**	**8.3**	**8%**
Total Assets	**$ 108.2**	**$ 7.5**	**$ 92.4**	**$ 8.3**	**100%**

Cash and cash equivalents is primarily comprised of investment in money market mutual funds. In determining fair value, Level 1 investments are valued based on quoted market prices in active markets. Investments in common/collective trust funds are valued using the net asset value (NAV) per unit in each fund. The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, and then divided by the number of shares outstanding. Common/collective trust funds are categorized in Level 2 to the extent that they are readily redeemable at their NAV or else they are categorized in Level 3 of the fair value hierarchy. The Company's investment in a private real estate fund is valued using the NAV per unit of funds that are invested in real property, and the real property is valued using independent market appraisals. Since appraisals involve utilization of significant unobservable inputs and the private real estate fund is not readily redeemable for cash, the Company's investment in the private real estate fund is categorized in Level 3.

The table below is a summary of changes in the fair value of the Plan's Level 3 assets:

Real estate investment fund:	
Balance as of December 31, 2009	$ 8.3
Return on plan assets related to assets still held as of December 31, 2010	0.8
Return on plan assets related to assets sold during the period	0.1
Purchases (sales), net	(0.9)
Balance as of December 31, 2010	$ 8.3

Except for the Company's U.S. funded pension plan, all of Moody's Post-Retirement Plans are unfunded and therefore have no plan assets.

Cash Flows – Post-Retirement Plans

The Company made no contribution to its funded pension plan during the year ended December 31, 2010 and contributed $5.8 million to its funded plan in 2009. The Company made payments of $8.8 million and $2.2 million related to its U.S. unfunded pension plan obligations during the years ended December 31, 2010 and 2009, respectively. The payments made in 2010 include a settlement payment to a participant terminated under the 2007 Restructuring Plan as more fully described in Note 10 above. The Company made payments of $0.5 million and $0.9 million to its other U.S. post-retirement plans during the years ended December 31, 2010 and 2009, respectively. The Company presently anticipates making a lump-sum contribution of $13.6 million to its funded pension plan in the first quarter of 2011 and anticipates making payments of $8.9 million to its unfunded U.S. pension plans and $0.6 million to its other U.S. post-retirement plans during the year ended December 31, 2011.

Estimated Future Benefits Payable

Estimated future benefits payments for the Post-Retirement Plans are as follows at December 31, 2010:

Year Ending December 31,	Pension Plans	Other Post-Retirement Plans *
2011	$ 10.9	$ 0.6
2012	6.1	0.8
2013	6.8	0.9
2014	7.2	1.0
2015	9.5	1.1
2016 – 2020	$ 87.1	$ 7.3

* The estimated future benefits payable for the Post-Retirement Plans are reflected net of the expected Medicare Part D subsidy for which the subsidy is insignificant on an annual basis for all the years presented.

Defined Contribution Plans

Moody's has a Profit Participation Plan covering substantially all U.S. employees. The Profit Participation Plan provides for an employee salary deferral and the Company matches employee contributions with cash contributions equal to 50% of employee contributions up to a maximum of 3% of the employee's pay. Moody's also makes additional contributions to the Profit Participation Plan based on year-to-year growth in the Company's diluted EPS. Effective January 1, 2008, all new hires are automatically enrolled in the Profit Participation Plan when they meet eligibility requirements unless they decline participation. As the Company's U.S. DBPPs are closed to new entrants effective January 1, 2008, all eligible new hires will instead receive a retirement contribution into the Profit Participation Plan in value similar to the pension benefits. Additionally, effective January 1, 2008, the Company implemented a deferred compensation plan in the U.S., which is unfunded and provides for employee deferral of compensation and Company matching contributions related to compensation in excess of the IRS limitations on benefits and contributions under qualified retirement plans. Total expenses associated with the U.S. defined contribution plans were $19.4 million, $9.1 million and $8.0 million in 2010, 2009, and 2008, respectively.

Effective January 1, 2008, Moody's has designated the Moody's Stock Fund, an investment option under the Profit Participation Plan, as an Employee Stock Ownership Plan and, as a result, participants in the Moody's Stock Fund may receive dividends in cash or may reinvest such dividends into the Moody's Stock Fund. Moody's paid approximately $0.3 million in dividends in each of the years ended December 31, 2010 and 2009 for the Company's common shares held by the Moody's Stock Fund. The Company records the dividends as a reduction of retained earnings in the Consolidated Statements of Shareholders' Equity (Deficit). The Moody's Stock Fund held approximately 645,000 and 669,000 shares of Moody's common stock at December 31, 2010 and 2009, respectively.

International Plans

Certain of the Company's international operations provide pension benefits to their employees. For defined contribution plans, company contributions are primarily determined as a percentage of employees' eligible compensation. Moody's also makes contributions to non-U.S. employees under a profit sharing plan which is based on year-to-year growth in the Company's diluted EPS. Expenses related to these defined contribution plans for the years ended December 31, 2010, 2009, and 2008 were $11.8 million, $5.7 million and $5.3 million, respectively.

For defined benefit plans, the Company maintains various unfunded DBPPs and post-retirement health benefit plan for certain of its non-U.S. subsidiaries located in Germany, France and Canada. These defined plan benefits are generally based on each eligible employee's years of credited service and on compensation levels as specified in the plans. The DBPP in Germany was closed to new entrants in 2002. Total defined benefit pension liabilities recorded related to non-U.S. pension plans was $4.6 million, $3.6 million, and $3.0 million based on a weighted average discount rate of 5.28%, 5.56%, and 5.76% at December 31, 2010, 2009, and 2008, respectively. The pension liabilities recorded as of December 31, 2010 represent the unfunded status of these pension plans and were recognized in the statement of financial position as non-current liabilities. Total pension expense recorded for the years ended December 31, 2010, 2009 and 2008 was approximately $0.5 million, $0.4 million and $0.3 million, respectively. These amounts are not included in the tables above. As of December 31, 2010, the Company has included in AOCI net actuarial gains of $1.1 million ($0.8 million net of tax) related to non-U.S. pension plans that have yet to be recognized as a reduction to net periodic pension expense and the Company expects its 2011 amortization of the net actuarial gains to be immaterial. The Company's non-U.S. other post-retirement benefit obligation is not material as of December 31, 2010.

NOTE 12 STOCK-BASED COMPENSATION PLANS

Presented below is a summary of the stock compensation cost and associated tax benefit in the accompanying consolidated statements of operations:

	Year Ended December 31,		
	2010	2009	2008
Stock compensation cost	**$ 56.6**	$ 57.4	$ 63.2
Tax benefit	**$ 23.9**	$ 20.9	$ 23.5

The fair value of each employee stock option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions noted below. The expected dividend yield is derived from the annual dividend rate on the date of grant. The expected stock volatility is based on an assessment of historical weekly stock prices of the Company as well as implied volatility from Moody's traded options. The risk-free interest rate is based on U.S. government zero coupon bonds with maturities similar to the expected holding period. The expected holding period was determined by examining historical and projected post-vesting exercise behavior activity.

The following weighted average assumptions were used for options granted:

	Year Ended December 31,		
	2010	2009	2008
Expected dividend yield	**1.58%**	1.59%	1.06%
Expected stock volatility	**44%**	38%	25%
Risk-free interest rate	**2.73%**	2.63%	2.96%
Expected holding period	**5.9 yrs**	5.8 yrs	5.5 yrs
Grant date fair value	**$ 10.38**	$ 8.52	$ 9.73

Under the 1998 Plan, 33.0 million shares of the Company's common stock have been reserved for issuance. The 2001 Plan, which is shareholder approved, permits the granting of up to 35.6 million shares, of which not more than 15.0 million shares are available for grants of awards other than stock options. The 2001 Plan was amended and approved at the annual shareholders meeting on April 20, 2010, increasing the number of shares reserved for issuance by 7.0 million which are included in the aforementioned amounts. The Stock Plans provide that options are exercisable not later than ten years from the grant date. The vesting period for awards under the Stock Plans is generally determined by the Board at the date of the grant and has been four years except for employees who are at or near retirement eligibility, as defined, for which vesting is between one and four years. Additionally, the vesting period for certain performance-based restricted stock, which is described in more detail below, vests after a three year period. Options may not be granted at less than the fair market value of the Company's common stock at the date of grant. The Stock Plans also provide for the granting of restricted stock.

The Company maintains the Directors' Plan for its Board, which permits the granting of awards in the form of non-qualified stock options, restricted stock or performance shares. The Directors' Plan provides that options are exercisable not later than ten years from the grant date. The vesting period is determined by the Board at the date of the grant and is generally one year for options and between one and three years for restricted stock. Under the Directors' Plan, 0.8 million shares of common stock were reserved for issuance. Any director of the Company who is not an employee of the Company or any of its subsidiaries as of the date that an award is granted is eligible to participate in the Directors' Plan.

A summary of option activity as of December 31, 2010 and changes during the year then ended is presented below:

Options	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, December 31, 2009	20.1	$ 37.26		
Granted	2.4	26.69		
Exercised	(2.1)	17.03		
Forfeited	(0.3)	33.40		
Expired	(0.8)	41.17		
Outstanding, December 31, 2010	19.3	$ 38.11	5.2 yrs	$ 24.8
Vested and expected to vest, December 31, 2010	18.6	$ 38.42	5.1 yrs	$ 24.4
Exercisable, December 31, 2010	13.5	$ 40.47	4.0 yrs	$ 22.0

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Moody's closing stock price on the last trading day of the year ended December 31, 2010 and the exercise prices, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options as of December 31, 2010. This amount varies based on the fair value of Moody's stock. As of December 31, 2010, there was $31.9 million of total unrecognized compensation expense related to options. The expense is expected to be recognized over a weighted average period of 1.6 years.

The following table summarizes information relating to stock option exercises:

	Year Ended December 31,		
	2010	**2009**	**2008**
Proceeds from stock option exercises	**$ 36.4**	$ 18.0	$ 23.2
Aggregate intrinsic value	**$ 19.7**	$ 13.8	$ 21.6
Tax benefit realized upon exercise	**$ 7.8**	$ 5.4	$ 8.5

A summary of the status of the Company's nonvested restricted stock as of December 31, 2010 and changes during the year then ended is presented below:

Nonvested Restricted Stock	Shares	Weighted Average Grant Date Fair Value Per Share
Balance, December 31, 2009	1.5	$ 44.02
Granted	1.1	25.57
Vested	(0.5)	50.40
Forfeited	(0.1)	34.81
Balance, December 31, 2010	2.0	$ 33.10

As of December 31, 2010, there was $30.7 million of total unrecognized compensation expense related to nonvested restricted stock. The expense is expected to be recognized over a weighted average period of 1.4 years.

The following table summarizes information relating to the vesting of restricted stock awards:

	Year Ended December 31,		
	2010	**2009**	**2008**
Fair value of vested shares	**$ 12.4**	$ 8.0	$ 23.7
Tax benefit realized upon vesting	**$ 4.7**	$ 2.9	$ 8.8

During the year ended December 31, 2010, the Company granted 0.4 million shares of restricted stock that contained a condition whereby the number of shares that ultimately vest are based on the achievement of certain non-market based performance metrics of the Company over a three year period. The weighted average grant date fair value of these awards was $25.33 per share. As of December 31, 2010, there was $7.3 million of total unrecognized compensation expense related to this plan. The expense is expected to be recognized over a weighted average period of 2.1 years.

The Company has a policy of issuing treasury stock to satisfy shares issued under stock-based compensation plans.

In addition, the Company also sponsors the ESPP. Under the ESPP, 6.0 million shares of common stock were reserved for issuance. The ESPP allows eligible employees to purchase common stock of the Company on a monthly basis at a discount to the average of the high and the low trading prices on the New York Stock Exchange on the last trading day of each month. This discount was 5% in both 2010 and 2009 and 15% in 2008. The employee purchases are funded through after-tax payroll deductions, which plan participants can elect from one percent to ten percent of compensation, subject to the annual federal limit. In 2008 the Company recorded stock-based compensation expense for the difference between the purchase price and fair market value under Topic 718 of the ASC. Beginning on January 1, 2009 the discount offered on the ESPP was reduced to 5% resulting in the ESPP qualifying for non-compensatory status under Topic 718 of the ASC. Accordingly, no compensation expense was recognized for the ESPP in 2010 and 2009.

NOTE 13 **INCOME TAXES**

Components of the Company's income tax provision are as follows:

	Year Ended December 31,		
	2010	**2009**	**2008**
Current:			
Federal	**$ 106.6**	$ 99.2	$ 147.5
State and Local	**22.1**	53.3	49.3
Non-U.S.	**82.9**	70.1	88.7
Total current	**211.6**	222.6	285.5
Deferred:			
Federal	**(14.7)**	22.8	(10.9)
State and Local	**10.6**	(9.3)	(0.8)
Non-U.S.	**(6.5)**	3.0	(5.6)
Total deferred	**(10.6)**	16.5	(17.3)
Total income tax provision	**$ 201.0**	$ 239.1	$ 268.2

A reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate on income before provision for income taxes is as follows:

	Year Ended December 31,		
	2010	**2009**	**2008**
U.S. statutory tax rate	**35.0%**	35.0%	35.0%
State and local taxes, net of federal tax benefit	**2.9**	4.4	4.1
Benefit of foreign operations	**(9.7)**	(2.4)	(2.6)
Legacy tax items	**(0.4)**	(0.3)	(0.3)
Other	**0.3**	0.3	0.5
Effective tax rate	**28.1%**	37.0%	36.7%
Income tax paid	**$ 247.9**	**$ 192.2**	**$ 319.9**

The source of income before provision for income taxes is as follows:

	Year Ended December 31,		
	2010	2009	2008
United States	**$ 390.6**	$ 386.9	$ 437.4
International	**323.8**	259.3	292.4
Income before provision for income taxes	**$ 714.4**	$ 646.2	$ 729.8

The components of deferred tax assets and liabilities are as follows:

	Year Ended December 31,	
	2010	2009
Deferred tax assets:		
Current:		
Account receivable allowances	**$ 10.5**	$ 7.5
Accrued compensation and benefits	**12.3**	10.5
Deferred revenue	**6.0**	7.9
Legal and professional fees	**13.1**	—
Restructuring	**1.1**	2.6
Other	**4.9**	3.9
Total current	**47.9**	32.4
Non-current:		
Accumulated depreciation and amortization	**1.6**	1.3
Stock-based compensation	**84.9**	81.0
Benefit plans	**62.8**	43.8
Deferred rent and construction allowance	**30.4**	28.9
Deferred revenue	**37.4**	39.2
Foreign net operating loss (1)	**11.5**	7.1
Uncertain tax positions	**58.8**	46.0
Self-insured related reserves	**22.7**	—
Other	**5.4**	5.2
Total non-current	**315.5**	252.5
Total deferred tax assets	**363.4**	284.9
Deferred tax liabilities:		
Current:		
Other	**(0.2)**	(0.1)
Total current	**(0.2)**	(0.1)
Non-current:		
Accumulated depreciation	**(16.4)**	(19.2)
Foreign earnings to be repatriated	**(1.2)**	(25.2)
Amortization of intangible assets and capitalized software	**(108.2)**	(39.0)
Self-insured related income	**(27.1)**	—
Other liabilities	**(1.5)**	(3.4)
Total non-current	**(154.4)**	(86.8)
Total deferred tax liabilities	**(154.6)**	(86.9)
Net deferred tax asset	**208.8**	198.0
Valuation allowance	**(12.8)**	(4.5)
Total net deferred tax assets	**$ 196.0**	$ 193.5

(1) Amounts are primarily set to expire beginning in 2015, if unused.

Prepaid taxes of $82.3 million and $18.6 million for December 31, 2010 and 2009, respectively are included in other current assets in the consolidated balance sheets. As of December 31, 2010, the Company had approximately $758.1 million of undistributed earnings of foreign subsidiaries that it intends to indefinitely reinvest in foreign operations. The Company has not provided deferred income taxes on these indefinitely reinvested earnings. It is not practicable to determine the amount of deferred taxes that might be required to be provided if such earnings were distributed in the future, due to complexities in the tax laws and in the hypothetical calculations that would have to be made.

The Company had valuation allowances of $12.8 million and $4.5 million at December 31, 2010 and 2009, respectively, related to foreign net operating losses for which realization is uncertain. The change in the valuation allowances for 2010 and 2009 results primarily from the increase in valuation allowances in certain jurisdictions based on the Company's evaluation of the expected realization of these future benefits.

As of December 31, 2010 the Company had $180.8 million of UTPs of which $138.3 million represents the amount that, if recognized, would impact the effective tax rate in future periods.

A reconciliation of the beginning and ending amount of UTPs is as follows:

	2010	2009	2008
Balance as of January 1	**$ 164.2**	$ 185.1	$ 156.1
Additions for tax positions related to the current year	**31.1**	31.1	34.5
Additions for tax positions of prior years	**16.2**	52.5	8.2
Reductions for tax positions of prior years	**(9.9)**	(47.0)	(12.2)
Settlements with taxing authorities	**—**	(50.7)	(0.7)
Lapse of statute of limitations	**(20.8)**	(6.8)	(0.8)
Balance as of December 31	**$ 180.8**	$ 164.2	$ 185.1

The Company classifies interest related to UTPs in interest expense in its consolidated statements of operations. Penalties, if incurred, would be recognized in other non-operating expenses. During 2010, the amount of net interest accrued for UTPs was $5.9 million. As of December 31, 2010 and 2009 the amount of accrued interest recorded in the Company's balance sheets related to UTPs was $33.7 million and $27.7 million, respectively.

Moody's Corporation and subsidiaries are subject to U.S. federal income tax as well as income tax in various state, local and foreign jurisdictions. Moody's U.S. federal tax returns filed for the years 2007 through 2009 remain subject to examination by the IRS. The Company's tax filings in New York State for the years 2004 through 2007 are currently under examination. The income tax returns for 2008 and 2009 remain open to examination for both New York State and New York City. Tax filings in the U.K. for 2006 are currently under examination by the U.K. taxing authorities and for 2007 to 2009 remain open to examination.

For current ongoing audits related to open tax years the Company estimates that it is possible that the balance of UTPs could decrease in the next twelve months as a result of the effective settlement of these audits, which might involve the payment of additional taxes, the adjustment of certain deferred taxes and/or the recognition of tax benefits. It is also possible that new issues might be raised by tax authorities which might necessitate increases to the balance of UTPs. As the Company is unable to predict the timing of conclusion of these audits, the Company is unable to estimate the amount of changes to the balance of UTPs at this time. However, the Company believes that it has adequately provided for its financial exposure for all open tax years by tax jurisdiction. Additionally, the Company is seeking tax rulings on certain tax positions which, if granted, could decrease the balance of UTPs over the next twelve months however, due to the uncertainty involved with this process, the Company is unable to estimate the amount of changes to the balance of UTPs at this time.

NOTE 14 **INDEBTEDNESS**

The following table summarizes total indebtedness:

	December 31, 2010	December 31, 2009
2007 Facility	$ —	$ —
Commercial paper, net of unamortized discount of $0.1 million at 2009	—	443.7
Notes payable:		
Series 2005-1 Notes due 2015, net of fair value of interest rate swap of $3.7 million in 2010	**296.3**	300.0
Series 2007-1 Notes due 2017	**300.0**	300.0
2010 Senior Notes, net of unamortized discount of $3.0 million at 2010, due 2020	**497.0**	—
2008 Term Loan, various payments through 2013	**146.3**	150.0
Total debt	**1,239.6**	1,193.7
Current portion	**(11.3)**	(447.5)
Total long-term debt	**$ 1,228.3**	$ 746.2

2007 Facility

On September 28, 2007, the Company entered into a $1.0 billion five-year senior, unsecured revolving credit facility, expiring in September 2012. The 2007 Facility will serve, in part, to support the Company's CP Program described below. Interest on borrowings is payable at rates that are based on LIBOR plus a premium that can range from 16.0 to 40.0 basis points of the outstanding borrowing amount depending on the Debt/EBITDA ratio. The Company also pays quarterly facility fees, regardless of borrowing activity under the 2007 Facility. The quarterly fees for the 2007 Facility can range from 4.0 to 10.0 basis points per annum of the facility amount, depending on the Company's Debt/EBITDA ratio. The Company also pays a utilization fee of 5.0 basis points on borrowings outstanding when the aggregate amount outstanding exceeds 50% of the total facility. The 2007 Facility contains certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreement. The 2007 Facility also contains financial covenants that, among other things, require the Company to maintain a Debt/EBITDA ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter.

Commercial Paper

On October 3, 2007, the Company entered into a private placement commercial paper program under which the Company may issue CP notes up to a maximum amount of $1.0 billion. Amounts available under the CP Program may be re-borrowed. The CP Program is supported by the Company's 2007 Facility. The maturities of the CP Notes will vary, but may not exceed 397 days from the date of issue. The CP Notes are sold at a discount from par or, alternatively, sold at par and bear interest at rates that will vary based upon market conditions at the time of issuance. The rates of interest will depend on whether the CP Notes will be a fixed or floating rate. The interest on a floating rate may be based on the following: (a) certificate of deposit rate; (b) commercial paper rate; (c) the federal funds rate; (d) the LIBOR; (e) prime rate; (f) Treasury rate; or (g) such other base rate as may be specified in a supplement to the private placement agreement. The weighted average interest rate on CP borrowings outstanding was 0.3% as of December 31, 2009. The CP Program contains certain events of default including, among other things: non-payment of principal, interest or fees; entrance into any form of moratorium; and bankruptcy and insolvency events, subject in certain instances to cure periods.

Notes Payable

On August 19, 2010, the Company issued $500 million aggregate principal amount of senior unsecured notes in a public offering. The 2010 Senior Notes bear interest at a fixed rate of 5.50% and mature on September 1, 2020. Interest on the 2010 Senior Notes will be due semi-annually on September 1 and March 1 of each year, commencing March 1, 2011. The Company may prepay the 2010 Senior Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a Make Whole Amount. Additionally, at the option of the holders of the notes, the Company may be required to purchase all or a portion of the notes upon occurrence of a "Change of Control Triggering Event," as defined in the Indenture, at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. The Indenture contains covenants that limit the ability of the Company and certain of its subsidiaries to, among other things, incur or create liens and enter into sale and leaseback transactions. In addition, the Indenture contains a covenant that limits the ability of the Company to consolidate or merge with another entity or to sell all or substantially all of its assets to another entity. The Indenture contains customary default provisions. In addition, an event of default will occur if the Company or certain of its subsidiaries fail to pay the principal of any indebtedness (as defined in the Indenture) when due at maturity in an aggregate amount of $50 million or more, or a default occurs that results in the acceleration of the maturity of the Company's or certain of its subsidiaries' indebtedness in an aggregate amount of $50 million or more. Upon the occurrence and during the continuation of an event of default under the Indenture, the notes may become immediately due and payable either automatically or by the vote of the holders of more than 25% of the aggregate principal amount of all of the notes then outstanding.

On September 7, 2007, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its 6.06% Series 2007-1 Senior Unsecured Notes due 2017 pursuant to the 2007 Agreement. The Series 2007-1 Notes have a ten-year term and bear interest at an annual rate of 6.06%, payable semi-annually on March 7 and September 7. Under the terms of the 2007 Agreement, the Company may, from time to time within five years, in its sole discretion, issue additional series of senior notes in an aggregate principal amount of up to $500.0 million pursuant to one or more supplements to the 2007 Agreement. The Company may prepay the Series 2007-1 Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid, plus accrued and unpaid interest and a Make Whole Amount. The 2007 Agreement contains covenants that limit the ability of the Company, and certain of its subsidiaries to, among other things: enter into transactions with affiliates, dispose of assets, incur or create liens, enter into any sale-leaseback transactions, or merge with any other corporation or convey, transfer or lease substantially all of its assets. The Company must also not permit its Debt/EBITDA ratio to exceed 4.0 to 1.0 at the end of any fiscal quarter.

On September 30, 2005, the Company issued and sold through a private placement transaction, $300.0 million aggregate principal amount of its Series 2005-1 Senior Unsecured Notes due 2015 pursuant to the 2005 Agreement. The Series 2005-1 Notes have a ten-year term and bear interest at an annual rate of 4.98%, payable semi-annually on March 30 and September 30. Proceeds from the sale of the Series 2005-1 Notes were used to refinance $300.0 million aggregate principal amount of the Company's outstanding 7.61% senior notes which matured on September 30, 2005. In the event that Moody's pays all, or part, of the Series 2005-1 Notes in advance of their maturity, such prepayment will be subject to a Make Whole Amount. The Series 2005-1 Notes are subject to certain covenants that, among other things, restrict the ability of the Company and certain of its subsidiaries, without the approval of the lenders, to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur liens, as defined in the related agreements.

2008 Term Loan

On May 7, 2008, Moody's entered into a five-year, $150.0 million senior unsecured term loan with several lenders. Proceeds from the loan were used to pay off a portion of the CP outstanding. Interest on borrowings under the 2008 Term Loan is payable quarterly at rates that are based on LIBOR plus a margin that can range from 125 basis points to 175 basis points depending on the Company's Debt/EBITDA ratio. The outstanding borrowings shall amortize beginning in 2010 in accordance with the schedule of payments set forth in the 2008 Term Loan outlined in the table below.

The 2008 Term Loan contains restrictive covenants that, among other things, restrict the ability of the Company to engage or to permit its subsidiaries to engage in mergers, consolidations, asset sales, transactions with affiliates and sale-leaseback transactions or to incur, or permit its subsidiaries to incur, liens, in each case, subject to certain exceptions and limitations. The 2008 Term Loan also limits the amount of debt that subsidiaries of the Company may incur. In addition, the 2008 Term Loan contains a financial covenant that requires the Company to maintain a Debt/EBITDA ratio of not more than 4.0 to 1.0 at the end of any fiscal quarter.

The principal payments due on the Company's long-term borrowings for each of the next five years are presented in the table below:

	2008 Term Loan	Series 2005-1 Notes	Total
Year Ending December 31,			
2011	$ 11.3	$ —	$ 11.3
2012	71.2	—	71.2
2013	63.8	—	63.8
2014	—	—	—
2015	—	300.0	300.0
Total	$ 146.3	$ 300.0	$ 446.3

In the fourth quarter of 2010, the Company entered into interest rate swaps with a total notional amount of $300 million which will convert the fixed rate of interest on the Series 2005-1 Notes to a floating LIBOR-based interest rate. Also, on May 7, 2008, the Company entered into interest rate swaps with a total notional amount of $150 million to protect against fluctuations in the LIBOR-based variable interest rate on the 2008 Term Loan. Both of these interest rate swaps are more fully discussed in Note 5 above.

INTEREST (EXPENSE) INCOME, NET

The following table summarizes the components of interest as presented in the consolidated statements of operations:

	Year Ended December 31,		
	2010	2009	2008
Income	**$ 3.1**	$ 2.5	$ 18.1
Expense on borrowings	**(52.2)**	(45.5)	(60.0)
UTBs and other tax related interest	**(7.7)**	1.6	(13.7)
Legacy Tax [(a)]	**2.5**	6.5	2.3
Interest capitalized	**1.8**	1.5	1.1
Total	**$ (52.5)**	$ (33.4)	$ (52.2)
Interest paid	**$ 44.0**	$ 46.1	$ 59.5

(a) Represents a reduction of accrued interest related to the favorable resolution of Legacy Tax Matters, further discussed in Note 17 to the consolidated financial statements.

Net interest expense of $33.4 million in 2009 reflects a reduction of approximately $12 million related to tax and tax-related liabilities.

At December 31, 2010, the Company was in compliance with all covenants contained within all of the debt agreements. In addition to the covenants described above, the 2007 Facility, the 2005 Agreement, the 2007 Agreement, the 2010 Senior Notes and the 2008 Term Loan contain cross default provisions whereby default under one of the aforementioned debt instruments could in turn permit lenders under other debt instruments to declare borrowings outstanding under those instruments to be immediately due and payable.

The Company's long-term debt, including the current portion, is recorded at cost except for the Series 2005-1 Notes which are carried at cost net of the fair value of an interest rate swap used to hedge the fair value of the note. The fair value and carrying value of the Company's long-term debt as of December 31, 2010 and 2009 is as follows:

	December 31, 2010		December 31, 2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Series 2005-1 Notes	**$ 296.3**	**$ 310.6**	$ 300.0	$ 291.1
Series 2007-1 Notes	**300.0**	**321.3**	300.0	298.6
2010 Senior Notes	**497.0**	**492.1**	—	—
2008 Term Loan	**146.3**	**146.3**	150.0	150.0
Total	**$ 1,239.6**	**$ 1,270.3**	$ 750.0	$ 739.7

The fair value of the Company's 2010 Senior Notes is based on quoted market prices. The fair value of the remaining long-term debt, which is not publicly traded, is estimated using discounted cash flows based on prevailing interest rates available to the Company for borrowings with similar maturities.

NOTE 15 CAPITAL STOCK

Authorized Capital Stock

The total number of shares of all classes of stock that the Company has authority to issue under its Restated Certificate of Incorporation is 1.02 billion shares with a par value of $0.01, of which 1.0 billion are shares of common stock, 10.0 million are shares of preferred stock and 10.0 million are shares of series common stock. The preferred stock and series common stock can be issued with varying terms, as determined by the Board.

Rights Agreement

The Company had a rights agreement, which expired as of June 30, 2008 and was not renewed. The rights agreement was designed to protect its shareholders in the event of unsolicited offers to acquire the Company and coercive takeover tactics that, in the opinion of the Board, could impair its ability to represent shareholder interests.

Share Repurchase Program

The Company implemented a systematic share repurchase program in the third quarter of 2005 through an SEC Rule 10b5-1 program. Systematic share repurchases are initiated at management's discretion. Moody's may also purchase opportunistically when conditions warrant. On June 5, 2006, the Board authorized a $2.0 billion share repurchase program, which the Company completed during January 2008. On July 30, 2007, the Board of the Company authorized an additional $2.0 billion share repurchase program, which the Company began utilizing in January 2008 after completing the June 2006 authorization. There is no established expiration date for the remaining authorization. The Company's intent is to return capital to shareholders in a way that serves their long-term interests. As a result, Moody's share repurchase activity will continue to vary from quarter to quarter.

During 2010, Moody's repurchased 8.6 million shares of its common stock, under the aforementioned July 30, 2007 authorization and issued 2.7 million shares under employee stock-based compensation plans.

Dividends

During 2010, 2009 and 2008, the Company paid a quarterly dividend of $0.105, $0.10 and $0.10 per share of Moody's common stock in each of the quarters, resulting in dividends paid per share during the years ended December 31, 2010, 2009 and 2008 of $0.42, $0.40 and $0.40, respectively.

On December 14, 2010, the Board of the Company approved the declaration of a quarterly dividend of $0.115 per share of Moody's common stock, payable on March 10, 2011 to shareholders of record at the close of business on February 20, 2011. The continued payment of dividends at the rate noted above, or at all, is subject to the discretion of the Board.

NOTE 16 **LEASE COMMITMENTS**

Moody's operates its business from various leased facilities, which are under operating leases that expire over the next 17 years. Moody's also leases certain computer and other equipment under operating leases that expire over the next four years. Rent expense, including lease incentives, is amortized on a straight-line basis over the related lease term. Rent expense under operating leases for the years ended December 31, 2010, 2009 and 2008 was $70.9 million, $74.3 million and $64.4 million, respectively. The total amount of deferred rent that is included in other liabilities and accounts payable and accrued liabilities in the consolidated balance sheets is $103.1 million and $90.8 million at December 31, 2010 and 2009, respectively. The Company had $4.8 million of computer equipment subject to capital lease obligations at December 31, 2009, with accumulated amortization of $4.3 million. There were no assets subject to capital lease obligations at December 31, 2010.

The approximate minimum rent for operating leases that have remaining or original noncancelable lease terms in excess of one year at December 31, 2010 is as follows:

Year Ending December 31,	Operating Leases
2011	$ **58.7**
2012	**62.0**
2013	**60.4**
2014	**56.1**
2015	**51.1**
Thereafter	**575.7**
Total minimum lease payments	$ **864.0**

On October 20, 2006, the Company entered into a 21-year operating lease agreement to occupy 15 floors of an office building at 7WTC which includes a total of 20 years of renewal options. On March 28, 2007 the 7WTC lease agreement was amended for the Company to lease an additional two floors for a term of 20 years. The total base rent for the entire lease term, including rent credits, for the 7WTC lease is approximately $642 million.

On February 6, 2008, the Company entered into a 17.5 year operating lease agreement to occupy six floors of an office tower located in the Canary Wharf district of London, England. The total base rent of the Canary Wharf Lease over its 17.5-year term is approximately 134 million GBP, and the Company will begin making base rent payments in 2011. In addition to the base rent payments the Company will be obligated to pay certain customary amounts for its share of operating expenses and tax obligation.

NOTE 17 **CONTINGENCIES**

From time to time, Moody's is involved in legal and tax proceedings, governmental investigations, claims and litigation that are incidental to the Company's business, including claims based on ratings assigned by MIS. Moody's is also subject to ongoing tax audits in the normal course of business. Management periodically assesses the Company's liabilities and contingencies in connection with these matters based upon the latest information available. Moody's discloses material pending legal proceedings pursuant to SEC rules and other pending matters as it may determine to be appropriate.

Following the events in the U.S. subprime residential mortgage sector and the credit markets more broadly over the last several years, MIS and other credit rating agencies are the subject of intense scrutiny, increased regulation, ongoing investigation, and civil litigation. Legislative, regulatory and enforcement entities around the world are considering additional legislation, regulation and enforcement actions, including with respect to MIS's compliance with newly imposed regulatory standards. Moody's has received subpoenas and inquiries from states attorneys general and other governmental authorities and is responding to such investigations and inquiries.

In addition, the Company is facing litigation from market participants relating to the performance of MIS rated securities. Although Moody's in the normal course experiences such litigation, the volume and cost of defending such litigation has significantly increased in the current economic environment.

On June 27, 2008, the Brockton Contributory Retirement System, a purported shareholder of the Company's securities, filed a purported shareholder derivative complaint on behalf of the Company against its directors and certain senior officers, and the Company as nominal defendant, in the Supreme Court of the State of New York, County of New York. The plaintiff asserts various causes of action relating to the named defendants' oversight of MIS's ratings of RMBS and constant-proportion debt obligations, and their participation in the alleged public dissemination of false and misleading information about MIS's ratings practices and/or a failure to implement internal procedures and controls to prevent the alleged wrongdoing. The plaintiff seeks compensatory damages, restitution, disgorgement of profits and other equitable relief. On July 2, 2008, Thomas R. Flynn, a purported shareholder of the Company's securities, filed a similar purported shareholder derivative complaint on behalf of the Company against its directors and certain senior officers, and the Company as nominal defendant, in the Supreme Court of the State of New York, County of New York, asserting similar claims and seeking the same relief. The cases have been consolidated and plaintiffs filed an amended consolidated complaint in November 2008. The Company removed the consolidated action to the United States District Court for the Southern District of New York in December 2008. In January 2009, the plaintiffs moved to remand the case to the Supreme Court of the State of New York, which the Company opposed. On February 23, 2010, the court issued an opinion remanding the case to the Supreme Court of New York. On October 30, 2008, the Louisiana Municipal Police Employees Retirement System, a purported shareholder of the Company's securities, also filed a shareholder derivative complaint on behalf of the Company against its directors and certain officers, and the Company as a nominal defendant, in the U.S. District Court for the Southern District of New York. This complaint also asserts various causes of action relating to the Company's ratings of RMBS, CDO and constant-proportion debt obligations, and named defendants' participation in the alleged public dissemination of false and misleading information about MIS's ratings practices and/or a failure to implement internal procedures and controls to prevent the alleged wrongdoing. On December 9, 2008, Rena Nadoff, a purported shareholder of the Company, filed a shareholder derivative complaint on behalf of the Company against its directors and its CEO, and the Company as a nominal defendant, in the Supreme Court of the State of New York. The complaint asserts a claim for breach of fiduciary duty in connection with alleged overrating of asset-backed securities and underrating of municipal securities. On October 20, 2009, the Company moved to dismiss or stay the action in favor of related federal litigation. On January 26, 2010, the court entered a stipulation and order, submitted jointly by the parties, staying the Nadoff litigation pending coordination and prosecution of similar claims in the above and below described federal derivative actions. On July 6, 2009, W. A. Sokolowski, a purported shareholder of the Company, filed a purported shareholder derivative complaint on behalf of the Company against its directors and current and former officers, and the Company as a nominal defendant, in the United States District Court for the Southern District of New York. The complaint asserts claims relating to alleged mismanagement of the Company's processes for rating structured finance transactions, alleged insider trading and causing the Company to buy back its own stock at artificially inflated prices.

Two purported class action complaints have been filed by purported purchasers of the Company's securities against the Company and certain of its senior officers, asserting claims under the federal securities laws. The first was filed by Raphael Nach in the U.S. District Court for the Northern District of Illinois on July 19, 2007. The second was filed by Teamsters Local 282 Pension Trust Fund in the U.S. District Court for the Southern District of New York on September 26, 2007. Both actions have been consolidated into a single proceeding entitled In re Moody's Corporation Securities Litigation in the U.S. District Court for the Southern District of New York. On June 27, 2008, a consolidated amended complaint was filed, purportedly on behalf of all purchasers of the Company's securities during the period February 3, 2006 through October 24, 2007. Plaintiffs allege that the defendants issued false and/or misleading statements concerning the Company's business conduct, business prospects, business conditions and financial results relating primarily to MIS's ratings of structured finance products including RMBS, CDO and constant-proportion debt obligations. The plaintiffs seek an unspecified amount of compensatory damages and their reasonable costs and expenses incurred in connection with the case. The Company moved for dismissal of the consolidated amended complaint in September 2008. On February 23, 2009, the court issued an opinion dismissing certain claims and sustaining others.

Moody's Analytics is cooperating with an investigation by the SEC concerning services provided by that unit to certain financial institutions in connection with the valuations used by those institutions with respect to certain financial instruments held by such institutions.

For claims, litigation and proceedings not related to income taxes, where it is both probable that a liability is expected to be incurred and the amount of loss can be reasonably estimated, the Company records liabilities in the consolidated financial statements and periodically adjusts these as appropriate. In other instances, because of uncertainties related to the probable outcome and/or the amount or range of loss, management does not record a liability but discloses the contingency if significant. As additional information becomes available, the Company adjusts its assessments and estimates of such matters accordingly. In view of the inherent difficulty of predicting the outcome of litigation, regulatory, enforcement and similar matters and contingencies, particularly where the claimants seek large or indeterminate damages or where the parties assert novel legal theories or the matters involve a large number of parties, the Company cannot predict what the eventual outcome of the pending matters will be or the timing of any resolution of such matters. The Company also cannot predict the impact (if any) that any such matters may have on how its business is conducted, on its competitive position or on its financial position, results of operations or cash flows. As the process to resolve the pending matters referred to above progresses, management will continue to review the latest information available and assess its ability to predict the outcome of such matters and the effects, if any, on its operations and financial condition. However, in light of the inherent uncertainties involved in these matters, the large or indeterminate damages sought in some of them and the novel theories of law asserted, an estimate of the range of possible losses cannot be made at this time. For income tax matters, the Company employs the prescribed methodology of Topic 740 of the ASC which requires a company to first determine whether it is more-likely-than-not (defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more-likely-than-not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Legacy Tax Matters

Moody's continues to have exposure to potential liabilities arising from Legacy Tax Matters. As of December 31, 2010, Moody's has recorded liabilities for Legacy Tax Matters totaling $59.3 million. This includes liabilities and accrued interest due to New D&B arising from the 2000 Distribution Agreement. It is possible that the ultimate liability for Legacy Tax Matters could be greater than the liabilities recorded by the Company, which could result in additional charges that may be material to Moody's future reported results, financial position and cash flows.

The following summary of the relationships among Moody's, New D&B and their predecessor entities is important in understanding the Company's exposure to the Legacy Tax Matters.

In November 1996, The Dun & Bradstreet Corporation separated into three separate public companies: The Dun & Bradstreet Corporation, ACNielsen Corporation and Cognizant Corporation. In June 1998, The Dun & Bradstreet Corporation separated into two separate public companies: Old D&B and R.H. Donnelley Corporation. During 1998, Cognizant separated into two separate public companies: IMS Health Incorporated and Nielsen Media Research, Inc. In September 2000, Old D&B separated into two separate public companies: New D&B and Moody's.

Old D&B and its predecessors entered into global tax planning initiatives in the normal course of business. These initiatives are subject to normal review by tax authorities. Old D&B and its predecessors also entered into a series of agreements covering the sharing of any liabilities for payment of taxes, penalties and interest resulting from unfavorable IRS determinations on certain tax matters, and certain other potential tax liabilities, all as described in such agreements. Further, in connection with the 2000 Distribution and pursuant to the terms of the 2000 Distribution Agreement, New D&B and Moody's have agreed on the financial responsibility for any potential liabilities related to these Legacy Tax Matters.

At the time of the 2000 Distribution, New D&B paid Moody's $55.0 million for 50% of certain anticipated future tax benefits through 2012. In the event that these tax benefits are not claimed or otherwise not realized by New D&B, or there is an IRS audit of New D&B impacting these tax benefits, Moody's would be required to repay to New D&B an amount equal to the discounted value of its share of the related future tax benefits as well as its share of any tax liability incurred by New D&B. As of December 31, 2010, Moody's liability with respect to this matter totaled $57.3 million. In 2008, as part of this matter, and due to a statute of limitations expiration, Moody's recorded a reduction of accrued interest expense of $2.3 million ($1.4 million, net of tax) and an increase in other non-operating income of $6.4 million relating to amounts due to New D&B.

In 2005, settlement agreements were executed with the IRS with respect to certain Legacy Tax Matters related to the years 1989-1990 and 1993-1996. With respect to these settlements, Moody's and New D&B believed that IMS Health and NMR did not pay their full share of the liability to the IRS under the terms of the applicable separation agreements between the parties. Moody's and New D&B subsequently paid these amounts to the IRS and commenced arbitration proceedings against IMS Health and NMR to resolve this dispute. This resulted in settlement payments to Moody's of $6.7 million ($6.1 million as a reduction of interest expense and $0.6 million as a reduction of selling, general and administrative expense) in 2008 and $10.8 million ($6.5 million as a reduction of interest expense and $4.3 million as a reduction of tax expense) in 2009. The aforementioned settlement payments resulted in net income benefits of $4 million and $8.2 million in 2008 and 2009, respectively. The Company continues to carry a $2 million liability for this matter.

In 2006, New D&B and Moody's each deposited $39.8 million with the IRS in order to stop the accrual of statutory interest on potential tax deficiencies with respect to the 1997 through 2002 tax years. In 2007, New D&B and Moody's requested a return of that deposit. The IRS applied a portion of the deposit in satisfaction of an assessed deficiency and returned the balance to the Company. Moody's subsequently pursued a refund for a portion of the outstanding amount. In May 2010, the IRS refunded $5.2 million to the Company for the 1997 tax year, which included interest of approximately $2.5 million resulting in an after-tax benefit of $4.6 million.

NOTE 18 SEGMENT INFORMATION

Beginning in January 2008, Moody's segments were changed to reflect the business Reorganization announced in August 2007. As a result of the Reorganization, the rating agency is reported in the MIS segment and several ratings business lines have been realigned. All of Moody's other non-rating commercial activities are reported in the MA segment. As a result, the Company began operating in two reportable segments beginning in January 2008.

Revenue for MIS and expenses for MA include an intersegment royalty charged to MA for the rights to use and distribute content, data and products developed by MIS. Additionally, overhead costs and corporate expenses of the Company, all of which were previously included in the former MIS segment, are allocated to each new segment based on a revenue-split methodology. Overhead expenses include costs such as rent and occupancy, information technology and support staff such as finance, human resource, information technology and legal. "Eliminations" in the table below represents intersegment royalty revenue/expense. Below is financial information by segment, MIS and MA revenue by LOB and consolidated information by geographic area and total assets by segment. The effects of the change in the composition of reportable segments have been reflected throughout the accompanying financial statements.

FINANCIAL INFORMATION BY SEGMENT:

	Year Ended December 31,							
	2010				2009			
	MIS	MA	Eliminations	Consolidated	MIS	MA	Eliminations	Consolidated
Revenue	**$1,466.3**	**$627.0**	**$ (61.3)**	**$ 2,032.0**	$1,277.7	$579.5	$ (60.0)	$ 1,797.2
Expenses:								
Operating and SG&A	**783.0**	**471.1**	**(61.3)**	**1,192.8**	680.1	408.0	(60.0)	1,028.1
Restructuring	**0.1**	**—**	**—**	**0.1**	9.1	8.4	—	17.5
Depreciation and amortization	**33.8**	**32.5**	**—**	**66.3**	31.3	32.8	—	64.1
Total	**816.9**	**503.6**	**(61.3)**	**1,259.2**	720.5	449.2	(60.0)	1,109.7
Operating income	**$ 649.4**	**$123.4**	**$ —**	**$ 772.8**	$ 557.2	$130.3	$ —	$ 687.5

	Year Ended December 31, 2008			
	MIS	MA	Eliminations	Consolidated
Revenue	$ 1,268.3	$ 550.7	$ (63.6)	$ 1,755.4
Expenses:				
Operating and SG&A	636.0	362.2	(63.6)	934.6
Restructuring	(1.6)	(0.9)	—	(2.5)
Depreciation and amortization	33.3	41.8	—	75.1
Total	667.7	403.1	(63.6)	1,007.2
Operating income	$ 600.6	$ 147.6	$ —	$ 748.2

The cumulative restructuring charges from inception through December 31, 2010 incurred for both the 2007 and 2009 Restructuring Plans, which are further discussed in Note 10 above, are $48.9 million and $16.2 million for the MIS and MA operating segments, respectively.

MIS AND MA REVENUE BY LINE OF BUSINESS

As part of the Reorganization there were several realignments within the MIS LOB as follows: Sovereign and sub-sovereign ratings, which were previously part of financial institutions; infrastructure/utilities ratings, which were previously part of CFG; and project finance, which was previously part of structured finance, were combined with the public finance business to form a new LOB called public, project and infrastructure finance or PPIF. In addition, real estate investment trust ratings were moved from FIG and CFG to the SFG business. Furthermore, in August 2008, the global managed investments ratings group which was previously part of SFG, was moved to the FIG business.

Within MA, various aspects of the legacy MIS research business and MKMV business were combined in 2008 to form the subscriptions, software and professional services LOB. The subscriptions business included credit and economic research, data and analytical models that are sold on a subscription basis; the software business included license and maintenance fees for credit risk software products; and the professional services business included risk modeling, credit scorecard development, and other specialized analytical projects, as well as credit education services that are typically sold on a per-engagement basis.

In 2009, the aforementioned MA businesses were realigned and renamed to reflect the reporting unit structure for the MA segment at December 31, 2009. Pursuant to this realignment the subscriptions business was renamed RD&A and the software business was renamed RMS. The revised groupings classify certain subscription-based risk management software revenue and advisory services relating to software sales to the redefined RMS business.

The tables below present revenue by LOB within each new segment and reflects the related intra-segment realignment:

	Year Ended December 31,		
	2010	**2009**	**2008**
MIS:			
Corporate finance	**$ 563.9**	$ 408.2	$ 307.0
Structured finance	**290.8**	304.9	404.7
Financial institutions	**278.7**	258.5	263.0
Public, project and infrastructure finance	**271.6**	246.1	230.0
Total external revenue	**1,405.0**	1,217.7	1,204.7
Intersegment royalty	**61.3**	60.0	63.6
Total	**1,466.3**	1,277.7	1,268.3
MA:			
RD&A	**425.0**	413.6	418.7
RMS	**173.2**	145.1	108.8
Professional services	**28.8**	20.8	23.2
Total	**627.0**	579.5	550.7
Eliminations	**(61.3)**	(60.0)	(63.6)
Total MCO	**$ 2,032.0**	$ 1,797.2	$ 1,755.4

CONSOLIDATED INFORMATION BY GEOGRAPHIC AREA

	Year Ended December 31,		
	2010	**2009**	**2008**
Revenue:			
U.S.	**$1,089.5**	$ 920.8	$ 910.1
International:			
EMEA	**627.4**	624.7	603.1
Other	**315.1**	251.7	242.2
Total International	**942.5**	876.4	845.3
Total	**$2,032.0**	$1,797.2	$1,755.4
Long-lived assets at December 31:			
United States	**$ 476.5**	$ 465.0	$ 456.4
International	**477.1**	282.1	243.3
Total	**$ 953.6**	$ 747.1	$ 699.7

TOTAL ASSETS BY SEGMENT

	December 31, 2010				December 31, 2009			
	MIS	MA	Corporate Assets (a)	Consolidated	MIS	MA	Corporate Assets (a)	Consolidated
Total Assets	**$ 639.0**	**$ 910.0**	**$ 991.3**	**$ 2,540.3**	$ 579.4	$ 724.9	$ 699.0	$ 2,003.3

(a) Represents common assets that are shared between each segment or utilized by the corporate entity. Such assets primarily include cash and cash equivalents, short-term investments, unallocated property and equipment and deferred tax assets.

NOTE 19 VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable allowances represent adjustments to customer billings that are estimated when the related revenue is recognized and also represents an estimate for uncollectible accounts. The valuation allowance on deferred tax assets relates to foreign net operating losses for which realization is uncertain. Below is a summary of activity for both allowances:

Year Ended December 31,	Balance at Beginning of the Year	Additions	Write-offs and Adjustments	Balance at End of the Year
2010				
Accounts receivable allowance	$ (24.6)	$ (46.5)	$ 38.1	$ (33.0)
Deferred tax assets – valuation allowance	$ (4.5)	$ (8.8)	$ 0.5	$ (12.8)
2009				
Accounts receivable allowance	$ (23.9)	$ (41.2)	$ 40.5	$ (24.6)
Deferred tax assets – valuation allowance	$ (0.7)	$ (4.5)	$ 0.7	$ (4.5)
2008				
Accounts receivable allowance	$ (16.2)	$ (39.6)	$ 31.9	$ (23.9)
Deferred tax assets – valuation allowance	$ —	$ (0.7)	$ —	$ (0.7)

NOTE 20 OTHER NON-OPERATING INCOME (EXPENSE), NET

The following table summarizes the components of other non-operating income (expense) as presented in the consolidated statements of operations:

	Year Ended December 31,		
	2010	2009	2008
FX gain/(loss)	**$ (5.1)**	$ (9.5)	$ 24.7
Legacy Tax (see Note 17)	**—**	—	11.0
Joint venture income	**2.8**	6.1	3.9
Other	**(3.6)**	(4.5)	(5.8)
Total	**$ (5.9)**	$ (7.9)	$ 33.8

NOTE 21 RELATED PARTY TRANSACTIONS

Moody's Corporation made grants of $4.4 million to The Moody's Foundation in 2010. No grants were made during the years ended December 31, 2009 and 2008. The Foundation carries out philanthropic activities primarily in the areas of education and health and human services. Certain members of Moody's senior management are on the Board of the Foundation.

NOTE 22 **QUARTERLY FINANCIAL DATA (UNAUDITED)**

	Three Months Ended			
(amounts in millions, except EPS)	**March 31**	**June 30**	**September 30**	**December 31**
2010				
Revenue	**$ 476.6**	**$477.8**	**$ 513.3**	**$ 564.3**
Operating income	**$ 196.8**	**$190.5**	**$ 188.9**	**$ 196.6**
Net income attributable to Moody's	**$ 113.4**	**$121.0**	**$ 136.0**	**$ 137.4**
EPS:				
Basic	**$ 0.48**	**$ 0.51**	**$ 0.58**	**$ 0.59**
Diluted	**$ 0.47**	**$ 0.51**	**$ 0.58**	**$ 0.58**
2009				
Revenue	$ 408.9	$ 450.7	$ 451.8	$ 485.8
Operating income	$ 148.9	$ 187.2	$ 172.5	$ 178.9
Net income attributable to Moody's	$ 90.2	$ 109.3	$ 100.6	$ 101.9
EPS:				
Basic	$ 0.38	$ 0.46	$ 0.43	$ 0.43
Diluted	$ 0.38	$ 0.46	$ 0.42	$ 0.43

Basic and diluted EPS are computed for each of the periods presented. The number of weighted average shares outstanding changes as common shares are issued pursuant to employee stock plans and for other purposes or as shares are repurchased. Therefore, the sum of basic and diluted EPS for each of the four quarters may not equal the full year basic and diluted EPS.

The quarterly financial data includes a $4.6 million and an $8.2 million benefit to net income related to the resolution of Legacy Tax Matters for the three months ended June 30, 2010 and June 30, 2009, respectively. Additionally, there was a tax benefit of approximately $17.6 million during the three months ended September 30, 2010 resulting from the indefinite reinvestment of certain foreign earnings and a tax benefit of approximately $18.4 million in the three months ended December 31, 2010 resulting from the utilization of foreign tax credits and lower state taxes. There were pre-tax restructuring charges of $11.8 million, $3.1 million and $3.7 million for the three months ended March 31, 2009, June 30, 2009 and September 30, 2009, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On or about February 28, 2008, the independent registered public accounting firm for the Company and the Profit Participation Plan of Moody's Corporation was changed from PricewaterhouseCoopers LLP to KPMG LLP. Information regarding this change in the independent registered public accounting firm was disclosed in our Current Report on Form 8-K dated March 5, 2008. There were no disagreements or any reportable events requiring disclosure under Item 304(b) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, as required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, as of the end of the period covered by this report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to provide reasonable assurance that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes In Internal Control Over Financial Reporting

Information in response to this Item is set forth under the caption "Management's Report on Internal Control Over Financial Reporting", in Part II, Item 8 of this annual report on Form 10-K.

In addition, the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has determined that there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, these internal controls over financial reporting during the period covered by this report.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Except for the information relating to the executive officers of the Company set forth in Part I of this annual report on Form 10-K, the information called for by Items 10-13 is contained in the Company's definitive proxy statement for use in connection with its annual meeting of stockholders scheduled to be held on April 19, 2011, and is incorporated herein by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

ITEM 11. EXECUTIVE COMPENSATION

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The Audit Committee has established a policy setting forth the requirements for the pre-approval of audit and permissible non-audit services to be provided by the Company's independent registered public accounting firm. Under the policy, the Audit Committee pre-approves the annual audit engagement terms and fees, as well as any other audit services and specified categories of non-audit services, subject to certain pre-approved fee levels. In addition, pursuant to the policy, the Audit Committee has authorized its chair to pre-approve other audit and permissible non-audit services up to $50,000 per engagement and a maximum of $250,000 per year. The policy requires that the Audit Committee chair report any pre-approval decisions to the full Audit Committee at its next scheduled meeting. For the year ended December 31, 2010, the Audit Committee approved all of the services provided by the Company's independent registered public accounting firm, which are described below.

Audit Fees

The aggregate fees for professional services rendered for (i) the integrated audit of the Company's annual financial statements for the years ended December 31, 2010 and 2009, (ii) the review of the financial statements included in the Company's Reports on Forms 10-Q and 8-K, and (iii) statutory audits of non-U.S. subsidiaries, were approximately $2.0 million and $1.8 million in 2010 and 2009, respectively. These fees included amounts accrued but not billed of $1.3 million in each 2010 and 2009.

Audit-Related Fees

The aggregate fees billed for audit-related services rendered to the Company were approximately $0.1 million in both of the years ended December 31, 2010 and 2009. Such services included employee benefit plan audits.

Tax Fees

The aggregate fees billed for professional services rendered for tax services rendered by the auditors for the years ended December 31, 2010 and 2009 were $0 and $6,900, respectively.

All Other Fees

The aggregate fees billed for all other services rendered to the Company by KPMG LLP for the year ended December 31, 2010 and 2009 were $0 and $0, respectively.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

LIST OF DOCUMENTS FILED AS PART OF THIS REPORT.

(1) Financial Statements.
See Index to Financial Statements on page 58, in Part II. Item 8 of this Form 10-K.

(2) Financial Statement Schedules.
None.

(3) Exhibits.
See Index to Exhibits on pages 106 – 109 of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOODY'S CORPORATION
(Registrant)

By: /s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

Date: February 25, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

/s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.,
Chairman of the Board and Chief Executive Officer (principal executive officer)

/s/ LINDA S. HUBER

Linda S. Huber,
Executive Vice President and Chief Financial Officer (principal financial officer)

/s/ JOSEPH MCCABE

Joseph McCabe,
Senior Vice President—Corporate Controller (principal accounting officer)

/s/ BASIL L. ANDERSON

Basil L. Anderson,
Director

/s/ ROBERT R. GLAUBER

Robert R. Glauber,
Director

/s/ EWALD KIST

Ewald Kist,
Director

/s/ CONNIE MACK

Connie Mack,
Director

/s/ HENRY A. MCKINNELL, JR.

Henry A. McKinnell, Jr. Ph.D.,
Director

/s/ NANCY S. NEWCOMB

Nancy S. Newcomb,
Director

/s/ JOHN K. WULFF

John K. Wulff,
Director

/s/ DARRELL DUFFIE

Darrell Duffie,
Director

Date: February 25, 2011

INDEX TO EXHIBITS

S-K EXHIBIT NUMBER

3 **Articles Of Incorporation And By-laws**

.1 Restated Certificate of Incorporation of the Registrant dated June 15, 1998, as amended effective June 30, 1998, as amended effective October 1, 2000, and as further amended effective April 26, 2005 (incorporated by reference to Exhibit 3.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000, and Exhibit 3.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed April 27, 2005)

.2 Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3 to the Report on Form 8-K of the Registrant, file number 1-14037, filed February 25, 2008)

4 **Instruments Defining The Rights Of Security Holders, Including Indentures**

.1 Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)

.2 Note Purchase Agreement, dated as of September 30, 2005, by and among Moody's Corporation and the note purchasers party thereto, including the form of the 4.98% Series 2005-1 Senior Unsecured Note due 2015 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 5, 2005).

.3 Note Purchase Agreement, dated as of September 7, 2007, by and among Moody's Corporation and the note purchasers party thereto, including the form of the 6.06% Series 2007-1 Senior Unsecured Note due 2017 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed September 13, 2007)

.4 Five-Year Credit Agreement, dated as of September 28, 2007, among Moody's Corporation, the Borrowing Subsidiaries party thereto, the Lenders party thereto, Citibank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, and JPMorgan Chase Bank, N.A., as documentation agent (incorporated by reference to Exhibit 99.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2007)

.5 Five-Year Credit Agreement, dated as of May 7, 2008, with JPMorgan Chase Bank, N.A., as administrative agent, Bank of China and Fifth Third Bank, as co-syndication agents, Barclays Commercial Bank, as documentation agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Commerce Bank, N.A., as co-agents, J.P. Morgan Securities, Inc., as lead arranger and bookrunner, and the lenders party thereto (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 8, 2008)

.6 Indenture, dated as of August 19, 2010, between Moody's Corporation and Wells Fargo, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed August 19, 2010)

.7 Supplemental Indenture, dated as of August 19, 2010, between Moody's Corporation and Wells Fargo, National Association, as trustee, including the form of the 5.50% Senior Notes due 2020 (incorporated by reference to Exhibit 4.2 to the Report on Form 8-K of the Registrant, file number 1-14037, filed August 19, 2010)

10 **Material Contracts**

.1 Distribution Agreement, dated as of September 30, 2000, between the Registrant and The Dun & Bradstreet Corporation (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)

.2 Tax Allocation Agreement, dated as of September 30, 2000, between the Registrant and The Dun & Bradstreet Corporation (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)

.3 Employee Benefits Agreement, dated as of September 30, 2000, between the Registrant and The Dun & Bradstreet Corporation (f.k.a. The New D&B Corporation) (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 4, 2000)

.4† Profit Participation Benefit Equalization Plan of Moody's Corporation (incorporated by reference to Exhibit 10.11 to Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 14, 2000)

.5†	The Moody's Corporation Nonfunded Deferred Compensation Plan for Non-Employee Directors (as amended December 16, 2008) (incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2009)
.6†	1998 Moody's Corporation Replacement Plan for Certain Non-Employee Directors Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q, file number 1- 14037, filed November 14, 2000)
.7†	1998 Moody's Corporation Replacement Plan for Certain Employees Holding Dun & Bradstreet Corporation Equity-Based Awards (incorporated by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 14, 2000)
.8†	1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (as amended and restated on April 23, 2001; amended October 23, 2006 and December 15, 2008) (incorporated by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2009)
.9†	1998 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 14, 2000).
.10†	Moody's Corporation Career Transition Plan (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed March 15, 2001)
.11	Distribution Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed August 14, 1998)
.12†	Moody's Corporation Deferred Compensation Plan, effective as of January 1, 2008 (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 26, 2007)
.13	Form of Separation Agreement and General Release used by the Registrant with its Career Transition Plan. (incorporated by reference to Exhibit 99.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed November 20, 2007)
.14	Commercial Paper Dealer Agreement, dated as of October 3, 2007, between Moody's Corporation and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 9, 2007)
.15	Commercial Paper Dealer Agreement, dated as of October 3, 2007, between Moody's Corporation and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 9, 2007)
.16	Commercial Paper Dealer Agreement, dated as of October 3, 2007, between Moody's Corporation and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K of the Registrant, file number 1-14037, filed October 9, 2007)
.17	Issuing and Paying Agency Agreement, dated as of September 28, 2007, between Moody's Corporation and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 2, 2007)
.18	Form of Assumption Agreement among Moody's Corporation, JP Morgan Chase Bank, as administrative agent, and each lender signatory thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 3, 2007)
.19†	Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (as amended, December 15, 2009) (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed April 26, 2010)
.20	Tax Allocation Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed August 14, 1998)
.21	Employee Benefits Agreement, dated as of June 30, 1998, between R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation) and the Registrant (f.k.a. The New Dun & Bradstreet Corporation) (incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed August 14, 1998)

.22	Distribution Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(x) to R.H. Donnelley Corporation's (f.k.a. The Dun & Bradstreet Corporation) Annual Report on Form 10-K, file number 1-7155, filed March 27, 1997)
.23	Tax Allocation Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(y) to R.H. Donnelley Corporation's (f.k.a. The Dun & Bradstreet Corporation) Annual Report on Form 10-K, file number 1-7155, filed March 27, 1997)
.24	Employee Benefits Agreement, dated as of October 28, 1996, among R.H. Donnelley Corporation (f.k.a. The Dun & Bradstreet Corporation), Cognizant Corporation and ACNielsen Corporation (incorporated by reference to Exhibit 10(y) to R.H. Donnelley Corporation's (f.k.a. The Dun & Bradstreet Corporation) Annual Report on Form 10-K, file number 1-7155, filed March 27, 1997)
.25	Agreement and Plan of Merger and Stock Purchase Agreement, dated as of February 10, 2002, by and among Moody's Corporation, XYZ Acquisition LLC, KMV LLC, KMV Corporation and the principal members of KMV LLC and the shareholders of KMV Corporation identified therein (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed February 22, 2002)
.26†	Form of Employee Non-Qualified Stock Option and Restricted Stock Grant Agreement for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 3, 2004)
.27†	Form of Non-Employee Director Restricted Stock Grant Agreement for the 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan (as amended on April 23, 2001) (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 3, 2004)
.28†	2004 Moody's Corporation Covered Employee Cash Incentive Plan (as amended on December 15, 2009) (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K of the Registrant, file number 1-14037, filed April 26, 2010)
.29†	Description of Bonus Terms under the 2004 Moody's Corporation Covered Employee Cash Incentive Plan (as amended, December 15, 2009) (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 3, 2004)
.30†	Director Compensation Arrangements (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 2, 2006)
.31	Agreement of Lease, dated September 7, 2006, between Moody's Corporation and 7 World Trade Center, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed November 2, 2006)
.32	Agreement for Lease, dated February 6, 2008, among CWCB Properties (DS7) Limited, CWCB Properties (DS7) Limited and CW Leasing DS7F Limited, Canary Wharf Holdings Limited, Moody's Investors Service Limited, and Moody's Corporation (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed February 12, 2008)
.33	Agreement for Lease, dated February 6, 2008, among Canary Wharf (Car Parks) Limited, Canary Wharf Holdings Limited, Canary Wharf Management Limited, Moody's Investors Service Limited, and Moody's Corporation (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K of the Registrant, file number 1-14037, filed February 12, 2008)
.34	Storage Agreement for Lease dated February 6, 2008 among Canary Wharf (Car Parks) Limited, Canary Wharf Holdings Limited, Canary Wharf Management Limited, Moody's Investors Service Limited, and Moody's Corporation (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K of the Registrant file number 1-14037, filed February 12, 2008)
.35	Moody's Corporation 1999 Employee Stock Purchase Plan (as amended and restated December 15, 2008) (formerly, The Dun & Bradstreet Corporation 1999 Employee Stock Purchase Plan) (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2009)
.36†	Supplemental Executive Benefit Plan of Moody's Corporation, amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February, 29, 2008)

S-K EXHIBIT NUMBER

	.37†	Pension Benefit Equalization Plan of Moody's Corporation, amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February, 29, 2008)
	.38†	Moody's Corporation Retirement Account, amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February, 29, 2008)
	.39†	First Amendment to the Moody's Corporation Retirement Account (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed August 2, 2010)
	.40†	Second Amendment to the Moody's Corporation Retirement Account (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed August 2, 2010)
	.41†*	Third Amendment to the Moody's Corporation Retirement Account.
	.42†	Profit Participation Plan of Moody's Corporation, amended and restated as of January 1, 2007 (incorporated by reference to Exhibit 10.41 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February, 29, 2008)
	.43†*	Third Amendment to the Profit Participation Plan of Moody's Corporation.
	.44†	Moody's Corporation Career Transition Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed May 8, 2008)
	.45†	Moody's Corporation Cafeteria Plan, effective January 1, 2008 (incorporated by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K, file number 1-14037, filed February 27, 2009)
	.46†	Separation Agreement and general release between the Company and Brian M. Clarkson, dated May 7, 2008 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, file number 1-14037, filed August 4, 2008)
	.47	Moody's Corporation Change in Control Severance Plan (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K of the Registrant, file number 1-14037, filed December 20, 2010)
	.48†*	Form of Performance Share Award Letter for the Amended and Restated 2001 Moody's Corporation Key Employees' Stock Incentive Plan.
21*	**SUBSIDIARIES OF THE REGISTRANT List of Active Subsidiaries as of December 31, 2010**	
23	**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**	
	.1*	Consent of KPMG LLP
31	**CERTIFICATIONS 302 OF THE SARBANES-OXLEY ACT OF 2002**	
	.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
	.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	**CERTIFICATIONS PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**	
	.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (The Company has furnished this certification and does not intend for it to be considered filed under the Securities Exchange Act of 1934 or incorporated by reference into future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934)
	.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (The Company has furnished this certification and does not intend for it to be considered filed under the Securities Exchange Act of 1934 or incorporated by reference into future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934)
101	**XBRL – RELATED DOCUMENTS**	
	.DEF** XBRL Definitions Linkbase Document	
	.INS** XBRL Instance Document	
	.SCH** XBRL Taxonomy Extension Schema Document	
	.CAL** XBRL Taxonomy Extension Calculation Linkbase Document	
	.LAB** XBRL Taxonomy Extension Labels Linkbase Document	
	.PRE** XBRL Taxonomy Extension Presentation Linkbase Document	

* Filed herewith

** Furnished with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010

† Management contract of compensatory plan or arrangement

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

LIST OF SUBSIDIARIES AS OF DECEMBER 31, 2010

The following is a list of active subsidiaries as of December 31, 2010.

U.S. Entities

Name	Jurisdiction
MIS Asset Holdings, Inc.	Delaware
MIS Quality Management Corp.	Delaware
Moody's Advisors Inc.	Delaware
Moody's Assurance Company, Inc.	New York
Moody's Assureco, Inc.	Delaware
Moody's Capital Markets Research, Inc.	Delaware
Moody's Investors Service, Inc.	Delaware
Moody's Analytics, Inc.	Delaware
Moody's Overseas Holdings, Inc.	Delaware
Moody's Research Labs, Inc.	Delaware
Moody's Risk Services Corp.	Delaware
Moody's Shared Services, Inc.	Delaware
Fermat Inc.	Delaware

Foreign Entities

Name	Jurisdiction
Administración de Calificadora S.A.	Mexico
CSI Global Education Inc.	Canada
Fermat Australia Pty. Ltd.	Australia
Fermat Finance SPRL	Belgium
Fermat FZ LLC	Dubai Internet City
Fermat GmBH	Germany
Fermat International SA	Belgium
Fermat Limited	Hong Kong
Fermat Private Ltd.	Singapore
Fermat SAS	France
Fermatsa Servicos de Informatica LTDA.	Brazil
Korea Investors Service, Inc.	Korea
Midroog Ltd.	Israel
Moody's America Latina Ltda.	Brazil
Moody's Analytics Australia Pty. Ltd.	Australia
Moody's Analytics do Brasil Ltda.	Brazil
Moody's Analytics Canada Inc.	Canada
Moody's Analytics Czech Republic s.r.o.	Czech Republic
Moody's Analytics (DIFC) Limited	Dubai International Finance Centre
Moody's Analytics France SAS	France
Moody's Analytics Deutschland GmbH	Germany
Moody's Analytics Hong Kong Ltd.	Hong Kong
Moody's Analytics Ireland Ltd.	Ireland
Moody's Analytics Japan KK	Japan
Moody's Analytics Korea Co. Ltd.	Korea
Moody's Analytics Singapore Pte. Ltd.	Singapore
Moody's Analytics (Thailand) Co. Ltd.	Thailand

Name	Jurisdiction
Moody's Analytics UK Ltd.	United Kingdom
Moody's Asia-Pacific Group (Singapore) Pte. Ltd.	Singapore
Moody's Asia Pacific Ltd.	Hong Kong
Moody's Canada, Inc.	Canada
Moody's Canada LP	Canada
Moody's Central Europe A.S.	Czech Republic
Moody's Central Europe (BVI) Ltd.	British Virgin Islands
Moody's China (BVI) Ltd.	British Virgin Islands
Moody's Company Hong Kong Ltd.	Hong Kong
Moody's de Mexico S.A. de C.V.	Mexico
Moody's Deutschland GmbH	Germany
Moody's Dubai (BVI) Ltd.	British Virgin Islands
Moody's Eastern Europe LLC	Russia
Moody's France S.A.S.	France
Moody's Group Australia Pty. Ltd.	Australia
Moody's Group Cyprus Ltd.	Cyprus
Moody's Group Deutschland GmbH	Germany
Moody's Group France SAS	France
Moody's Group Japan GK	Japan
Moody's Group UK Ltd.	United Kingdom
Moody's Holdings (BVI) Ltd.	British Virgin Islands
Moody's Holdings Ltd.	United Kingdom
Moody's Indonesia (BVI) Ltd.	British Virgin Islands
Moody's Interfax Rating Agency Ltd.	Russia
Moody's Investment Co. India Pvt. Ltd.	India
Moody's Investors Service Beijing Ltd.	China
Moody's Investors Service (BVI) Ltd.	British Virgin Islands
Moody's Investors Service Cyprus Ltd.	Cyprus
Moody's Investors Service Espana, S.A.	Spain
Moody's Investors Service Hong Kong Ltd.	Hong Kong
Moody's Investors Service (Korea) Inc.	Korea
Moody's Investors Service Ltd.	United Kingdom
Moody's Investors Service Pty. Ltd.	Australia
Moody's Investors Service Singapore Pte. Ltd.	Singapore
Moody's Investors Service (South Africa) Pty. Ltd.	South Africa
Moody's Israel Holdings, Inc.	British Virgin Islands
Moody's Italia S.r.l.	Italy
Moody's Japan Kabushiki Kaisha	Japan
Moody's Latin America Calificadora de Riesgo S.A.	Argentina
Moody's Latin America Holding Corp.	British Virgin Islands
Moody's Mauritius Holdings Ltd.	Mauritius
Moody's Middle East Ltd.	Dubai International Finance Centre
Moody's Singapore Pte. Ltd.	Singapore
Moody's Software Development (Shenzhen) Ltd.	China
Moody's South Africa (BVI) Ltd.	British Virgin Islands
Moody's Wall Street Analytics UK Ltd.	United Kingdom

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Moody's Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-170727, No. 333-170753, No. 333-145127, No. 333-126564, No. 333-103496, No. 333-47848, No. 333-81121, No. 333-68555, No. 333-64653, No. 333-60737, No. 333-57915, No. 333-57267) of Moody's Corporation of our report dated February 25, 2011, with respect to the consolidated balance sheets of Moody's Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows and shareholders' deficit, for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of Moody's Corporation.

/s/ KPMG LLP

New York, New York

February 25, 2011

EXHIBIT 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond W. McDaniel, Jr., Chairman and Chief Executive Officer of Moody's Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Moody's Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

February 25, 2011

EXHIBIT 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Linda S. Huber, Executive Vice President and Chief Financial Officer of Moody's Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Moody's Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ LINDA S. HUBER

Linda S. Huber
Executive Vice President and Chief Financial Officer

February 25, 2011

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Moody's Corporation on Form 10-K for the year ended December 31, 2010 as filed with the SEC on the date hereof (the "Report"), I, Raymond W. McDaniel, Jr., Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RAYMOND W. MCDANIEL, JR.

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

February 25, 2011

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Moody's Corporation on Form 10-K for the year ended December 31, 2010 as filed with the SEC on the date hereof (the "Report"), I, Linda S. Huber, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ LINDA S. HUBER

Linda S. Huber
Executive Vice President and Chief Financial Officer

February 25, 2011

MOODY'S CORPORATE INFORMATION

CORPORATE OFFICE

7 World Trade Center at
250 Greenwich Street
New York, NY 10007
Telephone: +1-212-553-0300

www.moodys.com

TRANSFER AGENT, REGISTRAR

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

Telephone within the U.S.:
+1-866-714-7299

Telephone outside the U.S.:
+1-718-921-8124

Hearing impaired: +1-866-703-9077

Online Shareholder Account Information
Website: www.amstock.com
Email: info@amstock.com

INDEPENDENT ACCOUNTANTS

KPMG LLP
345 Park Avenue
New York, NY 10154

FORM 10-K AND OTHER REPORTS:

CORPORATE GOVERNANCE
The Form 10-K, along with other Moody's SEC filings and corporate governance documents, are available without charge on http://ir.moodys.com.

The Company has filed its annual report on Form 10-K for the year ended December 31, 2010 with the Securities and Exchange Commission.

A copy of the Form 10-K is available, without charge, upon request to the Investor Relations Department.

The Company has submitted to the New York Stock Exchange the Chief Executive Officer's certification that he is unaware of any violation by the Company of the NYSE's corporate governance listing standards. The Company has filed the Chief Executive Officer and Chief Financial Officer certifications as exhibits to the most recently filed Form 10-K, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 required to be filed with the SEC.

COMMON STOCK INFORMATION

The Company's common stock trades on the New York Stock Exchange under the symbol "MCO".

INVESTOR RELATIONS

Telephone: +1-212-553-4857
Email: ir@moodys.com
Website: http://ir.moodys.com

MOODY'S ENVIRONMENTAL POLICIES

Moody's places great value on stewardship of the environments in which we live and work, and has implemented policies and programs that support more efficient use of natural resources. Examples we have taken to reduce the impact of our business on the environment include:

- LEED (Leadership in Energy and Environmental Design) certification, or local equivalent, for new office sites that house the majority of our employees
- Use of energy-saving lighting control systems, water-conserving plumbing fixtures, and recyclable furniture, carpet, wood and stone
- Support for use of public transport and alternative transport (e.g., bicycles)
- Use of eco-friendly cleaning products
- Reduction in paper use by utilizing reusable tote bags in the cafeteria
- Recycling of plastic, office waste paper and technology equipment
- Substitution of tele- and videoconferencing for travel, whenever practicable



All paper in this report is certified to the Forest Stewardship Council (FSC) standards. The 10-K of this report is printed on 30% recycled paper.


MIX
Paper from
responsible sources
FSC
www.fsc.org
FSC® C008477

Concept and Design: Ideas On Purpose / www.ideasonpurpose.com / Printing: Digital Color Concepts

MOODY'S CORPORATION

7 WORLD TRADE CENTER AT
250 GREENWICH STREET
NEW YORK, NY 10007


24
UNITED STATES OF AMERICA
Moody's

ANNUAL MEETING OF STOCKHOLDERS OF

MOODY'S CORPORATION



Received SEC
MAR 10 2011
Washington, DC 20549

April 19, 2011

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=26180

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓

00033304030000000000 1 041911

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTOR, "FOR" PROPOSALS 2 AND 3 AND "TRIENNIAL" FOR PROPOSAL 4. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" PROPOSAL 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x]

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

	FOR	AGAINST	ABSTAIN
1. ELECTION OF ONE CLASS I DIRECTOR OF THE COMPANY: ROBERT R. GLAUBER	☐	☐	☐
2. RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR 2011.	☐	☐	☐
3. ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION.	☐	☐	☐

	Triennial	Biennial	Annual	ABSTAIN
4. ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.	☐	☐	☐	☐

	FOR	AGAINST	ABSTAIN
5. STOCKHOLDER PROPOSAL TO ADOPT A POLICY THAT THE CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS BE AN INDEPENDENT DIRECTOR.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This proxy when properly executed will be voted as directed herein by the undersigned stockholder. **If no direction is made, this proxy will be voted FOR THE NOMINEE in Proposal 1, FOR Proposals 2 and 3, TRIENNIAL for Proposal 4 and AGAINST Proposal 5.**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.



0

MOODY'S CORPORATION

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD TUESDAY, APRIL 19, 2011

As an alternative to completing this form, you may enter your vote instruction by telephone at 1-800-PROXIES, or via the Internet at WWW.VOTEPROXY.COM and follow the simple instructions. Use the Company Number and Account Number shown on your proxy card.

The undersigned hereby appoints Raymond W. McDaniel, Jr., Linda S. Huber and John J. Goggins, and each of them, as proxies, each with full power of substitution, to represent the undersigned and vote all the shares of common stock of Moody's Corporation which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on April 19, 2011 at 9:30 a.m., local time, at the Company's offices at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007, and any adjournment or postponement thereof. The undersigned directs the named proxies to vote as directed on the reverse side of this card on the specified proposals and in their discretion on any other business which may properly come before the meeting and any adjournment or postponement thereof.

This card also constitutes voting instructions to the Trustee of the Moody's Corporation Profit Participation Plan to vote, in person or by proxy, the proportionate interest of the undersigned in the shares of common stock of Moody's Corporation held by the Trustee under the plan, as described in the Proxy Statement.

(Continued and to be marked, signed and dated on the reverse side.)

14475

MOODY'S



Received SEC
MAR 10 2011
Washington, DC 20549

March 9, 2011

Dear Stockholder:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of Moody's Corporation to be held on Tuesday, April 19, 2011, at 9:30 a.m. EST at the Company's offices at 7 World Trade Center at 250 Greenwich Street, New York, New York.

The Notice of Annual Meeting and Proxy Statement accompanying this letter describe the business to be acted upon at the meeting. The Annual Report for the year ended December 31, 2010 is also enclosed.

On March 9, 2011, we mailed to many of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2011 Proxy Statement and 2010 Annual Report and vote online. The Notice included instructions on how to request a paper or e-mail copy of the proxy materials, including the Notice of Annual Meeting, Proxy Statement, Annual Report, and proxy card or voting instruction card. Stockholders who requested paper copies of the proxy materials or previously elected to receive the proxy materials electronically did not receive a Notice and will receive the proxy materials in the format requested.

Your vote is important. Whether or not you plan to attend the annual meeting, we encourage you to review the proxy materials and hope you will vote as soon as possible. You may vote by proxy over the Internet or by telephone by using the instructions provided in the Notice. Alternatively, if you requested and received paper copies of the proxy materials by mail, you can also vote by mail by following the instructions on the proxy card or voting instruction card. Voting over the Internet, by telephone or by written proxy or voting instruction card will ensure your representation at the annual meeting regardless of whether you attend in person. Instructions regarding the three methods of voting are contained in the Notice or proxy card or voting instruction card.

Sincerely,

Raymond W. McDaniel, Jr.
Chairman and Chief Executive Officer

MOODY'S CORPORATION
7 World Trade Center
250 Greenwich Street
New York, New York 10007

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

The 2011 Annual Meeting of Stockholders of Moody's Corporation will be held on Tuesday, April 19, 2011, at 9:30 a.m. EST at the Company's offices at 7 World Trade Center at 250 Greenwich Street, New York, New York, for the following purposes, all as more fully described in the accompanying Proxy Statement:

1. To elect the Class I director named in the Proxy Statement to serve a three-year term;
2. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year 2011;
3. To approve an advisory resolution on executive compensation;
4. To conduct an advisory vote on the frequency of future advisory votes on executive compensation;
5. To vote on one stockholder proposal, if properly presented at the meeting; and
6. To transact such other business as may properly come before the meeting.

The Board of Directors of the Company has fixed the close of business on February 25, 2011 as the record date for the determination of stockholders entitled to notice of, and to vote at, the meeting.

By Order of the Board of Directors,



Jane B. Clark
Corporate Secretary

March 9, 2011

IMPORTANT VOTING INFORMATION

If your shares are held in the name of a bank, broker or other holder of record, the U.S. Securities and Exchange Commission (the "SEC") has approved New York Stock Exchange rules that change the manner in which your vote in the election of directors and on the advisory votes on executive compensation will be handled at the upcoming 2011 Annual Meeting of Stockholders of Moody's Corporation.

If your shares are held in the name of a bank, broker or other holder of record, you may receive a Notice of Internet Availability of Proxy Materials from the holder of record containing instructions that you must follow in order for your shares to be voted. Certain of these institutions offer telephone and Internet voting. If you received the proxy materials in paper form, the materials include a voting instruction card so you can instruct the holder of record how to vote your shares. In either case, in the past, if you did not transmit your voting instructions before the annual meeting, your broker could vote on your behalf on the election of directors and other matters considered to be routine.

A New Rule for Stockholder Voting

Your broker is not permitted to vote on your behalf in the election of directors or on the advisory votes on executive compensation unless you provide specific instructions by following the instructions from your broker about voting your shares by telephone or Internet or completing and returning the voting instruction card. For your vote to be counted in the election of directors and on the advisory votes on executive compensation, you now will need to communicate your voting decisions to your bank, broker or other holder of record before the date of the annual meeting.

Your Participation in Voting the Shares You Own is Important

Voting your shares is important to ensure that you have a say in the governance of the Company and to fulfill the objectives of the majority voting standard that Moody's Corporation applies in the election of directors. Please review the proxy materials and follow the relevant instructions to vote your shares. We hope you will exercise your rights and fully participate as a stockholder in the future of Moody's Corporation.

More Information is Available

If you have any questions about this new rule or the proxy voting process in general, please contact the bank, broker or other holder of record through which you hold your shares. The SEC also has a website (http://www.sec.gov/spotlight/proxymatters.shtml) with more information about voting at annual meetings. Additionally, you may contact the Company's Investor Relations Department by sending an e-mail to *ir@moodys.com*.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 19, 2011

The Proxy Statement and the Company's 2010 Annual Report to Stockholders are available at https://materials.proxyvote.com/615369. Your vote is very important. Whether or not you plan to attend the annual meeting, we hope you will vote as soon as possible. You may vote your shares via a toll-free telephone number or over the Internet as instructed in the Notice of Internet Availability of Proxy Materials. Alternatively, if you received a paper copy of a proxy or voting instruction card by mail, you may submit your proxy or voting instruction card for the annual meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided. No postage is required if mailed in the United States. If you attend the meeting, you may vote in person, even if you have previously returned your proxy or voting instruction card or voted by telephone or the Internet.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

	Page
ANNUAL MEETING OF STOCKHOLDERS	1
General	1
Annual Meeting Admission	1
Internet Availability of Proxy Materials	1
Record Date	1
How to Vote	2
Special Voting Procedures for Certain Current and Former Employees	2
Quorum and Voting Requirements	2
Proxies	3
Delivery of Documents to Stockholders Sharing an Address	4
CORPORATE GOVERNANCE	4
Board Meetings and Committees	4
Recommendation of Director Candidates	5
Board Leadership Structure	6
Codes of Business Conduct and Ethics	7
Director Independence	7
The Board's Role in the Oversight of Company Risk	8
Communications with Directors	9
Employee and Director Hedging Instruments	9
THE AUDIT COMMITTEE	9
AUDIT COMMITTEE REPORT	10
THE GOVERNANCE AND COMPENSATION COMMITTEE	10
REPORT OF THE GOVERNANCE AND COMPENSATION COMMITTEE	11
RELATIONSHIP OF COMPENSATION PRACTICES TO RISK MANAGEMENT	12
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	12
COMPENSATION OF DIRECTORS	13
ITEM 1—ELECTION OF DIRECTOR	14
Qualifications and Skills of Directors	14
Nominee For Class I Director Whose Term Expires in 2014	16
Class II Directors Whose Terms Expire in 2012	17
Class III Directors Whose Terms Expire in 2013	18
ITEM 2— RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS	19
PRINCIPAL ACCOUNTING FEES AND SERVICES	19
ITEM 3— ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION	20
ITEM 4—ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION	21
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	23
Section 16(a) Beneficial Ownership Reporting Compliance	24

	Page
COMPENSATION DISCUSSION AND ANALYSIS	25
Executive Summary	25
Philosophy of the Executive Compensation Program	26
Elements of Moody's Compensation Program	27
2010 Compensation Decisions	30
Additional Executive Compensation Policies and Practices	37
SUMMARY COMPENSATION TABLE	40
GRANTS OF PLAN-BASED AWARDS TABLE FOR 2010	43
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE FOR 2010	45
OPTION EXERCISES AND STOCK VESTED TABLE FOR 2010	46
PENSION BENEFITS TABLE FOR 2010	47
Moody's Corporation Retirement Account	48
Moody's Corporation Pension Benefit Equalization Plan	48
Moody's Corporation Supplemental Executive Benefit Plan	48
Moody's UK Group Personal Pension Plan	49
NONQUALIFIED DEFERRED COMPENSATION TABLE	50
Moody's Corporation Deferred Compensation Plan	50
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL	51
Moody's Corporation Career Transition Plan	51
Moody's Corporation Change in Control Severance Plan	53
Other Potential Payments Upon Termination of Employment	53
ITEM 5—STOCKHOLDER PROPOSAL	55
OTHER BUSINESS	57
STOCKHOLDER PROPOSALS FOR 2012 ANNUAL MEETING	57

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS OF MOODY'S CORPORATION

General

This Proxy Statement is being furnished to the holders of the common stock, par value $.01 per share (the "Common Stock"), of Moody's Corporation ("Moody's" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors" or the "Board") for use in voting at the Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting"). The Annual Meeting will be held on Tuesday, April 19, 2011, at 9:30 a.m. EST at the Company's principal executive offices located at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. To obtain directions to attend the Annual Meeting and vote in person, please contact the Company's Investor Relations Department by sending an e-mail to *ir@moodys.com*. This Proxy Statement and the accompanying proxy card are first being made available to stockholders on or about March 9, 2011. Moody's telephone number is (212) 553-0300.

Annual Meeting Admission

Stockholders will need an admission ticket to enter the Annual Meeting. For stockholders of record, an admission ticket is available over the Internet, or, if you requested paper copies, you will receive a printed proxy card and a printed admission ticket. If you plan to attend the Annual Meeting in person, please retain and bring the admission ticket.

If your shares are held in the name of a bank, broker or other holder of record and you plan to attend the Annual Meeting in person, you may obtain an admission ticket in advance by sending a written request, along with proof of share ownership such as a bank or brokerage account statement, to the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. An admission ticket is also available over the Internet. Stockholders who do not have admission tickets will be admitted following verification of ownership at the door.

Internet Availability of Proxy Materials

Under U.S. Securities and Exchange Commission (the "SEC") rules, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to stockholders. On March 9, 2011, we mailed to our stockholders (other than those who previously requested e-mail or paper delivery) a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access and review our proxy materials, including this Proxy Statement and the Company's Annual Report. These materials are available at: https://materials.proxyvote.com/615369. The Notice also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting, and help conserve natural resources. If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. If you would prefer to receive printed proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Record Date

The Board of Directors has fixed the close of business on February 25, 2011 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. As of the close of business on the Record Date, there were 228,001,105 shares of Common Stock outstanding. Each holder of Common Stock entitled to vote at the Annual Meeting will be entitled to one vote per share.

How to Vote

In addition to voting in person at the Annual Meeting, stockholders of record can vote by proxy by following the instructions in the Notice and using the Internet or by calling the toll-free telephone number that is available on the Internet. Alternatively, stockholders of record who requested a paper copy of the proxy materials, can vote by proxy by mailing their signed proxy cards. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly.

If your shares are held in the name of a bank, broker or other holder of record, you may receive a Notice from the holder of record containing instructions that you must follow in order for your shares to be voted. Certain of these institutions offer telephone and Internet voting. If you received the proxy materials in paper form, the materials include a voting instruction card so you can instruct the holder of record how to vote your shares.

Special Voting Procedures for Certain Current and Former Employees

Many current and former employees of the Company have share balances in the Moody's Common Stock Fund of the Moody's Corporation Profit Participation Plan (the "Profit Participation Plan"). The voting procedures described above do not apply to these share balances. Instead, any proxy given by such an employee or former employee will serve as a voting instruction for the trustee of the Profit Participation Plan, as well as a proxy for any shares registered in that person's own name (including shares acquired under the Moody's Corporation Employee Stock Purchase Plan and/or pursuant to restricted stock awards). To allow sufficient time for voting by the trustee, Profit Participation Plan voting instructions must be received by April 15, 2011. If voting instructions have not been received by that date, the trustee will vote those Profit Participation Plan shares in the same proportion as the Profit Participation Plan shares for which it has received instructions, except as otherwise required by law.

Quorum and Voting Requirements

The holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting, whether present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. If a quorum is not present at the Annual Meeting, the stockholders present may adjourn the Annual Meeting from time to time, without notice, other than by announcement at the meeting, until a quorum is present or represented. At any such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present at the Annual Meeting. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner.

Pursuant to the Company's by-laws, the nominee for director is required to receive a majority of the votes cast with respect to such nominee in order to be elected at the Annual Meeting. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Abstentions have no effect on the election of directors. Beginning with director elections at the 2010 Annual Meeting, brokers no longer have discretionary authority to vote shares without instructions from the beneficial owner. In accordance with the Company's Director Resignation Policy, the director subject to election at the Annual Meeting was required to submit a contingent resignation which the Board of Directors will consider, following a review and recommendation from the Governance and Compensation Committee, in the event that the director fails to receive a majority of the votes cast.

The affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2011. If a stockholder abstains from voting or directs the stockholder's proxy to abstain from voting on this matter, the abstention has the same effect as a vote against the matter.

The affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve the advisory resolution on executive compensation and the advisory vote on future advisory votes on executive compensation. If a stockholder abstains from voting or directs the stockholder's proxy to abstain from voting on these proposals, the abstention has the same effect as a vote against the proposal. Brokers do not have discretionary authority to vote shares on these proposals without instructions from the beneficial owner. Accordingly, shares resulting in broker non-votes, if any, are not entitled to vote for the proposals and will have no effect on the outcome of the vote.

The affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve the stockholder proposal set forth in this Proxy Statement. Please bear in mind that approval of the stockholder proposal included in this Proxy Statement at the Annual Meeting would serve only as a recommendation to the Board of Directors to take the actions requested by the proponents. If a stockholder abstains from voting or directs the stockholder's proxy to abstain from voting on the stockholder proposal, the abstention has the same effect as a vote against the proposal. Brokers do not have discretionary authority to vote shares on the stockholder proposal without instructions from the beneficial owner. Accordingly, shares resulting in broker non-votes, if any, are not entitled to vote for the proposal and will have no effect on the outcome of the vote.

Proxies

The proxy provides that you may specify that your shares of Common Stock be voted "For", "Against" or "Abstain" from voting with respect to the director nominee and three of the other proposals; and "Triennial," "Biennial," "Annual" or "Abstain" for the proposal regarding the frequency of executive compensation advisory votes. The Board of Directors recommends that you vote "For" the director nominee named in this Proxy Statement, "For" the ratification of the selection of the independent registered public accounting firm, "For" approval of the advisory resolution on executive compensation, "Triennial" with respect to the advisory vote on future advisory votes on executive compensation, and "Against" the stockholder proposal. All shares of Common Stock represented by properly executed proxies received prior to or at the Annual Meeting and not revoked will be voted in accordance with the instructions indicated in such proxies. Properly executed proxies that do not contain voting instructions will be voted in accordance with the recommendations of the Board of Directors.

It is not expected that any matter other than those referred to herein will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their best judgment with respect to such matters.

Any stockholder of record who votes by telephone or the Internet or who executes and returns a proxy may revoke such proxy or change such vote at any time before it is voted at the Annual Meeting by (i) filing with the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007, written notice of such revocation, (ii) casting a new vote by telephone or the Internet or by submitting another proxy that is properly signed and bears a later date or (iii) attending the Annual Meeting and voting in person. A stockholder whose shares are owned beneficially through a bank, broker or other nominee should contact that entity to change or revoke a previously given proxy.

Proxies are being solicited hereby on behalf of the Board of Directors. The cost of the proxy solicitation will be borne by the Company, although stockholders who vote by telephone or the Internet may incur telephone or Internet access charges. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies personally or by telephone, telecopy, e-mail or otherwise. Such directors, officers and employees will not be specifically compensated for such services. The Company has retained Georgeson Shareholder Communications Inc. to assist with the solicitation of proxies for a fee not to exceed approximately $15,000, plus reimbursement for out-of-pocket expenses. Arrangements may also be made with custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of shares of Common Stock held of record by such custodians, nominees and fiduciaries, and the Company may reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection therewith.

Delivery of Documents to Stockholders Sharing an Address

If you are the beneficial owner, but not the record holder, of the Company's shares, your broker, bank or other nominee may seek to reduce duplicate mailings by delivering only one copy of the Company's Proxy Statement and Annual Report, or Notice, as applicable, to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. The Company will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report, or Notice, as applicable, to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the Proxy Statement and Annual Report, or Notice, as applicable, now or in the future, should submit his request to the Company by sending an e-mail to *ir@moodys.com* or by submitting a written request to the Company's Investor Relations Department, at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. Beneficial owners sharing an address who are receiving multiple copies of the Proxy Statement and Annual Report, or Notice, as applicable, and wish to receive a single copy of such materials in the future should contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future. Please note that if you wish to receive paper proxy materials for the 2011 Annual Meeting, you should follow the instructions contained in the Notice.

CORPORATE GOVERNANCE

In order to address evolving best practices and new regulatory requirements, the Board of Directors annually reviews its corporate governance practices and the charters for its standing committees. As a result of this review, during 2010 the Board amended the Company's Corporate Governance Principles and the charters of its Governance and Compensation Committee and its Audit Committee. A copy of the Corporate Governance Principles is available on the Company's website at www.moodys.com under the headings "About Moody's—Shareholder Relations—Investor Relations Home—Corporate Governance—Other Governance Documents." Copies of the charter of the Governance and Compensation Committee and the charter of the Audit Committee are available on the Company's website at www.moodys.com under the headings "About Moody's—Shareholder Relations—Investor Relations Home—Corporate Governance—Committee Charters." Print copies of the Corporate Governance Principles and the committee charters may also be obtained upon request, addressed to the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. The Audit Committee and the Governance and Compensation Committee assist the Board in fulfilling its responsibilities, as described below.

Board Meetings and Committees

During 2010, the Board of Directors met seven times and had four standing committees, an Audit Committee, a Governance and Compensation Committee, which also performs the functions of a nominating committee, an International Business Development Committee, and a newly formed MIS Committee which held its first meeting in the fourth quarter of 2010. All directors attended at least 83 percent of the total number of meetings of the Board and of all committees of the Board on which they served in 2010. The function of the International Business Development Committee is to evaluate possible opportunities outside of the United States and to recommend to the Board areas for development. The members of the International Business Development Committee are Mr. Kist, Mr. McDaniel and Mr. Frederic Drevon, Senior Managing Director—EMEA of Moody's Investors Service ("MIS"). The International Business Development Committee met two times during 2010. The MIS Committee's primary purpose is to oversee certain activities of the Company's subsidiary, Moody's Investors Service, Inc., a nationally recognized statistical rating organization, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to perform such other duties and responsibilities as may be assigned to it from time to time by the Board of Directors. The members of the MIS Committee are Dr. Duffie, Mr. McDaniel and Dr. McKinnell. The MIS Committee met once in 2010. Please refer to page 9 for additional information regarding the Audit Committee, and to page 10 for additional information regarding the Governance and Compensation Committee.

Directors are encouraged to attend the Annual Meeting. All of the individuals serving as directors at the time of the Company's 2010 Annual Meeting attended the meeting.

Recommendation of Director Candidates

The Governance and Compensation Committee will consider director candidates recommended by stockholders of the Company. All members of the Board, except the Chief Executive Officer, are independent directors. The Governance and Compensation Committee considers and makes recommendations to the Board regarding the size, structure, composition and functioning of the Board and is responsible for overseeing the processes for the selection and nomination of director candidates, and for developing, recommending to the Board for approval, and periodically reviewing Board membership criteria. In considering a candidate for Board membership, whether proposed by stockholders or otherwise, the Governance and Compensation Committee examines the candidate's business experience, qualifications, attributes and skills relevant to the management and oversight of the Company's business, independence, judgment, integrity, the ability to commit sufficient time and attention to Board activities, and any potential conflicts with the Company's business and interests. The Governance and Compensation Committee also seeks to achieve a diversity of occupational and personal backgrounds on the Board. See, "Qualifications and Skills of Directors" on page 14 for additional information on the Company's directors. To have a candidate considered by the Governance and Compensation Committee, a stockholder must submit the recommendation in writing and must include the following information:

- The name of the stockholder and evidence of the stockholder's ownership of Company stock, including the number of shares owned and the length of time of ownership; and
- The name of the candidate, the candidate's resume or a listing of his qualifications to be a director of the Company, and the candidate's consent to be named as a director if selected by the Governance and Compensation Committee and nominated by the Board.

The stockholder recommendation and information described above must be sent to the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007, and must be received by the Corporate Secretary not less than 120 days prior to the anniversary date of the Company's most recent annual meeting of stockholders. For the Company's 2012 annual meeting, this deadline is December 21, 2011.

The Governance and Compensation Committee identifies potential nominees by asking current directors and executive officers to notify the Committee if they become aware of persons, meeting the criteria described above, who might be available to serve on the Board. As described above, the Committee will also consider candidates recommended by stockholders on the same basis as those recommended by current directors and executives. The Governance and Compensation Committee also, from time to time, may engage firms that specialize in identifying director candidates for the Committee's consideration.

Once a person has been identified by or for the Governance and Compensation Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Governance and Compensation Committee determines that the candidate warrants further consideration, the chairman or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Governance and Compensation Committee requests information from the candidate, reviews the candidate's accomplishments and qualifications, including in light of any other candidates whom the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments.

Board Leadership Structure

The Board believes that the Company and its stockholders are best served at this time by a leadership structure in which a single person serves as Chairman and Chief Executive Officer and the Board has a lead independent director. Currently, Mr. McDaniel serves as Chairman of the Board and Chief Executive Officer and Dr. McKinnell serves as the lead independent director. Combining the roles of Chairman and Chief Executive Officer makes clear that the person serving in these roles has primary responsibility for managing the Company's business, under the oversight and review of the Board. Under this structure, the Chairman and Chief Executive Officer presides over Board meetings where the Board discusses strategic and business issues. The Board believes that this approach makes sense because the Chief Executive Officer is the individual with primary responsibility for directing the work of other officers and leading implementation of the Company's strategic plans as approved by the Board. This structure results in a single leader being directly accountable to the Board and through the Board, to stockholders, and enables the Chief Executive Officer to act as the key link between the Board and other members of management. In addition, Mr. McDaniel is most familiar with the Company's business and the unique challenges that the Company faces in the current environment and therefore is best situated to lead Board discussions on important matters affecting the Company at this time.

Because the Board also believes that strong, independent Board leadership is a critical aspect of effective corporate governance, the Board has established the position of lead independent director. The lead independent director is an independent director elected annually by the independent directors. Dr. McKinnell currently serves as the lead independent director. The lead independent director's responsibilities and authority include:

- presiding at meetings of the Board at which the Chairman and Chief Executive Officer is not present, including executive sessions of the independent directors;
- setting the agenda for executive sessions;
- approving information sent to the Board, and approving the agenda, materials and schedule for Board meetings;
- serving as the principal liaison on Board-wide issues between the independent directors and the Chairman and Chief Executive Officer; and
- being available for consultation and communication with major stockholders as appropriate.

The lead independent director also has the authority to call executive sessions of the independent directors. The Board believes that a single leader serving as Chairman and Chief Executive Officer, together with a lead independent director, is the most appropriate leadership structure for the Board at this time. However, the Company's Corporate Governance Principles permit the roles of Chairman and Chief Executive Officer to be filled by the same or different individuals. This allows the Board flexibility to determine whether the two roles should be separated in the future based upon the Company's needs and the Board's assessment of the Company's leadership from time to time.

The Board reviews the structure of the Board and Company leadership as part of the succession planning process. The Board and the Governance and Compensation Committee review succession planning annually in conjunction with the Board's review of strategic planning.

Codes of Business Conduct and Ethics

The Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Controller, or persons performing similar functions. The Company has also adopted a code of business conduct and ethics that applies to the Company's directors, officers and employees. A current copy of each of these codes is available on the Company's website at *www.moodys.com* under the headings "About Moody's—Shareholder Relations—Investor Relations Home—Corporate Governance—Other Governance Documents." A copy of each is also available in print to stockholders upon request, addressed to the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007. The Company intends to satisfy disclosure requirements regarding any amendments to, or waivers from, the codes of ethics by posting such information on the Company's website at *www.moodys.com* under the headings "About Moody's—Shareholder Relations—Investor Relations Home—Corporate Governance—Other Governance Documents."

Director Independence

To assist it in making determinations of a director's independence, the Board has adopted independence standards, which are set forth below and are also included in the Company's Corporate Governance Principles. The Board has determined that Mr. Anderson, Dr. Duffie, Mr. Glauber, Mr. Kist, Senator Mack, Dr. McKinnell, Ms. Newcomb and Mr. Wulff, and thus a majority of the directors on the Board, are independent under these standards. The standards adopted by the Board incorporate the director independence criteria included in the NYSE listing standards, as well as additional criteria established by the Board. Each of the Audit Committee and the Governance and Compensation Committee is composed entirely of independent directors. In accordance with NYSE requirements and the independence standards adopted by the Board, all members of the Audit Committee meet additional heightened independence standards applicable to audit committee members.

An "independent" director is a director whom the Board has determined has no material relationship with the Company or any of its consolidated subsidiaries (for purposes of this section, collectively referred to as the "Company"), either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company. For purposes of this definition, the Board has determined that a director is not independent if:

1. the director is, or in the past three years has been, an employee of the Company, or an immediate family member of the director is, or in the past three years has been, an executive officer of the Company;
2. (a) the director, or an immediate family member of the director, is a current partner of the Company's outside auditor; (b) the director is a current employee of the Company's outside auditor; (c) a member of the director's immediate family is a current employee of the Company's outside auditor and personally works on the Company's audit; or (d) the director or an immediate family member of the director was in the past three years a partner or employee of the Company's outside auditor and personally worked on the Company's audit within that time;
3. the director, or a member of the director's immediate family, is or in the past three years has been, an executive officer of another company where any of the Company's present executive officers serves or served on the compensation committee at the same time;
4. the director, or a member of the director's immediate family, has received, during any 12-month period in the past three years, any direct compensation from the Company in excess of $120,000, other than compensation for Board service, compensation received by the director's immediate family member for service as an employee (other than an executive officer) of the Company, and pension or other forms of deferred compensation for prior service with the Company;
5. the director is a current executive officer or employee, or a member of the director's immediate family is a current executive officer, of another company that makes payments to or receives payments from the Company, or during any of the last three fiscal years, has made payments to or received payments from the Company, for property or services in an amount that, in any single fiscal year, exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues; or

6. the director, or the director's spouse, is an executive officer of a non-profit organization to which the Company or the Company foundation makes, or in the past three years has made, contributions that, in any single fiscal year, exceeded the greater of $1 million or 2% of the non-profit organization's consolidated gross revenues. (Amounts that the Company foundation contributes under matching gifts programs are not included in the contributions calculated for purposes of this standard.)

An "immediate family" member includes a director's spouse, parents, children, siblings, mother and father-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than a domestic employee) who shares the director's home.

In assessing independence, the Board took into account that Mr. Anderson, Mr. Glauber, Mr. Kist, Senator Mack, Ms. Newcomb and Mr. Wulff each served during 2010, or currently serves, as directors or faculty members of entities that are rated or have issued securities rated by MIS, as listed in the Company's Directors and Shareholders Affiliation Policy posted on the Company's website under the headings "About Moody's—Shareholder Relations—Corporate Governance—Other Governance Documents," and that each such entity accounted for less than 1% of the Company's 2010 revenue. The Board also took into account that Dr. Duffie served as an expert witness for one entity that MIS rates. The Board found nothing in the relationships to be contrary to the standards for determining independence as contained in the NYSE's requirements and the Company's Corporate Governance Principles. A copy of these standards is found in Attachment A to the Company's Corporate Governance Principles on the Company's website at www.moodys.com under the headings "About Moody's—Shareholder Relations—Investor Relations Home—Corporate Governance—Other Governance Documents."

The Board's Role in the Oversight of Company Risk

The Board of Directors oversees the Company's enterprise-wide approach to the major risks facing the Company and oversees the Company's policies for assessing and managing its exposure to risk. The Board periodically reviews these risks and the Company's risk management processes. The Board also considers risk in evaluating the Company's strategy. The Board's responsibilities include reviewing the Company's practices with respect to risk assessment and risk management, and reviewing contingent liabilities and risks that may be material to the Company. The Audit Committee reviews the Company's financial and compliance risks and major legislative and regulatory developments which could materially impact the Company. The Governance and Compensation Committee oversees management's assessment of whether the Company's compensation structure, policies and programs create risks that are reasonably likely to have a material adverse effect on the Company.

Under the oversight of the Board and its committees, the Chief Executive Officer has established an Enterprise-wide Risk Committee, comprised of the Chief Executive Officer and his direct reports, who review key risks and mitigation strategies. They receive information from a subcommittee consisting of representatives that executive management has selected from each of the Company's major business units and support functions. The subcommittee is led by the Company's Chief Risk Officer and the Chief Operational Risk Officer. In their capacities as Chief Risk Officer and Chief Operational Risk Officer, these two individuals report directly to both the Enterprise-wide Risk Committee and the Board. Among other things, this subcommittee is responsible for identifying and monitoring important existing and emerging risks to the achievement of the Company's strategic and operative objectives; formulating appropriate polices and monitoring and reporting frameworks to support effective management of important risks; reviewing and evaluating the effectiveness of management processes and action plans to address such risks; advising on and recommending to executive management any significant actions or initiatives that they believe are necessary to effectively manage risk; and ensuring that activities of discrete risk management disciplines within the Company are appropriately coordinated. The Chief Risk Officer and the Chief Operational Risk Officer presented the analysis of this subcommittee to the Board of Directors three times in 2010.

Significant risk issues evaluated by and/or major changes proposed by the Enterprise-wide Risk Committee and the Chief Risk Officer and Chief Operational Risk Officer are discussed at various Board meetings throughout the year.

Communications with Directors

The Board of Directors has established a process to receive communications from stockholders and other interested parties. Stockholders and other interested parties may communicate with the Board of Directors or with all non-management directors as a group, with the lead independent director, or with a specific director or directors, by writing to them c/o the Corporate Secretary of the Company at 7 World Trade Center at 250 Greenwich Street, New York, New York 10007.

All communications received as set forth in the preceding paragraph will be opened by the Corporate Secretary in the office of the Company's General Counsel for the sole purpose of determining whether the contents represent a message to the Company's directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee.

Employee and Director Hedging Instruments

Employees and directors are prohibited from purchasing financial instruments that are designed to hedge or offset market value decreases of Moody's equity securities granted as compensation or held directly or indirectly by the employees or directors.

THE AUDIT COMMITTEE

The Audit Committee represents and assists the Board of Directors in its oversight responsibilities relating to: the integrity of the Company's financial statements and the financial information provided to the Company's stockholders and others; the Company's compliance with legal and regulatory requirements; the Company's internal controls; the Company's practices with respect to financial risk assessment and risk management, and the review of contingent liabilities and risks that might be material to the Company; and the audit process, including the qualifications and independence of the Company's principal external auditors (the "Independent Auditors"), and the performance of the Independent Auditors and the Company's internal audit function. The Audit Committee is responsible for the appointment, compensation and oversight of the Independent Auditors and, as such, the Independent Auditors report directly to the Audit Committee.

The Audit Committee has established a policy setting forth the requirements for the pre-approval of audit and permissible non-audit services to be provided by the independent registered public accounting firm. Under the policy, the Audit Committee pre-approves the annual audit engagement terms and fees, as well as any other audit services and specified categories of non-audit services, subject to certain pre-approved fee levels. In addition, pursuant to the policy, the Audit Committee has authorized its Chairman to pre-approve other audit and permissible non-audit services up to $50,000 per engagement and a maximum of $250,000 per year. The policy requires that the Audit Committee Chairman report any pre-approval decisions to the full Audit Committee at its next scheduled meeting. For the year ended December 31, 2010 the Audit Committee or the Chairman pre-approved all of the services provided by the Company's independent registered public accounting firm, which are described on page 19.

The members of the Audit Committee are Mr. Wulff (Chairman), Mr. Anderson, Dr. Duffie, Mr. Glauber, Mr. Kist, Senator Mack, Dr. McKinnell and Ms. Newcomb, each of whom is independent under NYSE and SEC rules and under the Company's Corporate Governance Principles. The Board of Directors has determined that each of Mr. Anderson, Mr. Glauber, Mr. Kist, Dr. McKinnell, Ms. Newcomb and Mr. Wulff is an "audit committee financial expert" under the SEC's rules. The Audit Committee held nine meetings during 2010.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed with management the audited financial statements of the Company for the year ended December 31, 2010 (the "Audited Financial Statements"), management's assessment of the effectiveness of the Company's internal control over financial reporting, and the independent auditors' evaluation of the Company's system of internal control over financial reporting. In addition, the Audit Committee has discussed with KPMG LLP, which reports directly to the Audit Committee, the matters that independent registered public accounting firms must communicate to audit committees under applicable Public Company Accounting Oversight Board ("PCAOB") standards.

The Audit Committee also has discussed with KPMG LLP its independence from the Company, including the matters contained in the written disclosures and letter required by applicable requirements of the PCAOB regarding independent registered public accounting firms' communications with audit committees about independence. The Audit Committee also has discussed with management of the Company and KPMG LLP such other matters and received such assurances from them as it deemed appropriate. The Audit Committee considered whether the rendering of non-audit services by KPMG LLP to the Company is compatible with maintaining the independence of KPMG LLP from the Company.

Following the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the SEC.

The Audit Committee
John K. Wulff, *Chairman*
Basil L. Anderson
Darrell Duffie
Robert R. Glauber
Ewald Kist
Connie Mack
Henry A. McKinnell, Jr.
Nancy S. Newcomb

THE GOVERNANCE AND COMPENSATION COMMITTEE

The role of the Governance and Compensation Committee is to identify and evaluate possible candidates to serve on the Board and to recommend the Company's director nominees for approval by the Board and the Company's stockholders. The Governance and Compensation Committee also considers and makes recommendations to the Board of Directors concerning the size, structure, composition and functioning of the Board and its committees, oversees the evaluation of the Board, and develops and reviews the Company's Corporate Governance Principles.

The Governance and Compensation Committee oversees the Company's overall compensation structure, policies and programs, and assesses whether the Company's compensation structure establishes appropriate incentives for management and employees. The Committee also oversees the evaluation of senior management (including by reviewing and approving performance goals for the Company's executive officers, including the CEO, and by evaluating their performance) and oversees and makes the final decisions regarding compensation arrangements for the CEO and for certain other executive officers. The CEO makes recommendations to the Committee regarding the amount and form of executive compensation (except with respect to his compensation). For a description of this process, see the Compensation Discussion and Analysis on page 25. The Committee annually reviews the compensation of directors for service on the Board and its committees and recommends changes in compensation to the Board. The Committee administers and makes recommendations to the Board with respect to the Company's incentive compensation and equity-based compensation plans that are subject to Board approval, including the Company's key employees' stock incentive plans. The Committee is responsible for the overall administration of the Company's employee benefit plans, programs and practices, and the Committee may delegate to management such responsibility for the administration of the Company's employee benefit plans, programs and practices as the Committee deems appropriate. The Committee makes the final decisions regarding named executive officer compensation.

The Committee is empowered to retain, at the Company's expense, such consultants, counsel or other outside advisors as it determines appropriate to assist it in the performance of its functions. In 2010, the Committee retained the services of Meridian Compensation Partners LLC to provide advice and information about executive and director compensation, including the competitiveness of pay levels, executive compensation design and governance issues, market trends, as well as technical and compliance considerations. In previous years, the Committee had engaged Hewitt Associates in this role, but in early 2010 Hewitt Associates (now Aon Hewitt) spun off a portion of its executive compensation consulting practice into a separate entity that became Meridian. This entity operates as an entirely independent executive compensation consulting firm and has reported directly and solely to the Committee since February 2010. Meridian exclusively provides executive and director compensation consulting services and does not provide any other services to the Company. Meridian's aggregate fees rendered for these services were approximately $110,000 in 2010. Prior to the February 1, 2010 split between Meridian and Aon Hewitt, Aon Hewitt provided approximately $24,000 in executive compensation consulting services for the Committee and approximately $23,000 in actuarial consulting services related to the Company's Supplemental Executive Benefit Plan. Aon Hewitt provided other services for the Company during that time related to health and welfare, actuarial work, and broad based compensation issues. The Committee regularly reviews the current engagements and the objectivity and independence of the advice that Meridian provides to the Committee on executive and director compensation, and the Committee found no conflicts of interest.

The members of the Governance and Compensation Committee are Dr. McKinnell (Chairman), Mr. Anderson, Dr. Duffie, Mr. Glauber, Mr. Kist, Senator Mack, Ms. Newcomb and Mr. Wulff, each of whom is independent under NYSE rules and under the Company's Corporate Governance Principles. The Governance and Compensation Committee met seven times during 2010.

REPORT OF THE GOVERNANCE AND COMPENSATION COMMITTEE

The Governance and Compensation Committee, which is composed solely of independent members of the Board of Directors, assists the Board in fulfilling its oversight responsibility relating to, among other things, establishing and reviewing compensation of the Company's executive officers. In this context, the Governance and Compensation Committee reviewed and discussed with management the Company's Compensation Discussion and Analysis. Following the reviews and discussions referred to above, the Governance and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

The Governance and Compensation Committee
Henry A. McKinnell, Jr., *Chairman*
Basil L. Anderson
Darrell Duffie
Robert R. Glauber
Ewald Kist
Connie Mack
Nancy S. Newcomb
John K. Wulff

RELATIONSHIP OF COMPENSATION PRACTICES TO RISK MANAGEMENT

When structuring its overall compensation practices for employees of the Company generally, consideration is given as to whether the structure creates incentives for risk-taking behavior and therefore impacts the Company's risk management practices. Attention is given to the elements and the mix of pay as well as ensuring that employees' awards align with stockholders' value.

In order to assess whether the Company's compensation practices and programs create risks that are reasonably likely to have a material adverse effect on the Company, management established a compensation risk committee led by the Chief Human Resources Officer, to assess the risk related to the Company's compensation plans, practices and programs. As part of this review, the compensation risk committee assessed the following items: (i) the variable to fixed components of compensation, (ii) the mix of performance periods (short-term, medium-term and long-term), (iii) the mix of payment mechanisms (cash, options, restricted stock, performance shares); (iv) the performance metrics used, linking the creation of value and earnings quality and sustainability, (v) the process of setting goals, degree of difficulty, spreads between thresholds, targets and maximum payouts, (vi) the maximum payout levels and caps, (vii) the clawback policy, (viii) the retirement program design, and (ix) the equity ownership and equity ownership guidelines. These items were assessed in the context of the most significant risks facing the Company today, to determine if the compensation plans, practices and programs incentivize employees to take undue risks. The committee then took into account controls and procedures that operate to monitor and mitigate against risk. The Chief Human Resources Officer presented this committee's conclusions to the Governance and Compensation Committee.

The Governance and Compensation Committee reviewed these conclusions through a risk assessment lens. As a result of these reviews, the Company does not believe that the Company's compensation practices and programs create risks that are reasonably likely to have a material adverse effect on the Company, nor does it believe that the practices and programs are designed to promote risk taking.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Audit Committee is charged with monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving all related person transactions, as defined in applicable SEC rules. Under SEC rules, related persons include any director, executive officer, any nominee for director, any person owning 5% or more of the Company's Common Stock, and any immediate family members of such persons. In addition, under the Company's Code of Business Conduct and Code of Ethics, special rules apply to executive officers and directors who engage in conduct that creates an actual, apparent or potential conflict of interest. Before engaging in such conduct, such executive officers and directors must make full disclosure of all the facts and circumstances to the Company's General Counsel and the Chairman of the Audit Committee, and obtain the prior written approval of the Audit Committee. All conduct is reviewed in a manner so as to (i) maintain the Company's credibility in the market, (ii) maintain the independence of the Company's employees and (iii) ensure that all business decisions are made solely on the basis of the best interests of the Company and not for personal benefit.

COMPENSATION OF DIRECTORS

The following table sets forth, for the fiscal year ended December 31, 2010, the total compensation of the non-management members of the Company's Board of Directors.

Name	Year	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Award ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Basil L. Anderson	2010	$ 75,000	$115,020	—	—	—	—	$190,020
Darrell Duffie	2010	75,000	115,020	—	—	—	—	190,020
Robert R. Glauber	2010	75,000	115,020	—	—	—	—	190,020
Ewald Kist	2010	95,000	115,020	—	—	—	—	210,020
Connie Mack	2010	75,000	115,020	—	—	—	—	190,020
Henry A. McKinnell, Jr.	2010	115,000	115,020	—	—	—	—	230,020
Nancy S. Newcomb	2010	75,000	115,020	—	—	—	—	190,020
John K. Wulff	2010	95,000	115,020	—	—	—	—	210,020

(1) In 2010, the Company's non-management directors received an annual cash retainer of $75,000, payable in quarterly installments. The Chairmen of the Audit Committee, the Governance and Compensation Committee, and the International Business Development Committee received an additional annual cash fee of $20,000, also payable in quarterly installments. The Lead Director received an additional annual cash fee of $20,000, also payable in quarterly installments. There were no separate meeting fees paid in 2010.

A non-management director may elect to defer receipt of all or a portion of his annual cash retainer until after termination of service on the Company's Board of Directors. Deferred amounts are credited to an account and receive the rate of return earned by one or more investment options in the Moody's Corporation Profit Participation Plan as selected by the director. Upon a change in control of the Company, a lump sum payment will be made to each director of the amount credited to the director's deferred account on the date of the change in control, and the total amount credited to each director's deferred account from the date of the change in control until the date such director ceases to be a director, will be paid in a lump sum at that time. In addition, any notice by a director to change or terminate an election to defer his annual retainer given on or before the date of the change in control, will be effective as of the date of the change in control rather than the end of the calendar year.

(2) On February 9, 2010, each non-management director received a grant of $115,020 worth of restricted stock issued from the 1998 Moody's Corporation Non-Employee Directors' Stock Incentive Plan which was equal to 4,295 restricted shares of Common Stock. The Governance and Compensation Committee authorized the grant of restricted stock awards for 2010 on December 14, 2009, and the grant was subsequently approved by the Board on December 15, 2009. The grant of restricted stock awards was effective on February 9, 2010, the third trading day following the date of the public dissemination of the Company's financial results for 2009.

The aggregate number of stock awards outstanding as of December 31, 2010 for each of the Company's non-management directors was as follows:

Name	Number of Shares Underlying Options	Number of Shares of Unvested Restricted Stock
Basil L. Anderson	—	8,324
Darrell Duffie	—	7,817
Robert R. Glauber	14,400	8,324
Ewald Kist	—	8,324
Connie Mack	18,000	8,324
Henry A. McKinnell, Jr.	14,400	8,324
Nancy S. Newcomb	—	8,324
John K. Wulff	—	8,324

(3) Perquisites and other personal benefits provided to each of the Company's non-management directors in 2010 were, in the aggregate, less than $10,000 per director. Each non-management director is reimbursed for travel, meals, and hotel expenses incurred in connection with attending meetings of the Company's Board of Directors or its committees. For the meetings held at the Company's executive offices, the Company pays for travel for each non-management director and one guest of each director, as well as for their accommodations, meals, Company-arranged activities, and other incidental expenses. For the one meeting held outside of the Company's offices in 2010, guest expenses were not covered by the Company.

Stock Ownership Guidelines For Non-Management Directors

In July 2004, Moody's adopted stock ownership guidelines for its executives, including the NEOs, and its non-management directors, encouraging them to acquire and maintain a meaningful stake in the Company. Moody's believes that these guidelines encourage its executive officers and non-management directors to act as owners, thereby better aligning their interests with those of the Company's stockholders.

- The guidelines are intended to satisfy an individual's need for portfolio diversification, while ensuring an ownership level sufficient to assure stockholders of their commitment to value creation.
- Non-management directors are expected, within five years, to acquire and hold shares of the Company's Common Stock equal in value to five times the annual cash retainer.
- Restricted shares and shares owned by immediate family members or through the Company's tax-qualified savings and retirement plans count toward satisfying the guidelines.
- Stock options, whether vested or unvested, do not count toward satisfying the guidelines.

ITEM 1—ELECTION OF DIRECTOR

The Board of Directors has nominated Robert R. Glauber for election as Class I director, for a three-year term expiring in 2014. If elected, the nominee will hold office until his term expires and until a successor is elected and qualified. Mr. Glauber is currently a member of the Board of Directors and was previously elected by the stockholders. The Governance and Compensation Committee is evaluating the qualifications and skill of other potential candidates in light of the Board's current composition and consideration of the Company's current and future business and operations. The Company expects the nominee for election as a director to be able to serve if elected. If the nominee is unable to serve, proxies will be voted for the election of such other person for director as the Board may recommend in the place of such nominee.

Senator Connie Mack and Nancy S. Newcomb, the Company's directors since 2001 and 2005, respectively, will not be standing for re-election. After their years of valued service, their terms will end just before the Annual Meeting.

Qualifications and Skills of Directors

The Board believes that the Board, as a whole, should possess a combination of skills, professional experience, and diversity of backgrounds necessary to oversee the Company's business. In addition, the Board believes that there are certain attributes that every director should possess, as reflected in the Board's membership criteria. Accordingly, the Board and the Governance and Compensation Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and the Company's current and future business and operations.

The Governance and Compensation Committee is responsible for developing and recommending Board membership criteria to the Board for approval. The criteria, which are set forth in the Company's Corporate Governance Principles, include the candidate's business experience, qualifications, attributes and skills relevant to the management and oversight of the Company's business, independence, judgment and integrity, the ability to commit sufficient time and attention to Board activities, and any potential conflicts with the Company's business and interests. In addition, the Board and the Governance and Compensation Committee annually evaluate the composition of the Board to assess the skills and experience that are currently represented on the Board, as well as the skills and experience that the Board will find valuable in the future, given the Company's current situation and strategic plans. The Board and the Governance and Compensation Committee seek a variety of occupational and personal backgrounds on the Board in order to obtain a range of viewpoints and perspectives and to enhance the diversity of the Board. This annual evaluation of the Board's composition enables the Board and the Governance and Compensation Committee to update the skills and experience they seek in the Board as a whole, and in individual directors, as the Company's needs evolve and change over time and to assess the effectiveness of efforts at pursuing diversity. In identifying director candidates from time to time, the Board and the Governance and Compensation Committee may identify specific skills and experience that it believes the Company should seek in order to constitute a balanced and effective board.

In considering and nominating incumbent directors for reelection to the Board, the Board and the Governance and Compensation Committee have considered a variety of factors. These include the nominee's independence, financial literacy, personal and professional accomplishments, experience in light of the needs of the Company and past performance on the Board. With respect to the Company's incumbent director, the Board has determined that he has the following skills and qualifications that support his service on the Board:

(i) Mr. Glauber has knowledge of financial services regulatory matters, acquired through his service as chairman, chief executive officer and president of the National Association of Securities Dealers. Mr. Glauber also served as Under Secretary of the Treasury for Finance, and served as a professor of Finance for 25 years. He therefore brings regulatory experience and insight on public policy issues to the Board.

With respect to the continuing directors, the Board has considered the following:

(i) Mr. Kist served as Chairman of the Executive Board of a major foreign financial services company for a number of years and held various executive officer positions, including president and vice chairman, at a major international bank. Accordingly, Mr. Kist brings to the Board financial expertise, and knowledge of the range of issues facing a large company operating in a regulated industry and a perspective on running a company with international operations;

(ii) Dr. McKinnell served for five years as the chief executive officer of a public pharmaceutical company with worldwide operations, and prior to that position, served as president, chief operating officer, chief financial officer and executive vice president. As a result of these positions, Dr. McKinnell brings to the Board financial expertise, management experience and leadership skills. In addition, because the pharmaceutical business, like the Company's, operates in a highly regulated industry, Dr. McKinnell brings to the Board an appreciation of what a complex regulatory environment means for the Company's operations. Dr. McKinnell has also served as a director of several public companies, contributing to his perspective on corporate governance matters;

(iii) Mr. Wulff also brings executive officer and financial expertise to the Board. He served as the chairman of a public company for several years. He also was the chief financial officer of a major chemical corporation for five years and, prior to holding that position, served as the company's vice president and principal accounting officer. In addition, Mr. Wulff served as a partner at a major accounting firm and as a member of the Financial Accounting Standards Board. As a result of these positions, Mr. Wulff brings to the Board significant knowledge of accounting and financial reporting matters in addition to regulatory and senior management experience;

(iv) Mr. Anderson has over a decade of experience as an executive officer, including as a chief financial officer, of several public companies where he held significant policy making positions. He also has experience as an operating executive in charge of an international business based in Paris, France. In addition, Mr. Anderson serves as a director with several NYSE or NASDAQ listed companies. As a result of these positions, he brings to the Board expertise as a strategist, management and operations experience, and a perspective on international business operations and corporate governance in the public company context;

(v) Dr. Duffie has significant expertise in a number of areas that are directly relevant to the Company's core business operations and has experience as a consultant to financial services firms. He is a recognized expert in the behavior and performance of global credit and securities markets and his opinions regarding financial regulatory reform have been solicited by various arms of the US government, including the Senate Banking Committee, the US Treasury Department, the President's National Economic Council and the New York Federal Reserve Bank. He also has authored a book on credit risk and has published numerous academic research publications, articles and papers on asset and credit valuation and performance. This work allows Dr. Duffie to provide insight into various aspects of the Company's business operation, the expanding nature of the work of MA and MIS and policy issues related to the financial services industry; and

(vi) Mr. McDaniel, who is both Chairman and Chief Executive Officer of the Company, began his career at the Company serving as a ratings analyst and has served in numerous capacities at the Company over the past three decades. As a result, he brings to the Board a deep understanding of the Company's business and operations as well as a historical perspective on the Company's strategy. Since 2005 he has also served as a director of John Wiley & Sons, Inc., which develops, publishes, and sells products in print and electronic media for the educational, professional, scientific, technical, medical, and consumer markets worldwide. This has helped to provide perspective on public company governance issues.

The Board of Directors recommends a vote FOR the election as director the Class I nominee listed below.

The principal occupation and certain other information (including age as of the date of this Proxy Statement) about the nominee and other directors of the Company whose terms of office continue after the Annual Meeting are set forth below.

DIRECTOR NOMINEE

Class I Director Whose Term Expires in 2014

Robert R. Glauber
Director since June 1998

Robert R. Glauber, age 72, is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Mr. Glauber has served as an adjunct lecturer at the John F. Kennedy School of Government at Harvard University since July 2007 and as a senior advisor for Peter J. Solomon Company since November 2006. Mr. Glauber served as a visiting professor at Harvard Law School from January 2009 to June 2009 and from September 2006 to June 2007. Mr. Glauber served as Chairman and Chief Executive Officer of the National Association of Securities Dealers (NASD) from September 2001 to August 2006. From November 2000 to September 2001, Mr. Glauber served as President and Chief Executive Officer of the NASD. From 1992 to October 2000, Mr. Glauber was an adjunct lecturer at the John F. Kennedy School of Government at Harvard University. From 1989 to 1992, Mr. Glauber served as Under Secretary of the Treasury for Finance. Prior to that, Mr. Glauber was a professor of finance at the Harvard Business School. Mr. Glauber currently is a director of Freddie Mac (2006-present), XL Group PLC (2006-present), and Northeast Bancorp (January 2011- present) and is a trustee of the International Accounting Standards Committee Foundation.

CONTINUING DIRECTORS

Class II Directors Whose Terms Expire in 2012

Ewald Kist
Director since July 2004

Ewald Kist, age 67, is Chairman of the International Business Development Committee and is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Mr. Kist was Chairman of ING Groep N.V. ("ING Group"), a financial services company, from 2000 until his retirement in June 2004. Before serving as Chairman of ING Group, Mr. Kist was Vice Chairman from 1999 to 2000 and served as a member of the Executive Board from 1993 to 1999. Prior to the merger of Nationale Nederlanden and NMB Postbank Group to form ING Group in 1992, Mr. Kist served in a variety of capacities at Nationale Nederlanden beginning in 1969, including Chairman from 1991 to 1992, General Management—the Netherlands from 1989 to 1991 and President Nationale Nederlanden U.S. Corporation from 1986 to 1989. Mr. Kist currently is a director of The DSM Corporation (2004-present), Royal Philips Electronics (2004-present), the Dutch National Bank (2004-present) and Stage Entertainment (2007-present).

Henry A. McKinnell, Jr., Ph.D.
Director since October 1997

Henry A. McKinnell, Jr., age 68, is Chairman of the Governance and Compensation Committee, is a member of the Audit and MIS Committees and serves as the lead independent director of the Board of Directors. Dr. McKinnell served as Chairman of the Board of Pfizer Inc., a pharmaceutical company, from May 2001 until his retirement in December 2006 and Chief Executive Officer from January 2001 to July 2006. He served as President of Pfizer Inc. from May 1999 to May 2001, and as President of Pfizer Pharmaceuticals Group from January 1997 to April 2001. Dr. McKinnell served as Chief Operating Officer of Pfizer Inc. from May 1999 to December 2000 and as Executive Vice President from 1992 to 1999. Dr. McKinnell currently is a director of Angiotech Pharmaceuticals, Inc. (2008-present) and Optimer Pharmaceuticals, Inc. (January 2011-present). Dr. McKinnell serves as Chairman of the Board of the Accordia Global Health Foundation. He is Chairman Emeritus of the Connecticut Science Center, and is a member of the Academic Alliance for AIDS Care and Prevention in Africa. He served as director of Pfizer Inc. and ExxonMobil Corporation until 2007 and John Wiley & Sons until 2005.

John K. Wulff
Director since April 2004

John K. Wulff, age 62, is Chairman of the Audit Committee and is a member of the Governance and Compensation Committee of the Board of Directors. Mr. Wulff is the former Chairman of the board of Hercules Incorporated, a manufacturer and supplier of specialty chemical products, a position held from December 2003 until Ashland Inc.'s acquisition of Hercules in November 2008. Mr. Wulff was first elected as a director of Hercules in July 2003, and served as interim Chairman from October 2003 to December 2003. Mr. Wulff served as a member of the Financial Accounting Standards Board from July 2001 until June 2003. From January 1996 until March 2001, Mr. Wulff was Chief Financial Officer of Union Carbide Corporation. During his 14 years with Union Carbide, Mr. Wulff also served as Vice President and Principal Accounting Officer from January 1989 to December 1995, and Controller from July 1987 to January 1989. From April 1977 until June 1987, Mr. Wulff was a partner with KPMG and predecessor accounting and consulting firms. Mr. Wulff currently is a director of Celanese Corporation (2006-present), Sunoco, Inc. (2004-present) and Chemtura Corporation (2009-present). He served as a director of Fannie Mae from December 2004 until 2008 and of Hercules Incorporated until 2008 as well.

Class III Directors Whose Terms Expire in 2013

Basil L. Anderson
Director since April 2004

Basil L. Anderson, age 65, is a member of the Audit and Governance and Compensation Committees of the Board of Directors. Mr. Anderson served as Vice Chairman of Staples, Inc., an office products company, from September 2001 until his retirement in March 2006. Prior to joining Staples, Mr. Anderson served as Executive Vice President and Chief Financial Officer of Campbell Soup Company from April 1996 to February 2001. Prior to joining Campbell Soup, Mr. Anderson was with Scott Paper Company where he served in a variety of capacities beginning in 1975, including Vice President and Chief Financial Officer from December 1993 to December 1995. Mr. Anderson currently is a director of Staples, Inc. (1997-present), Becton Dickinson (2004-present), and Hasbro, Inc. (2002-present). He served as director of CRA International Inc. until January 2010.

Darrell Duffie, Ph.D.
Director since October 2008

Darrell Duffie, Ph.D., age 56, is Chairman of the MIS Committee and is a member of the Audit and Governance and Compensation Committees of the Board of Directors. He is the Dean Witter Distinguished Professor of Finance at Stanford University Graduate School of Business and has been on the finance faculty at Stanford since receiving his Ph.D. from Stanford in 1984. He has authored books and research articles on topics in finance and related fields. Dr. Duffie is a trustee of iShares Trust, and is a director of iShares, Inc. (2008-present), a family of Exchange Traded Funds from Barclays Global Investors, and as a result oversees a total of approximately 200 funds within the fund complex. Dr. Duffie is also a member of The Federal Reserve Bank of New York Financial Advisory Roundtable, the Banff International Research Station Scientific Advisory Board, the Board of The Pacific Institute of Mathematical Sciences, is a Fellow and member of the Council of the Econometric Society, and a Fellow of the American Academy of Arts & Sciences. Dr. Duffie is a member of the Executive Committee and was the President of the American Finance Association in 2009.

Raymond W. McDaniel, Jr.
Director since April 2003

Raymond W. McDaniel, Jr., age 53, has served as the Chairman and Chief Executive Officer of the Company since April 2005 and serves on the MIS and International Business Development Committees of the Board of Directors. Mr. McDaniel served as the Company's President from October 2004 until April 2005 and the Company's Chief Operating Officer from January 2004 until April 2005. He has served as Chairman and Chief Executive Officer of Moody's Investors Service, Inc., a subsidiary of the Company, since October 2007 and held the additional title of President from November 2001 to August 2007 and December 2008 to November 2010. Mr. McDaniel served as the Company's Executive Vice President from April 2003 to January 2004, and as Senior Vice President, Global Ratings and Research from November 2000 until April 2003. He served as Senior Managing Director, Global Ratings and Research, of Moody's Investors Service, Inc. from November 2000 until November 2001 and as Managing Director, International from 1996 to November 2000. Mr. McDaniel currently is a director of John Wiley & Sons, Inc. (2005-present).

ITEM 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee appointed KPMG LLP as the Company's independent registered public accounting firm to audit the consolidated financial statements of the Company for the year ending December 31, 2011. KPMG LLP audited the consolidated financial statements of the Company for the year ending December 31, 2010.

As a matter of good corporate governance, the Audit Committee has requested the Board of Directors to submit the selection of KPMG LLP as the Company's independent registered public accounting firm for 2011 to stockholders for ratification. If the appointment of KPMG LLP is not ratified by stockholders, the Audit Committee will re-evaluate its selection and will determine whether to maintain KPMG LLP as the Company's independent registered public accounting firm or to appoint another independent registered public accounting firm. A representative of KPMG LLP is expected to be present at the Annual Meeting. Such representative will have the opportunity to make a statement if he so desires and is expected to be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2011.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

The aggregate fees for professional services rendered for (i) the integrated audit of the Company's annual financial statements for the years ended December 31, 2010 and 2009, (ii) the review of the financial statements included in the Company's Reports on Forms 10-Q and 8-K, and (iii) statutory audits of non-U.S. subsidiaries, were approximately $2.0 million and $1.8 million in 2010 and 2009, respectively. These fees included amounts accrued but not billed of $1.3 million in each of 2010 and 2009.

Audit-Related Fees

The aggregate fees billed for audit-related services rendered to the Company were approximately $0.1 million in both of the years ended December 31, 2010 and 2009. Such services included employee benefit plan audits.

Tax Fees

The aggregate fees billed for professional services rendered for tax services rendered by the auditors for the years ended December 31, 2010 and 2009 were $0 and $6,900, respectively.

All Other Fees

The aggregate fees billed for all other services rendered to the Company by KPMG LLP for the year ended December 31, 2010 and 2009 were $0 and $0, respectively.

ITEM 3—ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

We are asking stockholders to approve an advisory resolution on the Company's executive compensation as reported in this Proxy Statement. As described in the Compensation Discussion and Analysis section of this Proxy Statement ("Compensation Discussion and Analysis" or "CD&A"), the goal of the Governance and Compensation Committee (the "Committee") in setting executive compensation is to provide a competitive total compensation package that assists in the retention of the Company's executives and motivates them to perform at a superior level while encouraging behavior that is in the long-term best interests of the Company and its stockholders. Consistent with this philosophy, a significant portion of the total compensation opportunity for each of Moody's executives is performance-based and dependent upon the Company's achievement of specified goals that are both financial and non-financial in nature.

Despite the challenging market conditions, Moody's full-year results reflected the continued improvement of credit markets and greater customer use of a number of Moody's products and services throughout 2010. As discussed in further detail in the CD&A, these operating and financial performance achievements formed the basis for compensation awards made by the Committee.

The Company continually reviews best practices in governance and executive compensation. Among these practices in 2010, the Company:

- implemented a new three-year performance-based share award program;
- reduced the percentage of long-term equity awarded in the form of stock options (formerly, 100%) from the overall equity compensation mix;
- expanded its clawback policy to apply to performance share awards;
- continued its practice of not entering into employment agreements with its executives, including the NEOs;
- did not provide perquisites or other personal benefits with an aggregate value of more than $10,000 to its executives, including the NEOs; and
- maintained existing stock ownership guidelines for its executives, including the NEOs, and its non-management directors to encourage them to acquire and maintain a meaningful stake in the Company.

We urge stockholders to read the CD&A beginning on page 25 of this Proxy Statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and related compensation tables and narrative, appearing on pages 40 through 55, which provide detailed information on the compensation of our named executive officers. The Committee and the Board of Directors believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement has supported and contributed to the Company's success.

In accordance with recently adopted Section 14A of the Exchange Act, and as a matter of good corporate governance, the Board is asking stockholders to approve the following advisory resolution at the 2011 Annual Meeting of Stockholders:

> RESOLVED, that the stockholders of Moody's Corporation (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables and narrative in the Proxy Statement for the Company's 2011 Annual Meeting of Stockholders.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Committee will review and consider the voting results when evaluating the Company's executive compensation program.

The Board of Directors recommends a vote FOR the approval of the advisory resolution on executive compensation.

ITEM 4—ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

In Item 3 above, we are asking stockholders to vote on an advisory resolution on executive compensation, and we will provide this type of advisory vote at least once every three years. Pursuant to recently adopted Section 14A of the Exchange Act, in this Item 4 we are asking stockholders to vote on whether future advisory votes on executive compensation should occur every year, every two years or every three years.

Following adoption of legislation providing for this stockholder vote, we discussed considerations regarding the frequency of advisory votes on executive compensation with some of our stockholders and received feedback generally supporting a vote once every three years, although we understand that other stockholders may support a vote every year. After careful consideration, the Board of Directors recommends that future advisory votes on executive compensation occur every three years (triennially). We believe that this frequency is appropriate for a number of reasons. Most significantly, our compensation programs are designed to reward long-term performance, and a triennial vote corresponds with the performance period under our performance based share awards. Thus, we encourage our stockholders to also evaluate our executive compensation programs over a multi-year horizon and to review our named executives' compensation over the past three fiscal years as reported in the Summary Compensation Table on page 40. In addition, we believe that a triennial advisory vote on executive compensation reflects the appropriate time frame for the Committee and the Board of Directors to evaluate the results of the most recent advisory vote on executive compensation, to discuss the implications of that vote with stockholders to the extent needed, to develop and implement any adjustments to our executive compensation programs that may be appropriate in light of a past advisory vote on executive compensation, and for stockholders to see and evaluate the Committee's actions in context. In this regard, because the advisory vote on executive compensation occurs after we have already implemented our executive compensation programs for the current year, and because the different elements of compensation are designed to operate in an integrated manner over a period of years and to complement one another, we expect that in many cases it may not be appropriate or feasible to fully address and respond to any one year's advisory vote on executive compensation by the time of the following year's annual meeting of stockholders.

The Board of Directors is aware of and took into account views that some have expressed in support of conducting an annual advisory vote on executive compensation.

- We are aware that some stockholders believe that annual advisory votes will enhance or reinforce accountability. However, we have in the past and will in the future continue to engage with our stockholders on a number of topics and in a number of forums. Thus, we view the advisory vote on executive compensation as an additional, but not exclusive, means for our stockholders to communicate with us regarding their views on the Company's executive compensation programs.
- We believe that the many avenues that have and will continue to exist for stockholder engagement differentiate the Company from the situation that exists in certain countries where an annual advisory vote on executive compensation is prevalent.

- Also, because our executive compensation programs have typically not changed materially from year-to-year and are designed to operate over the long-term and to enhance long-term performance, we are concerned that an annual advisory vote on executive compensation could lead to a near-term perspective inappropriately bearing on our executive compensation programs.
- Finally, although we believe that holding an advisory vote on executive compensation every three years will reflect the right balance of considerations in the normal course, we will periodically reassess that view and can provide for an advisory vote on executive compensation on a more frequent basis if changes in our compensation programs or other circumstances suggest that such a vote would be appropriate.

We understand that our stockholders may have different views as to what is an appropriate frequency for advisory votes on executive compensation. We look forward to the input that our stockholders will provide through this frequency vote, and we will carefully consider and take into account our stockholders' votes and any additional insights that we obtain into the voting results when determining how often to conduct future advisory votes on executive compensation. Stockholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. Stockholders are not voting to approve or disapprove the Board's recommendation. This advisory vote on the frequency of future advisory votes on executive compensation is non-binding on the Board of Directors. Notwithstanding the Board's recommendation and the outcome of the stockholder vote, the Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.

The Board of Directors recommends stockholders vote to conduct future advisory votes on executive compensation every three years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth the number of shares of Common Stock beneficially owned as of December 31, 2010 by (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock (the "Company's 5% Owners"), (ii) each director and nominee for director of the Company, (iii) each named executive officer listed in the Summary Compensation Table below (the "Named Executive Officers" or "NEOs"), and (iv) all directors and executive officers of the Company as a group. Stock ownership information is based on (a) the number of shares of Common Stock held by directors and executive officers as of December 31, 2010 (based on information supplied to the Company by them), calculated in accordance with SEC rules, and (b) the number of shares of Common Stock held by the Company's 5% Owners, based on information filed with the SEC by the Company's 5% Owners. Unless otherwise indicated and except for the interests of individuals' spouses, the stockholders listed below have sole voting and investment power with respect to the shares indicated as owned by them. Percentages are based upon the number of shares of Common Stock outstanding on December 31, 2010, and, where applicable, the number of shares of Common Stock that the indicated person or group had a right to acquire within 60 days of such date. The table also sets forth ownership information concerning "Stock Units," the value of which is measured by the price of the Common Stock. Stock Units do not confer voting rights and are not considered "beneficially owned" shares under SEC rules.

Name	Aggregate Amount of Shares Beneficially Owned(1)	Stock Units(2)	Percentage of Shares Outstanding
Mark E. Almeida	432,192(3)	—	*
Basil L. Anderson	20,257	11,140	*
Darrell Duffie	10,540	—	*
Robert R. Glauber	41,624	1,653	*
John J. Goggins	387,584	—	*
Linda S. Huber	317,095	—	*
Ewald Kist	18,780	—	*
Connie Mack	35,540(4)	—	*
Michel Madelain	201,620	—	*
Raymond W. McDaniel, Jr.	1,405,139(5)	—	*
Henry A. McKinnell, Jr.	95,176	1,656	*
Nancy S. Newcomb	17,214	—	*
John K. Wulff	27,257	17,685	*
All current directors and executive officers as a group (17 persons)	3,425,140	32,134	1.5%
Berkshire Hathaway, Inc. Warren E. Buffett, OBH, Inc., GEICO Corporation, Government Employees Insurance Company and National Indemnity Company 3555 Farnam Street Omaha, Nebraska 68131	28,415,250(6)(7)	—	12.3%
Davis Selected Advisers, L.P. 2949 East Alvira Road, Suite 101 Tucson, Arizona 85706	14,604,896(8)	—	6.3%
Capital World Investors 333 South Hope Street Los Angeles, California 90071	28,405,000(9)	—	12.3%
BlackRock, Inc. 40 East 52nd Street, New York, New York 10022	15,205,847(10)	—	6.6%

* Represents less than 1% of the outstanding Common Stock.

(1) Includes the maximum number of shares of Common Stock that may be acquired within 60 days of December 31, 2010, upon the exercise of vested stock options as follows: Mr. Almeida—299,956; Mr. Anderson—0; Dr. Duffie—0; Mr. Glauber—14,400; Mr. Goggins—341,952; Ms. Huber—273,374; Mr. Kist—0; Senator Mack—18,000; Mr. Madelain—161,274; Mr. McDaniel—1,242,777; Dr. McKinnell—14,400; Ms. Newcomb—0; and Mr. Wulff—0; and all current directors and executive officers as a group—2,805,380. Also includes the following shares of restricted stock over which the Named Executive Officers and directors had voting (but not dispositive) power as of December 31, 2010: Mr. Almeida—20,450; Mr. Anderson—8,324; Dr. Duffie—8,317; Mr. Glauber—8,324; Mr. Goggins—20,665; Ms. Huber—26,400; Mr. Kist—8,324; Senator Mack—8,324; Mr. Madelain—18,443; Mr. McDaniel—20,539; Dr. McKinnell—8,324; Ms. Newcomb—8,324; and Mr. Wulff—8,324; and all current directors and executive officers as a group—173,082.

(2) Consists of stock units (payable to non-management directors after retirement), the value of which is measured by the price of the Common Stock, received under various non-management director compensation arrangements of the Company and its predecessor. These units do not confer voting rights and are not considered "beneficially owned" shares of Common Stock under SEC rules. Additional stock units accrue over time to reflect the deemed reinvestment of dividends.

(3) This amount includes 1,000 shares of Common Stock by a trust for Mr. Almeida's sister.

(4) This amount includes 484 shares of Common Stock owned by the Priscilla Mack Trust.

(5) This amount includes 2,000 shares of Common Stock owned by Mr. McDaniel's spouse.

(6) As set forth in Amendment No. 2 to the Schedule 13G jointly filed with the SEC on February 14, 2011 by Warren E. Buffett, Berkshire Hathaway Inc., OBH, Inc., GEICO Corporation, Government Employees Insurance Company and National Indemnity Company, (a) each of Mr. Buffett, Berkshire Hathaway Inc., OBH, Inc. and National Indemnity Company had shared voting power and shared dispositive power with respect to 28,415,250 shares reported in such Amendment No. 2 to the Schedule 13G and (b) each of GEICO Corporation and Government Employees Insurance Company had shared voting power and shared dispositive power with respect to 15,719,400 of such 28,415,250 shares.

(7) This address is listed in Amendment No. 2 to the Schedule 13G jointly filed with the SEC on February 14, 2011 as the address of each of Mr. Buffett, Berkshire Hathaway Inc. and OBH, Inc. The address of National Indemnity Company is listed as 3024 Harney Street, Omaha, Nebraska 68131; and the address of GEICO Corporation and Government Employees Insurance Company is listed as 1 GEICO Plaza, Washington, D.C. 20076.

(8) A Schedule 13G/A filed by Davis Selected Advisers, L.P. ("Davis") with the SEC on February 14, 2011 reported that Davis, a registered investment adviser, had sole voting power with respect to 13,635,221 of such 14,604,896 shares.

(9) A Schedule 13G/A filed by Capital World Investors ("Capital World") with the SEC February 14, 2011 reported that Capital World had sole voting power with respect to 25,955,000 of such 28,405,000 shares.

(10) A Schedule 13G filed by BlackRock, Inc. with the SEC on February 7, 2011 reported that, as of December 31, 2010, BlackRock had sole voting power with respect to 15,205,847 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who beneficially own more than 10% of a registered class of the Company's equity securities to file with the SEC reports on Forms 3, 4 and 5 concerning their ownership of, and transactions in, the Common Stock and other equity securities of the Company. As a practical matter, the Company assists its directors and executives by monitoring transactions and completing and filing reports on their behalf.

Based solely on the Company's review of copies of such reports furnished to the Company and written representations that no other reports are required, the Company believes that all of its officers and directors and those greater-than-10% stockholders that filed any reports filed all of such reports on a timely basis during the year ended December 31, 2010.

COMPENSATION DISCUSSION AND ANALYSIS

Moody's understands that it needs to foster and maintain a strong leadership team with capable, experienced and motivated people in order to achieve long-term success. Moody's executive compensation programs are designed to develop and incentivize an executive team with the ability to manage the business during challenging times and to evolve the Company's practices as changes in the market warrant by aligning compensation with business performance. This discussion and analysis provides a guide to Moody's executive compensation program and explains the decisions of the Governance and Compensation Committee (the "Committee") regarding compensation reported for 2010 for Raymond W. McDaniel, Jr., the Chairman and Chief Executive Officer (referred to as the "CEO"), and the other executive officers named in the Summary Compensation Table on page 40 (together with the CEO, referred to as the "Named Executive Officers" or "NEOs").

EXECUTIVE SUMMARY

Improved Business Results Considered

Moody's financial performance for 2010 was better than had been anticipated earlier in the year when compensation targets were established. The Company's fourth quarter and full-year 2010 results reflected strong performance in credit ratings and growth in all areas of Moody's Analytics. Throughout the year, the Company continued to confront obstacles as the worldwide economic situation continued to impact the Company's business and the Moody's Investors Service ("MIS") subsidiary and other credit rating agencies continued to be the subject of heightened scrutiny and increased regulation. Despite significant earnings growth, this focus on rating agencies continued to weigh on the Company's stock performance.

Despite the challenging market conditions, Moody's full-year results reflected the continued improvement of credit markets and greater customer use of a number of Moody's products and services throughout 2010; in turn, compensation increases reflected Moody's improved financial performance. The highlights of the Company's improved performance include:

- 2010 revenue totaled $2,032.0 million, an increase of 13% from $1,797.2 million for 2009.
- 2010 operating income of $772.8 million increased 12% from $687.5 million for 2009.
- 2010 diluted earnings per share ("EPS") of $2.15 for the full-year 2010 grew 27% from $1.69 in 2009.

These operating and financial performance achievements formed the basis for compensation awards made by the Committee.

- In light of the fact that the Company's operating income and EPS surpassed budgeted goals, incentive compensation increased in 2010.
- For the NEOs (all of whom were NEOs in 2009 as well) cash incentive awards ranged from approximately 135% of target to 166% of target, increasing on average by approximately 63% as compared to 2009 awards.
- The value of equity awards granted to our NEOs is directly affected by our stock price performance, which remained virtually constant for the year. Thus any stock options awarded to Moody's NEOs will not accrete in value unless the Company's stock price increases above the option strike price. Additionally, the value of any restricted shares and performance shares granted to NEOs will not increase unless the Company's stock price increases above the grant price.
- The grant date fair value of the long-term equity incentive award granted to the CEO in February 2010 was approximately 48% higher than the 2009 award value. The grants awarded to the NEO group (excluding the CEO) in February 2010 were, on average, approximately 25% higher than the 2009 award values. These increases were due in part to the relatively low value of equity awards made in 2009. In addition, the value of the 2010 awards was determined in the context of a competitive market review provided by the Committee's compensation consultant that indicated that Moody's equity awards had fallen substantially behind those of its peer group.

Governance Highlights

The Company continually reviews best practices in governance and executive compensation. Among these practices in 2010, the Company:

- implemented a new three-year performance-based share award program;
- reduced the percentage of long-term equity awarded in the form of stock options (formerly, 100%) from the overall equity compensation mix;
- expanded its clawback policy to apply to performance share awards;
- continued its practice of not entering into employment agreements with its executives, including the NEOs;
- did not provide perquisites or other personal benefits with an aggregate value of more than $10,000 to its executives, including the NEOs; and
- maintained existing stock ownership guidelines for its executives, including the NEOs, and its non-management directors to encourage them to acquire and maintain a meaningful stake in the Company.

PHILOSOPHY OF THE EXECUTIVE COMPENSATION PROGRAM

Moody's executive compensation program is designed to:

- **link** a substantial part of each executive's compensation to the achievement of the Company's financial and operating objectives as well as a broader set of goals that may not be measured directly by financial performance alone and to the individual's performance. To better link compensation to those objectives, beginning in 2010, three-year performance shares were introduced as a component of senior management's compensation, replacing a significant portion of stock options granted to NEOs, thereby decreasing the percentage that stock options represent of the overall equity and compensation mix.
- **align** executives' rewards with changes in the value of stockholders' investments. To achieve this, a portion of the NEO's long-term equity awards continues to be comprised of stock options.
  - We implement this **linkage** and **alignment** by:
    - awarding the NEOs with annual cash incentive compensation based on the Company's performance against financial objectives specified at the beginning of the performance year and an evaluation of individual, qualitative and largely non-financial accomplishments and performance during that year;
    - using Company performance to determine the overall funding of the incentive pool that will be distributed to the NEOs;
    - evaluating each NEO's individual performance based on a list of annual non-financial objectives to determine the actual individual payout;
    - moving the targeted long-term equity award mix in 2010 to 40% options and 60% performance shares from 100% options in 2009;
    - increasing the total target dollar value of equity (options and performance shares) by approximately 25% in 2010 for the NEO group (excluding the CEO), as compared to 2009;
    - providing that performance shares will be earned following the completion of a three-year performance period only if certain performance goals are achieved or exceeded; and
    - basing performance thresholds for the calendar years 2010-2012 performance period, on the Company's EPS, MIS's ratings accuracy performance and MA's sales. The weights of these metrics vary depending on each NEO's role and responsibilities.

- provide a **competitive** total compensation package that will **motivate** the Company's executives to perform at a superior level and will assist in incentivizing and retaining the executives. When designing the total compensation package, we compare data to that of a group of select peer companies and the broader financial services industry, as discussed further in the "Peer and Market Review" section beginning on page 34. Additionally, we consider each NEO's:
  - skills,
  - experience,
  - tenure, and
  - performance during the prior year.

ELEMENTS OF MOODY'S COMPENSATION PROGRAM

The following table lists the elements of Moody's 2010 executive compensation program and the primary purpose of each:

Element	Form	Objectives and Basis
Base Salary	Cash	• Base salary is intended to provide a level of pay that is appropriate given professional status, job content, market value, accomplishments and internal equity. • Moody's generally sets base salaries for each NEO between the 50th and 75th percentile salary of executives in similar positions within the peer group and/or the broader financial services market. Moody's sometimes pays above the median in order to attract and retain superior talent and to reward officers whose scope of responsibilities are broader than others in their standard position.
Annual Cash Incentives	Cash	• Annual cash incentives are intended to reward performance and assist in motivation and retention of management. • Individual target amounts are set based upon a competitive review against the peer group and/or the broader financial services market as well as internal equity. • Payments are made from a cash incentive pool that is funded based on the Company's financial performance versus target. The NEO cash incentive pool is adjusted based on the results of an Institutional Investor Satisfaction survey conducted on behalf of the Company by an independent third party. • Each NEO's individual award then is adjusted based on financial, corporate and individual performance against pre-established qualitative, largely non-financial objectives. • Award payouts are finalized at the Committee's February meeting following the performance year in question and after a review of each NEO's performance against his or her annual objectives; actual payouts are typically made at the beginning of March. • Awards customarily are made under the 2004 Plan, which stockholders re-approved in 2010, although the Committee retains discretion to pay discretionary cash incentives when circumstances warrant.

Element	Form	Objectives and Basis
Long-Term Incentive Compensation	Performance Shares, Stock Options, Restricted Stock	• To help balance the need to motivate the NEOs to drive long-term stockholder value, to manage the number of shares used to deliver equity awards, and to allow the Company to measure and reward a broader set of goals, the Committee decided that for 2010 it would deliver equity incentive compensation 40% through stock options and 60% through performance-based shares as measured by grant date value. • Stock options vest based on continued service over four years in annual 25% increments, ensuring (i) that executives will realize value from their awards only if the market price of the Company's stock appreciates above the options' exercise price after the options have vested, and (ii) that executives are motivated to remain with the Company due to the multi-year vesting schedule. Stock options expire ten years after grant date. • Performance shares will be earned following the completion of a three-year performance period if certain performance goals are met or exceeded. For the calendar years 2010-2012 performance period, these performance thresholds will be based on the Company's EPS, MIS's ratings accuracy performance, and MA's sales. The weights of these metrics vary depending on each NEO's role and responsibilities. • A Special Retention Restricted Stock Grant was made by the Committee and awarded to certain members of senior management, excluding the CEO, in September 2010. This grant was designed to reward dedication and important contributions made to the Company during the year and to promote retention of key personnel, including some of the NEOs. The shares will vest equally in four annual installments beginning on March 1, 2011 provided there is continued employment through each such vesting date.
Perquisites	Limited	• Moody's does not provide perquisites or other personal benefits with an aggregate value of more than $10,000 to its executives, including the NEOs.

Element	Form	Objectives and Basis
Retirement Benefits	Broad-based and non-tax qualified plans	• **Defined Benefit Plans**. The defined benefit pension plans are the Moody's Corporation Retirement Account (the "Retirement Account"), the Pension Benefit Equalization Plan ("PBEP") and the Supplemental Executive Benefit Plan ("SEBP"). The Retirement Account, together with the PBEP, provides income upon retirement based on a percentage of annual compensation. The Retirement Account has been frozen to new participants since December 31, 2007 and the SEBP, which has three participants, was closed to new participants as of January 1, 2008. • More details regarding the Retirement Account, the PBEP and the SEBP are provided in the narrative following the Pension Benefits Table for 2010 on page 47. Mr. Madelain participates in Moody's UK Group Personal Pension Plan, described on page 49. • **Defined Contribution Plans.** Moody's also offers its U.S. employees, including the NEOs, the opportunity to participate in a tax-qualified defined contribution plan, the Profit Participation Plan, and offers highly compensated senior management, including the NEOs who reside in the U.S., a voluntary deferred compensation plan (the "Moody's Corporation Deferred Compensation Plan," or "DCP"). • The primary purpose of the DCP is to allow certain employees to continue pre-tax deferrals into a nonqualified plan and receive the maximum company match on compensation which exceeds the IRS limits for allowable pre-tax deferrals into the Profit Participation Plan. The Company match only applies to deferrals in excess of the IRS limit on compensation that can be taken into account under a tax-qualified defined contribution plan. In addition, the Company will credit to the DCP employer contributions that would have been made to the Profit Participation Plan but for the application of the IRS compensation limit. • Additional information regarding the DCP is found on page 50.

Weighting of Elements—Fixed versus "At Risk" compensation

The Company did not have a target weight for each element of compensation in 2010. Instead, the Company reviewed data from its peer group and the broader financial services market, as discussed in further detail in the "Peer and Market Review" section beginning on page 34, and, based on that data, determined what level of the total compensation package should be "at risk" and what level should be fixed in the form of salary. The Committee concluded that approximately 20% to 30% of total target compensation should be fixed and approximately 70% to 80% should be at risk in 2010.

	Total Target Compensation			
Name	% that is Base Salary	% that is Target Annual Incentive	% that is Target Equity(1)	% that is At Risk(2)
Raymond W. McDaniel	19%	34%	47%	81%
Linda S. Huber	24%	32%	44%	76%
Michel Madelain	26%	31%	43%	74%
Mark E. Almeida	27%	32%	41%	73%
John G. Goggins	30%	29%	41%	70%

(1) Does not include September 2010 special retention grant of restricted stock.

(2) Includes annual incentive target award amount and target equity grant.

2010 Compensation Decisions

Base salary

The Committee determined that it was appropriate to maintain the same salary for Mr. McDaniel as he received in 2007, 2008 and 2009. For a detailed description of the rationale behind Mr. McDaniel's compensation, please see "Chief Executive Officer Compensation" on page 36. In 2010, base salary represented approximately 23% of the aggregate total target compensation for the NEO group. The base salaries paid to the NEOs during 2010 are reported in the Summary Compensation Table on page 40.

Annual cash incentives

The Committee sets target cash incentives at 100% of targets for achievement of growth in operating income and EPS consistent with the Company's budget. Cash incentives were paid out at 135% to 166% of target based upon financial and individual performance and the results of an Institutional Investor Satisfaction survey. The performance goals that the Committee sets are intended to be aspirational and challenging, but achievable. When the targets were set by the Committee, the members believed that exceeding the targets would require extraordinary effort individually and collectively by the NEOs and therefore, maximum cash incentive payments would be reflective of that extraordinary performance.

- *Funding of Cash Incentive Pool.* In 2010, the cash incentive pool was funded based on the Company's financial performance against the Company's budget. For 2010, funding of the cash incentive pool was based on Company operating income and EPS goals relative to target and reflects adjustments for legacy tax and restructuring activities that were agreed to at the time the financial goals were set.

- Company operating income and EPS goals were selected in order for cash incentive payouts to reflect achievement against budgeted expectations for profitability.

- The NEO cash incentive pool for 2010 funded at 158% based upon Company operating income and EPS that exceeded target. In addition, the NEO cash incentive pool was adjusted upward by 10% based on favorable results of an Investor Satisfaction survey conducted on behalf of the Company by an independent third party.

Allocation of Bonus Pool

Each NEO has an annual cash incentive target (as well as a maximum) that can be earned based upon performance against financial and non-financial individual objectives.

- The amount of cash incentive funding awarded to each individual NEO was then determined based upon an assessment of that individual's performance against qualitative, largely non-financial objectives agreed for the year. These are described below under "Individual Performance."
- **Company Performance**. Because the NEOs had varying degrees of influence over each metric, the weighting of these measures varied among the NEOs.
  - Company performance for corporate-level executives (Messrs. McDaniel and Goggins and Ms. Huber) was measured 50% based on Company operating income results and 50% based on EPS results, whereas performance for executives primarily responsible for Moody's two business units (Messrs. Madelain and Almeida) was weighted 75% based on Company operating income results and 25% based on EPS results.

	Performance Metric	
Name	Operating Income	EPS
Raymond W. McDaniel	50%	50%
Linda S. Huber	50%	50%
Michel Madelain	75%	25%
Mark E. Almeida	75%	25%
John G. Goggins	50%	50%

  - For 2010, performance in-line with the Company's budget for operating income and EPS would result in 100% funding of the target cash incentive pool. For the 2010 plan year, maximum incentive funding was 200% of target. In 2009, the Committee had reduced the maximum funding from 200% and lowered it to 150% to eliminate the risk of high bonus payments in a year financial results were expected to be depressed. Raising the maximum funding to 200% returned the Company to be in-line with market practice.
  - Moody's operating income and EPS goals for 2010 were $750.4 million and $1.80, respectively. The Company actually achieved operating income of $772.8 million and EPS of $2.15, including a benefit of $0.02 associated with certain legacy tax matters, and total tax benefits of $0.15 in the second half of 2010 associated with foreign earnings and state taxes.

Bonus Pool Funding Metrics

	Threshold Funding	Target Funding	Maximum Funding
Operating Income	$600.3 million	$750.4 million	$900.5 million
EPS	$ 1.40	$ 1.80	$ 2.16

- ***Institutional Investor Satisfaction***. In 2009, the Committee added an institutional investor satisfaction survey (performed by an independent third party) modifier to the NEOs' annual cash incentive program and this was maintained for 2010 as well. This modifier adjusts the total funding of the program upward or downward based on achievements versus the Company's customer value goals. The Company's goals for 2010 were consistent with 2009 as management was evaluated regarding whether they were able to continue to enhance positive investor impressions of Moody's products and services and whether they were able to reduce the less favorable impressions. Based upon the results of the survey and at the discretion of the Committee, the NEO's cash incentive pool can be increased by up to 10%.

- ***Individual Performance.*** Subject to the NEO's satisfaction of his or her performance against non-financial objectives, the Committee retains the discretion to set individual award payouts under the 2004 Plan. For that reason, and after considering the recommendation of the CEO (except with respect to his award), the Committee may apply a negative adjustment to the award amount. This could result in actual 2004 Plan awards deviating from the performance achievement award level. In addition to corporate financial performance, each of the NEOs had individual performance goals that were evaluated when determining their actual annual incentive award payouts.

    - *Mr. McDaniel*: The Committee determined, based on Mr. McDaniel's achievement of (i) helping to restore confidence in the ratings of MIS by raising awareness of the role and function of ratings and overseeing the development of policy-level proposals for changes in rating system management, (ii) contributing to positive market outreach initiatives, (iii) continuing to interact effectively with legislative and regulatory representatives on a global basis, (iv) advancing analytical, work process and governance transitions associated with new legislative and regulatory requirements, (v) supporting growth in ratings and non-ratings businesses, and (vi) presiding over effective cost management, to pay Mr. McDaniel 157% of his target annual cash incentive.

    - *Ms. Huber*: The Committee determined, based on Ms. Huber's (i) contributions to the Company's operating income and EPS performance that exceeded targets by 5.3% and 21.8%, respectively; (ii) coordination of outreach relating to Moody's ratings and financial performance, (iii) continued support of corporate governance initiatives, technology improvements and international continuity plans, (iv) completion of major real estate projects within budget, (v) management of budget and the Company's capital position, while maintaining financial flexibility, and (vi) her oversight of the Company's new Chief Information Officer, to pay Ms. Huber 154% of her target annual cash incentive.

    - *Mr. Almeida*: The Committee determined that based on Mr. Alemeida's (i) contributions to the Company's operating income and EPS performance that exceeded targets by 5.3% and 21.8%, respectively, (ii) oversight of Moody's Analytics revenue and sales growth in 2010 where MA sales exceeded target by 6.3%, (iii) development of strategic position of Moody's Analytics in the financial information industry and outreach to build awareness of Moody's Analytics as an independent source of risk analytics, (iv) implementation of efficient operating standards, including recruitment and new product marketing, and (v) critical role in the closing of the acquisition of CSI Global Education, to pay Mr. Almeida 135% of his target annual cash incentive.

    - *Mr. Madelain*: The Committee determined that based on Mr. Madelain's (i) contributions to the Company's operating income and EPS performance that exceeded targets by 5.3% and 21.8%, respectively, (ii) continued work in the area of outreach regarding the quality of Moody's ratings and credibility, (iii) oversight of the migration of the municipal scale ratings to the global scale ratings, (iv) supervision of the effective implantation of the global regulatory frameworks, and (v) implementation of other operational and organizational improvements including the creation of a new commercial organization, to pay Mr. Madelain 135% of his target annual cash incentive.

    - *Mr. Goggins*: The Committee determined that based on Mr. Goggins (i) management of litigation and government investigations, (ii) oversight of the implementation of and compliance with all applicable laws and regulations, including SEC rules and European Union directives, (iii) interaction with regulators regarding legislative developments, and (iv) support of Moody's Investors Service and Moody's Analytics business initiatives, to pay Mr. Goggins 166% of his target annual cash incentive.

This year's Company financial performance resulted in funding for the NEOs under the 2004 Plan, with the resulting annual cash incentive awards as shown in the table below:

Name	Target Cash Incentive Under 2004 Plan	Maximum Cash Incentive Under 2004 Plan	Actual Cash Incentive Paid Under 2004 Plan
Raymond W. McDaniel	$1,684,900	$3,369,800	$2,643,600
Linda S. Huber	686,400	1,372,800	1,054,500
Michel Madelain(1)	544,261	1,088,522	736,353
Mark E. Almeida	544,100	1,088,200	736,000
John G. Goggins	400,400	800,800	664,200

(1) Mr. Madelain's compensation figures are shown in the table in U.S. dollars. However, certain elements of his compensation were paid in British pounds sterling. An exchange rate of 1.5392 from The Federal Reserve Bank as of December 30, 2010 was used to calculate the U.S. dollar amount.

Long-term equity incentive compensation

2010 long-term equity incentive mix. For 2010, equity grants were made in February based upon the Committee's evaluation of 2009 performance. The Committee determined that beginning in 2010, three-year performance shares would be introduced as a component of senior management's compensation to replace a portion of stock options granted to NEOs, thereby decreasing the percentage that stock options represent of the overall equity and compensation mix. In 2010, the Committee decided (based on management's recommendation) that it would deliver equity incentive compensation 40% through stock options and 60% through performance-based shares.

- This decision was made to help balance the need to motivate the NEOs to drive long-term stockholder value, to manage the number of shares used to deliver equity awards, and to allow the Company to measure and reward a broader set of goals that may not be measured directly by financial performance alone.

Stock options. Stock options vest based on continued service over four years in annual 25% increments, ensuring (i) that executives will realize value from their awards only if the market price of the Company's stock appreciates above the options' exercise price after the options have vested, and (ii) that executives are motivated to remain with the Company due to the multi-year vesting schedule. The Committee believes that because value is realized only if the Company's stock price rises, that stock options are another way of tying compensation to stock price performance. Stock options expire ten years after the grant date.

Performance Shares. The performance shares will be earned following the completion of a three-year performance period if certain cumulative performance goals are achieved or exceeded. For the 2010-2012 performance period, performance thresholds will be based on the Company's profitability (measured in EPS), MIS's ratings accuracy performance (as described below), and MA's sales. For compensation purposes, Moody's measures the accuracy performance of MIS' ratings with the accuracy ratio. The accuracy ratio, which is just one dimension of ratings performance, reflects the ability of credit ratings to distinguish future defaults from non-defaults over a three year period. These three metrics were chosen because (i) they incentivize management to consider the medium-term impact of business decisions, and (ii) balance financial and non-financial factors for business success. The weights of these three performance goals vary depending on each NEO's role and responsibilities.

Special Retention Grants of Restricted Stock. The Committee awarded a special retention grant of restricted stock to certain members of senior management of the Company in September 2010. Mr. McDaniel was not included in the recipient group. This grant was made in order to help raise the long-term equity compensation level of management up to the median of executives in the comparative groups and provides strong retention to members of management. The shares will vest equally in four annual installments beginning on March 1, 2011 provided there is continued employment through each such vesting date.

The Committee concluded (based on management's recommendation) that it was in the Company's best interest to retain key talent in order to ensure the Company's continued smooth navigation through this difficult economic environment and changing regulatory landscape. The grant became effective later in the year, subject to the continued employment of the recipients.

Grant Levels. The Committee's primary considerations in recommending 2010 equity grant levels included the level of each NEO's target total compensation in comparison to the peer group and the financial services industry, and individual performance. In 2010, the aggregate long-term equity compensation awards granted for the NEO group in both February and September combined were at the median of executives in the comparative groups.

In determining the value of equity granted to the NEOs, the Committee first considered the share utilization practices of the Company's peer group, and then endeavored to balance aligning the interests of NEO's with stockholders while also motivating the NEOs to improve the Company's current market position. As a result, the Committee recommended, and the Board approved, equity grants comprised of stock options and performance shares, with economic values approximately 25% higher than total equity grants approved in February 2009, in order to bring equity award values more in line with market levels. The NEOs' individual awards are reported in the Grants of Plan-Based Awards for 2010 table on page 43. Long-term incentive grants made in 2008 and 2009 were at values significantly below values awarded in 2007.

Because the annual grants are made in February, each individual award determination considered (i) Company's performance, noted above, (ii) the NEO's role in that performance, including the achievement of individual goals described above in "Annual cash incentives" and (iii) retention objectives for that NEO. The awards are intended to align the interests of NEOs with that of the Company's stockholders. Annual awards are determined by an examination of the present period as well as by considering expectations of the future.

Determining Compensation Levels

The Role of the Governance and Compensation Committee, Its Consultant and Management

The Committee, which is comprised entirely of independent directors, has responsibility for oversight of the Company's compensation program and has final authority for evaluating and setting compensation for NEOs. To assist in this process, it considers recommendations made by the CEO (except with respect to his own compensation) and uses market data and analyses that the Committee's compensation consultant provides in order to help formulate target compensation levels. Meridian Compensation Partners LLC was appointed by the Committee to serve as its compensation consultant for 2010.

The consultant reviewed an analysis of the annual comparison of the elements of Moody's executive compensation structure and practices to those of the Company's peer group, as set forth below, and the broader financial services industry. Based on its review, the consultant concluded that the compensation program structure is consistent with industry practices.

Peer and Market Review

In an effort to provide a competitive compensation package, the Committee annually reviews the structure of the compensation program and targets compensation levels by first comparing data to that of a group of select peer companies.

The Company's 2010 peer group reflects the companies with which Moody's competes for business and executive talent. This group reflects the companies against which Moody's financial performance is measured, as it includes firms that:

- Provide analytics products and services in addition to credit risk analysis,
- Provide company and industry credit research and business information services,

- Have comparable median revenue (peer group median equaled $1.122 billion; Moody's 2009 revenue equaled $1.797 billion),
- Have comparable number of employees (peer group median equaled 2,962; Moody's has 4,000 employees); and
- Have comparable market capitalization (peer group median equaled $4.449 billion; Moody's equaled approximately $6.3 billion as of December 31, 2009).

The 2010 peer companies were:

AllianceBernstein Holding LP	FactSet Research Systems Inc.	Morningstar Inc.
BlackRock Inc.	Fair Isaac Corporation	MSCI
CME Group Inc.	Federated Investors, Inc.	NASDAQ OMX Group Inc.
Corporate Executive Board Company	Interactive Data Corporation	NYSE Euronext
Dun & Bradstreet Corp.	Invesco Ltd.	SEI Investments Co.
Eaton Vance Corp.	The McGraw-Hill Companies, Inc.	Thomson Reuters Corp.
Equifax Inc.		Verisk Analytics, Inc.

In addition to reviewing compensation practices and pay levels within the Company's peer group, the Committee looks at the broader financial services industry's compensation data furnished by management and reviewed by the consultant. This additional compensation data is based on Aon Hewitt's survey data from 26 companies and is used only for reference when evaluating pay for the Company's NEOs. The compensation consultants provided the Committee and management with total compensation data from these comparison groups along with analysis of each element of compensation.

The comparison groups' information is reviewed in quartile ranges, generally targeting the 50th to 75th percentile range for total compensation. The Company has found that using a range and taking a broader approach to these figures, instead of targeting a specific percentage, allows for flexibility based on actual yearly performance, market conditions and the unique nature of Moody's business.

The Company has also found that using this particular 50th to 75th percentile range has allowed it to retain key talent and remain competitive in the marketplace. The Company does not benchmark discrete elements of compensation against a subset of the peer group. In 2010, the targeted total compensation opportunity in aggregate for the NEO group, as well as for the CEO individually, was at the median as compared to the peer group and financial services group comparative data.

Additional Factors When Setting Targets

The above stated range serves as just one of the reference points when establishing targeted total compensation. The Committee also reviews each NEO's:

- skills,
- experience,
- tenure, and
- performance during the prior year.

These factors contribute to variations in actual and target compensation levels. Based on the Committee's analysis of the above, and consideration of a recommendation from the CEO (other than with respect to his own compensation), the Committee establishes a targeted total compensation level for each NEO that it believes is competitive. The Committee periodically benchmarks benefits and perquisites and believes benefits to be in-line with market practice and perquisites to be below current market practice.

Chief Executive Officer Compensation

The Committee begins its analysis of total compensation for the CEO by analyzing the compensation of executive officers with similar positions at companies included in its peer group, as well as in the broader financial services market. In light of the CEO's broad responsibilities requiring oversight of the entire organization, and based on the achievements detailed on page 32 under "Individual Performance," the Committee determined that a higher total compensation package was warranted as compared with the other NEOs.

The mix of Mr. McDaniel's total compensation package has changed in recent years. Since 2006, when Mr. McDaniel received a base salary of $900,000, his base salary has increased minimally. From 2007 through 2010, his base salary was set at $936,000. This salary has been maintained at a consistent level in order to reduce the fixed portion of his total compensation and increase the at-risk percentage.

In terms of his equity grants, the Committee has decreased Mr. McDaniel's stock option awards consistently over the past five years and they have not granted him restricted stock since 2007. Like the other NEOs, Mr. McDaniel received performance shares in 2010 as part of his long-term equity incentive award. These performance shares will be earned following the completion of a three-year performance period only if certain cumulative performance goals are achieved or exceeded. As a result of the Committee's actions, the total value of Mr. McDaniel's annual long-term equity awards for 2008, 2009 and 2010 are below the value he received in 2007.

The Committee believes this current compensation mix and structure better incentivizes the CEO and more closely ties his awards with Company and individual performance. For instance, the increases to Mr. McDaniel's annual incentive payouts were directly tied to improved Company financial results, as the Company's operating income and EPS goals served and continue to serve as the metrics determining funding of the annual cash bonus pool. The following two graphs illustrate this relationship:


CEO Total Compensation and Operating Income Performance
Total Compensation (from SCT)
Operating Income
Operating Income (Thousands)
$780
$760
$740
$720
$700
$680
$660
$640
CEO Total Compensation (Thousands)
$9,000
$7,500
$6,000
$4,500
$3,000
$1,500
$0
2008
2009
2010


CEO Total Compensation and Diluted EPS Performance
Total Compensation (from SCT)
Diluted EPS
Diluted EPS
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$9,000
$7,500
$6,000
$4,500
$3,000
$1,500
$0
CEO Total Compensation (Thousands)
2008
2009
2010

With respect to Mr. McDaniel's increase in pension value, as shown in the Summary Compensation Table ("SCT") on page 40, this increase is partially related to improved Company performance, as one's annual cash incentive award is included in the covered pay for the retirement calculation, an additional year of service and a one year increase in age. A large portion of the increase this year was also due to a change in the discount rate used to value the plan for financial reporting purposes. A significantly lower discount rate was used for the SEBP's year-end 2010 valuation due to the level of interest rates as of December 31, 2010 and the relatively short time horizon over which the SEBP's benefits are expected to be paid. The remaining three participants are expected to retire in the next decade, and more than 50% of the SEBP's liability will be paid during that period as lump sum distributions.

Mr. McDaniel's targeted total compensation for 2010 was at the median as compared to the Company's peer group and the broader market data provided to the Committee by its compensation consultant. His actual total compensation was between the median and the 75th percentile of the benchmark target total compensation levels of the comparative groups. In light of the individual achievements listed on page 32 and the description of Company achievements on page 25, the Committee believes Mr. McDaniel's total compensation package to be appropriate.

Additional Executive Compensation Policies and Practices

Clawback Policy

The Board has the right to make retroactive adjustments to any annual cash incentive awards granted after July 28, 2008 or performance shares granted after January 1, 2010, where payment or settlement of any such award was predicated upon the achievement of specified financial results and those results must later be revised. Where the results are revised by reason of a significant or material restatement, recoupment can be sought against executive officers, as defined in accordance with SEC rules; where the results are revised by reason of a restatement resulting from fraud or other misconduct, recoupment can be sought against the person engaging in such misconduct, as well as against any executive officer. The value with respect to which recoupment may be sought shall be determined by the Board. The Committee will continue to review the policy as new SEC requirements are released.

Employment Agreements

Moody's does not enter into employment agreements with its executives, including the NEOs. All of the Company's executives are "at will" employees.

Severance Policy

Moody's provides severance benefits to NEOs under the Moody's Career Transition Plan (the "Moody's Career Transition Plan" or "CTP") and the Moody's Corporation Change in Control Severance Plan (the "Moody's Corporation Change in Control Severance Plan " or the "CICP"), each of which is described below.

- All NEOs are subject to the CTP, an ERISA-based plan that is available to all employees.
- The NEOs do not receive any extra severance benefits.
- The CTP is designed to compensate eligible employees in the following situations:
  - where there has been a reduction in the Company's workforce or elimination of specific jobs;
  - where the individual's job performance has not met expectations (but does not involve a basis for terminating his performance for cause); or
  - where the Company has agreed with an individual that it is in the mutual best interests of the parties to sever the employment relationship.

While having such a plan in place is in the best long-term interest of stockholders, the plan is not designed to reward individuals who have not performed to expectations or who have engaged in conduct that is detrimental to the Company and its stockholders and contains provisions to ensure this.

Moody's believes that these payment arrangements are similar to the general practice among the Company's peer group, although it has not benchmarked the severance practices of Moody's peer companies.

Change in Control Arrangements

On December 14, 2010, the Board of Directors approved the adoption of the CICP. The purpose of the CICP is to offer its participants, which include the Company's executive officers and other key employees selected by the Committee, protection in the event of a Change in Control (as defined in the CICP). The CICP has been adopted to enhance the alignment of the interests of management and stockholders by allowing executives to remain objective when facing the prospect of a sale and potential job elimination. Under the CICP, participants are entitled to severance benefits triggered only if a participant's employment is terminated within 90 days prior to or two years following a change in control of the Company by the Company or its successor without Cause, or by the participant for Good Reason (both terms as defined in the CICP)(i.e., a "double-trigger"). For the CEO, severance benefits under the CICP consist of a lump sum cash payment equal to three times the sum of his base salary and target bonus for the year of termination, plus three years of continued coverage under the Company's medical and dental insurance plans. For other executives, including the other NEOs, the severance benefits consist of a lump sum cash payment equal to two times the sum of their base salaries and target bonuses, plus two years of continued medical and dental coverage.

Stock Ownership Guidelines

In July 2004, Moody's adopted stock ownership guidelines for its executives, including the NEOs, and its non-management directors, encouraging them to acquire and maintain a meaningful stake in the Company. These guidelines were revised in February 2008 to reflect the new management structure resulting from the Company's reorganization. Moody's believes that these guidelines encourage its executive officers to act as owners, thereby better aligning the executives' interests with those of the Company's stockholders.

- The guidelines are intended to satisfy an individual's need for portfolio diversification, while ensuring an ownership level sufficient to assure stockholders of their commitment to value creation.
- Executive officers are expected, within five years, to acquire and hold shares of the Company's Common Stock equal in value to a specified multiple of their base salary (which varies based on position).

- The current ownership level multiples are five times base salary for the CEO, three times base salary for the remaining Named Executive Officers, and five times the annual cash retainer for non-management directors.
- Restricted shares and shares owned by immediate family members or through the Company's tax-qualified savings and retirement plans count toward satisfying the guidelines.
- Stock options, whether vested or unvested, do not count toward satisfying the guidelines.

The guidelines for an individual executive officer may be suspended at the discretion of the Board of Directors in situations that it deems appropriate. All executive officers and directors are subject to a securities trading policy whereby hedging transactions are prohibited.

Tax Deductibility Policy

Section 162(m) of the Tax Code limits income tax deductibility of compensation in excess of $1 million that is not "performance-based" as defined under the income tax regulations, paid to any employee who as of the close of the taxable year was the CEO or, whose total compensation is required to be reported to stockholders under the Exchange Act by reason of such employee being among the three highest compensated officers for the taxable year (other than the CEO and CFO). Stock options awarded under the Company's stockholder-approved stock incentive plans are performance-based for purposes of the federal income tax laws, and any amounts required to be included in an executive's income upon the exercise of options do not count toward the $1 million limitation. For other compensation to be performance-based under the regulations, it must be contingent on the attainment of performance goals the material terms of which are approved by stockholders and the specific objectives of which are established by, and attainment of which objectives are certified by, a committee of the Board which consists entirely of non-employee directors.

While Moody's generally seeks to ensure the deductibility of the incentive compensation paid to the Company's executives, the Committee intends to retain the flexibility necessary to provide cash and equity compensation in line with competitive practice. Under Moody's annual cash incentive plan for the NEOs whose compensation is potentially to be in excess of $1 million, annual cash incentives are preliminarily funded on the basis of achievement relative to quantitative measures of performance and then are subject to negative discretion based on the degree of achievement of qualitative objectives.

SUMMARY COMPENSATION TABLE

The following table sets forth, for the years ended December 31, 2010, 2009 and 2008, the total compensation of the Company's Named Executive Officers. The Named Executive Officers for 2010, 2009 and 2008 include Moody's Principal Executive Officer, its Principal Financial Officer, and the three most highly-compensated executive officers of the Company (other than the Principal Executive Officer and Principal Financial Officer) who were serving as executive officers at the end of the last completed fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
Raymond W. McDaniel	2010	$936,000	$ —	$1,380,000	$ 920,003	$2,643,600	$3,256,441	$10,800	$9,146,844
Chairman and Chief	2009	936,000	—	—	1,549,996	1,407,725	1,520,158	10,757	5,424,636
Executive Officer	2008	936,000	305,000	—	1,809,300	—	3,360,721	14,791	6,425,812
Linda S. Huber	2010	530,400	—	970,002	379,997	1,054,500	625,637	8,772	3,569,308
Executive Vice President	2009	510,000	—	—	759,996	671,800	207,964	8,754	2,158,514
and Chief Financial Officer	2008	495,708	200,000	—	831,300	—	238,475	10,129	1,775,612
Michel Madelain(7)	2010	458,143	—	810,008	300,002	736,353	—	46,092	2,350,598
President and COO of	2009	452,676	—	—	600,003	514,600	—	56,299	1,623,578
Moody's Investors Service	2008	398,611	122,800	—	611,250	—	—	38,052	1,170,713
Mark E. Almeida	2010	463,500	—	785,692	283,799	736,000	153,817	8,109	2,430,917
President of Moody's Analytics	2009	450,000	—	—	559,998	445,700	165,819	8,999	1,630,516
	2008	435,417	200,000	—	611,250	—	56,952	19,574	1,323,193
John J. Goggins	2010	416,000	—	697,506	224,999	664,200	581,733	8,125	2,592,563
Senior Vice President and	2009	400,000	87,400	—	450,002	412,600	264,739	8,115	1,622,856
General Counsel	2008	377,250	120,000	—	489,000	—	377,775	18,260	1,382,285

(1) The amounts reported in the Bonus column represent discretionary bonuses paid to the Named Executive Officers. Payments under the Company's annual cash incentive program are reported in the Non-Equity Incentive Plan Compensation column. For 2008, the Company paid discretionary bonuses to all of the Named Executive Officers, as there were no payments under the Company's annual cash incentive program for that year. These amounts were paid on March 6, 2009. For 2009, one Named Executive Officer received a discretionary bonus paid on March 5, 2010. There were no discretionary bonuses paid for 2010.

(2) The amounts shown in the Stock Awards column represent the full grant date fair market value of restricted stock and performance share grants made in 2010. The full grant date fair value is based on the fair market value of the stock, which is defined as the arithmetic mean of the high and low prices of the Common Stock. All grants of performance shares and restricted stock were made under the Company's 2001 Key Employees' Stock Incentive Plan (as amended and restated on December 15, 2009, the "2001 Stock Incentive Plan"). There were no performance share or restricted stock grants made to the NEOs for 2008 and 2009.

On February 9, 2010, the fair market value of the Common Stock was $26.78 and the following grants of performance shares of Common Stock were received by Mr. McDaniel — 51,531, Ms. Huber — 21,285 shares, Mr. Almeida — 15,896 shares, Mr. Goggins — 12,603 shares, and Mr. Madelain — 16,804 shares. These performance share awards are subject to performance metrics of EPS growth, MA's sales growth and MIS's ratings accuracy performance during the three calendar year period ending December 31, 2012. Because the achievement or non-achievement of these performance metrics depends upon the occurrence of future events, the actual final payout of these performance share awards are not known at this time. As such, the total grant date fair value of the performance shares is calculated using the target number of shares underlying these awards and the per share grant date price stated above. No cash dividends will be paid when the underlying shares vest.

On September 7, 2010, the fair market value of the Common Stock was $22.62 and the following grants of restricted shares of Common Stock were received: Ms. Huber — 17,683 shares; Mr. Almeida — 15,915 shares; Mr. Goggins — 15,915 shares; and Mr. Madelain — 15,915 shares. Mr. McDaniel did not receive a grant of restricted shares.

Subject to continued employment, the restricted shares will vest as follows: one-fourth of the shares will vest on the first trading day in March following the date of grant and one-fourth of the shares will vest on each first trading day in March in the years 2012, 2013 and 2014. The 2001 Stock Incentive Plan provides that a grant outstanding for at least one year vests in full upon the grantee's retirement. Cash dividends will be accumulated and paid, without interest, when the underlying shares vest.

(3) The amounts shown in the Option Awards column represent the full grant date fair value of non-qualified options granted in each year indicated. The February 9, 2010 grant date fair value for stock options is based on the Black-Scholes option valuation model, applying the following assumptions: a stock price of $26.78, a stock-price volatility factor of 44.0%; a risk-free rate of return of 2.73%; a dividend yield of 1.57%; and an expected time of exercise of 5.9 years from the date of grant. The February 10, 2009 grant date fair value for stock options is based on the Black-Scholes option valuation model, applying the following assumptions: a stock price of $25.37, a stock-price volatility factor of 37.7%; a risk-free rate of return of 2.63%; a dividend yield of 1.58%; and an expected time of exercise of 5.8 years from the date of grant. The February 12, 2008 grant date fair value for stock options is based on the Black-Scholes option valuation model, applying the following assumptions: a stock price of $38.07, a stock-price volatility factor of 25%; a risk-free rate of return of 2.97%; a dividend yield of 1.05%; and an expected time of exercise of 5.5 years from the date of grant. The Black-Scholes model is premised on the immediate exercisability and transferability of the options, neither of which applies to the options set out in the table above. The actual amounts realized, if any, will depend on the extent to which the stock price exceeds the option exercise price at the time the option is exercised.

(4) The amounts reported in the Non-Equity Incentive Plan Compensation column represent the amounts earned by the Named Executive Officers for 2010, 2009 and 2008 under the Company's annual cash incentive program. The amounts for 2010 and 2009 were actually paid on March 4, 2011 and March 5, 2010, respectively, and there were no payments under the Company's annual cash incentive program for 2008. For a description of this program, see "Annual cash incentives" in the Compensation Discussion and Analysis on page 30.

(5) The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column represent the aggregate change during 2009 in the actuarial present value of the Named Executive Officers' accumulated benefits under the Company's Retirement Account, Pension Benefit Equalization Plan, and Supplemental Executive Benefit Plan ("SEBP"). For a description of these plans, see the Pension Benefits Table on page 47. The change in the actuarial present value year over year is largely driven by the impact on the SEBP component of the following variables: one additional year of service and pay; one less year of discounting in the present value calculation; and annual assumption changes (such as the discount rate or mortality assumption). In addition to these typical factors that affect the actuarial present values from one year to the next, plan changes can also have an impact. During 2008 certain changes became effective in the PBEP and SEBP so the plans would continue to comply with 409A of the Internal Revenue Code. SEBP participants elected either an annuity or a lump sum form of payment that will apply at retirement, and the PBEP was amended so it will automatically provide lump sum distributions to terminated participants at the later of age 55 or six months following termination from Moody's. The SEBP was closed as of January 1, 2008 to new participants and the only NEOs who participate in the plan are Mr. McDaniel, Ms. Huber and Mr. Goggins.

(6) The amounts reported in the All Other Compensation column comprise the following compensation items:

Name	Year	Perquisites and Other Personal Benefits(a)	Company Contributions to Vested and Unvested Defined Contribution Plans(b)	Dividends or Other Earnings Paid on Stock or Option Awards(c)	Termination Benefits	Total
Raymond W. McDaniel	2010	$ —	$ 7,350	$3,450	—	$10,800
	2009	—	7,350	3,407	—	10,757
	2008	—	6,900	7,891	—	14,791
Linda S. Huber	2010	—	7,350	1,422	—	8,772
	2009	—	7,350	1,404	—	8,754
	2008	—	6,900	3,229	—	10,129
Michel Madelain	2010	—	45,659	433	—	46,092
	2009	10,428	45,402	469	—	56,299
	2008	—	37,299	753	—	38,052
Mark E. Almeida	2010	—	7,350	759	—	8,109
	2009	—	8,250	749	—	8,999
	2008	—	17,838	1,736	—	19,574
John J. Goggins	2010	—	7,350	775	—	8,125
	2009	—	7,350	765	—	8,115
	2008	—	16,413	1,847	—	18,260

(a) For all the NEOs, perquisites and other personal benefits provided in fiscal 2010 were, in the aggregate, less than $10,000 per individual. For Michel Madelain, the perquisite amount in 2009 represented a car allowance paid in British pounds sterling. For 2009, an exchange rate of 1.6167 from The Federal Reserve Bank as of December 31, 2009 was used to calculate the US dollar amount.

(b) These amounts represent the aggregate annual Company contributions to the accounts of the Named Executive Officers under the Company's Profit Participation Plan and the non-qualified Deferred Compensation Plan in the United States. The Profit Participation Plan and the Deferred Compensation Plan are tax-qualified defined contribution plans. The amount described with respect to Mr. Madelain was contributed by the Company's subsidiary in the UK to the Moody's Group Personal Pension Plan. An exchange rate of 1.5392 from The Federal Reserve Bank as of December 30, 2010 was used to calculate the U.S. dollar amount.

(c) These amounts represent dividend equivalents paid on restricted stock awards that vested during 2010, 2009 and 2008.

(7) Mr. Madelain became an executive officer of the Company as of May 1, 2008. His compensation figures are shown in the table in U.S. dollars. However, certain elements of his compensation were paid in British pounds sterling. An exchange rate of 1.5392 from The Federal Reserve Bank as of December 30, 2010 was used to calculate the U.S. dollar amount.

GRANTS OF PLAN-BASED AWARDS TABLE FOR 2010

The following table sets forth, for the year ended December 31, 2010, information concerning each grant of an award made to the Company's Named Executive Officers in 2010 under any plan.

Name	Grant Date	Authorization Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Securities Underlying Options(4) (#)	All Other Option Awards: Number of Securities Underlying Options(5) (#)	Exercise or Base Price of Option Awards(6) ($/Sh)	Closing Price on Day of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards(7)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Raymond W. McDaniel	02/09/2010	12/15/2009				12,883	51,531	103,062					$1,380,000
	02/09/2010	12/15/2009								88,292	$26.78	$26.76	920,003
	N/A		421,225	1,684,900	3,369,800								
Linda S. Huber	02/09/2010	12/14/2009				5,321	21,285	42,570					570,012
	02/09/2010	12/14/2009								36,468	26.78	26.76	379,997
	09/07/2010	09/07/2010							17,683				399,989
	N/A		171,600	686,400	1,372,800								
Michel Madelain	02/09/2010	12/14/2009				4,201	16,804	33,608					450,011
	02/09/2010	12/14/2009								28,791	26.78	26.76	300,002
	09/07/2010	09/07/2010							15,915				359,997
	N/A		136,065	544,261	1,088,522								
Mark E. Almeida	02/09/2010	12/14/2009				3,974	15,896	31,792					425,695
	02/09/2010	12/14/2009								27,236	26.78	26.76	283,799
	09/07/2010	09/07/2010							15,915				359,997
	N/A		136,025	544,100	1,088,200								
John Goggins	02/09/2010	12/14/2009				3,151	12,603	25,206					337,508
	02/09/2010	12/14/2009								21,593	26.78	26.76	224,999
	09/07/2010	09/07/2010							15,915				359,997
	N/A		100,100	400,400	800,800								

(1) The Governance and Compensation Committee authorized the grant of stock options and performance shares for 2010 on December 14, 2009 (except for Mr. McDaniel, whose grant was approved on December 15, 2009), to be effective on February 9, 2010, the third trading day following the date of the public dissemination of the Company's financial results for 2009. On September 7, 2010, the Governance and Compensation Committee authorized a special retention grant of restricted stock to be effect the day of authorization.

(2) These cash incentive awards were granted in 2010 under the Company's annual cash incentive program. The Governance and Compensation Committee established performance metrics for operating income and EPS growth that determine the aggregate funding of the program. The Governance and Compensation Committee considers other factors including individual performance when determining the final award amounts for annual incentive awards. For additional information on the annual cash incentive program, see the Compensation Discussion and Analysis beginning on page 25. These awards were earned during 2010 and are to be paid in March 2011.

(3) These performance share awards were granted in 2010 under the Company's 2001 Stock Incentive Plan. The Governance and Compensation Committee determined the target performance share amounts and set performance measures over the three-year performance period ending December 31, 2012. For Mr. McDaniel, Ms. Huber and Mr. Goggins, performance is based on EPS growth, MA's sales growth and MIS's ratings accuracy performance. For Mr. Madelain, performance is based on EPS growth and MIS's ratings accuracy performance. For Mr. Almeida, performance is based on EPS growth and MA's sales growth. At maximum achievement, the grant date fair value of the awards would have been twice the amount reported for each executive, or for Mr. McDaniel — $2,760,000, Ms. Huber — $1,140,024, Mr. Madelain — $900,022, Mr. Almeida — $851,390, and Mr. Goggins — $675,016.

(4) These restricted stock awards were made under the Company's 2001 Stock Incentive Plan. They are exercisable in four equal annual installments on the first trading day in March in each of the years 2011, 2012, 2013 and 2014.

(5) These stock option awards were made under the Company's 2001 Stock Incentive Plan. They are exercisable in four equal annual installments beginning on the first anniversary of the date of grant, February 9, 2011 and expire on February 9, 2020.

(6) The exercise price of these awards is equal to the arithmetic mean of the high and low market price of the Company's Common Stock on the grant date. (The February grant was made on February 9, 2010; the September restricted stock grant was made on September 7, 2010).

(7) The February 9, 2010 grant date fair value for stock options is based on the Black-Scholes option valuation model, applying the following assumptions; an expected stock-price volatility factor of 44.0%; a risk-free rate of return of 2.73%; a dividend yield of 1.57%; and an expected time of exercise of 5.9 years from the date of grant. The Black-Scholes model is premised on the immediate exercisability and transferability of the options, neither of which applies to the options set out in the table above. The actual amounts realized, if any, will depend on the extent to which the stock price exceeds the option exercise price at the time the option is exercised.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE FOR 2010

The following table sets forth information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each of the Company's Named Executive Officers outstanding as of December 31, 2010. The market value of the shares that have not vested is based on the closing market price of the Company's Common Stock on December 31, 2010 on the New York Stock Exchange.

	Option Awards(1)						Stock Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)	Grant Date
Raymond W. McDaniel	230,000	—		19.9875	02/07/2002	02/07/2012	4,513	119,775			02/08/2006
	212,000	—		21.2675	02/07/2003	02/07/2013	16,026	425,330			02/12/2007
	165,000	—		32.4075	02/09/2004	02/09/2014			51,531	1,367,633	02/09/2010
	167,500	—		41.6875	02/22/2005	02/22/2015					
	114,223	—		63.0900	02/08/2006	02/08/2016					
	77,100	25,700		72.7150	02/12/2007	02/12/2017					
	92,500	92,500		38.0700	02/12/2008	02/12/2018					
	45,215	135,648		25.3700	02/10/2009	02/10/2019					
	—	88,292		26.7800	02/09/2010	02/09/2020					
Linda S. Huber	66,667	—		44.9850	07/01/2005	07/01/2015	1,778	47,188			02/08/2006
	45,000	—		63.0900	02/08/2006	02/08/2016	6,939	184,161			02/12/2007
	33,375	11,125		72.7150	02/12/2007	02/12/2017	17,683	469,307			09/07/2010
	42,500	42,500		38.0700	02/12/2008	02/12/2018			21,285	564,904	02/09/2010
	22,170	66,511		25.3700	02/10/2009	02/10/2019					
	—	36,468		26.7800	02/09/2010	02/09/2020					
Michel Madelain	11,789	—		21.2675	02/07/2003	02/07/2013	539	14,305			02/08/2006
	8,573	—		32.4075	02/09/2004	02/09/2014	1,989	52,788			02/12/2007
	25,460	—		41.6875	02/22/2005	02/22/2015	15,915	422,384			09/07/2010
	13,625	—		63.0900	02/08/2006	02/08/2016			16,804	445,978	02/09/2010
	9,562	3,188		72.7150	02/12/2007	02/12/2017					
	31,249	31,251		38.0700	02/12/2008	02/12/2018					
	17,503	52,509		25.3700	02/10/2009	02/10/2019					
	—	28,791		26.7800	02/09/2010	02/09/2020					
Mark E. Almeida	50,000	—		19.9875	02/07/2002	02/07/2012	988	26,222			02/08/2006
	46,000	—		21.2675	02/07/2003	02/07/2013	3,547	94,137			02/12/2007
	33,000	—		32.4075	02/09/2004	02/09/2014	15,915	422,384			09/07/2010
	36,850	—		41.6875	02/22/2005	02/22/2015			15,896	421,880	02/09/2010
	25,000	—		63.0900	02/08/2006	02/08/2016					
	17,062	5,688		72.7150	02/12/2007	02/12/2017					
	31,250	31,250		38.0700	02/12/2008	02/12/2018					
	16,336	49,008		25.3700	02/10/2009	02/10/2019					
	—	27,236		26.7800	02/09/2010	02/09/2020					
John J. Goggins	70,000	—		19.9875	02/07/2002	02/07/2012	969	25,717			02/08/2006
	64,000	—		21.2675	02/07/2003	02/07/2013	3,781	100,348			02/12/2007
	46,500	—		32.4075	02/09/2004	02/09/2014	15,915	422,384			09/07/2010
	43,550	—		41.6875	02/22/2005	02/22/2015			12,603	334,484	02/09/2010
	24,500	—		63.0900	02/08/2006	02/08/2016					
	18,187	6,063		72.7150	02/12/2007	02/12/2017					
	25,000	25,000		38.0700	02/12/2008	02/12/2018					
	13,127	39,382		25.3700	02/10/2009	02/10/2019					
	—	21,593		26.7800	02/09/2010	02/09/2020					

(1) Option awards are exercisable in four equal, annual installments beginning on the first anniversary of the date of grant. The grant date for options is ten years earlier than the Option Expiration Date reported in the table.

(2) For the restricted stock grant made in September 2010, the awards are exercisable in four equal annual installments on the first trading day in March in each of the years 2011, 2012, 2013 and 2014. For the restricted stock grants made in February 2006 and February 2007, subject to the Named Executive Officer's continued employment through each vesting date, the vesting of these restricted stock awards in any one year generally depends on the financial performance of the Company. Twenty-five percent of the total number of shares subject to an award represents the "Target Shares" for each vesting year. If the Company's annual operating income growth in any one year is (i) less than 10%, then 50% of the Target Shares will vest; (ii) between 10% and 15% (inclusive), then 100% of the Target Shares will vest; and (iii) greater than 15%, then 150% of the Target Shares will vest. Notwithstanding the possibility of accelerated vesting in any year of operating income growth greater than 15%, no more than 100% of the initial award will vest, and all shares will vest in full, if not previously vested, five years from the grant date, subject to the Named Executive Officer's continued employment through such date, regardless of whether the specified performance goals have been achieved.

(3) Value is calculated based on the closing price of the Common Stock on December 31, 2010, $26.54.

(4) Represents a performance share award that pays out in March 2013, subject to attainment of performance objectives and vesting requirements for the period ending December 31, 2012.

OPTION EXERCISES AND STOCK VESTED TABLE FOR 2010

The following table sets forth information concerning the number of shares of Common Stock acquired and the value realized upon the exercise of stock options and the number of shares of Common Stock acquired and the value realized upon vesting of restricted stock awards during 2010 for each of the Company's Named Executive Officers on an aggregated basis. In the case of stock options, the value realized is based on the market price of the Company's Common Stock on the New York Stock Exchange at the time of exercise and the option exercise price; in the case of restricted stock awards, the value realized is based on the average high and low market price of the Company's Common Stock on the New York Stock Exchange on the vesting date.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Raymond W. McDaniel	100,000	$1,493,750	8,519	$229,843
Linda S. Huber	—	—	3,512	94,754
Michel Madelain	—	—	1,035	27,924
Mark E. Almeida	70,000	889,395	1,875	50,588
John J. Goggins	—	—	1,913	51,613

PENSION BENEFITS TABLE FOR 2010

The following table sets forth information with respect to each defined benefit pension plan that provides for payments or other benefits to the Named Executive Officers at, following, or in connection with retirement.

Name	Plan Name	Number of Years Credited Service (#)(2)	Present Value of Accumulated Benefit at 12/31/08 ($)	Payments During Last Fiscal Year ($)
Raymond W. McDaniel	Retirement Account	22.5000	$ 311,108	—
	Pension Benefit Equalization Plan	22.5000	1,613,804	—
	Supplemental Executive Benefit Plan	23.8333	14,260,604	—
Linda S. Huber	Retirement Account	4.5833	62,714	—
	Pension Benefit Equalization Plan	4.5833	183,064	—
	Supplemental Executive Benefit Plan	5.6667	1,202,686	—
Michel Madelain(1)	Moody's Group Personal Pension Plan	—	—	—
Mark E. Almeida	Retirement Account	21.5000	270,977	—
	Pension Benefit Equalization Plan	21.5000	473,684	—
	Supplemental Executive Benefit Plan	—	—	—
John J. Goggins	Retirement Account	10.8333	137,355	—
	Pension Benefit Equalization Plan	10.8333	259,330	—
	Supplemental Executive Benefit Plan	11.9167	1,711,872	—

(1) The Company provides retirement benefits to the NEOs under three defined benefit pension plans, except for Michel Madelain who is not a U.S. employee. As reflected in footnote (6) to the Summary Compensation Table, an amount was contributed by the Company's subsidiary in the UK to the Moody's Group Personal Pension Plan on Mr. Madelain's behalf. Using an exchange rate of 1.5392 from the Federal Reserve Bank of New York as of December 30, 2010, the amount contributed was $45,659 in 2010.

(2) The credited service for the Retirement Account and the PBEP is based on service from the date the individual became a participant in the plan. Individuals become participants in the plan on the first day of the month coincident with or next following the completion of one year of service. The SEBP provides credited service from an individual's date of hire with Moody's. For Messrs. McDaniel and Almeida, the date of participation in the Retirement Account is based on an earlier plan provision that provided for individuals to become participants on the January 1 or July 1 following the completion of one year of service.

The Company provides retirement benefits to the Named Executive Officers under three defined benefit pension plans except for Mr. Madelain who is not a U.S. employee: the Retirement Account, the PBEP, and the SEBP. The Retirement Account is a broad-based tax-qualified defined benefit pension plan. The PBEP is a non-tax-qualified defined benefit pension plan that restores benefits to participants that would otherwise be lost under the Retirement Account due to limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans. The Retirement Account, together with the PBEP, provides retirement income based on a percentage of annual compensation. The SEBP is a non-tax-qualified supplemental executive retirement plan that provides more generous benefits than the PBEP for designated senior executive officers of the Company. An amount was contributed by the Company's subsidiary in the UK to the Moody's Group Personal Pension Plan, described below, on Mr. Madelain's behalf.

None of the continuing Named Executive Officers are currently eligible for early retirement under any of the Company's defined benefit pension plans.

The assumptions made in computing the present value of the accumulated benefits of the Named Executive Officers, except as described in the following sentence, are incorporated herein by reference to the discussion of those assumptions under the heading "Pension and Other Post-Retirement Benefits" in the Management's

Discussion and Analysis and Note 11 to the financial statements as contained in the Company's Annual Report on Form 10-K filed with the Commission on February 28, 2011. The assumed retirement age used in computing the present value of the accumulated benefits of the Named Executive Officers was age 65 in the case of the Retirement Account, age 65 in the case of the PBEP, and age 55 in the case of the SEBP.

The material terms in effect in 2010 of the Retirement Account, the PBEP, the SEBP, and Moody's Group Personal Pension Plan are described below. Each of these plans was amended effective as of January 1, 2008. Therefore, future benefit accruals made under these plans will be subject to revised terms.

Moody's Corporation Retirement Account

All U.S. employees hired prior to January 1, 2008 and who have been continuously employed are eligible to participate in the Retirement Account after attaining age 21 and completing one year of service with the Company. Participants earn one month of credited service for each month or fraction thereof from the date they become eligible to participate in the plan. The Retirement Account is a cash balance plan providing benefits that grow monthly as hypothetical account balances, which are credited with interest and pay-based credits. Interest credits are based on a 30-year Treasury interest rate equivalent with a minimum compounded annual interest rate of 4.5%. Pay-based credits are amounts allocated to each participant's hypothetical account based upon a percentage of monthly pensionable compensation. The percentage of compensation allocated annually ranges from 3% to 12.5%. Each participant's pay-based credit percentage is based on their attained age and credited service. Compensation is based on actual earnings which include base salary, regular bonus (or annual incentive award), overtime, and commissions. Severance pay, contingent payments, and other forms of special remuneration are excluded.

Participants vest in their benefits after completing three years of service with the Company. Upon termination of employment, a participant may elect to receive an immediate lump sum distribution equal to 50% of his cash balance account. The remaining 50% of the cash balance account must be received in the form of an annuity upon retirement at age 55 or later. The normal retirement age under the Retirement Account is age 65, but participants who have attained age 55 with at least 10 years of service may elect to retire early. Upon retirement, participants can choose among the various actuarially equivalent forms of annuities offered under the plan.

Moody's Corporation Pension Benefit Equalization Plan

The PBEP is a non-tax-qualified defined benefit pension plan that restores benefits to participants whose pensionable compensation exceeds the limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans. For 2010, this limitation was $245,000. The provisions of the PBEP are the same as those of the Retirement Account except for the form of payment which must be as a lump sum. Upon attaining age 55 with at least 10 years of service, participants may elect to retire. The PBEP was amended as of January 1, 2008 to provide that any participant who is an active employee of the Company or any subsidiary after December 31, 2004 shall receive all of his benefits under the PBEP in a lump sum on the six month anniversary of his separation from service with the Company or a subsidiary.

Moody's Corporation Supplemental Executive Benefit Plan

The SEBP is closed to new participants and the only Named Executive Officers participating in the plan are Mr. McDaniel, Ms. Huber and Mr. Goggins. The SEBP is a non-tax-qualified defined benefit pension plan designed to ensure the payment of a competitive level of retirement income and disability benefits to participants. Historically, a key management employee of the Company who was deemed to be responsible for the management, growth, or protection of the Company's business, and who was designated in writing by the Chief

Executive Officer and approved by the Governance and Compensation Committee was eligible to participate in the plan on the effective date of his designation. The target retirement benefit for a participant is equal to 2% of average final compensation for each year of credited service up to 30 years of credited service, for a maximum benefit of 60% of average final compensation. This target benefit is offset by other pension benefits earned under the Retirement Account and PBEP, as well as benefits payable from Social Security and other pension benefits payable by the Company.

Participants earn one month of credited service for each month or fraction thereof that they are employed by the Company. Eligible compensation includes base salary, annual incentive awards, commissions, lump sum payments in lieu of foregone merit increases, "bonus buyouts" as the result of job changes, and any portion of such amounts voluntarily deferred or reduced by the participant under any Company employee benefit plan. Average final compensation is the highest consecutive 60 months of eligible compensation in the last 120 months of employment.

The SEBP also provides a temporary disability benefit in the event of a participant's total and permanent disability. This disability benefit is equal to 60% of the 12 months of compensation earned by the participant immediately prior to the date of disability. The disability benefit is offset by any other disability income and/or pension income the participant is already receiving. Payment of the temporary disability benefit continues during the participant's period of disability, but no later than age 65. During the period of total and permanent disability, a participant continues to earn credited service for retirement purposes.

Participants vest in their benefits after completing five years of service with the Company. Benefits are payable at the later of age 55 or termination of employment. For participants who terminate their employment prior to attaining age 55, benefits must commence at age 55 and their SEBP benefit will be reduced by 60% for early retirement. If a participant or vested former participant retires directly from the Company after age 55 and before age 60 without the Company's consent, his retirement benefit is reduced by 3% for each year or fraction thereof that retirement commences prior to reaching age 60. If a participant retires directly from the Company on or after age 55 with the Company's consent, benefits are not reduced for commencement prior to age 60.

The normal form of payment under the SEBP is a single-life annuity for non-married participants or a fully-subsidized 50% joint and survivor annuity for married participants. Participants may receive up to 100% of their benefit in the form of a lump-sum distribution by making a written election at least 12 months prior to termination of employment. 2008 actuarial present values generally were higher if lump sums are in effect.

The SEBP was amended January 1, 2008 in order to reflect the requirements of Section 409A of the Internal Revenue Code.

Moody's UK Group Personal Pension Plan

The Group Personal Pension Plan (the "GPPP") enables employees in the United Kingdom to contribute to a pension arrangement. The GPPP is a collection of individual pension policies. Each member has his or own individual pension policy within the GPPP and, if the employee changes jobs, the employee may be able to continue to contribute to the policy if he so wishes. Membership in the GPPP is voluntary and is offered to all employees of the Company's UK subsidiary ("Moody's UK") who are directly employed by Moody's UK, are between the ages of 18 and 65 and have completed three months of service. Moody's UK makes contributions representing a percentage of pensionable salary at a rate dependent upon the employee's age. The percentage increases as the employee's age approaches the retirement age of 65. Moody's UK will stop paying contributions to the GPPP when an employee leaves service, or on the date of contractual retirement, if earlier. As a condition to membership in the GPPP, an employee is required to make regular contributions of at least 3% of one's pensionable salary for the first two years of membership.

After an employee is a member of the GPPP for two years, the employee is not required to contribute personally to the GPPP in order to benefit from the contributions available from Moody's UK, but the employee may elect to pay personal contributions on a voluntary basis up to a maximum amount set forth in the GPPP which is dependent upon certain factors, including their earnings and the total amount already saved in pensions. Employee contributions qualify for full tax relief via a salary sacrifice arrangement called Pension Sense. Employees are not taxed on the contributions paid into the GPPP by Moody's UK either. They also receive offers beneficial tax treatment at retirement.

NONQUALIFIED DEFERRED COMPENSATION TABLE (1)

The following table sets forth information concerning the nonqualified deferred compensation of the Named Executive Officers in 2010.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Raymond W. McDaniel	—	—	$ —	—	$ —
Linda S. Huber	—	—	—	—	—
Michel Madelain	N/A	N/A	N/A	N/A	N/A
Mark E. Almeida	—	—	27,047	—	169,415
John J. Goggins	—	—	5,882	—	39,866

(1) No nonqualified deferred compensation earnings were included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" of the Summary Compensation Table as there were no above-market earnings for the NEOs under the Moody's Corporation Deferred Compensation Plan in 2010. Company contributions to the accounts of the NEOs under the Company's nonqualified Deferred Compensation Plan are reflected in column (b) of footnote (6) to the Summary Compensation Table. Contributions of $105,380 for Mr. Almeida and $28,538 for Mr. Goggins were reported as compensation in the Company's Summary Compensation Table for prior years.

Moody's Corporation Deferred Compensation Plan

Effective January 1, 2008, the Company implemented the Moody's Corporation Deferred Compensation Plan. Each year, employees expected to earn annual compensation in excess of the IRS compensation limit for allowable pre-tax deferrals into the Moody's Profit Participation Plan, are notified of their eligibility to participate in the DCP.

The primary purpose of the DCP is to allow these employees to continue pre-tax deductions into a nonqualified plan and receive the maximum company match on compensation which exceeds the IRS limits for allowable pre-tax deferrals into the Moody's Profit Participation Plan. A limited group of highly compensated senior management has the option of immediate deferral of up to 50% of base salary and/or bonus. However, the Company match only applies to deferrals in excess of the IRS limit on compensation. In addition, the Company will credit to the DCP employer contributions that would have been made to the Profit Participation Plan but for the application of the compensation limit.

Each participant may select one or more deemed investment funds offered under the DCP for the investment of the participant's account and future contributions. The deemed investment funds are substantially the same as the funds available in the Profit Participation Plan. The DCP is unfunded and no cash amounts are paid into or set aside in a trust or similar fund under the DCP. All amounts deducted from a participant's earnings, along with any Company contributions, are retained as part of the Company's general assets and are credited to the participant's bookkeeping account under the DCP. The value of a participant's account increases or decreases in value based upon the fair market value of the deemed investment funds as of the end of the year. The forms of distribution under the DCP are either a lump sum or an annuity after termination.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The information below reflects the amount of compensation that would become payable to each of the Named Executive Officers under certain existing plans and arrangements if the executive's employment had terminated under the specified circumstances or if there had been a change in control on December 31, 2010, given the named executive's compensation and, if applicable, based on the Company's closing stock price on that date. These benefits are in addition to benefits that may be available to the executive prior to the occurrence of any termination of employment, including under exercisable stock options held by the executive, and benefits available generally to salaried employees, such as distributions under the Company's tax-qualified defined contribution plan and accrued vacation pay. In addition, in connection with any event including or other than those described below, the Company may determine to enter into an agreement or to establish an arrangement providing additional benefits or amounts, or altering the terms of benefits described below, as the Company determines appropriate. A "change in control" is defined to include: (i) the date any one person, or more than one person acting as a group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of Moody's Corporation possessing 50 percent or more of the total voting power of the stock of Moody's Corporation, or (ii) the date a majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election.

The actual amounts that would be paid upon a Named Executive Officer's termination of employment can be determined only at the time of such executive's separation from the Company. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's then current compensation.

Moody's Corporation Career Transition Plan

Each of the Company's Named Executive Officers currently participates in the Moody's Corporation Career Transition Plan. This plan generally provides for the payment of benefits if an eligible executive officer's employment terminates for one of several specified events: a reduction in force, a job elimination, unsatisfactory job performance (not constituting cause), or a mutually agreed upon resignation.

The CTP provides payments and benefits to individuals for what Moody's believes to be a reasonable period for them to find comparable employment. It also affords both Moody's and the individual the motivation to resolve any potential claims or other issues between the parties with finality, which helps minimize distractions for management and protect the interests of stockholders.

The plan does not cover employment terminations resulting from a unilateral resignation, a termination of employment for cause, a sale, merger, spin-off, reorganization, liquidation, or dissolution of the Company, or where the Named Executive Officer takes a comparable position with an affiliate of the Company. "Cause" means willful malfeasance or misconduct, a continuing failure to perform his duties, a failure to observe the material policies of the Company, or the commission of a felony or any misdemeanor involving moral turpitude. In the event of an eligible termination of employment, a Named Executive Officer may be paid 52 weeks of salary continuation (26 weeks if the executive officer is terminated by the Company for unsatisfactory performance), payable at the times the executive officer's salary would have been paid if employment had not terminated. For this purpose, salary consists of the Named Executive Officer's annual base salary at the time of termination of employment. In addition, the Named Executive Officer may receive continued medical, dental, and life insurance benefits during the applicable salary continuation period and will be entitled to such outplacement services during the salary continuation period as are being generally provided by the Company to its employees. In addition, the executive is entitled to receive any benefits that he or she otherwise would have been entitled to receive under Moody's retirement plans, although these benefits are not increased or accelerated.

Except in the case of a termination of employment by the Company for unsatisfactory performance, the Named Executive Officer also may receive:

- a prorated portion of the actual annual cash incentive for the year of termination of employment that would have been payable to the executive officer under the annual cash incentive plan in which the executive officer was participating at the time of termination, provided that the executive officer was employed for at least six full months during the calendar year of termination;
- financial planning and counseling services during the salary continuation period to the same extent afforded immediately prior to termination of employment.

The plan gives the Company's Chairman and Chief Executive Officer the discretion to reduce or increase the benefits otherwise payable to, or otherwise modify the terms and conditions applicable to, a Named Executive Officer (other than himself) under the plan. As a matter of policy, if Mr. McDaniel intended to increase the benefits payable, any such proposal would be reviewed by the Committee.

The receipt of any benefits under the plan is contingent upon the affected Named Executive Officer signing a severance and release agreement that prohibits him from engaging in conduct that is detrimental to the Company, such as working for certain competitors, soliciting customers or employees after employment ends, and disclosing confidential information the disclosure of which would result in competitive harm to us. These provisions extend for the one year period during with the Named Executive Officer would be receiving payments pursuant to the CTP.

The estimated payments and benefits payable to the Named Executive Officers assuming an event triggering payment under the CTP as of the last day of 2010 are reported in the discussion of Potential Payments Upon Termination or Change in Control beginning on page 51.

The estimated payments and benefits that would be provided to each Named Executive Officer still serving in that capacity under each circumstance that is covered by the Career Transition Plan are listed in the tables below.

Potential Payments and Benefits Upon a Termination of Employment By Reason of a Reduction in Force, Job Elimination, or a Mutually Agreed Upon Resignation(1)

Name	Salary Continuation ($)	Annual Cash Incentive ($)	Medical, Dental, and Life Insurance Benefits ($)	Out-Placement Services ($)	Total ($)
Raymond W. McDaniel	$936,000	$1,684,900	$13,079	$30,000	$2,663,979
Linda S. Huber	530,400	686,400	54	30,000	1,246,854
Michel Madelain	458,143	544,261	—	30,000	1,032,404
Mark E. Almeida	463,500	544,100	7,357	30,000	1,044,957
John J. Goggins	416,000	400,400	11,008	30,000	857,408

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment was December 31, 2010;
- each NEO's base salary was the amount as of December 31, 2010 and is continued for a period of 52 weeks; and
- each NEO's annual cash incentive is equal to 100% of the target amount under the annual cash incentive program.

Potential Payments and Benefits Upon a Termination of Employment
By Reason of *Unsatisfactory Job Performance*
(Not Constituting Cause)(1)

Name	Salary Continuation ($)	Medical, Dental, and Life Insurance Benefits ($)	Out-Placement Services ($)	Total ($)
Raymond W. McDaniel	$468,000	$6,540	$30,000	$504,540
Linda S. Huber	265,200	27	30,000	295,227
Michel Madelain	229,072	—	30,000	259,072
Mark E. Almeida	231,750	3,679	30,000	265,429
John J. Goggins	208,000	5,504	30,000	243,504

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment was December 31, 2010; and
- each NEO's base salary was the amount as of December 31, 2010 and is continued for a period of 26 weeks.

Moody's Corporation Change in Control Severance Plan

On December 14, 2010, the Board of Directors approved the adoption of the Moody's Corporation Change in Control Severance Plan (the "CICP"). The purpose of the CICP is to offer its participants, which include the Company's executive officers and other key employees selected by the Committee, protection in the event of a Change in Control (as defined in the CICP). The CICP has been adopted to enhance the alignment of the interests of management and stockholders by allowing executives to remain objective when facing the prospect of a sale and potential job elimination. The CICP has an initial two-year term that will automatically renew each year for an additional year, unless the Company determines not to renew the CICP beyond its then current term. Under the CICP, participants are entitled to severance benefits triggered only if a participant's employment is terminated within 90 days prior to or two years following a change in control of the Company by the Company or its successor without Cause, or by the participant for Good Reason (both terms as defined in the CICP). Severance benefits will not be payable if a participant is terminated for Cause or voluntarily resigns without Good Reason. For the CEO, severance benefits under the CICP consist of a lump sum cash payment equal to three times the sum of his base salary and target bonus for the year of termination, plus three years of continued coverage under the Company's medical and dental insurance plans. For other executives, including the other NEOs, the severance benefits consist of a lump sum cash payment equal to two times the sum of their base salaries and target bonuses, plus two years of continued medical and dental coverage. Payment and retention of severance benefits under the CICP are contingent on the participant executing and not revoking a general release of claims against the Company and agreeing not to compete with the Company or solicit Company customers or employees for a period of two years following the date of the participant's termination of employment. The CICP became effective as of December 14, 2010.

Other Potential Payments Upon Termination of Employment

The Company's 2001 Stock Incentive Plan provides for vesting of outstanding stock options and restricted stock awards under certain circumstances as follows:

- in the event of the death or disability of a Named Executive Officer after the first anniversary of the date of grant of a stock option, the unvested portion of such stock option will immediately vest in full and such portion may thereafter be exercised during the shorter of (a) the remaining stated term of the stock option or (b) five years after the date of death or disability;

- in the event of the retirement of a Named Executive Officer after the first anniversary of the date of grant of a stock option, the unvested portion of such stock option will continue to vest during the shorter of (a) the remaining stated term of the stock option or (b) five years after the date of retirement;
- in the event of a termination for any reason other than death, disability or retirement, an unexercised stock option may thereafter be exercised during the period ending 30 days after the date of termination, but only to the extent such stock option was exercisable at the time of termination;
- in the event of the death, disability, or retirement of a Named Executive Officer after the first anniversary of the date of grant of a restricted stock award, the award will immediately vest in full;
- in the event of termination for any reason other than death, disability or retirement, after the first anniversary of the date of grant of a restricted stock award, the award shall be forfeited; and
- in the event of a change in control of the Company, the unvested portion of all outstanding stock options and restricted stock awards vest in full.

None of the continuing Named Executive Officers are currently eligible for retirement under the 2001 Stock Incentive Plan.

Potential Payments and Benefits Upon a Termination of Employment Following a Change in Control of the Company(1)

Name	Salary Continuation ($)	Annual Cash Incentive ($)	Medical, Dental, and Life Insurance Benefits ($)	Stock Options ($)	Restricted Stock Awards ($)	Performance Share Awards ($)	Total ($)
Raymond W. McDaniel	$2,808,000	$5,054,700	$39,237	$158,708	$545,105	$1,367,633	$9,973,383
Linda S. Huber	1,060,800	1,372,800	108	77,818	700,656	564,904	3,777,086
Michel Madelain	916,286	1,088,522	—	61,436	489,477	445,978	3,001,699
Mark E. Almeida	927,000	1,088,200	14,714	57,339	542,743	421,880	3,051,876
John J. Goggins	832,000	800,800	22,016	46,077	548,449	334,484	2,583,826

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment was December 31, 2010;
- for the CEO, Mr. McDaniel, that he executed a general release and two year non-compete agreement under the CICP and received a salary lump sum payout equal to three times his base salary as of December 31, 2010, an annual cash incentive lump sum payout equal to three times his 2010 annual target cash incentive, and three years continuation of current elected coverage under the medical, dental and life insurance programs;
- for each NEO, other than Mr. McDaniel, that he or she executed a general release and two year non-compete agreement under the CICP and received a salary lump sum payout equal to two times the executive's base salary as of December 31, 2010, an annual cash incentive lump sum payout equal to two times the executive's 2010 annual target cash incentive, and two years continuation of current elected coverage under the medical, dental and life insurance programs;
- the market price per share of the Company's Common Stock on December 31, 2010 was $26.54 per share, the closing price of the Common Stock on that date; and
- performance shares paid at target.

Potential Payments and Benefits Upon a Termination of Employment by Reason of Death, Disability, or Retirement(1)

Name	Stock Options ($)	Restricted Stock Awards ($)	Performance Share Awards ($)	Total ($)
Raymond W. McDaniel	$158,708	$545,105	—	$703,813
Linda S. Huber	77,818	231,349	—	309,167
Michel Madelain	61,436	67,093	—	128,529
Mark E. Almeida	57,339	120,359	—	177,698
John J. Goggins	46,077	126,065	—	172,142

(1) For purposes of this analysis, the following assumptions were used:

- the date of termination of employment was December 31, 2010; and
- the market price per share of the Company's Common Stock on December 31, 2010 was $26.54 per share, the closing price of the Common Stock on that date.

ITEM 5—STOCKHOLDER PROPOSAL

The Legal & General Assurance (Pensions Management) Limited, One Coleman Street, London, EC2R 5AA, England, the beneficial owner of 6,758 shares of Common Stock, has given notice of its intention to make the following proposal at the Annual Meeting. The Central Laborers' Pension, Welfare & Annuity Funds, P.O. Box 1267, Jacksonville, Illinois 62651, the beneficial owners of 4,156 shares of Common Stock, joins Legal & General Assurance as co-filer of the proposal.

5—Independent Chairman

RESOLVED: That stockholders of Moody's Corporation, ("Moody's" or "the Company") ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be an independent director who has not previously served as an executive officer of Moody's. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently Mr. Raymond McDaniel, Jr. is both Moody's Chairman of the Board and CEO. We believe that the practice of combining the two positions may not adequately protect shareholders.

We believe that an independent Chairman who sets agendas, priorities and procedures for the board can enhance board oversight of management and help ensure the objective functioning of an effective board. We also believe that having an independent Chairman (in practice as well as appearance) can improve accountability to shareowners, and we view the alternative of having a lead outside director, even one with a robust set of duties, as not adequate to fulfill these functions.

A number of respected institutions recommend such separation. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough"; "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management." In 2009 the Milstein Center at Yale School of Management issued a report, endorsed by a number of investors and board members, that recommend splitting the two positions as the default provision for U.S. companies. A commission of The Conference Board stated in a 2003 report: "Each corporation should give careful consideration to separating the offices of Chairman of the Board and CEO, with those two roles being performed by separate individuals. The Chairman would be one of the independent directors."

We believe that the recent economic crisis demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.

Statement of the Board of Directors in Opposition to Independent Chairman Stockholder Proposal

The Board of Directors unanimously recommends that stockholders vote AGAINST this proposal.

The proponent is requesting that the Board adopt a policy that the Chairman of the Board be an independent director who has not previously served as an executive officer of the Company. However, the Board already has mechanisms in place to provide independent Board leadership, including a lead independent director, and the Board believes that the Company and its stockholders are best served by the Board's current leadership structure. Furthermore, the Company received identical stockholder proposals for its 2010 and 2009 annual meetings which received only approximately 33% and 30% support from Moody's stockholders, respectively.

Lead Independent Director. To provide independent Board leadership, the Company has a lead independent director, who is appointed annually by the independent directors. As discussed on page 6 of this Proxy Statement and in our Corporate Governance Principles, the lead independent director presides over and sets the agenda for executive sessions of the independent directors, and has the authority to call executive sessions of the independent directors. The lead independent director's responsibilities also include: (1) approving information sent to the Board, and approving the agenda, materials and schedule for Board meetings; (2) acting as a liaison between the independent directors and the Chairman and Chief Executive Officer; (3) presiding at Board meetings when the Chairman and Chief Executive Officer is not present; and (4) being available for consultation and communication with major stockholders as appropriate. By contrast, the Chairman's responsibilities include presiding at meetings of the Board and at the annual meeting of stockholders.

Independent Oversight. The Board also has adopted a number of governance practices that promote the independence of the Board and independent oversight of management. First, eight out of nine members of the Board are independent directors. Second, both the Audit Committee and the Governance and Compensation Committee consist solely of independent directors. Third, the independent directors routinely meet in executive sessions, which the lead independent director chairs. In 2010, there were five executive sessions of the Board. Finally, the Governance and Compensation Committee, consisting of all of the independent directors on the Board, is responsible for evaluating the performance of the Chief Executive Officer and approving the Chief Executive Officer's compensation after considering the results of the evaluation.

Current Leadership Structure. The Board also believes that the Company and its stockholders are best served by the Board's current leadership structure, in which Mr. McDaniel serves as the Company's Chairman and Chief Executive Officer. Rather than taking a "one-size fits all" approach to Board leadership, the Company's Corporate Governance Principles permit the roles of Chairman and Chief Executive Officer to be filled by the same or different individuals. This allows the Board the flexibility to determine whether the roles should be combined or separated based upon the Company's circumstances and needs at any given time. The

Board currently believes that the Company and its stockholders are best served by having Mr. McDaniel serve in both positions. He is most familiar with the Company's business and the unique challenges the Company faces in the current environment and is best situated to lead discussions on important matters affecting the Company at this time.

In this regard, the Board's current leadership structure is consistent with practice at a majority of U.S. companies. American companies have historically followed a model in which the chief executive officer also serves as chairman of the board. This model has succeeded because it makes clear that the chief executive officer and chairman is responsible for managing the corporation's business, under the oversight and review of its board. This structure also enables the chief executive officer to act as a bridge between management and the board, helping both to act with a common purpose. According to one survey, in 2010, 60% of the boards of directors at S&P 500 companies had a combined chairman and chief executive officer (see Spencer Stuart Board Index 2010, available at www.spencerstuart.com/).

Based on the foregoing, the Board believes that adopting a policy that requires an independent Chairman of the Board is unnecessary and not in the best interests of the Company and its stockholders. For these reasons, the Board opposes adopting a policy to require an independent Chairman.

The Board of Directors therefore recommends a vote AGAINST this stockholder proposal.

OTHER BUSINESS

The Board of Directors knows of no business other than the matters set forth herein that will be presented at the Annual Meeting. Inasmuch as matters not known at this time may come before the Annual Meeting, the enclosed proxy confers discretionary authority with respect to such matters as may properly come before the Annual Meeting, and it is the intention of the persons named in the proxy to vote in accordance with their best judgment on such matters.

STOCKHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

Stockholder proposals which are being submitted for inclusion in the Company's proxy statement and form of proxy for the 2012 annual meeting of stockholders must be received by the Company at its principal executive offices no later than 5:30 p.m. EST on November 10, 2011. Such proposals when submitted must be in full compliance with applicable laws, including Rule 14a-8 of the Exchange Act.

Under the Company's By-Laws, notices of matters which are being submitted other than for inclusion in the Company's proxy statement and form of proxy for the 2012 annual meeting of stockholders must be received by the Corporate Secretary of the Company at its principal executive offices no earlier than January 20, 2012 and no later than February 9, 2012. Such matters when submitted must be in full compliance with applicable law and the Company's By-Laws. If we do not receive notice of a matter by February 9, 2012, the persons named as proxies will be allowed to use their discretionary voting authority when and if the matter is raised at the meeting.

March 9, 2011

[THIS PAGE INTENTIONALLY LEFT BLANK]